Form 20-F
period 2018-06-30
Paringa Resources Ltd
filed 2018-10-31
CIK 1725750

As filed with the Securities and Exchange Commission on October 31, 2018

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended June 30, 2018

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 Date of event requiring this shell company report For the transition period from to

Commission File No. 001-38642

PARINGA RESOURCES LIMITED
(Exact name of Registrant as specified in its charter)

N/A	AUSTRALIA
(Translation of Registrant’s name into English)	(Jurisdiction of incorporation or organization)

28 West 44th Street, Suite 810
New York, NY 10036
(Address of principal executive offices)

David Gay
President
(812) 406-4400 (telephone)
(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class:	Name of each exchange on which registered or to be registered:
American Depository Shares each representing 50 Ordinary Shares, no par value(1)	The Nasdaq Capital Market
(1)	Evidenced by American Depositary Receipts

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Number of outstanding shares of each of the issuer’s classes of capital or common stock as of June 30, 2018: 454,386,181 ordinary shares.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.
Yes  ☐ No ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Exchange Act of 1934.
Yes  ☐ No  ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.
Yes  ☐ No ☒

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate website, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T during the preceding 12 months.
Yes ☒ No  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company.

Large accelerated filer  ☐ Accelerated filer  ☐ Non-accelerated filer  ☐ Emerging growth company ☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☒

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing.

U.S. GAAP  ☐

International Financial Reporting Standards as issued by the International Accounting Standards Board  ☒

Other  ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.

Item 17  ☐ Item 18  ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company.
Yes  ☐ No  ☒

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.
Yes  ☐ No  ☐

i

ii

INTRODUCTION

Overview

Paringa Resources Limited is a developer of long-life thermal coal mines known as the Buck Creek Complex, consisting of the Poplar Grove and Cypress Mines located in the western Kentucky section of the Illinois Basin. We believe both the Poplar Grove and Cypress Mines possess geological and logistical advantages that will lower the operating costs of our mines and make our coal product attractive to the coal fired power plants located in the Ohio River and southeast U.S. power markets.

We started construction of the Poplar Grove Mine in August 2017, and we expect to complete construction of the mine by the end of the 2018 calendar year. The Poplar Grove Mine is expected to begin first coal production by the end of the 2018 calendar year, ramp up production during the 2019 calendar year and reach near full production capacity by the end of the 2020 calendar year.

Based on our current financial position, including the debt financing with Macquarie described below, we expect to have sufficient cash flow to complete the construction of the Poplar Grove Mine and commence commercial coal production. We intend to ship thermal coal predominately by barge from the Company’s barge load-out facility on the Green River, leading to major coal transportation routes along the Ohio and Mississippi rivers.

We have not yet decided on the timing to develop the Cypress Mine, which if undertaken would require additional funds.

Our Properties

In March 2013, we acquired the Buck Creek Complex, which consists of the Poplar Grove Mine and Cypress Mine, from Buck Creek Resources, LLC. The complex is located in western Kentucky, approximately 175 miles southwest of the state capital of Frankfort and approximately 25 miles southwest of the city of Owensboro, Kentucky, within the Western Kentucky Coalfield region of the Illinois Basin. The Poplar Grove Mine lies between the towns of Hanson and Slaughters in the west and Calhoun and Sacramento in the east, within the Counties of McLean and Hopkins in Kentucky. The Cypress Mine is located immediately north of the Poplar Grove Mine.

Evansville
INDIANA
OHIO RIVER
KENTUCKY
U.S.A.
Buck Creek Complex
Map Area
River View
Onton #9
(End of Economic Reserve Life)
Ohio River Market
Cypress Mine
3.8mtpa
Poplar Grove Mine
1.8mtpa
Dotiki
Warrior
Hopkins
(End of Economic Reserve Life)
GREEN RIVER
N
20 km
450000mE
500000mE
4150000mN
Coal Power Plant
Alliance Resource Partners Mines
Other Mines
Cypress Mine Plan
Poplar Grove Mine Plan
Buck Creek Complex
Other Coal Properties
Medium-High Volatile Bituminous
State Boundary
Rail
Major River - Barge Route

Corporate Information

Paringa Resources Limited was incorporated under the laws of Australia in 2012. Our ordinary shares have been listed on the Australian Securities Exchange since 2012 under the symbol “PNL.”

Our registered office is located at Level 9, 28 The Esplanade, Perth, Western Australia 6000, and our telephone number there is +61 (8) 9322-6322. Our principal executive office is located at 28 West 44th Street, Suite 810, New York, NY 10036. Our website address is www.paringaresources.com. Information on our website and the websites linked to it do not constitute a part of this annual report on Form 20-F.

Our American Depositary Shares, or ADSs, each representing 50 of our ordinary shares, are traded on the Nasdaq Capital Market, or Nasdaq, under the symbol “PNRL”. The Bank of New York Mellon, acting as depositary, registers and delivers the ADSs.

ABOUT THIS ANNUAL REPORT

Unless otherwise indicated or the context implies otherwise, any reference in this annual report on Form 20-F to:

•	“Paringa” refers to Paringa Resources Limited, an Australian corporation;
•	“the Company,” “we,” “us,” or “our” refer to Paringa and its consolidated subsidiaries, through which it conducts its business;
•	“shares” or “ordinary shares” refers to ordinary shares of Paringa;
•	“ADSs” refers to the American Depositary Shares, each of which represents 50 ordinary shares;
•	“ADRs” refers to the American Depositary Receipts evidencing the ADSs; and
•	“ASX” refers to the Australian Securities Exchange.

Our reporting and functional currency is the U.S. dollar. Unless otherwise noted, all industry and market data in this annual report on Form 20-F, including information provided by independent industry analysts, and all other financial and other data related to us in this annual report on Form 20-F is presented in U.S. dollars.

Presentation of Financial Information

Our fiscal year ends on June 30. We designate our fiscal year by the year in which that fiscal year ends; e.g. fiscal 2018 refers to our fiscal year ended June 30, 2018. All dates in this annual report on Form 20-F refer to calendar years, except where a fiscal year or quarter is indicated.

Unless otherwise indicated, the consolidated financial statements and related notes included in this annual report on Form 20-F are presented in U.S. dollars and have been prepared in accordance with International Financial Reporting Standards, or IFRS, and interpretations issued by the International Accounting Standards Board, or IASB, which differ in certain significant respects from generally accepted accounting principles in the United States, or U.S. GAAP. As a result, our financial statements may not be comparable to the financial statements of U.S. companies. Because the U.S. Securities and Exchange Commission, or SEC, has adopted rules to accept financial statements prepared in accordance with IFRS as issued by the IASB without reconciliation to U.S. GAAP from foreign private issuers such as us, we will not be providing a description of the principal differences between U.S. GAAP and IFRS. Information with respect to the basis of preparation of the unaudited condensed consolidated financial statements is included in the footnotes to our financial statements as set forth elsewhere in this annual report on Form 20-F.

Industry and Market Data

This annual report on Form 20-F includes information with respect to market and industry conditions and market share from third party sources or that is based upon estimates using such sources when available. We believe that such information and estimates are reasonable and reliable. We also believe the information extracted from publications of third party sources has been accurately reproduced. However, we have not independently verified any of the data from third party sources. Similarly, our internal research is based upon the understanding of industry conditions, and such information has not been verified by any independent sources.

Coal Reserve Information

We are required by ASX Listing Rules to report ore reserves and mineral resources in Australia in compliance with the Australasian Joint Ore Reserves Committee Code for Reporting of Mineral Resources and Ore Reserves 2012

Edition, or JORC Code. Under the SEC’s Industry Guide 7, classifications other than proven and probable reserves are not recognized and, as a result, the SEC generally does not permit mining companies like us to disclose measures of mineral resources, such as measured, indicated or inferred resources, in SEC filings.

We have commissioned Marshall Miller & Associates, Inc., or MM&A, to conduct a review of our expanded bankable feasibility study, or BFS. MM&A have provided reserve coal tonnage estimates that are compliant with the SEC’s Industry Guide 7 and accordingly, the reserves disclosed in this annual report on Form 20-F are compliant with the JORC Code and Industry Guide 7. However, we note for you that we have made assumptions about the likely existence of mineralized material when designing our mine plan.

Reserves are defined by the Industry Guide 7 as the part of a mineral deposit which could be economically and legally extracted or produced at the time of the reserve determination. Reserves are further classified as proven or probable according to the degree of certainty of existence. In determining whether our reserves meet this standard, we take into account, among other things, our potential ability to obtain a mining permit, the possible necessity of revising a mining plan, changes in estimated future costs, changes in future cash flows caused by changes in costs required to be incurred to meet regulatory requirements and obtaining or renewing mining permits, variations in quantity and quality of coal, and varying levels of demand and their effects on selling prices. Further, the economic recoverability of our reserves is based on market conditions including contracted pricing, market pricing and overall demand for our coal. Thus, the actual value at which we no longer consider our reserves to be economically recoverable varies depending on the length of time in which the specific market conditions are expected to last. We consider our reserves to be economically recoverable at a price in excess of our cash costs to mine the coal and fund our ongoing replacement capital. The reserves in this annual report on Form 20-F are classified by reliability or accuracy in decreasing order of geological assurance as Proven (Measured) and Probable (Indicated). The terms and criteria utilized to estimate reserves for this study are based on United States Geological Survey Circular 891 and in general accordance with Industry Guide 7, and are summarized as follows:

•	Proven (Measured) Reserves: Reserves for which (a) quantity is computed from dimensions revealed in outcrops, trenches, workings or drill holes; and grade and/or quality are computed from the results of detailed sampling and (b) the sites for inspection, sampling and measurement are spaced so closely and the geologic character is so well defined that size, shape, depth and mineral content of reserves are well-established.
•	Probable (Indicated) Reserves: Reserves for which quantity and grade and/or quality are computed from information similar to that used for proven (measured) reserves, but the sites for inspection, sampling, and measurement are farther apart or are otherwise less adequately spaced. The degree of assurance, although lower than that for proven (measured) reserves, is high enough to assume continuity between points of observation.

The information included in this annual report on Form 20-F regarding estimated quantities and quality of our proven and probable coal reserves is based on estimates included in the reports listed below. Such information is included in this annual report on Form 20-F in reliance upon the authority as experts in these matters of the firms that have issued such reports as indicated in this list:

•	Resource Estimate for the Buck Creek Property as of August 14, 2013 Located in McLean and Hopkins Counties, Kentucky Prepared in Accordance with JORC Code;
•	Updated Coal Resource Estimate for the Buck Creek Property in Accordance with the Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves (the JORC Code) as of October 1, 2015;
•	Interim Buck Creek No. 2 (Poplar Grove) Seam Thickness and Coal Quality Report for Western Kentucky No. 9 Seam July 2016; and
•	Updated Coal Resource Estimate for the Buck Creek Property in Accordance with the Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves (the JORC Code) as of February 15, 2017.

See “Item 4. Information on the Company — A. History and Development of the Company — Summary Reserve Data” for further information regarding our coal reserves.

In addition, we commissioned MM&A to manage all our technical studies, including our BFS, listed below, in conjunction with local industry consultants, with expertise in coal mine development in the Illinois coal basin, or the Illinois Basin, to analyze the various components of the BFS, including, but not limited to, the design of box cut access, design of the mine, design of processing facilities, and the preparation of coal marketing studies. MM&A has over 40 years of expertise in mining engineering, mine reserve evaluation, feasibility studies, and due diligence services for mining and resource projects across the globe. Certain information in this annual report on Form 20-F has been derived from the following reports prepared by MM&A, on behalf of the Company, and delivered to our management:

•	Cypress Mine Scoping Study February 2014;
•	Cypress Mine Pre-Feasibility Study March 2015;
•	Cypress Mine Bankable Feasibility Study November 2015;
•	Poplar Grove Mine Scoping Study December 2015;
•	Poplar Grove Mine Bankable Feasibility Study November 2016; and
•	Poplar Grove Mine Expanded Bankable Feasibility Study March 2017.

Cautionary Note Regarding Forward-Looking Statements

This annual report on Form 20-F contains forward-looking statements that are subject to a number of risks and uncertainties, many of which are beyond our control. All statements, other than statements of historical fact included in this annual report on Form 20-F, regarding our strategy, future operations, financial position, projected costs, prospects, plans and objectives of management are forward-looking statements. When used in this annual report on Form 20-F, the words “could,” “believe,” “anticipate,” “intend,” “estimate,” “expect,” “may,” “continue,” “predict,” “potential,” “project” and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain such identifying words.

Forward-looking statements may include statements with respect to:

•	future economic conditions in the thermal coal industry generally;
•	expected costs of developing our planned mining operations, including the costs to construct necessary processing and transport facilities;
•	estimates of the quantities or quality of our thermal coal reserves;
•	expectations relating to dividend payments and our ability to make such payments;
•	the amount or timing of future expenses;
•	competition in coal markets;
•	the impact and costs of future compliance with stringent domestic and foreign laws and regulations, including environmental, climate change and health and safety regulations, and permitting requirements, as well as changes in the regulatory environment, the adoption of new or revised laws, regulations and permitting requirements;
•	the impact of potential legal proceedings and regulatory inquiries against us;
•	impact of weather and natural disasters on demand, production and transportation;
•	the timing and amount of purchases by major customers and our ability to renew sales contracts;
•	credit and performance risks associated with customers, suppliers, contract miners, co-shippers and trading, banks and other financial counterparties;
•	geologic, equipment, permitting, site access, operational risks and new technologies related to mining;
•	transportation availability, performance and costs;
•	availability, timing and delivery and costs of key supplies, capital equipment or commodities such as diesel fuel, steel, explosives and tires;
•	the amount of expenses and other liabilities incurred or accrued in connection with listing our ADRs;

•	the public market for our securities; and
•	the other risks identified in this annual report on Form 20-F including, without limitation, those under the headings “Risk Factors,” “Business” and “Related Party Transactions.”

All forward-looking statements speak only as of the date of this annual report on Form 20-F. You should not place undue reliance on these forward-looking statements. Although we believe that our plans, objectives, expectations and intentions reflected in or suggested by the forward-looking statements we make in this annual report on Form 20-F are reasonable, we cannot assure you that these plans, objectives, expectations or intentions will be achieved. We disclose important factors that could cause our actual results to differ materially from our expectations under “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and elsewhere in this annual report on Form 20-F.

The forward-looking statements made in this annual report on Form 20-F relate only to events or information as of the date on which the statements are made in this annual report on Form 20-F. Except as required by law, we undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events.

Enforceability of Civil Liabilities

We are a public limited company incorporated under the laws of Australia. Certain of our directors and officers and certain other persons named in this annual report on Form 20-F are citizens and residents of countries other than the United States and all or a significant portion of their assets may be located outside the United States. As a result, it may not be possible for you to:

•	effect service of process within the United States upon our non-U.S. resident directors or on us;
•	enforce in U.S. courts judgments obtained against our non-U.S. resident directors or us in the U.S. courts in any action, including actions under the civil liability provisions of U.S. securities laws;
•	enforce in U.S. courts judgments obtained against our non-U.S. resident directors or us in courts of jurisdictions outside the United States in any action, including actions under the civil liability provisions of U.S. securities laws; or
•	bring an original action in an Australian court to enforce liabilities against our non-U.S. resident directors or us based solely upon U.S. securities laws.

You may also have difficulties enforcing in courts outside the United States judgments that are obtained in U.S. courts against any of our non-U.S. resident directors or us, including actions under the civil liability provisions of the U.S. securities laws.

With that noted, there are no treaties between Australia and the United States that would affect the recognition or enforcement of foreign judgments in Australia. We also note that investors may be able to bring an original action in an Australian court against us to enforce liabilities based in part upon U.S. federal securities laws.

PART I.

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS
A.	Directors and Senior Management

The following table lists the names of our directors and executive officers. The business address for each director and member of senior management is Level 9, 28 The Esplanade, Perth, Western Australia 6000, unless otherwise indicated.

Name	Age	Position
Ian Middlemas	58	Director and Chairman of the Board
Todd Hannigan	45	Director and Deputy Chairman of the Board and interim Chief Executive Officer
David Gay	59	Executive Director and President
Richard Kim	39	Chief Operating Officer
Adam Anderson	48	Senior Vice President, Coal Sales and Marketing
Dominic Allen	35	Vice President, Finance
Bruce Czachor	57	Vice President and General Counsel
Gregory Swan	37	Company Secretary
Jonathan Hjelte	36	Director
Richard McCormick	59	Director
Thomas Todd	44	Director

There are no family relationships among any of our directors or executive officers. The business addresses for each of our directors and executive officers is Paringa Resources Limited, Level 9, 28 The Esplanade, Perth, WA 6000, Australia.

For further details, see “Directors, Senior Management and Employees.”

B.	Advisers

Our principal Australian legal advisers are DLA Piper, located at Level 31, Central Park, 152-158 St. Georges Terrace, Perth WA 6000, Australia. Our principal United States legal advisors are Gibson, Dunn & Crutcher LLP, located at 200 Park Avenue, New York, New York 10166, and Frost Brown Todd LLC, located at Lexington Financial Center, 250 West Main Street, Suite 2800, Lexington, Kentucky 40507.

C.	Auditors

Deloitte Touche Tohmatsu served as our principal independent registered public accounting firm for the fiscal years ended June 30, 2016, 2017 and 2018. The address of Deloitte Touche Tohmatsu is Tower 2, Brookfield Place, 123 St. Georges Terrace, Perth Western Australia, 6000.

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.	KEY INFORMATION
A.	Selected Financial Data

The following tables present the selected consolidated financial data of the Company. The selected extracts from the statements of profit or loss and statements of cash flow for the fiscal years ended June 30, 2016, 2017 and 2018 and extracts from the statements of financial position for fiscal years ended June 30, 2017 and 2018 have been derived from our audited consolidated financial statements, which are included in this Annual Report beginning on page F-1. The selected extracts from the statement of profit or loss and statement of cash flow for the fiscal years ended June 30, 2015 and extracts from the statement of financial position for the fiscal year ended June 30, 2016 have been derived from our previously audited consolidated financial statements, which are not included in this Annual Report.

The summary consolidated financial data below should be read in conjunction with our consolidated financial statements beginning on page F-1 of this annual report on Form 20-F and with the information appearing in the section of this annual report on Form 20-F entitled “Operating and Financial Review and Prospects.” Our historical results do not necessarily indicate results expected for any future period.

Summary Financial Information

Consolidated Statements of Profit or Loss data: (in thousands, except per share data)	For the year ended June 30,
	2018	2017	2016	2015
Interest income	$341	$111	$50	143
Exploration and evaluation expenses	—	(1,526)	(1,327)	(1,879)
Corporate and administrative expenses	(1,207)	(594)	(302)	(352)
Business development expenses	(269)	(331)	(96)	(42)
Foreign stock exchange listing expenses	(767)	—	—	—
Employment expenses	(2,958)	(2,337)	(2,245)	(2,308)
Share-based payment expenses	(2,298)	(674)	(507)	(546)
Depreciation and impairment expenses	(13)	(541)	(30)	(34)
Other income and expenses	56	(63)	(24)	338
(Loss) before income tax	(7,115)	(5,955)	(4,481)	(4,680)
Income tax expense	—	—	—	—
Net (loss) for the year	(7,115)	(5,955)	(4,481)	(4,680)
Net (loss) attributable to members	(7,115)	$(5,955)	$(4,481)	$(0.03)
Basic and diluted (loss) per share from continuing operations	$($0.02)	$($0.03)	$($0.03)	$(0.03)
Weighted average of ordinary shares outstanding (in thousands)	326,101	213,376	153,123	136,983
Consolidated Statements of Financial Position data: (in thousands)	As of June 30,
	2018	2017	2016
Cash and cash equivalents	$22,623	$34,802	$303
Trade and other receivables	78	265	15
Total current assets	22,701	35,067	318
Property, plant and equipment	59,065	26,068	120
Exploration and evaluation assets	—	—	17,544
Other assets	6,551	4,044	29
Total assets	88,317	65,179	18,011
Total current liabilities	9,914	4,604	1,688
Total liabilities	11,227	4,604	1,688
Total equity	$77,090	$60,575	$16,323
Consolidated Statements of Cash Flow data: (in thousands)	For the year ended June 30,
	2018	2017	2016	2015
Net cash outflow from operating activities	(4,132)	$(4,990)	$(3,838)	(4,489)
Net cash outflow from investing activities	(28,179)	(8,575)	(858)	(1,475)
Net cash inflow from financing activities	20,076	48,128	3,450	4,371
Net change in cash and cash equivalents	(12,235)	34,563	(1,246)	(1,543)
Net foreign exchange differences	56	(64)	(62)	(1,055)
Cash and cash equivalents at beginning of the year	34,802	303	1,611	4,259
Cash and cash equivalents at the end of the year	22,623	$34,802	$303	$1,611
B.	Capitalization and Indebtedness

Not applicable.

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

D.	Risk Factors

You should carefully consider the risks described below, together with all of the other information in this annual report on Form 20-F. If any of the following risks occur, our business, financial condition and results of operations could be seriously harmed and you could lose all or part of your investment. Further, if we fail to meet the expectations of the public market in any given period, the market price of the ADSs could decline. We operate in a competitive environment that involves significant risks and uncertainties, some of which are outside of our control. If any of these risks actually occurs, our business and financial condition could suffer and the price of the ADSs could decline.

Risks Related to our Business

Our properties have not yet been developed into producing coal mines and, if we experience any development delays or cost increases or are unable to complete the construction of our facilities, our business, financial condition, and results of operations could be adversely affected.

We have not yet completed our development plan and do not expect to have full annual production from any of our properties until 2020. We expect to incur significant capital expenditures until we have completed the development of our properties. We previously estimated that total initial capital expenditures of approximately $56.8 million would be required to construct the Poplar Grove Mine. As of September 30, 2018, we estimate that approximately $21.2 million remains to be spent to complete construction of the Poplar Grove Mine. We have also estimated that total initial capital expenditures of approximately $101.8 million will be required to construct the Cypress Mine, if undertaken. In addition, there will be operating losses which need to be funded as the business undergoes commissioning and ramps up to full production. The development of our properties involves numerous regulatory, environmental, political and legal uncertainties that are beyond our control and that may cause delays in, or increase the costs associated with, their completion. Accordingly, we may not be able to complete the development of the properties on schedule, at the budgeted cost or at all, and any delays beyond the expected development periods or increased costs above those expected to be incurred could have a material adverse effect on our business, financial condition, results of operations, cash flows and ability to pay dividends to our stockholders.

In connection with the development of our properties, we may encounter unexpected difficulties, including the following:

•	shortages of materials or delays in delivery of materials;
•	unexpected operational events;
•	facility or equipment malfunctions or breakdowns;
•	unusual or unexpected adverse geological conditions;
•	cost overruns;
•	failure to obtain, or delays in obtaining, all necessary governmental and third-party rights-of-way, easements, permits, licenses and approvals for the development, construction and operation of one or more of our properties, including the permits still required at our Poplar Grove and Cypress Mine projects;
•	adverse weather conditions and other catastrophes, such as explosions, fires, floods and accidents;
•	difficulties in attracting a sufficient skilled and unskilled workforce, increases in the level of labor costs and the existence of any labor disputes; and
•	adverse local or general economic or infrastructure conditions.

If we are unable to complete or are substantially delayed in completing the development of any of our properties, our business, financial condition, results of operations or cash flows could be adversely affected.

Because we have no operating history and have not yet generated any operating revenues or operating cash flows, you may have difficulty evaluating our ability to successfully implement our business strategy.

Because of our lack of operating history, the operating performance of our properties and our business strategy have not yet been proven. As a result, our historical financial statements do not provide a meaningful basis to evaluate our operations or our ability to achieve our business strategy. Therefore, it may be difficult for you to evaluate our business and results of operations to date and assess our future prospects. In addition, we may encounter risks and difficulties experienced by companies whose performance is dependent upon newly-constructed assets, such as any one of our properties failing to perform as expected, having higher than expected operating costs, having lower than expected customer revenues, or suffering equipment breakdown, failures or operational errors. We may be less successful in achieving a consistent operating level capable of generating cash flows from our operations as compared to a company whose major assets have had longer operating histories. In addition, we may be less equipped to identify and address operating risks and hazards in the conduct of our business than those companies whose major assets have had longer operating histories.

We have no operating history and our future performance is uncertain.

We are a development stage enterprise and will continue to be so until commencement of substantial production from our coal properties. Subject to the risks noted above, we do not expect to commence production until the December 2018 quarter at any of our properties, and therefore we do not expect to generate any revenue until that period. We have generated substantial net losses and negative cash flows from operating and investing activities since our inception and expect to continue to incur substantial net losses as we continue our mine development program. We face challenges and uncertainties in financial planning as a result of the unavailability of historical data and uncertainties regarding the nature, scope and results of our future activities. New companies must develop successful business relationships, establish operating procedures, hire staff, install management information and other systems, establish facilities and obtain licenses, as well as take other measures necessary to conduct their intended business activities. We may not be successful in implementing our business strategies or in completing the development of the infrastructure necessary to conduct our business as planned, which may adversely affect our results of operations, financial condition or cash flows. In the event that one or more of our mine development programs are not completed or are delayed or terminated, our operating results will be adversely affected and our operations will differ materially from the activities described in this annual report on Form 20-F.

Global economic conditions or economic conditions in any of the industries in which our customers operate as well as sustained uncertainty in financial markets may adversely affect our results of operations, financial condition or cash flows.

Weakness in global economic conditions or economic conditions in any of the industries we serve or in the financial markets could materially adversely affect our business, financial condition or cash flows. For example:

•	the demand for electricity in the United States may decline if economic conditions deteriorate, which may adversely affect our revenues, margins and profitability;
•	any inability of our customers to raise capital could adversely affect their ability to honor their obligations to us; and
•	our future ability to access the capital markets may be restricted as a result of future economic conditions, which could adversely affect our ability to grow our business, including development of our coal reserves.

A substantial or extended decline in coal prices could reduce our revenues and adversely affect our results of operations, cash flows, financial condition, stock price and the value of our coal reserves.

Our results of operations will depend upon the prices we receive for our coal, as well as our ability to improve productivity and control costs. The prices we will receive for our production may depend upon factors beyond our control, including:

•	the supply of and demand for coal, which depends significantly on the demand for electricity;
•	adverse weather conditions and patterns, climatic or other natural conditions, including natural disasters, that affect demand for, or our ability to produce, coal;
•	the proximity to and availability, reliability and cost of transportation and port facilities;
•	competition from other coal suppliers and other energy sources;
•	domestic and foreign governmental regulations and taxes for our industry and those of our customers;
•	economic conditions, including economic downturns and the strength of the global and U.S. economies;

•	the price and availability of natural gas and alternative fuels;
•	the quantity, quality and pricing of coal available in the resale market;
•	the effects of worldwide energy conservation or emissions measures;
•	the effect of worldwide energy consumption, including the impact of technological advances on energy consumption; and
•	the consumption pattern of industrial customers, electricity generators and residential users.

Any adverse change in these factors could result in weaker demand and lower prices for our products. A substantial or extended decline in coal prices in the United States and other countries may materially adversely affect our operating results and cash flows by decreasing our revenues, as well as the value of our coal reserves, and may cause the number of risks that we face to increase in likelihood, magnitude and duration.

Competition within the coal industry may adversely affect our ability to sell coal, and excess production capacity in the industry could put downward pressure on coal prices.

We expect to compete with numerous other coal producers in various regions of the United States for domestic and international sales. We also expect to compete in international markets against coal producers in other countries. International demand for U.S. coal exports also affects coal demand in the United States. This competition affects coal prices and could adversely affect our ability to retain or attract coal customers. Increased competition from the Illinois Basin, the threat of increased production from competing mines and natural gas price declines with large basis differentials have all historically contributed to soft market conditions. In the past, high demand for coal and attractive pricing brought new investors to the coal industry, leading to the development of new mines and added production capacity. Subsequent overcapacity in the industry has contributed, and may in the future contribute, to lower coal prices.

Potential changes to international trade agreements, trade concessions, foreign currency fluctuations or other political and economic arrangements may benefit coal producers operating in countries other than the United States. We cannot assure you that we will be able to compete on the basis of price or other factors with companies that in the future may benefit from favourable foreign trade policies or other arrangements. Coal is sold internationally in U.S. dollars and, as a result, general economic conditions in foreign markets and changes in foreign currency exchange rates may provide our foreign competitors with a competitive advantage. If our competitors’ currencies decline against the U.S. dollar or against our foreign customers’ local currencies, those competitors may be able to offer lower prices for coal to customers. Furthermore, if the currencies of our overseas customers, if any, were to significantly decline in value in comparison to the U.S. dollar, those customers may seek decreased prices for the coal we sell to them. Consequently, currency fluctuations could adversely affect the competitiveness of our coal in international markets, which could have a material adverse effect on our business, financial condition, results of operations and cash flows. See “Item 4. Information on the Company—B. Business Overview—Competition.”

The most important factors on which we expect to compete are delivered price (i.e., the cost of coal delivered to the customer, including transportation costs, which are generally paid by our customers either directly or indirectly), coal quality characteristics, contract flexibility (e.g., volume optionality and multiple supply sources) and reliability of supply. Some competitors may have, among other things, larger financial and operating resources, lower per ton cost of production, or relationships with specific transportation providers. The competition among coal producers may impact our ability to retain or attract customers and could adversely impact our revenues and cash available for distribution. In addition, declining prices from an oversupply of coal in the market could reduce our revenues and cash available for distribution.

Decreases in consumer demand for electricity and changes in general energy consumption patterns attributable to energy conservation trends could adversely affect our financial condition, results of operations or cash flows.

The electricity utility industry in the United States accounts for over 92.0% of U.S. domestic coal consumption. The amount of coal consumed by the U.S. domestic electricity utility industry is affected primarily by the overall demand for electricity, environmental and other governmental regulations, and the price and availability of competing fuels for power plants such as nuclear, natural gas and fuel oil as well as alternative sources of energy. Electricity generation fueled by natural gas has the potential to displace coal-fueled generation, particularly from older, less efficient coal-powered generators. We expect that many of the new power plants needed in the United States to meet increasing demand for electricity generation will be fueled by natural gas because gas-fired plants are cheaper to construct and permits to construct these plants are easier to obtain relative to coal-fueled plants.

Future environmental regulation of greenhouse gas, or GHG, emissions also could accelerate the use by utilities of fuels other than coal. In addition, state and federal mandates for increased use of electricity derived from renewable energy sources could affect demand for coal. For example, the Clean Power Plan, or CPP, of the United States Environmental Protection Agency, or EPA, could incentivize additional electricity generation from natural gas and renewable sources, and Congress has extended tax credits for renewable energy. In addition, a number of states have enacted mandates that require electricity suppliers to rely on renewable energy sources in generating a certain percentage of power. Such mandates, combined with other incentives to use renewable energy sources, such as tax credits, could make alternative fuel sources more competitive relative to coal. A decrease in coal consumption by the U.S. electricity utility industry could adversely affect the price of coal, which could adversely affect our results of operations and cash flows.

Efforts to promote energy conservation in recent years could reduce both the demand for electricity and the general energy consumption patterns of consumers worldwide. The ability of energy conservation technologies, public initiatives and government incentives to reduce electricity consumption or to support forms of renewable energy could reduce the price of coal. If coal prices decrease, our financial condition, results of operations or cash flows may be adversely affected.

Feasibility study results are based on assumptions that are subject to uncertainty and the estimates may not reflect actual capital and operating costs or revenues from any potential future production.

Feasibility studies, including our BFS, are used to determine the economic viability of a mineral deposit. Such studies require us to make numerous assumptions, including assumptions about capital and operating costs and future coal prices. These assumptions are made at the time the study is completed based on information then available. We cannot assure you that actual costs or revenues will not vary significantly and adversely from the estimates used in the study. Accordingly, the economic viability of our mines, or the amount of mineral deposits that we will be able to economically extract, may differ materially from our estimates set forth in this annual report on Form 20-F.

We may depend on a limited number of customers for a significant portion of our revenues.

We likely will depend on a limited number of customers for a significant portion of our revenues. The failure to obtain additional customers or the loss of all or a portion of the revenues attributable to any customer as a result of competition, creditworthiness, inability to negotiate extensions or replacement of contracts or otherwise, could have adversely affect our financial condition, results of operations or cash flows.

Economic downturns and disruptions in the global financial markets have had, and may in the future have, an adverse effect on the demand for and price of coal.

Economic downturns and disruptions in the global financial markets have from time to time resulted in, among other things, extreme volatility in securities prices, severely diminished liquidity and credit availability, rating downgrades of certain investments and declining valuations of others. These sorts of disruptions, and in particular, the tightening of credit in financial markets, could result in a decrease demand for and the price of coal. Changes in the value of the U.S. dollar relative to other currencies, particularly where imported products are required for the mining process, could result in materially increased operating expenses. Any prolonged global, national or regional economic recession or other similar events could adversely affect the demand for and price of coal.

Risks Relating to Regulatory and Legal Developments

Climate change or carbon dioxide emissions reduction initiatives could significantly reduce the demand for coal and reduce the value of our coal assets.

Global climate issues continue to attract considerable public and scientific attention. Numerous reports, such as the Fourth and Fifth Assessment Report of the Intergovernmental Panel on Climate Change, have also engendered concern about the effect of human activity GHG emissions, such as carbon dioxide and methane, on global climate. Combustion of fossil fuels like coal results in the creation of carbon dioxide, which is emitted into the atmosphere by coal end-users such as coal-fired electric power generators, coke plants, steelmaking plants and, to a lesser extent, the mining equipment we use. In addition, coal mining can release methane directly into the atmosphere. Concerns associated with global climate change, and GHG emissions reduction initiatives designed to address them, have resulted, and are expected to continue to result, in decreased coal-fired power plant capacity and utilization, phasing out and closing of many existing coal-fired power plants, fewer new coal-fired power plants, increased mining costs and decreased demand and prices for coal.

Emissions from coal consumption and production are subject to pending and proposed regulations as part of regulatory initiatives to address global climate change and global warming. Various international, federal, regional, foreign and state proposals are currently in place or being considered to limit emissions of GHGs, including possible future U.S. treaty commitments, new federal or state legislation, and regulation under existing environmental laws by the EPA and other regulatory agencies. These include:

•	the 2015 Paris climate summit agreement, which resulted in voluntary commitments by 195 countries (although on June 1, 2017, the Trump administration announced that the U.S. will withdraw from the agreement) to reduce their GHG emissions and could result in additional firm commitments by various nations with respect to future GHG emissions;
•	federal regulations such as the Clean Power Plan, or CPP, which is currently stayed by the U.S. Supreme Court and would have required reductions in emissions from existing power plants, and new source performance standards for GHG emissions for new, modified or reconstructed coal and oil-fired power plants (“Power Plant NSPS”), which requires the use of partial carbon capture and sequestration (both of which are subject to potential suspension, revision or rescission);
•	state and regional climate change initiatives implementing renewable portfolio standards or cap-and-trade schemes;
•	challenges to or denials of permits for new coal-fired power plants or retrofits to existing plants by state regulators and environmental organizations due to concerns related to GHG emissions from the new or existing plants; and
•	private litigation against coal companies or power plant operators based on GHG-related concerns.

On March 28, 2017, President Trump signed the Executive Order for Promoting Energy Independence and Economic Growth (“March 2017 Executive Order”) that directed the EPA to review and, if appropriate, suspend, revise or rescind, both the CPP and the Power Plant NSPS as necessary to ensure consistency with the goals of energy independence, economic growth and cost-effective environmental regulation. On April 4, 2017, the EPA announced in the Federal Register that it is initiating its review of the CPP and the Power Plant NSPS. The EPA will also review the compliance dates set by the CPP, since some of these dates “have passed or will likely pass while the CPP continues to be stayed.” On April 28, 2017, the D.C. Circuit paused legal challenges to both the CPP and the Power Plant NSPS for 60 days to allow parties in each of those cases to brief the court on whether the case should be remanded to the agency or kept on hold. The outcome of these rulemakings is uncertain and likely to be subject to extensive notice and comment and litigation. More stringent standards for carbon dioxide pollution as a result of these rulemakings could further reduce demand for coal, and our business would be adversely impacted.

In addition, certain banks and other financing sources have taken actions to limit available financing for the development of new coal-fueled power plants, which also may adversely impact the future global demand for coal.

Further, there have been recent efforts by members of the general financial and investment communities, such as investment advisors, sovereign wealth funds, public pension funds, universities and other groups, to divest themselves and to promote the divestment of securities issued by companies involved in the fossil fuel extraction market, such as coal producers. Those entities also have been pressuring lenders to limit financing available to such companies. These efforts may adversely affect the market for our securities and our ability to access capital and financial markets in the future.

Furthermore, several well-funded non-governmental organizations have explicitly undertaken campaigns to reduce or eliminate the use of coal as a source of electricity generation. These groups have sought to stop or delay coal mining activities, bringing numerous lawsuits, including against the U.S. Bureau of Land Management, or BLM, and the U.S. Office of Surface Mining Reclamation and Enforcement, or OSM, to challenge not only the issuance of individual coal leases and mine plan approvals and modifications, but also the federal coal leasing program more broadly. These efforts, as well as concerted conservation and efficiency efforts that result in reduced electricity consumption, and consumer and corporate preferences for non-coal fuel sources, could cause coal prices and sales to materially decline and our costs to increase.

Any future laws, regulations or other policies or initiatives of the nature described above may adversely affect our business in material ways. The degree to which any particular law, regulation or policy impacts us will depend on several factors, including the substantive terms involved, the relevant time periods for enactment and any related transition periods. Considerable uncertainty is associated with these regulatory initiatives and legal developments, as the content of proposed legislation and regulation is not yet fully determined, many of the new regulatory initiatives remain subject to governmental and judicial review, and, with respect to federal initiatives, the current U.S. Presidential administration or Congress may further impact their development. We routinely attempt to evaluate the potential impact on us of any proposed laws, regulations or policies, which requires that we make several material assumptions. From time to time, we determine that the effect of one or more such laws, regulations or policies, if adopted and ultimately implemented as proposed, may adversely affect our operations, financial condition or cash flows.

In general, any future laws, regulations or other policies aimed at reducing GHG emissions have imposed and are likely to continue to impose significant costs on many coal-fired power plants, which may make them unprofitable. Accordingly, some existing power generators have switched to other fuels that generate fewer emissions and others are likely to switch, some power plants have closed and others are likely to close, and fewer new coal-fired plants are being constructed, all of which reduce demand for coal and the amount of coal that we sell and the prices that we receive for it, thereby reducing our revenues and adversely affect our results of operations and the value of our coal reserves.

Extensive environmental laws and regulations, including existing and potential future legislation, treaties and regulatory requirements relating to air emissions, waste management and water discharges, affect coal customers, and could further reduce the demand for coal as a fuel source and cause prices and sales of coal to materially decline.

We expect that our customers’ operations will be subject to extensive laws and regulations relating to environmental matters, including air emissions, wastewater discharges and the storage, treatment and disposal of wastes; and operational permits. In particular, the Clean Air Act and similar state and local laws extensively regulate the amount of sulfur dioxide, particulate matter, nitrogen oxides, mercury and other compounds emitted into the air from fossil-fuel fired power plants, which are the largest end-users of our coal. A series of more stringent requirements will or may become effective in coming years, including:

•	implementation of the current and more stringent proposed ambient air quality standards for sulfur dioxide, nitrogen oxides, particulate matter and ozone, including the EPA’s issuance in October 2015 of a more stringent ambient air quality standard for ozone;
•	implementation of the EPA’s Cross-State Air Pollution Rule, or CSAPR, to significantly reduce nitrogen oxide and sulfur dioxide emissions from power plants in 28 states, and the CSAPR Update Rule, issued in September 2016, requiring further reductions in nitrogen oxides in 2017 in 22 states subject to CSAPR during the summertime ozone season;
•	continued implementation of the EPA’s Mercury and Air Toxics Standards, or MATS, which impose stringent limits on emissions of mercury and other toxic air pollutants from electric power generators, issued in December 2011 and in effect pending completion of judicial review proceedings;
•	implementation of the EPA’s August 2014 final rule on cooling water intake structures for power plants;
•	more stringent EPA requirements governing management and disposal of coal ash pursuant to a rule finalized in December 2014; and
•	implementation of the EPA’s November 2015 final rule setting effluent discharge limits on the levels of metals that can be discharged from power plants.

These costs make coal more expensive to use and make it a less attractive fuel source of energy. Accordingly, some existing power generators have switched to other fuels that generate fewer emissions and others are likely to switch, some power plants have closed and others are likely to close, and fewer coal-fired plants are being constructed, all of which reduce demand for coal.

In addition, regulations regarding sulfur dioxide emissions under the Clean Air Act, including caps on emissions and the price of emissions allowances, have a potentially significant impact on the demand for coal based on its sulfur content. We plan to sell both higher sulfur and low sulfur coal. If power generators widely install technology that reduces sulfur emissions, demand for high sulfur coal may decrease relative to low sulfur coal. Decreases in the price of emissions allowances could have a similar effect. Significant increases in the price of emissions allowances could reduce the competitiveness of higher sulfur coal compared to low sulfur coal and possibly natural gas at power plants not equipped to reduce sulfur dioxide emissions. Any of these events could adversely affect our business and results of operations.

Our mining operations are subject to extensive and costly laws and regulations, and current or future laws and regulations could increase current operating costs or limit our ability to produce coal.

Our operations are subject to numerous U.S. federal, state and local laws and regulations affecting the coal mining industry, including laws and regulations pertaining to employee health and safety, permitting and licensing requirements, air and water quality standards, plant and wildlife protection, reclamation and restoration of mining properties after mining is completed, the discharge or release of materials into the environment, surface subsidence from underground mining and the effects that mining has on groundwater quality and availability. We will incur substantial costs to comply with the laws, regulations and permits that apply to our mining and other operations, and to address the outcome of inspections. The required compliance and actions to address inspection outcomes are often time-consuming and may delay commencement or continuation of exploration or production. In addition, due in part to the extensive and comprehensive regulatory requirements, violations of laws, regulations and permits may occur at our operations from time to time and may result in significant costs to us to correct the violations, as well as substantial civil or criminal penalties and limitations or shutdowns of our operations. In addition, these laws and regulations will require us to obtain numerous governmental permits and comply with the requirements of those permits (described in more detail below).

Certain of these laws and regulations may impose strict liability without regard to fault or legality of the original conduct. Failure to comply with these laws and regulations may result in the assessment of administrative, civil and criminal penalties, the imposition of remedial liabilities, and the issuance of injunctions limiting or prohibiting the performance of operations. Complying with these laws and regulations may be costly and time consuming and may delay commencement or continuation of exploration, development or production operations. It is possible that new laws or regulations may be adopted, or that judicial interpretations or more stringent enforcement of existing laws and regulations may occur, which could adversely affect our results of operations or cash flows.

State and federal laws addressing mine safety practices impose stringent reporting requirements and civil and criminal penalties for violations. Federal and state regulatory agencies continue to interpret and implement these laws and propose new regulations and standards. Implementing and complying with these laws and regulations has increased and will continue to increase our operational expense and adversely affect our financial condition or results of operation.

The Mine Safety and Health Administration, or MSHA, and state regulators may also order the temporary or permanent closing of a mine in the event of certain violations of safety rules, accidents or imminent dangers. In addition, regulators may order changes to mine plans or operations due to their interpretation or application of existing or new laws or regulations. Any required changes to mine plans or operations may result in temporary idling of production or addition of costs. We expect that these factors will have a significant effect on our costs of production and competitive position, and may adversely affect our financial condition, results of operations or cash flows.

We may be unable to obtain and renew permits, leases or other rights necessary for our operations, which could reduce our production, results of operations or cash flow.

Mining companies must obtain numerous regulatory permits that impose strict conditions on various environmental and safety matters in connection with coal mining. The permitting rules are complex and change over time, potentially in ways that may make our ability to comply with the applicable requirements more difficult or impractical or even preclude the continuation of ongoing operations or the development of future mining operations.

The public, including special interest groups and individuals, have certain rights under various statutes to comment upon, submit objections to and otherwise engage in the permitting process, including bringing citizens’ lawsuits to challenge permits or mining activities. In states where we operate, applicable laws and regulations also provide that a mining permit or modification can be delayed, refused or revoked if an officer or director of, a stockholder with a 10% or greater interest in, or certain other affiliates of, the applicant or permittee or an entity that is affiliated with or is in a position to control the applicant or permittee, has outstanding permit violations. Thus, past or ongoing violations of federal and state mining laws could provide a basis to revoke existing permits or to deny the issuance of additional permits or the modification or amendment of existing permits. In recent years, the permitting required for coal mining has been the subject of increasingly stringent regulatory and administrative requirements and extensive litigation by environmental groups.

As a result, the permitting process is costly and time-consuming, required permits may not be issued or renewed in a timely fashion (or at all), and permits that are issued may be conditioned in a manner that may restrict our ability to conduct our mining activities efficiently. In some circumstances, regulators could seek to revoke permits previously issued.

We expect that many of our permits will be subject to renewal from time to time, and renewed permits may contain more restrictive conditions than our existing permits.

Future changes or challenges to the permitting and mine plan modification and approval process could cause additional increases in the costs, time, and difficulty associated with obtaining and complying with the permits, and could delay or prevent commencing or continuing exploration or production operations, and as a result, adversely affect our coal production, cash flows and profitability.

Our long-term growth may be materially adversely impacted if economic, commercially available carbon mitigation technologies for power plants are not developed and adopted in a timely manner.

Federal or state laws or regulations may be adopted that would impose new or additional limits on the emissions of GHGs, including carbon dioxide from electric generating units that use fossil fuels such as coal or natural gas. In order to comply with such regulations, electric generating units using fossil fuels may be required to implement carbon capture or other emissions control technologies. For example, pursuant to the Power Plant NSPS finalized by the EPA in August 2015, the EPA has designated partial carbon capture and sequestration as the best system of emission reduction for newly constructed fossil fuel-fired steam generating units at power plants to employ to meet the standard. However, there is a risk that such technology, which may include storage, conversion, or other commercial use for captured carbon, may not be commercially practical in limiting emissions as otherwise required by the rule or similar rules that may be proposed in the future. The Power Plant NSPS is undergoing judicial and administrative review and may be revised or rescinded in whole or in part pursuant to the March 2017 Executive Order. If such legislative or regulatory programs are adopted, and economic, commercially available carbon capture or other carbon mitigation technologies for power plants are not developed or adopted in a timely manner, it would further reduce the demand for coal as a fuel source, causing coal prices to decline, perhaps materially.

Federal and state regulatory agencies have the authority to order any of our facilities to be temporarily or permanently closed under certain circumstances, which could materially adversely affect our ability to meet our customers’ demands.

Federal and state regulatory agencies have the authority following significant health and safety incidents, such as fatalities, to order a facility to be temporarily or permanently closed. If this were to occur, we may be required to incur capital expenditures to re-open the facility. In the event that these agencies order the closing of our facilities, we may have to purchase coal from third-party sources, if it is available, incur capital expenditures to re-open the facilities or negotiate settlements with customers, which may include price reductions, the reduction of commitments or the extension of time for delivery or terminate customers’ contracts. Any of these actions could materially adversely affect our business and results of operations.

Certain U.S. federal income tax provisions currently available with respect to coal percentage depletion and exploration and development may be eliminated by future legislation.

From time to time, legislation is proposed that could result in the reduction or elimination of certain U.S. federal income tax provisions currently available to companies engaged in the exploration, development and production of coal reserves. These proposals have included (1) the elimination of current deductions, the 60-month amortization period and the 10-year amortization period for exploration and development costs relating to coal and other hard mineral fossil fuels, (2) the repeal of the percentage depletion allowance with respect to coal properties, and (3) the repeal of capital gains treatment of coal and lignite royalties. The passage of these or other similar proposals could negatively affect our results of operations and cash flows.

Changes in U.S. federal, state, or county tax laws, particularly in the areas of non-income taxes and royalties, could adversely affect our financial condition and results of operations.

We expect to pay U.S. federal and state royalties and federal, state and county non-income taxes on the coal we will produce. We expect that a substantial portion of our royalties and non-income taxes will be levied as a percentage of gross revenues, while others will be levied on a per ton basis. If the royalty and non-income tax rates were to significantly increase, our results of operations could be materially and adversely affected.

Defects in title or loss of any leasehold interests in our properties could limit our ability to conduct mining operations on these properties or result in significant unanticipated costs.

A title defect or the loss of any lease upon expiration of its term, upon a default or otherwise, could adversely affect our ability to mine the associated reserves or process the coal that we mine. Title to most of our owned or leased properties and mineral rights is not usually verified until we make a commitment to mine a property, which may not occur until after we have obtained necessary permits and completed exploration of the property. In some cases, we rely on title information or representations and warranties provided by our lessors or grantors. Our right to mine certain of our reserves may be adversely affected if defects in title, boundaries or other rights necessary for mining exist or if a lease expires. Any challenge to our title or leasehold interests could delay the mining of the property and could ultimately result in the loss of some or all of our interest in the property. From time to time we also may be in default with respect to leases for properties on which we have mining operations. In such events, we may have to close down or significantly alter the sequence of such mining operations which may adversely affect our future coal production and future revenues. If we mine on property that we do not own or lease, we could incur liability for such mining and be subject to regulatory sanction and penalties.

In order to obtain, maintain or renew leases or mining contracts to conduct our mining operations on property where these defects exist, we may in the future have to incur unanticipated costs. In addition, we may not be able to successfully negotiate new leases or mining contracts for properties containing additional reserves, or maintain our leasehold interests in properties where we have not commenced mining operations during the term of the lease. As a result, our results of operations, business and financial condition may be materially adversely affected.

Numerous political and regulatory authorities and governmental bodies, as well as environmental activist groups, are devoting substantial resources to anti-coal activities to minimize or eliminate the use of coal as a source of electricity generation, thereby further reducing the demand and pricing for coal and potentially materially and adversely affecting our financial condition, results of operations or cash flows.

Concerns about the environmental impacts of coal combustion, including perceived impacts on global climate issues, are resulting in increased regulation of coal combustion in many jurisdictions, unfavorable lending policies by lending institutions and divestment efforts affecting the investment community, which could adversely affect demand for our products or our securities. Global climate issues continue to attract public and scientific attention. Some scientists have concluded that increasing concentrations of GHGs in the Earth’s atmosphere may produce climate changes that have significant physical effects, such as increased frequency and severity of storms, droughts and floods and other climatic events. Numerous reports, such as the Fourth and Fifth Assessment Report of the Intergovernmental Panel on Climate Change, have also engendered concern about the impacts of human activity, especially fossil fuel combustion, on global climate issues. In turn, increasing government attention is being paid to global climate issues and to emissions of GHGs, including emissions of carbon dioxide from coal combustion by power plants.

Federal, state and local governments may pass laws mandating the use of alternative energy sources, such as wind power and solar energy, which may decrease demand for coal products. The CPP is one of a number of recent developments aimed at limiting GHG emissions which could limit the market for coal products by encouraging electric generation from sources that do not generate the same amount of GHG emissions. Enactment of laws or passage of regulations regarding emissions from the combustion of coal by the U.S., states, or other countries, could also result in electricity generators further switching from coal to other fuel sources or additional coal-fueled power plant closures. For example, the agreement resulting from the 2015 U.N. Framework Convention on Climate Change contains voluntary commitments by numerous countries to reduce their GHG emissions, and could result in additional firm commitments by various nations with respect to future GHG emissions. These commitments could further disfavour coal-fired generation, particularly in the medium-to long-term.

Congress has extended certain tax credits for renewable sources of electric generation, which will increase the ability of these sources to compete with our coal products in the market. In addition, the Department of Interior recently announced a moratorium on issuing certain new coal leases on federal land while the Bureau of Land Management undertakes a programmatic review of the federal coal program. While none of our operations are located on federal lands impacted by this moratorium, it does signal increased attention at the federal level to coal mining practices and the GHG emissions resulting from coal combustion.

There have also been efforts in recent years affecting the investment community, including investment advisors, sovereign wealth funds, public pension funds, universities and other groups, promoting the divestment of fossil fuel equities and also pressuring lenders to limit funding to companies engaged in the extraction of fossil fuel reserves. In California, for example, legislation was signed into law in October 2015 that requires California’s state pension funds to divest investments in companies that generate 50% or more of their revenue from coal mining by July 2017. Other activist campaigns have urged banks to cease financing coal-driven businesses. As a result, several major banks have enacted such policies. The impact of such efforts may adversely affect the demand for and price of securities issued by us, and impact our access to the capital and financial markets.

In addition, several well-funded non-governmental organizations have explicitly undertaken campaigns to minimize or eliminate the use of coal as a source of electricity generation. Collectively, these actions and campaigns could adversely impact our future financial results, liquidity and growth prospects.

Government regulations have resulted and could continue to result in significant retirements of coal-fired electric generating units. Retirements of coal-fired electric generating units decrease the overall capacity to burn coal and negatively affect coal demand, which could adversely affect our business and results of operation.

Since 2010, utilities have formally announced the retirement or conversion of 558 coal-fired electric generating units through 2030. These retirements and conversions amount to over 93,000 megawatts, or MW, or almost 30% of the 2010 total coal electric generating capacity. At the end of 2016 retirement and conversions affecting 60,000 MW, or approximately 19% of the 2010 total coal electric generating capacity, are estimated to have occurred. Most of these announced and completed retirements and conversions have been attributed to the EPA regulations, although other factors such as an aging coal fleet and low natural gas prices have also played a role. The reduction in coal electric capacity negatively impacts overall coal demand. Additional regulations and other factors could lead to additional retirements and conversions and, thereby, additional reductions in the demand for coal which could have an adverse effect on our business and results of operations.

Plaintiffs in federal court litigation have attempted to pursue tort claims based on the alleged effects of climate change.

In 2004, eight states and New York City sued five electric utility companies in Connecticut v. American Electric Power Co. Invoking the federal and state common law of public nuisance, plaintiffs sought an injunction requiring defendants to abate their contribution to the nuisance of climate change by capping carbon dioxide emissions and then reducing them. In June 2011, the U.S. Supreme Court issued a unanimous decision holding that the plaintiffs’ federal common law claims were displaced by federal legislation and regulations. The U.S. Supreme Court did not address the plaintiffs’ state law tort claims and remanded the issue of preemption for the district court to consider. While the U.S. Supreme Court held that federal common law provides no basis for public nuisance claims against utilities due to their carbon dioxide emissions, tort-type liabilities remain a possibility and a source of concern. Proliferation of successful climate change litigation could adversely affect demand for coal and ultimately have a material adverse effect on our business, financial condition or results of operations.

Our operations may impact the environment or cause exposure to hazardous substances, and our properties may have environmental contamination, which could result in material liabilities to us.

We expect that our operations will use certain hazardous materials, and that from time to time we will generate limited quantities of hazardous wastes. We may be subject to claims under federal or state law for toxic torts, natural resource damages and other damages as well as for the investigation and clean-up of soil, surface water, sediments, groundwater and other natural resources. These and other environmental impacts that our operations may have, as well as exposures to hazardous substances or wastes associated with our operations, could result in costs and liabilities that could render continued operations at certain mines economically unfeasible or impractical or otherwise materially and adversely affect our financial condition and results of operations.

Risks Relating to Our Operations

Our coal mining production and delivery will be subject to conditions and events beyond our control that could result in higher operating expenses and decreased production and sales.

We expect that our coal production at our mines will be subject to operating conditions and events beyond our control that could disrupt operations, affect production and the cost of mining for varying lengths of time and have a significant impact on our operating results. Adverse operating conditions and events that may experience in the future include:

•	changes or variations in geologic, hydrologic or other conditions, such as the thickness of the coal deposits and the amount of rock embedded in or overlying the coal deposit;
•	mining, processing and loading equipment failures and unexpected maintenance problems;
•	limited availability or increased costs of mining, processing and loading equipment and parts and other materials from suppliers;
•	difficulties associated with mining under or around surface obstacles;
•	unfavorable conditions with respect to proximity to and availability, reliability and cost of transportation facilities;
•	adverse weather and natural disasters, such as heavy snows, heavy rains and flooding, lightning strikes, hurricanes or earthquakes;
•	accidental mine water discharges, coal slurry releases and failures of an impoundment or refuse area;
•	mine safety accidents, including fires and explosions from methane and other sources;
•	hazards or occurrences that could result in personal injury and loss of life;
•	a shortage of skilled and unskilled labor;
•	security breaches or terroristic acts;
•	strikes and other labor-related interruptions;
•	delays or difficulties in, the unavailability of, or unexpected increases in the cost of acquiring, developing or permitting new acquisitions from the federal government and other new mining reserves and surface rights;
•	competition or conflicts with other natural resource extraction activities and production within our operating areas;
•	the termination of material contracts by state or other governmental authorities; and
•	fatalities, personal injuries or property damage arising from train derailments, mined material or overburden leaving permit boundaries, underground mine blowouts, impoundment failures or other unexpected incidents.

If any of these or other conditions or events occur in the future at any of our mines or affect deliveries of our coal to customers, they may increase our cost of mining, delay or halt production or sales to our customers, result in regulatory action or lead to customers initiating claims against us. Any of these consequences could adversely affect our results of operations or decrease the value of our assets.

We expect to maintain insurance policies that may provide limited coverage for some of these risks. Even when covered by insurance, these risks may not be fully covered and insurers may contest their obligations to make payments. Failures by insurers to make payments could have a material adverse effect on our financial condition, results of operations or cash flows.

Our ability to operate our business effectively could be impaired if we fail to attract and retain key personnel.

Our ability to operate our business and implement our strategies depends, in part, on the continued contributions of our executive officers and other key employees. The loss of any of our key senior executives could have a material adverse effect on our business unless and until we find a replacement. A limited number of persons exist with the requisite experience and skills to serve in our senior management positions. We may not be able to locate or employ qualified executives on acceptable terms. In addition, we believe that our future success will depend on our continued ability to attract and retain highly skilled personnel with coal industry experience. Competition for these persons in the coal industry is intense and we may not be able to successfully recruit, train or retain qualified managerial personnel. As a public company, our future success also will depend on our ability to hire and retain management with public company experience. We may not be able to continue to employ key personnel or attract and retain qualified personnel in the future. Our failure to retain or attract key personnel could have a material adverse effect on our ability to effectively operate our business.

A shortage of skilled mining labor in the United States could decrease our labor productivity and increase our labor costs, which would adversely affect our profitability.

Efficient coal mining using complex and sophisticated techniques and equipment requires skilled laborers proficient in multiple mining tasks, including mining equipment maintenance. Any shortage of skilled mining labor reduces the productivity of experienced employees who must assist in training unskilled employees. If a shortage of experienced labor occurs, it could have an adverse impact on our labor productivity and costs and our ability to expand production in the event there is an increase in the demand for our coal, which could adversely affect our financial condition or results of operations.

Litigation resulting from disputes with our customers may result in substantial costs, liabilities and loss of revenues.

From time to time we may have disputes with our customers over the provisions of long-term coal supply contracts relating to, among other things, coal pricing, quality, quantity and the existence of specified conditions beyond our or our customers’ control that suspend performance obligations under the particular contract. Disputes may occur in the future, and we may not be able to resolve those disputes in a satisfactory manner, which could have a material adverse effect on our business, financial condition or results of operations.

Coal competes with natural gas and renewable energy sources, and factors affecting these industries could adversely affect our sales.

Coal competes with natural gas and renewable energy sources, and the price of these sources can therefore affect coal sales. The natural gas market has been volatile historically and prices in this market are subject to wide fluctuations in response to relatively minor changes in supply and demand. Changes in supply and demand could be prompted by any number of factors, such as worldwide and regional economic and political conditions; the level of global exploration, production and inventories; natural gas prices; and transportation availability. Natural gas prices have declined significantly in recent years and may continue to decline, which could lead to reduced coal sales and have a material adverse effect on our financial condition, results of operations or cash flows.

In addition, state and federal mandates for increased use of electricity from renewable energy sources also have an impact on the market for our coal. Several states have enacted legislative mandates requiring electricity suppliers to use renewable energy sources to generate a certain percentage of power. There have been numerous proposals to establish a similar uniform, national standard although none of these proposals have been enacted to date. Possible advances in technologies and incentives, such as tax credits, to enhance the economics of renewable energy sources could make these sources more competitive with coal. Any reduction in the amount of coal consumed by electric power generators could reduce the price of coal that we mine and sell, thereby reducing our revenues and materially and adversely affecting our business and results of operations.

Major equipment and plant failures could reduce our ability to produce and ship coal and materially and adversely affect our results of operations.

We expect to depend on several major pieces of mining equipment and preparation plants to produce and ship our coal, including, but not limited to, longwall mining systems, preparation plants, and transloading facilities. If any of these pieces of equipment or facilities suffered major damage or were destroyed by fire, abnormal wear, flooding, incorrect operation or otherwise, we may be unable to replace or repair them in a timely or cost efficient manner.

Although none of our employees are members of unions, our work force may not remain union-free in the future.

None of our employees are currently represented under collective bargaining agreements. However, under the U.S. National Labor Relations Act, employees have the right at any time to form or affiliate with a union. Any future unionization of our employees or the employees of third-party contractors who mine coal for us could adversely affect the stability of our production and reduce our profitability. Therefore, all of our work force may not remain union-free in the future, and legislative, regulatory or other governmental action could make it more difficult to remain union-free. If some or all of our currently union-free operations were to become unionized, it could adversely affect our productivity and increase the risk of work stoppages at our mining complexes. In addition, even if we remain union-free, our operations may still be adversely affected by work stoppages at unionized companies, particularly if union workers were to orchestrate boycotts against our operations.

Fluctuations in transportation costs and the availability or reliability of transportation could reduce revenues by causing us to reduce our production or by impairing our ability to supply coal to our customers and could adversely affect our business.

We expect that transportation costs will represent a significant portion of the total cost of coal for our customers and, as a result, the cost of transportation will be a critical factor in a customer’s purchasing decision. Increases in transportation costs could make coal a less competitive source of energy or could make our coal production less competitive than coal produced from other sources. Disruption of transportation services due to weather-related problems, flooding, drought, accidents, mechanical difficulties, strikes, lockouts, bottlenecks or other events could temporarily impair our ability to supply coal to our customers. Due to the difficulty in arranging alternative transportation, these operations are particularly at risk to disruptions, capacity issues or other difficulties with that carrier’s transportation services, which could adversely impact our revenues and results of operations. Our transportation providers may face difficulties in the future that may impair our ability to supply coal to our customers, resulting in decreased revenues. If there are disruptions of the transportation services provided by our primary rail or barge carriers that transport our coal and we are unable to find alternative transportation providers to ship our coal, our business could be adversely affected.

Conversely, significant decreases in transportation costs could result in increased competition from coal producers in other parts of the country. For instance, difficulty in coordinating the many eastern coal loading facilities, the large number of small shipments, the steeper average grades of the terrain and a more unionized workforce are all issues that combine to make coal shipments originating in the eastern United States inherently more expensive on a per-mile basis than coal shipments originating in the western United States. Historically, high coal transportation rates from the western coal producing areas into certain eastern markets limited the use of western coal in those markets. Lower rail rates from the western coal producing areas to markets served by eastern U.S. coal producers have created major competitive challenges for eastern coal producers. In the event of further reductions in transportation costs from western coal producing areas, the increased competition with certain eastern coal markets could have a material adverse effect on our business, financial condition and results of operations.

Conflicts with competing holders of mineral rights and rights to use adjacent, overlying or underlying lands could materially and adversely affect our ability to mine coal or do so on a cost-effective basis.

Our operations at times face potential conflicts with holders of other mineral interests such as coalbed methane, natural gas and oil reserves. Some of these minerals are located on, or are adjacent to, some of our coal reserves and active operations, potentially creating conflicting interests between us and the holders of those interests. From time to time we acquire these minerals ourselves to prevent conflicting interests from arising. If, however, conflicting interests arise and we do not acquire the competing mineral rights, we may be required to negotiate our ability to mine with the holder of the competing mineral rights. Furthermore, the rights of third parties for competing uses of adjacent, overlying or underlying lands, such as oil and gas activity, coalbed methane, pipelines, roads, easements and public facilities, may affect our ability to operate as planned if our title is not superior or arrangements cannot be negotiated. If we are unable to reach an agreement with these holders of such rights, or to do so on a cost-effective basis, we may incur increased costs and our ability to mine could be impaired, which could materially and adversely affect our business and results of operations.

Completion of growth projects and future expansion could require significant amounts of financing that may not be available to us on acceptable terms, or at all, and failure to obtain this necessary capital when needed may force us to delay, limit or terminate future growth projects.

We plan to fund capital expenditures for our current growth projects with existing cash balances, debt financing and future cash flows from operations. We previously estimated that total initial capital expenditures of approximately $56.8 million would be required to construct the Poplar Grove Mine. As of September 30, 2018, we estimate that approximately $21.2 million remains to be spent to complete construction of the Poplar Grove Mine. We have also estimated that total initial capital expenditures of $101.8 million will be required to construct the Cypress Mine, if undertaken. Weakness in the energy sector in general and coal in particular has significantly reduced access to the debt and equity capital markets for some coal companies. Accordingly, our funding plans may be negatively affected by this constrained environment as well as numerous other factors, including higher than anticipated capital expenditures or lower than expected cash flow from operations. Furthermore, exploration and development of the Cypress Mine or other expansion opportunities could require significant amounts of financing that may not be available to us on acceptable terms or at all.

Estimates of our economically recoverable coal reserves involve uncertainties, and inaccuracies in our estimates could result in lower than expected revenues, higher than expected costs, decreased profitability and asset impairments.

The estimates of our coal reserves may vary substantially from actual amounts of coal we are able to economically recover. The reserve data set forth in this annual report on Form 20-F represent our engineering estimates. All of the reserves presented in this annual report on Form 20-F constitute proven and probable reserves. There are numerous uncertainties inherent in estimating quantities of reserves, including many factors beyond our control. Estimates of coal reserves necessarily depend upon a number of variables and assumptions, any one of which may vary considerably from actual results. These factors and assumptions relate to:

•	geological and mining conditions, which may not be fully identified by available exploration data and/or differ from our experiences in areas where we currently mine;
•	the percentage of coal in the ground ultimately recoverable;
•	historical production from the area compared with production from other producing areas;
•	the assumed effects of regulation and taxes by governmental agencies;
•	future improvements in mining technology; and
•	assumptions concerning future coal prices, operating costs, capital expenditures, severance and excise taxes and development and reclamation costs.

For these reasons, estimates of the recoverable quantities of coal attributable to any particular group of properties, classifications of reserves based on risk of recovery and estimates of future net cash flows expected from these properties as prepared by different engineers, or by the same engineers at different times, may vary substantially. Actual production, revenue and expenditures with respect to our reserves will likely vary from estimates, and these variations may be material. Accordingly, our estimates may not accurately reflect our actual reserves. Any inaccuracy in our reserve estimates could result in lower than expected revenues, higher than expected costs, decreased profitability and asset impairments.

Substantially all of our coal reserves are leased from landowners and, if we begin construction, additional mineral leases must be acquired in order to execute the life of mine plan of the Poplar Grove and Cypress Mines.

We lease the majority of our coal reserves from landowners and generally have the right to maintain leases in force until the exhaustion of mineable and merchantable coal located within the leased premises or a larger coal reserve area. These leases provide for the payment of annual minimum advance royalties prior to the commencement of mining operations and the payment of earned royalties once mining operations commence. These minimum royalties generally start at $10 per acre per year and escalate every five years to a maximum of $25 per acre beginning in the 15th year. We ordinarily have no obligation to continue paying these minimum royalties once we cease production on a particular landowner’s property. These minimum royalties are normally recoupable against the earned royalties owed to a lessor once coal production has commenced.

Kentucky state law allows the owner or controller of a partial interest tract to develop the tract in a manner consistent with full control of the property. Therefore, we expect, but cannot assure you, that any partial interest tracts that are less than 100% leased can be developed. Not all of the mine plans for Poplar Grove and Cypress Mines can be mined on mineral property currently controlled by us. Additional mineral leases representing approximately one-third of the life-of-mine land must be acquired in order to execute the life of mine plan to achieve the projected financial performance of the Poplar Grove and Cypress Mine. If we are unable to successfully negotiate these additional coal leases with any or all of these surface owners, or to do so on commercially reasonable terms, we may be unable to mine these areas which may adversely impact our business and results of operations. Furthermore, if we decide to alter our plans to mine around the affected areas, we could incur additional costs to do so, which could increase our operating expenses and could adversely affect our results of operations.

Decreased availability or increased costs of key equipment and materials could adversely affect our costs of production and results of operations.

We expect that our coal mining operations will be affected by commodity prices. We will depend on reliable supplies of mining equipment, replacement parts and materials such as explosives, diesel fuel, tires, steel, magnetite and other raw materials and consumables which, in some cases, do not have ready substitutes. The supplier base providing mining materials and equipment has been relatively consistent in recent years, although there continues to be consolidation, which has resulted in a limited number of suppliers for certain types of equipment and supplies. Any significant reduction in availability or increase in cost of any mining equipment or key supplies could adversely affect our operations and increase our costs, which could adversely affect our operating results and cash flows.

Some equipment and materials are needed to comply with regulations. For example, MSHA and other regulatory agencies sometimes make changes with regards to requirements for pieces of equipment. In 2015, MSHA promulgated a new regulation requiring the implementation of proximity detection devices on all continuous mining machines. Such changes could cause delays if manufacturers and suppliers are unable to make the required changes in compliance with mandated deadlines.

In addition, the prices we will pay for these materials will be strongly influenced by the global commodities markets. Coal mines consume large quantities of commodities such as steel, copper, rubber products, explosives and diesel and other liquid fuels. If the value of the U.S. dollar declines relative to foreign currencies with respect to certain imported supplies or other products, our operating expenses will increase, which could materially adversely impact our profitability. Some materials, such as steel, are needed to comply with regulatory requirements. Furthermore, operating expenses at our mining locations will be sensitive to changes in certain variable costs, including diesel fuel prices, which will be one of our largest variable costs. Our results will depend on our ability to adequately control our costs. Any increase in the price we pay for diesel fuel will have a negative impact on our results of operations. A rapid or significant increase in the cost of these commodities could increase our mining costs because we will have limited ability to negotiate lower prices.

Cybersecurity attacks, natural disasters, terrorist attacks and other similar crises or disruptions may negatively affect our business, financial condition and results of operations.

Our business may be impacted by disruptions such as cybersecurity attacks or failures, threats to physical security, and extreme weather conditions or other natural disasters. Strategic targets, such as energy-related assets, may be at greater risk of future terrorist or cybersecurity attacks than other targets in the United States. These disruptions or any significant increases in energy prices that follow could result in government-imposed price controls. Our insurance may not protect us against such occurrences. It is possible that any of these occurrences, or a combination of them, could have a material adverse effect on our business, financial condition and results of operations. Further, as cybersecurity attacks continue to evolve, we may be required to expend additional resources to continue to modify or enhance our protective measures or to investigate and remediate any vulnerability to cybersecurity attacks.

Risks Related to Our Liquidity

We may need additional funds to develop our properties.

Our operations have in the past and will in the future require substantial amounts of cash. We expect to continue to incur substantial capital expenditures to complete development of our mines. To finance our business plan, we have incurred indebtedness through the Project Loan Facility. Based on our current financial position, including the Project Loan Facility, and assuming drawdown of the second and final tranche of the Project Loan Facility, we expect to have sufficient cash flow to complete the construction of the Poplar Grove Mine and commence commercial coal production, but there can be no assurances that we will have sufficient cash to complete construction of the Poplar Grove Mine and maintain adequate liquidity to satisfy all future working capital requirements.

The terms of the Project Loan Facility contain affirmative and negative covenants, which impose operating and financial limitations and restrictions on us, including restrictions on our ability to enter into particular transactions and to engage in other actions that we may believe are advisable or necessary for our business. In addition, the occurrence of an event of default under the Project Loan Facility may entitle the lenders under such arrangements to exercise certain remedies, including the acceleration of repayment of outstanding borrowings under the Project Loan Facility or the enforcement of security interests over our assets. In such circumstances, if we were unable to raise additional funds through equity or debt financing, we may not have the necessary cash resources to finance our business plan.

Failure to obtain or renew surety bonds on acceptable terms could affect our ability to secure reclamation and coal lease obligations, which could adversely affect our ability to mine or lease coal.

Federal and state laws will require us to place and maintain bonds to secure our obligations to repair and return property to its approximate original state after it has been mined (often referred to as “reclaim” or “reclamation”), to pay federal and state workers’ compensation and pneumoconiosis, or black lung, benefits and to satisfy other miscellaneous obligations. These bonds provide assurance that we will perform our statutorily required obligations and are referred to as “surety” bonds. These bonds are typically renewable on a yearly basis. The failure to maintain or the inability to acquire sufficient surety bonds, as required by state and federal laws, could subject us to fines and penalties and result in the loss of our mining permits. Such failure could result from a variety of factors, including:

•	lack of availability, higher expense or unreasonable terms of new surety bonds;
•	the ability of current and future surety bond issuers to increase required collateral, or limitations on availability of collateral for surety bond issuers due to the terms of our credit agreements; and
•	the exercise by third-party surety bond holders of their rights to refuse to renew the surety.

Our inability to acquire or failure to maintain these bonds, or a substantial increase in the bonding requirements, would have a material adverse effect on us.

Risks Related to the ADSs

The market price and trading volume of the ADSs may be volatile and may be affected by economic conditions beyond our control.

The market price of the ADSs may be highly volatile and subject to wide fluctuations. In addition, the trading volume of the ADSs may fluctuate and cause significant price variations to occur. If the market price of the ADSs declines significantly, you may be unable to resell your ADSs at or above the purchase price, if at all. We cannot assure you that the market price of the ADSs will not fluctuate or significantly decline in the future.

Some specific factors that could adversely affect the price of the ADSs or result in fluctuations in their price and trading volume include:

•	actual or expected fluctuations in our operating results;
•	changes in market valuations of similar companies;
•	changes in our key personnel;
•	changes in financial estimates or recommendations by securities analysts;
•	changes in trading volume of ADSs on Nasdaq and of our ordinary shares on the ASX;
•	sales of the ADSs or ordinary shares by us, our executive officers or our shareholders in the future; and
•	conditions in the financial markets or changes in general economic conditions.

An active trading market for the ADSs may not develop.

We recently listed our ADSs on the Nasdaq Capital Market. If an active public market in the United States for the ADSs does not develop or is not sustained, the market price and liquidity of the ADSs may be adversely affected.

The dual listing of our ordinary shares and the ADSs may adversely affect the liquidity and value of the ADSs.

Our ordinary shares are listed on the ASX, and our ADSs are listed on the Nasdaq Capital Market. We cannot predict the effect of this dual listing on the value of our ordinary shares and ADSs. However, the dual listing of our ordinary shares and the ADSs may dilute the liquidity of these securities in one or both markets and may adversely affect the development of an active trading market for the ADSs in the United States. The price of the ADSs could also be adversely affected by trading in our ordinary shares on the ASX.

Future sales of our ordinary shares or the ADSs, or the perception that such sales may occur, could depress our ordinary share price.

Almost all of our shares may be resold in the public market. In addition, we may engage in future equity financings to finance our business plan. Resale of our securities offered, future equity offerings or the perception that such equity offerings will occur may cause the market price of our ordinary shares to drop significantly. These factors could also make it more difficult for us to raise additional funds through future equity offerings.

As a foreign private issuer, we are permitted and expect to follow certain home country corporate governance practices in lieu of certain Nasdaq requirements applicable to domestic issuers.

As a foreign private issuer listed on Nasdaq, we are permitted to follow certain home country corporate governance practices in lieu of certain Nasdaq requirements. Following our home country corporate governance practices, as opposed to the requirements that would otherwise apply to a U.S. company listed on Nasdaq, may provide less protection than is afforded to investors under Nasdaq rules applicable to domestic issuers. See “Item 10. Additional Information—Share Capital—Exemptions from Certain Nasdaq Corporate Governance Rules.”

In particular, we expect to follow home country law instead of Nasdaq practice in the following ways:

•	We expect to rely on an exemption from the independence requirements for a majority of our Board of Directors as prescribed by Nasdaq rules. The ASX Listing Rules do not require us to have a majority of independent directors although ASX Corporate Governance Principles do recommend a majority of independent directors. Accordingly, because Australian law and generally accepted business practices in Australia regarding director independence differ from independence requirements under Nasdaq rules, we seek to claim this exemption.
•	We expect to rely on an exemption from the requirement that our independent directors meet regularly in executive sessions under Nasdaq rules. The ASX Listing Rules and the Corporations Act do not require the independent directors of an Australian company to have such executive sessions and, accordingly, we have claimed this exemption.
•	We expect to rely on an exemption from the quorum requirements applicable to meetings of shareholders under Nasdaq rules. In compliance with Australian law, our Constitution provides that two shareholders present shall constitute a quorum for a general meeting. The Nasdaq rules require that an issuer provide for a quorum as specified in its by-laws for any meeting of the holders of ordinary shares, which quorum may not be less than 33 1/3 of the outstanding shares of an issuer’s voting ordinary shares. Accordingly, because applicable Australian law and rules governing quorums at shareholder meetings differ from Nasdaq’s quorum requirements, we seek to claim this exemption.
•	We will rely on an exemption from the requirement that we establish compensation and nominating. The ASX Listing Rules and Australian law do not require an Australian company to establish a compensation committee, known in Australia as a remuneration committee, or a nominating committee comprised solely of non-executive directors if the company is not included in the S&P/ASX300 Index at the beginning of its fiscal year. The Company was not included on the S&P/ASX300 Index at the beginning of its last fiscal year and, hence, is not required under ASX Listing Rules to have a remuneration committee or a nominating committee. The ASX Corporate Governance Principles and Recommendations contain a non-binding recommendation that all ASX-listed companies should have a remuneration committee and nominating committee comprised of at least three members, a majority of whom (including the chair) are “independent”. While these recommendations contain guidelines for assessing independence, ASX-listed entities are able to adopt their own definitions of an independent director for this purpose and is different from the definition in Nasdaq rules.
•	We expect to rely on an exemption from the requirement prescribed by the Nasdaq rules that issuers obtain shareholder approval prior to the issuance of securities in connection with certain acquisitions, private placements of securities, or the establishment or amendment of certain stock option, purchase or other compensation plans. Applicable Australian law and rules differ from Nasdaq rules, with the ASX Listing

Rules providing generally for prior shareholder approval in numerous circumstances, including (i) issuance of equity securities exceeding 15% (or an additional 10% capacity to issue equity securities for the proceeding 12 month period if shareholder approval by shareholder resolution is sought at the Company’s annual general meeting) of our issued share capital in any 12-month period (but, in determining the available limit, securities issued under an exception to the rule or with shareholder approval are not counted), (ii) issuance of equity securities to related parties (as defined in the ASX Listing Rules) and (iii) directors or their associates acquiring securities under an employee incentive plan. Due to differences between Australian law and rules and the Nasdaq shareholder approval requirements, we seek to claim this exemption.

•	We will rely on an exemption from the requirement that issuers must in compliance with Nasdaq rules maintain charters for a nomination committee and compensation committee. In addition, we expect to rely on an exemption from the requirement that issuers must maintain a code of conduct in compliance with the Nasdaq rules. Applicable Australian law does not require the Company to maintain any charters for their committees nor does such law require the Company maintain a code of conduct.

As a foreign private issuer, we are permitted to file less information with the SEC than a company that is not a foreign private issuer or that files as a domestic issuer.

As a foreign private issuer, we will be exempt from certain rules under the Exchange Act that impose disclosure requirements as well as procedural requirements for proxy solicitations under Section 14 of the Exchange Act. In addition, our officers, directors and principal shareholders will be exempt from the reporting and “short-swing” profit recovery provisions of Section 16 of the Exchange Act. Moreover, we will not be required to file periodic reports and financial statements with the SEC as frequently or as promptly as a company that files as a domestic issuer whose securities are registered under the Exchange Act, nor will we generally required to comply with the SEC’s Regulation FD, which restricts the selective disclosure of material non-public information. Accordingly, there may be less information publicly available concerning us than there is for a company that files as a domestic issuer.

We are an emerging growth company, and we cannot be certain if the reduced disclosure requirements applicable to emerging growth companies may make the ADSs less attractive to investors and, as a result, adversely affect the price of the ADSs and result in a less active trading market for the ADSs.

We are an emerging growth company as defined in the JOBS Act, and we may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies. For example, we have elected to rely on an exemption from the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act relating to internal control over financial reporting, and we will not provide such an attestation from our auditors. We have also elected to rely on an exemption that permits an emerging growth company to include only two years of audited financial statements and only two years of related management’s discussion and analysis of financial condition and results of operations disclosure, and we have therefore only included two years of audited financial statements and related management’s discussion and analysis of financial condition and results of operations in this annual report on Form 20-F.

We may avail ourselves of these disclosure exemptions until we are no longer an emerging growth company. We cannot predict whether investors will find the ADSs less attractive because of our reliance on some or all of these exemptions. If investors find the ADSs less attractive, it may adversely affect the price of the ADSs and there may be a less active trading market for the ADSs.

We will cease to be an emerging growth company upon the earliest of:

•	the last day of the fiscal year during which we have total annual gross revenues of US$1,070,000,000 (as such amount is indexed for inflation every five years by the United States Securities and Exchange Commission, or SEC) or more;
•	the last day of our fiscal year following the fifth anniversary of the completion of our first sale of common equity securities pursuant to an effective registration statement under the Securities Act;
•	the date on which we have, during the previous three-year period, issued more than US$1,070,000,000 in non-convertible debt; or

•	the date on which we are deemed to be a “large accelerated filer”, as defined in Rule 12b-2 of the Exchange Act, which would occur if the market value of our ordinary shares and ADSs that are held by non-affiliates exceeds US$700,000,000 as of the last day of our most recently-completed second fiscal quarter.

In addition, under the JOBS Act, emerging growth companies can delay adopting new or revised accounting standards issued subsequent to the enactment of the JOBS Act until such time as those standards apply to private companies. We have irrevocably elected not to avail ourselves of this exemption from new or revised accounting standards and, therefore, will be subject to the same new or revised accounting standards as other public companies that are not emerging growth companies. If we are unable to comply timely with these accounting standards, we may be delayed in providing the disclosures required by the Exchange Act.

If we are unable to favorably assess the effectiveness of our internal control over financial reporting, our stock price could be adversely affected.

Pursuant to Section 404 of the Sarbanes-Oxley Act of 2002, as amended, our management will be required to report on the effectiveness of our internal control over financial reporting in each of our annual reports. Our management will need to provide such a report commencing with our first annual report after we have been required to file an annual report with the SEC pursuant to Section 13(a) or 15(d) of the Exchange Act for the prior fiscal year, which we anticipate will be our annual report for the year ended June 30, 2019. We may not be able to favorably assess the effectiveness of our internal controls over financial reporting as of June 30, 2019 or beyond. If this occurs, investor confidence and our stock price could be adversely affected.

We will incur significant increased costs as a result of operating as a U.S. listed public company, and our management will be required to devote substantial time and expense to various compliance issues.

After we become a U.S. publicly-traded company, and particularly after we cease to be an “emerging growth company” as defined in the JOBS Act, we will incur substantial additional legal, accounting and other expenses as a result of the reporting requirements of the Exchange Act. In addition, the U.S. Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act, along with rules promulgated by the Securities and Exchange Commission, or SEC, and Nasdaq, where the ADSs will trade, have significant requirements on public companies, including many changes involving corporate governance. Management and other company personnel will be required to devote a substantial amount of time to ensuring our compliance with these regulations. Accordingly, our legal, accounting and financial compliance expenses will significantly increase, and certain corporate actions will become more time-consuming and costly. For example, these regulations may make it more difficult to attract and retain qualified members of our Board of Directors and various corporate committees, and obtaining director and officer liability insurance will be more expensive.

ADS holders may be subject to additional risks related to holding ADSs rather than ordinary shares.

ADS holders do not hold ordinary shares directly and, as such, are subject to, among others, the following additional risks:

•	As an ADS holder, we will not treat you as one of our shareholders and you will not be able to exercise shareholder rights, except through the Depositary as permitted by the deposit agreement.
•	Distributions on the ordinary shares represented by your ADSs will be paid to the Depositary, and before the Depositary makes a distribution to you on behalf of your ADSs, any withholding taxes that must be paid will be deducted. Additionally, if the exchange rate fluctuates during a time when the Depositary cannot convert the foreign currency, you may lose some or all of the value of the distribution.
•	We and the Depositary may amend or terminate the deposit agreement without the ADS holders’ consent in a manner that could prejudice ADS holders.

You must act through the Depositary to exercise your voting rights and, as a result, you may be unable to exercise your voting rights on a timely basis.

As a holder of ADSs (and not the ordinary shares underlying your ADSs), we will not treat you as one of our shareholders, and you will not be able to exercise shareholder rights. The Depositary will be the holder of the ordinary shares underlying your ADSs, and ADS holders will be able to exercise voting rights with respect to the ordinary shares represented by the ADSs only in accordance with the deposit agreement relating to the ADSs. There are practical limitations on the ability of ADS holders to exercise their voting rights due to the additional procedural steps involved in communicating with these holders. For example, holders of our ordinary shares will receive notice of shareholders’ meetings by mail and will be able to exercise their voting rights by either attending the shareholders meeting in person or voting by proxy. ADS holders, by comparison, will not receive notice directly from us. Instead, in accordance with the deposit agreement, we will provide notice to the Depositary of any such shareholders meeting and details concerning the matters to be voted upon at least 30 days in advance of the meeting date. If we so instruct, the Depositary will mail to holders of ADSs the notice of the meeting and a statement as to the manner in which voting instructions may be given by holders as soon as practicable after receiving notice from us of any such meeting. To exercise their voting rights, ADS holders must then instruct the Depositary as to voting the ordinary shares represented by their ADSs. Due to these procedural steps involving the Depositary, the process for exercising voting rights may take longer for ADS holders than for holders of ordinary shares. The ordinary shares represented by ADSs for which the Depositary fails to receive timely voting instructions will not be voted.

We believe that we were a “passive foreign investment company,” or PFIC, for U.S. federal income tax purposes for the taxable year ended June 30, 2018, and we may be a PFIC in future taxable years, which could have adverse tax consequences for our investors.

The rules governing passive foreign investment companies, or PFICs, can have adverse consequences for U.S. investors for U.S. federal income tax purposes. Under the Internal Revenue Code of 1986, as amended, or the Code, we will be a PFIC for any taxable year in which, after the application of certain “look-through” rules with respect to our subsidiaries, either (i) 75% or more of our gross income consists of “passive income,” or (ii) 50% or more of the average quarterly value of our assets consist of assets that produce, or are held for the production of, “passive income.” Passive income generally includes interest, dividends, rents, certain non-active royalties and capital gains. As discussed in “Taxation-U.S. Federal Income Tax Considerations—Certain Tax Consequences If We Are a Passive Foreign Investment Company,” we believe that we were a PFIC for the taxable year ended June 30, 2018 because we did not have active business income in that taxable year, and we may be a PFIC in future taxable years.

If we are characterized as a PFIC for any taxable year during which a U.S. Holder (as defined in “Taxation—U.S. Federal Income Tax Considerations”) holds ADSs or ordinary shares, we generally would continue to be treated as a PFIC with respect to that U.S. Holder for all succeeding years during which the U.S. Holder holds ADSs or ordinary shares, even if we ceased to meet the threshold requirements for PFIC status. Such a U.S. Holder may suffer adverse tax consequences, including ineligibility for any preferential tax rates on capital gains or on actual or deemed dividends, interest charges on certain taxes treated as deferred and additional reporting requirements under U.S. federal income tax laws and regulations. A U.S. Holder may, in certain circumstances, make a timely qualified electing fund, or QEF, election or a mark to market election to avoid or minimize the adverse tax consequences described above. We do not, however, expect to provide the information regarding our income that would be necessary in order for a U.S. Holder to make a QEF election. Moreover, our non-U.S. subsidiaries may also constitute PFICs, which could result in double taxation of the same income. Potential investors should consult their own tax advisors regarding all aspects of the application of the PFIC rules to our ADSs and ordinary shares.

Currency fluctuations may adversely affect the price of our ordinary shares.

Our ordinary shares are quoted in Australian dollars on the ASX, and the ADSs will be quoted in U.S. dollars on Nasdaq. Movements in the Australian dollar/U.S. dollar exchange rate may adversely affect the U.S. dollar price of the ADSs. In recent years, the Australian dollar has generally depreciated against the U.S. dollar. Any continuation of this trend may positively affect the U.S. dollar price of the ADSs, even if the price of our ordinary shares in Australian dollars increases or remains unchanged. However, this trend may not continue and may be reversed. If the Australian dollar weakens against the U.S. dollar, the U.S. dollar price of the ADSs could decline, even if the price of our ordinary shares in Australian dollars increases or remains unchanged.

We have never declared or paid dividends on our ordinary shares, and we do not anticipate paying dividends in the foreseeable future.

We have never declared or paid cash dividends on our ordinary shares. For the foreseeable future, we currently intend to retain all available funds and any future earnings to support our operations and to finance the growth and development of our business. Any future determination to declare cash dividends will be made at the discretion of our Board of Directors, subject to compliance with applicable laws and covenants under current or future credit facilities, which may restrict or limit our ability to pay dividends, and will depend on our financial condition, operating results, capital requirements, general business conditions and other factors that our Board of Directors may deem relevant. We do not anticipate paying any cash dividends on our ordinary shares in the foreseeable future. As a result, a return on your investment will only occur if the price of our ordinary shares and the ADSs appreciate.

You may not receive distributions on our ordinary shares represented by the ADSs or any value for such distribution if it is illegal or impractical to make them available to holders of ADSs.

While we do not anticipate paying any dividends on our ordinary shares in the foreseeable future, if such a dividend is declared, the depositary for the ADSs has agreed to pay to you the cash dividends or other distributions it or the custodian receives on our ordinary shares or other deposited securities after deducting its fees and expenses. You will receive these distributions in proportion to the number of ordinary shares your ADSs represent. However, in accordance with the limitations set forth in the deposit agreement, it may be unlawful or impractical to make a distribution available to holders of ADSs. We have no obligation to take any other action to permit the distribution of the ADSs, ordinary shares, rights or anything else to holders of the ADSs. This means that you may not receive the distributions we make on our ordinary shares or any value from them if it is unlawful or impractical to make them available to you. These restrictions may have a material adverse effect on the value of your ADSs.

Our Constitution and Australian laws and regulations applicable to us may adversely affect our ability to take actions that could be beneficial to our shareholders.

As an Australian company, we are subject to different corporate requirements than a corporation organized under the laws of the United States. Our Constitution, as well as the Corporations Act, set forth various rights and obligations that are unique to us as an Australian company. These requirements may operate differently than those of many U.S. companies. You should carefully review the summary of these matters set forth under the section entitled, “Item 10. Additional Information—Share Capital” as well as our Constitution, which is included as an exhibit to this annual report to Form 20-F prior to investing in the ADS.

You will have limited ability to bring an action against us or against our directors and officers, or to enforce a judgment against us or them, because we are incorporated in Australia and certain of our directors and officers reside outside the United States.

We are incorporated in Australia, certain of our directors and officers reside outside the United States and substantially all of the assets of those persons are located outside the United States. As a result, it may be impracticable or more expensive for you to bring an action against us or against these individuals in Australia in the event that you believe that your rights have been infringed under the applicable securities laws or otherwise.

You may not be able to participate in rights offerings and may experience dilution of your holdings as a result.

We may from time to time distribute rights to our shareholders, including rights to acquire our securities. However, we may not, and under the Deposit Agreement for the ADSs, the depositary will not, offer those rights to ADS holders unless both the rights and the underlying securities to be distributed to ADS holders are registered under the Securities Act or the distribution of them to ADS holders is exempted from registration under the Securities Act with respect to all holders of ADSs. We are under no obligation to file a registration statement with respect to any such rights or underlying securities or to endeavor to cause such a registration statement to be declared effective. In addition, we may not be able to rely on an exemption from registration under the Securities Act to distribute such rights and securities. Accordingly, holders of the ADSs may be unable to participate in our rights offerings and may experience dilution in their holdings as a result.

You may be subject to limitations on transfer of the ADSs.

The ADSs are only transferable on the books of the depositary. However, the depositary may close its transfer books at any time or from time to time when it deems expedient in connection with the performance of its duties. In addition, the depositary may refuse to deliver, transfer or register transfers of ADSs generally when our books or the books of the depositary are closed, or at any time if we or the depositary deem it advisable to do so because of any requirement of law or of any government or governmental body, or under any provision of the Deposit Agreement, or for any other reason.

Australian companies may not be able to initiate shareholder derivative actions, thereby depriving shareholders of the ability to protect their interests.

Australian companies may not have standing to initiate a shareholder derivative action in a federal court of the United States. The circumstances in which any such action may be brought, and the procedures and defenses that may be available in respect to any such action, may result in the rights of shareholders of an Australian company being more limited than those of shareholders of a company organized in the United States. Accordingly, shareholders may have fewer alternatives available to them if they believe that corporate wrongdoing has occurred. Australian courts are also unlikely to recognize or enforce against us judgments of courts in the United States based on certain liability provisions of U.S. securities law and to impose liabilities against us, in original actions brought in Australia, based on certain liability provisions of U.S. securities laws that are penal in nature. There is no statutory recognition in Australia of judgments obtained in the United States, although the courts of Australia may recognize and enforce the non-penal judgment of a foreign court of competent jurisdiction without retrial on the merits, upon being satisfied about all the relevant circumstances in which that judgment was obtained.

ITEM 4.	INFORMATION ON THE COMPANY
A.	History and Development of the Company

Overview

Paringa Resources Limited is a developer of long-life thermal coal mines known as the Buck Creek Complex, consisting of the Poplar Grove and Cypress Mines located in the western Kentucky section of the Illinois Basin. We believe both the Poplar Grove and Cypress Mines possess geological and logistical advantages that will lower the operating costs of our mines and make our coal product attractive to the coal fired power plants located in the Ohio River and southeast U.S. power markets.

We started construction of the Poplar Grove Mine in August 2017, and we expect to complete construction of the mine by the end of the 2018 calendar year. The Poplar Grove Mine is expected to begin coal production by the end of the 2018 calendar year, ramp up production during the 2019 calendar year and reach near full production capacity by the end of the 2020 calendar year.

Based on our current financial position, including the debt financing with Macquarie described in “—Financial Position” below, we expect to have sufficient cash flow to complete the construction of the Poplar Grove Mine and commence commercial coal production. We intend to ship thermal coal predominately by barge from the Company’s barge load-out facility on the Green River, leading to major coal transportation routes along the Ohio and Mississippi rivers.

We have not yet decided on the timing to develop the Cypress Mine, which if undertaken would require additional funds.

Our Properties

In March 2013, we acquired the Buck Creek Complex, which consists of the Poplar Grove Mine and Cypress Mine, from Buck Creek Resources, LLC. The complex is located in western Kentucky, approximately 175 miles southwest of the state capital of Frankfort and approximately 25 miles southwest of the city of Owensboro, Kentucky, within the Western Kentucky Coalfield region of the Illinois Basin. The Poplar Grove Mine lies between the towns of Hanson and Slaughters in the west and Calhoun and Sacramento in the east, within the Counties of McLean and Hopkins in Kentucky. The Cypress Mine is located immediately north of the Poplar Grove Mine.

Summary Reserve Data

Our coal reserves, as set forth in the BFS, are summarized by project in the table below. See “—B. Business Overview—Key Factors and Assumptions” for additional information about our reserves.

	Poplar Grove Mine	Cypress Mine
Location	Kentucky	Kentucky
Mining Method	Underground, room-and-pillar	Underground, room-and-pillar
Reserves ROM Recoverable Tons (in millions)
Proven	21.0	22.5
Probable	28.4	63.8
Total(1)	49.4	86.3
Estimated Full Production 2024 (million tons per year)	2.8	3.8
Anticipated Production Start Date	2018	2021
Projected Mine Life (years)	25	18
Average Annual Operating Costs (FOB Barge) ($/ton(2))	$28.28	$27.37
Heating Content (Btu/lb(3))	11,200	11,200
Planned Transportation	Barge/Truck	Barge
Sulfur % (product blend)	3.0%	3.0%
Coal prices used to estimate reserves(4)	$40.50 to $53.20 per ton	$40.50 to $53.20 per ton
(1)	We estimate that dilution materials and allowances for losses will be approximately 24% of our recoverable reserves.
(2)	Represents average operating costs free-on-board, or FOB Barge, at the Green River Barge Load-out Facility during steady state production.
(3)	Btu/lb means the British thermal unit (Btu or BTU), which is a traditional unit of heat; it is defined as the amount of heat required to raise the temperature of one pound of water by one degree Fahrenheit.
(4)	Based on our sales contract with LG&E and KU for 2018 through 2022 and then escalated (real) pricing (based on the 2022 pricing in the sales contract).

Financial Position

At June 30, 2018 and 2017, the Company had cash and cash equivalents of $22.6 million and $34.8 million, respectively. During fiscal 2018 we raised approximately $22.7 million in an equity offering in Australia (before associated costs).

In addition, we have entered into a debt financing facility with Macquarie Bank Limited (“Macquarie”) to provide a two-tranche $21.7 million Project Loan Facility to develop the Poplar Grove Mine. Subsequent to the end of the fiscal 2018 year, we satisfied all drawdown conditions precedent under the Project Loan Facility Agreement, and in September 2018, we made an initial drawdown of the first $15.0 million tranche. We expect to drawdown the second and final tranche of the Project Loan Facility (being $6.7 million) during the 2019 calendar year.

The terms of the Project Loan Facility include a floating interest rate comprising the 3-month LIBOR plus a margin of 10.5% per annum during the construction phase, falling to a 9.5% margin for the remainder of the loan, as well as customary guarantees and security agreements. The financial covenants under the Project Loan Facility comprise the following (each of which gets tested on a quarterly basis during the term of the loan unless specified otherwise): (1) on or after September 30, 2019, the debt service cover ratio is greater than 1.10:1, (2) the loan life cover ratio that is greater than 1.15:1, (3) the project life cover ratio is greater than 1.50, (4) on or after September 30, 2019, the gross debt to EBITDA ratio is less than 2.50:1, and (5) the reserve tail ratio is greater than 30%. The terms allow the Project Loan Facility to be repaid at the end of any quarterly interest period, throughout the term of the loan, without penalty. Macquarie will be given a first priority security interest in all assets of the Company.

Based on our current financial position, and assuming drawdown of the second and final tranche of the Project Loan Facility, we expect to have sufficient cash flow to complete the construction of the Poplar Grove Mine and commence commercial coal production.

Our Strengths

We believe that we are well-positioned to successfully execute our business strategies because of the following competitive strengths:

Illinois Basin coal producer with permitted, high quality, long-lived reserves. Upon commencing production at Poplar Grove, which is expected by the end of the 2018 calendar year, we believe we will be one of the few pure-play Illinois Basin thermal coal producers in the United States. As of June 2018, we control a reserve base of approximately 135.7 million ROM tons of high-quality Illinois Basin coal, with an expected mine life of 25 years for the Poplar Grove Mine and 18 years for the Cypress Mine. Both the Poplar Grove and Cypress Mines are fully permitted to begin construction, and our studies indicate that the coal at both mines have attractive properties compared to the coal at other existing mines in the Illinois Basin. Specifically, the coal from the WK No. 11 and WK No. 9 seams are expected to have a high heat content of 12,168 Btu/lb and 12,026 Btu/lb, respectively, at the Poplar Grove Mine, and 11,819 Btu/lb from the WK No. 9 seam at the Cypress Mine, after processing, which compares favorably with the larger producing mines in the Illinois Basin.

Fixed Price Sales Contract. We have entered into two long-term, fixed-price coal supply agreements with major regulated utilities having coal fired power plants on the Ohio River Market. We expect that sales under the agreements will represent approximately 51% of the first five years of production. We believe the “fixed price, fix tons” nature of these agreements will reduce the volatility of our future revenues. See “B. Business Overview—Marketing, Sales and Contracts.”

Low Operating Costs. We project low operating costs for both our mines relative to other U.S. coal producers, resulting from (1) the high in-seam yield of the Poplar Grove Mine’s WK No. 9 and WK No. 11’s coal seams, (2) both mine plans being relatively flat and laterally continuous, (3) favorable mining conditions from a competent mine roof and floor structure, (4) close proximity to the Green River Barge Load-out Facility providing low transportation cost access to coal fired power plants located on the Ohio River. In addition, due to the high heating content (i.e. 11,819 to 12,168 btu/lb) and low moisture content, we have developed a preparation plant flow sheet for our mines that we expect will allow for a portion of the run-of-mine (“ROM”) coal (approximately 20% to 30% of ROM) to bypass the preparation process and be blended back in with the processed coal, which would produce a higher yield, lower operating cost and lower heating content product that still meets customer specifications. In addition, both mines are located in an established coal mining district, which should allow us to access highly skilled, union-free labor and local mining services and equipment providers.

Low Capital Cost Development. We believe that our mines are located in an area that has significant operational and logistical advantages. Construction services, construction personnel, contractors and parts can be supplied by firms who are already operating in the region. The total initial capital expenditures for the Poplar Grove Mine is estimated to be $56.8 million, and includes all major capital items including site development, electrical substation and infrastructure, mine development to access the coal seam, surface facilities, coal preparation plant, materials handling and the Green River barge load-out facility (excluding any contingencies, working capital and financing costs). In addition, we have entered into fixed price construction contracts that account for the majority of our initial construction capital expenditures at Poplar Grove.

Established financing plan. We had approximately $22.6 million of cash and short-term investments at June 30, 2018 and have a $21.7 million Project Loan Facility from Macquarie. In September 2018, we made an initial drawdown of the first $15.0 million tranche of the Project Loan Facility and expect to drawdown the second and final tranche of the Project Loan Facility (being $6.7 million) during the 2019 calendar year. Based on our current financial position, and assuming drawdown the second and final tranche of the Project Loan Facility (being $6.7 million), we expect to have sufficient cash flow to complete the construction of the Poplar Grove Mine and commence commercial coal production.

Highly experienced management team with a long history of acquiring, developing, building and operating coal reserve properties. Our senior management team has significant experience in acquiring, developing, financing and operating coal mines in the United States under various market conditions. They have previously held senior business development, financial, operations, and coal sales positions at both large, publicly traded coal companies as well as successful private coal operations.

Our Strategies

The key elements of our strategy to grow our business include:

Complete the development of the Poplar Grove Mine and reach full production of 2.8 Mtpa. We started construction of the Poplar Grove Mine in August 2017, and we expect to complete the construction of the mine by the end of the 2018 calendar year. The Poplar Grove Mine is expected to begin coal production by the end of the 2018 calendar year, ramp up production during the 2019 calendar year and reach near full production capacity, estimated as 2.8 Mtpa, by the end of the 2020 calendar year.

Assess development plans for the Cypress Mine. The Cypress Mine is fully permitted for construction with all technical studies completed for its development, including a bankable feasibility study. We may begin construction of the Cypress Mine as early as 2019, in which case we would anticipate completing development in 2020 and, subject to obtaining all permits required for operation of the mine, commencing coal production in 2021. Our decision to construct the Cypress Mine will depend on us securing required debt or equity financing to pay for development and construction costs, our ability to identify and contract with customers who are willing to acquire a significant portion of production at the Cypress Mine and coal prices remaining at profitable levels.

Continue to grow through a highly disciplined and selective acquisition strategy. Our senior management team has a demonstrated track record of identifying and securing geologically and logistically advantaged thermal coal projects. They also have shown success in the exploration and permitting of new mines and the building of long-lived resources through complementary acquisitions.

Pursue our financial strategy. We intend to fund development at the Poplar Grove Mine primarily from our current financial position, the Macquarie Project Loan Facility and projected cash flow from operations. We have projected cash flow from operations based on our fixed price sales contracts, as well as third-party forecasts of coal prices, discounted for expected transportation costs, ash content and the effects of having a blended coal product. We intend to utilize revolving credit arrangements for working capital management, in either the private or public markets, to the extent it is available. We expect to fund the development of the Cypress Mine, if undertaken, and any acquisition activities from operating cash flows and additional future issuances of debt or equity securities.

U.S. Regulations

We are an “emerging growth company” under the U.S. Jumpstart Our Business Startups Act of 2012, or the JOBS Act, and will continue to qualify as an “emerging growth company” until the earliest to occur of:

•	the last day of the fiscal year during which we have total annual gross revenues of US$1,070,000,000 (as such amount is indexed for inflation every five years by the SEC) or more;
•	the last day of our fiscal year following the fifth anniversary of the completion of our first sale of common equity securities pursuant to an effective registration statement under the Securities Act;
•	the date on which we have, during the previous three-year period, issued more than US$1,070,000,000 in non-convertible debt; or
•	the date on which we are deemed to be a “large accelerated filer”, as defined in Rule 12b-2 of the U.S. Securities Exchange Act of 1934, as amended, or the Exchange Act, which would occur if the market value of our ordinary shares and ADSs that are held by non-affiliates exceeds US$700,000,000 as of the last day of our most recently-completed second fiscal quarter.

An emerging growth company may take advantage of specified exemptions from various requirements that are otherwise applicable to public companies in the United States. Generally, a company that registers any class of its securities under Section 12 of the Exchange Act is required to include in the second and all subsequent annual reports filed by it under the Exchange Act, a management report on internal control over financial reporting and, subject to an exemption available to companies that meet the definition of a “smaller reporting company” in Rule 12b-2 under the Exchange Act, an auditor attestation report on management’s assessment of the company’s internal control over financial reporting. However, for so long as we continue to qualify as an emerging growth company, we will be exempt from the requirement to include an auditor attestation report in our annual reports filed under the Exchange Act, even if we do not qualify as a “smaller reporting company.” In addition, Section 103(a)(3) of the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act, has been amended by the JOBS Act, to provide that, among other things, auditors of an emerging growth company are exempt from any rules of the Public Company Accounting Oversight Board requiring mandatory audit firm rotation or a supplement to the auditor’s report in which the auditor would be required to provide additional information about the audit and the financial statements of the company.

Pursuant to Section 107(b) of the JOBS Act, an emerging growth company may elect to utilize an extended transition period for complying with new or revised accounting standards for public companies until such standards apply to private companies. We have elected not to utilize this extended transition period. This election is irrevocable.

We are also considered a “foreign private issuer” pursuant to Rule 405 under the Securities Act. As a foreign private issuer, we are exempt from certain rules under the Exchange Act that impose certain disclosure obligations and procedural requirements for proxy solicitations under Section 14 of the Exchange Act. In addition, our officers, directors and principal shareholders are exempt from the reporting and “short-swing” profit recovery provisions of Section 16 of the Exchange Act and the rules under the Exchange Act with respect to their purchases and sales of our ordinary shares or ADSs. Moreover, we are not required to file periodic reports and financial statements with the SEC as frequently or as promptly as United States companies whose securities are registered under the Exchange Act. In addition, we are not required to comply with Regulation FD (Fair Disclosure), which restricts the selective disclosure of material information.

Under Australian law, we prepare financial statements on an annual and semi-annual basis, and we are not required to prepare or file quarterly financial information other than quarterly updates. Our quarterly updates consist of a brief review of operations for the quarter together with a statement of cash expenditure during the quarter, the cash and cash equivalents balance as at the end of the quarter and estimated cash outflows for the following quarter.

For as long as we are a “foreign private issuer” we intend to file our annual financial statements on Form 20-F and furnish our semi-annual financial statements and quarterly updates on Form 6-K to the SEC for so long as we are subject to the reporting requirements of Section 13(g) or 15(d) of the Exchange Act. However, the information we file or furnish is not the same as the information that is required in annual and quarterly reports on Form 10-K or Form 10-Q for U.S. domestic issuers. Accordingly, there may be less information publicly available concerning us than there is for a company that files as a domestic issuer.

We may take advantage of these exemptions until such time as we are no longer a foreign private issuer. We are required to determine our status as a foreign private issuer on an annual basis at the end of our second fiscal quarter. We would cease to be a foreign private issuer at such time as more than 50% of our outstanding voting securities are held by U.S. residents and any of the following three circumstances applies: (1) the majority of our executive officers or directors are U.S. citizens or residents; (2) more than 50% of our assets are located in the United States; or (3) our business is administered principally in the United States. Since more than 50% of our assets are located in the United States, we will lose our status as a foreign private issuer if more than 50% of our outstanding voting securities are held by U.S. residents as of the last day of our second fiscal quarter in any year. See “Risk Factors— We may lose our foreign private issuer status, which would then require us to comply with the Exchange Act’s domestic reporting regime and cause us to incur additional legal, accounting and other expenses.”

Capital Expenditures

Our capital expenditures for fiscal 2016, 2017 and 2018 amounted to $876,000, $8,575,000, and $27,134,000, respectively.

Our capital expenditures have historically consisted principally of payments for property, plant and equipment in relation to the Buck Creek Mining Complex. Previously, our capital expenditures have also included payments for exploration assets (prior to making a decision to proceed with development of the Poplar Grove Mine) and payments for deferred purchase consideration in relation to the original purchase of the Buck Creek Mining Complex in 2012.

B.	Business Overview

BUSINESS

Overview

We are a developer of long-life thermal coal mines known as the Buck Creek Complex, consisting of the Poplar Grove and Cypress Mines located in the western Kentucky section of the Illinois Basin, approximately 175 miles southwest of the state capital of Frankfort and approximately 25 miles southwest of the city of Owensboro, Kentucky.

We believe both the Poplar Grove and Cypress Mines possess geological and logistical advantages that will lower the operating costs of our mines and make our coal product attractive to the coal fired power plants to located in the Ohio River and southeast U.S. power markets.

We started construction of the Poplar Grove Mine in August 2017, and we expect to complete the construction of the mine by the end of the 2018 calendar year. The Poplar Grove Mine is expected to ramp up production in the 2018 and 2019 calendar years. Based on our current financial position, and assuming drawdown of the second and final tranche of the Project Loan Facility, we expect to have sufficient cash flow to complete the construction of the Poplar Grove Mine and commence commercial coal production. We intend to ship thermal coal predominately by barge from the Company’s barge load-out facility on the Green River, leading to major coal transportation routes along the Ohio and Mississippi rivers.

We have not yet decided on the timing to develop the Cypress Mine, which if undertaken would require additional funds.

We are required by ASX Listing Rules to report ore reserves and mineral resources in Australia in compliance with the JORC Code. Under the SEC’s Industry Guide 7, classifications other than proven and probable reserves are not recognized and, as a result, the SEC generally does not permit mining companies like us to disclose measures of mineral resources, such as measured, indicated or inferred resources, in SEC filings.

We have commissioned MM&A to conduct a review of our BFS. MM&A have provided reserve coal tonnage estimates that are compliant with the SEC’s Industry Guide 7 and accordingly, the reserves disclosed in this annual report on Form 20-F are compliant with the JORC Code and Industry Guide 7. However, we note for you that we have made assumptions about the likely existence of mineralized material when designing our mine plan.

The following map shows Buck Creek Complex and surrounding operations in Western Kentucky:

Development and Production Plans

Our plan is to develop low capital and operating cost mines located near low cost river transportation in the Illinois Basin. Both mines are fully permitted to begin construction. Once the Poplar Grove Mine is constructed, we currently plan to make low-cost mine developments to grow our coal production. We intend to support additional production growth with long-term sales contracts to ensure that additional capacity investments generate high levels of free cash flow.

Our development plan can be summarized as follows:

•	Complete Construction at Poplar Grove Mine. We commenced construction of the Poplar Grove Mine in August 2017, and we expect to complete the construction of the mine by the end of the 2018 calendar year.
•	First coal production by the end of 2018. We aim to deliver first coal production by the end of the 2018 calendar year. Our plans call for the WK No. 9 seam to be mined throughout the entirety of the project’s

25 year mine life and the WK No. 11 to be accessed and mined during two periods. We project that the Poplar Grove Mine will process approximately 3.6 million tons of ROM coal annually including the raw coal bypass, which equates to approximately 2.8 Mtpa of saleable coal over a 25 year mine life. The Poplar Grove Mine plan includes a total production of 89.0 million ROM tons, or 67.7 million saleable tons.

•	Assess development plans for the Cypress Mine. The Cypress Mine is fully permitted for construction with all technical studies completed for its development, including a bankable feasibility study. We may begin construction of the Cypress Mine as early as 2019, in which case we would anticipate completing development in 2020 and, subject to obtaining all permits required for operation of the mine, commencing coal production in 2021. Our decision to construct the Cypress Mine will depend on us securing required debt or equity financing to pay for development and construction costs, our ability to identify and contract with customers who are willing to acquire a significant portion of production at the Cypress Mine and coal prices remaining at profitable levels.

Estimates to develop the Poplar Grove and Cypress Mines have been based in part on the BFS conducted by MM&A. We have estimated that total capital expenditures to develop the Poplar Grove Mine and Cypress Mine will be approximately $56.8 million and $101.2 million, respectively.

Our Competitive Strengths

We believe that we are well-positioned to successfully execute our business strategies because of the following competitive strengths:

•	Illinois Basin coal producer with permitted, high quality, long-lived reserves. Upon commencing production at Poplar Grove, which is expected by the end of the 2018 calendar year, we believe we will be one of the few pure-play Illinois Basin thermal coal producers in the United States. As of March 2017, we control a reserve base of approximately 135.7 million ROM tons of marketable, high-quality Illinois Basin coal, with an expected mine life of 25 years for the Poplar Grove Mine and 18 years for the Cypress Mine. Both the Poplar Grove and Cypress Mines are fully permitted to begin construction, and our studies indicate that the coal at both mines have attractive properties compared to the coal at other existing mines in the Illinois Basin. Specifically, the coal from the WK No. 11 and WK No. 9 seams are expected to have a high heat content of 12,168 Btu/lb and 12,026 Btu/lb, respectively, at the Poplar Grove Mine, and 11,819 Btu/lb from the WK No. 9 seam at the Cypress Mine, after processing, which compares favorably with the larger producing mines in the Illinois Basin.
•	Fixed Price Sales Contracts. We have entered into two long-term, fixed-price coal supply agreements with major regulated utilities having coal fired power plants on the Ohio River Market. We expect that sales under the agreements will represent approximately 51% of the first five years of production. We believe the “fixed price, fix tons” nature of this agreement will reduce the volatility of our future revenues. See “—Marketing, Sales and Contracts.”
•	Low Operating Costs. We project low operating costs for both our mines relative to other U.S. coal producers, resulting from (1) the high in-seam yield of the Poplar Grove Mine’s WK No. 9 and WK No. 11’s coal seams, (2) both mine plans being relatively flat and laterally continuous, (3) favorable mining conditions from a competent mine roof and floor structure, (4) close proximity to the Green River Barge Load-out Facility providing low transportation cost access to coal fired power plants located on the Ohio River. In addition, due to the high heating content (i.e. 11,819 to 12,168 btu/lb) and low moisture content, we have developed a preparation plant flow sheet for our mines that we expect will allow for a portion of the ROM coal (approximately 20% to 30% of ROM) to bypass the preparation process and be blended back in with the processed coal, which would produce a higher yield, lower operating cost and lower heating content product that still meets customer specifications. In addition, both mines are located in an established coal mining district, which should allow us to access highly skilled, union-free labor and local mining services and equipment providers.
•	Low Capital Cost Development. We believe that our mines are located in an area that has significant operational and logistical advantages. Construction services, construction personnel, contractors and parts can be supplied by firms who are already operating in the region. The total initial capital expenditures for the Poplar Grove Mine is estimated to be $56.8 million, and includes all major capital items including site development, electrical substation and infrastructure, mine development to access the coal seam, surface facilities, coal preparation plant, materials handling and the Green River barge load-out facility (excluding any contingencies, working capital and financing costs). In addition, we have entered into fixed price construction contracts that account for nearly 90% of our initial construction capital expenditures at Poplar Grove.

•	Established financing plan. We had approximately $22.6 million of cash and short-term investments at June 30, 2018 and have a $21.7 million Project Loan Facility from Macquarie. In September 2018, we made an initial drawdown of the first $15.0 million tranche of the Project Loan Facility and expect to drawdown the second and final tranche of the Project Loan Facility (being $6.7 million) during the 2019 calendar year. Based on our current financial position, and assuming drawdown of the second and final tranche of the Project Loan Facility, we expect to have sufficient cash flow to complete the construction of the Poplar Grove Mine and commence commercial coal production.
•	Highly experienced management team with a long history of acquiring, developing, building and operating coal reserve properties. Our senior management team has significant experience in acquiring, developing, financing and operating coal mines in the United States under various market conditions. They have previously held senior business development, financial, operations, and coal sales positions at both large, publicly traded coal companies as well as successful private coal operations.

Our Strategies

The key elements of our strategy to grow our business include:

•	Complete the development of the Poplar Grove Mine and reach full production of 2.8 Mtpa. We commenced construction of the Poplar Grove Mine in August 2017. The Company aims to deliver first coal production by the end of the 2018 calendar year and reach steady state production, estimated as 2.8 Mtpa, by the end of the 2020 calendar year.
•	Assess development plans for the Cypress Mine. The Cypress Mine is fully permitted for construction with all technical studies completed for its development, including a bankable feasibility study. We may begin construction of the Cypress Mine as early as 2019, in which case we would anticipate completing development in 2020 and, subject to obtaining all permits required for operation of the mine, commencing coal production in 2021. Our decision to construct the Cypress Mine will depend on us securing required debt or equity financing to pay for development and construction costs, our ability to identify and contract with customers who are willing to acquire a significant portion of production at the Cypress Mine and coal prices remaining at profitable levels.
•	Continue to grow through a highly disciplined and selective acquisition strategy. Our senior management team has a demonstrated track record of identifying and securing geologically and logistically advantaged thermal coal projects. They also have shown success in the exploration and permitting of new mines and the building of long-lived resources through complementary acquisitions.
•	Pursue our financial strategy. We intend to fund development at the Poplar Grove Mine primarily from our current financial position, the Macquarie Project Loan Facility and projected cash flow from operations. We have projected cash flow from operations based on our fixed price sales contracts, as well as third-party forecasts of coal prices, discounted for expected transportation costs, ash content and the effects of having a blended coal product. We intend to utilize revolving credit arrangements for working capital management, in either the private or public markets, to the extent it is available. We expect to fund the development of the Cypress Mine, if undertaken, and any acquisition activities from operating cash flows and additional future issuances of debt or equity securities.

Summary Reserve Data

Our reserves by mine are summarized below:

	Poplar Grove Mine	Cypress Mine
Location	Kentucky	Kentucky
Mining Method	Underground, room-and-pillar	Underground, room-and-pillar
Reserves ROM Recoverable Tons (in millions)
Proven	21.0	22.5
Probable	28.40	63.8
Total(1)	49.40	86.3
Estimated Full Production 2024 (million tons per year)	2.8	3.8
Anticipated Production Start Date	2018	2021
Projected Mine Life (years)	25	18
Estimated cost of Production ($/ton(2))	$28.28	$27.37
Heating Content (Btu/lb(3))	11,200	11,200
Planned Transportation	Barge/Truck	Barge
Sulfur % (product blend)	3.0%	3.0%
Coal price used to estimate reserves(4)	$40.50 to $53.20 per ton	$40.50 to $53.20 per ton
(1)	We estimate that dilution materials and allowances for losses will be approximately 24% of our recoverable reserves.
(2)	Represents average operating costs free-on-board, or FOB Barge, at the Green River Barge Load-out Facility during steady state production.
(3)	Btu/lb means the British thermal unit (Btu or BTU) is a traditional unit of heat; it is defined as the amount of heat required to raise the temperature of one pound of water by one degree Fahrenheit.
(4)	Based on our sales contract with LG&E and KU for 2018 through 2022 and then escalated (real) pricing (based on the 2022 pricing in the sales contract).

Please see “—Key Factors and Assumptions” for important information about the methodology applicable to our mine plan and reserve estimates, including key factors and assumptions that could cause actual results to differ materially from our expectations.

Overview of Poplar Grove Mine and Cypress Mine

Property Rights

In March 2013, we acquired the Buck Creek Complex from Buck Creek Resources, LLC. Buck Creek Resources, LLC assembled the original Buck Creek property consisting of a series of coal leases totalling 25,000 acres within 327 property tracts, all of which were acquired by us. We have subsequently leased approximately 15,750 acres of additional mineral property adjacent to existing leases. As of June 30, 2018, we controlled approximately 41,000 acres of mineral property pursuant to over 300 individual leases with local landowners. Of the total marketable production profile of 133.9 million tons at the Poplar Grove Mine and Cypress mine, approximately 103.8 million tons of the mine plan can be mined on mineral property currently controlled by us. Additional mineral leases must be acquired in order to execute the life of mine plan to achieve the projected financial performance of the Poplar Grove Mine.

There are 318 acres on three tracts of surface property controlled at Poplar Grove Mine that are necessary for surface facilities, and 500 acres on five tracts of options to acquire surface property controlled at the Cypress Mine that are necessary for surface facilities. If and when the mines are developed, these sites are expected to house the preparation plant, refuse area and associated support facilities.

Royalties

Kentucky state law allows the owner or controller of a partial interest tract to develop the tract in a manner consistent with full control of the property. Therefore, we expect that any partial interest tracts that are less than 100% leased can be developed. Any royalties due to the owners of the uncontrolled portion of the tract are escrowed and administered by a local court. The partial interest tracts are included within our 41,000 controlled acres. In addition to annual minimum royalties, a production royalty equalling the greater of $1.25 per ton or four percent of the average gross sales price Free on Board, or F.O.B., mine is applicable.

Coal Seam Access

We expect that access to the underground coal seam at both mines will be provided by a decline entryway from the surface for transport of personnel, materials and ROM coal. The mine slopes will accommodate a conveyor belt to transport ROM coal to the mine site area and a travelway for the transportation of personnel, supplies, and equipment. Two vertical airshafts will be constructed at each mine to ventilate the slope and mine.

Surface Access

The mine portal, coal preparation plant and refuse disposal facility will be located in McLean County in the eastern portion of the property along Kentucky Route 2385. Trucks will transport product to a river load-out on the Green River, approximately seven miles to the northeast along Kentucky Routes 81 and 138. Routes 2385, 81 and 138 are all paved roads maintained by Kentucky’s state government, and they currently handle industrial truck traffic mostly related to the large-scale agricultural operations in the area. The local infrastructure is classified as very good to excellent in terms of supporting a sizable mining operation.

Poplar Grove Mine

Location

Contained within McLean and Hopkins Counties, Kentucky, the Poplar Grove Mine lies between the towns of Hanson and Slaughters in the west and Calhoun and Sacramento in the east. The navigable Green River flows through the north-eastern corner of the property and the Pond River flows north through the center of the Poplar Grove Mine to its confluence with the Green River near the northern property boundary. The Pond River also forms the common border between McLean and Hopkins Counties. A CSX Corporation rail line that parallels the Pennyrile Parkway, recently upgraded and renamed Interstate 69, is adjacent to the western end of the project area.

Geological Setting

The coal deposits in the Western Kentucky Coal Field are among the earliest exploited and most extensively-developed coal deposits in the United States. The coal-bearing formations on the property belong to the Middle Pennsylvanian system (including the Carbondale Formation). These coal-bearing formations extend over 400 miles from northern Illinois to western Kentucky and are part of what is identified as the Illinois Basin. The Illinois Basin is more than 200 miles wide and, in some portions, it contains over 30 named coal seams. The mineable coal horizons in the Carbondale Formation range from one foot to over six feet in thickness. Structurally, the coal horizons are typically characterized as gently-dipping, but may steepen along the margins of the basin.

Sediment of the Carbondale Formation includes conglomerate, sandstone, siltstone, shale, limestone and coal that were deposited primarily in coastal-deltaic settings. The coal rank is generally high volatile bituminous C. Higher-rank coals are sometimes located along major structural fault systems. The Poplar Grove Mine will extract coal from both the WK No.9 and WK No.11 coal seams, and the Cypress Mine will be mining the WK No.9 seam only.

Exploration

The reserve estimation for WK No. 9 entailed a total of 193 drill holes, including 143 core holes, 25 rotary holes and 25 gas wells. The reserve estimation for WK No. 11 entailed a total of 191 drill holes, including 115 core holes, 52 rotary holes and 24 gas wells. In total, there are over 1,200 coal seam intercepts at the Poplar Grove and Cypress Mines, providing a significant level of information and understanding of the WK No.9 and WK No.11 coal seams.

Coal Quality

Coal seam quality data, available from exploration drill holes, has been utilized to determine the Poplar Grove Mine resource coal quality. Results are typical of the coal quality generally found in the west Kentucky portion of the Illinois Basin. A summary of the WK No. 9 and WK No. 11 drill hole quality data for the Poplar Grove Mine is set forth below.

	Raw Proximate Analysis (As Received)						Average Washed Core Product Qualities (Float 1.60 SG with Moisture = Equilibrium Moisture +4%)
	EQ Moisture	Ash	Volatile Matter	Fixed Carbon	Chlorine	HGI	Calorific Value (Btu/lb)	Ash	Sulfur	Yield (@ 1.60 Float)
WK No. 11	4.9%	15.7%	38.6%	40.1%	0.12%	58	12,168	8.4%	3.4%	84.2%
WK No. 9	5.6%	11.6%	38.3%	43.8%	0.12%	60	12,026	9.0%	2.8%	93.6%

Mining Conditions

The rock strata above the WK No. 9 seam generally consists of Turner Mine Shale, which is a thin, black shale, on top of which there is Canton Shale and Vermillionville Sandstone. Immediately below the WK No. 9 seam is claystone followed by shale and sandy shale. Coal seam thickness of the WK No.11 seam averages 4.2 feet with clean coal quality characteristics similar to the Poplar Grove Mine’s WK No.9 seam. Mining conditions for the WK No.11 coal seam appear to be excellent with the immediate roof consisting of a thin black shale horizon overlain by limestone. The roof conditions in the WK No. 11 seam are expected to result in lower operating cost compared to the WK No. 9 because the density of roof support materials is less. Both the WK No. 9 and No. 11 seams are relatively flat with a dip towards the northwest.

Like almost all coal seams in the United States, the seams studied at Buck Creek Complex liberate methane gas. Based on historical mining in the area and desorption testing conducted for the project, we believe the amount of gas encountered during mining should not require degasification drilling nor is it expected to it adversely affect productivity.

Mines in the WK No. 9 and No. 11 seams are generally dry, and drilling at the project indicates that the potential for water in the mine is low. Our mining plan, however, dictates that the underground mines will construct sumps and provide infrastructure necessary to pump water during mining. Our estimates of capital and operating cash costs for the Poplar Grove and Cypress Mines include costs for doing so.

Coal Mining Activities

We recently completed the foundations at the Poplar Grove Mine and began erecting structural steel for the coal handling and preparation plant, or CHPP, with initial production planned by the end of the 2018 calendar year. Production from the proposed Poplar Grove Mine will come exclusively from continuous miner units using room-and-pillar methods.

Underground mining operations at the Poplar Grove Mine will consist of three “super section units”, or Units, with each operating two continuous miners to undertake initial driving of mains and coal mining of panels. Each Unit is equipped with two continuous miners and two roof-bolting machines for enhanced productivity. In addition, each Unit will be equipped with a minimum of four battery haulers which transport mined coal to a belt feeder/breaker, which provides surge capacity to reduce haulage dump times. The Units utilize scoops for clean-up of spillage, and supply cars for distribution of supplies and materials, rockdusting and other utility purposes.

Intake air will be directed through central entries and used to provide fresh air for the continuous miners. After ventilating the working faces, the return air will be routed through the exterior entries to exit the mine at the return portal or air shaft.

At steady state production, the continuous miner advance rate projected for each Unit is a nominal 560 feet per unit-shift, comparable to the performance of other producers in the Illinois Basin. At full capacity, each Unit is expected to produce, on average, approximately 900,000 tons of saleable coal per year.

Coal Processing

ROM production from the Poplar Grove Mine will require processing in order to meet market specifications. We and our contractors and vendors have developed a preparation plant flow sheet that allows for a portion of ROM coal to bypass the preparation process and be blended back in with the processed coal, which would produce a higher yield, lower operating cost and lower heating content product that still meets customer specifications. The amount of bypassed coal can be varied to produce a range of product qualities.

The coal product from Poplar Grove Mine will be a blend of processed and bypassed coal to meet a target specification of 11,200 to 11,300 Btu/lb. This target coal quality is expected to result in an overall yield of approximately 76.1%. Following the processing and blend of both the WK No. 9 and WK No. 11 coal seams, the Poplar Grove washed qualities are expected to be as follows:

	Ash (%)	Sulfur (%)	Moisture (%)
Product Blend	11.8%	3.02%	10.6%

Shown below is a summary of the Poplar Grove Preparation Plant design:

Scheduled (Raw tons per Year)	3,900,000
Planned Annual Processing Days	350
Scheduled Operating Hours per Day	24
Utilization	90%
Design Capacity (Raw tons per hour)	400
Required Capacity (Raw tons per hour @ average 25% plant bypass)	361

Out-of-seam dilution will be removed from the product by coal processing. Precise monitoring and control of the specific gravity of separation during operation of the coal preparation plant is intended to provide a consistent and predictable product in conformity with specifications of our coal supply agreements.

The coal preparation plant design throughput capacity will be a nominal 400 tons per hour. Following the initial ramp-up period, the mine is expected to produce an estimated average of 3.6 million ROM tons per year. At full production, the plant is expected to be scheduled for operation with 250 to 350 processing days planned each year, which will vary depending on ROM production and percent direct ship.

The design capacity allows for adjustment to operating and maintenance schedules to efficiently meet annual processing requirements.

Initial Capital Costs

The total initial capital expenditure estimate of $56.8 million for construction of the 2.8 Mtpa Poplar Grove Mine includes all major capital items including site development, electrical substation and infrastructure, coal access mine development, surface facilities, equipment leasing, coal preparation plant, materials handling and the Green River barge load-out facility.

We believe the Poplar Grove Mine is located in one of the best-serviced and infrastructure advantaged coal regions in the United States. We expect that construction services, construction personnel, contractors and parts will be supplied by firms who are already operating in the region. The cost of sustaining capital expenditures for the Poplar Grove Mine, mine site infrastructure, CHPP, cost of the incline to the WK No. 11 seam and additional air shafts has been estimated at $1.99 per ton. Our estimates of capital costs for the Poplar Grove and Cypress Mines are based in part on the capital costs of similar mines in the region operating in similar conditions, utilizing identical mining or processing techniques and equipment.

Operating Costs

The average (steady state) annual operating cost for the Poplar Grove Mine free-on-board barge, is estimated to be approximately $28.28 per saleable ton. Operating costs are projected for each year of the mine plan, considering projected annual ROM tonnage, clean tonnage and feet of advance. Operating cost projections are based on current pricing provided by reputable vendors and contractors and our estimates of staffing, wage and salary levels, employee benefits, operating and maintenance and supply costs per ton produced (for the mine) or processed (for the plant and dock). Other costs include outside services, sales and administrative costs, royalties, black lung federal excise tax, OSM reclamation fees and property tax and insurance.

Refuse Disposal

In the plant, fine refuse will be separated from process water using plate and frame presses, a technology utilized in the Illinois Basin by other operating companies. Once separated, the dewatered fine refuse will be combined with coarse refuse and will exit the plant on a refuse collecting conveyor belt. The combined refuse will be placed in permitted refuse-disposal facilities; the location of the refuse disposal area will be immediately adjacent to the CHPP. Process water, once separated from the fine refuse will be recycled and reused in the CHPP. We expect the Poplar Grove Mine to generate approximately 21.2 million tons of refuse, or approximately 16.9 million cubic yards, over the life of the mine. The designed refuse storage area at the Poplar Grove Mine has a capacity of 26.7 million cubic yards.

Electricity and Water

The Poplar Grove Mine development plan calls for the construction of approximately 4.3 miles of high-voltage transmission line from the existing Kenergy 69 kV line to serve the mine and plant. In addition, a main surface substation to supply the mine, plant, and surface facilities, along with internal distribution lines, will be needed.

The Poplar Grove Mine development plan calls for fresh water for the mine and plant to be pumped from groundwater wells to a freshwater supply pond adjacent to the surface facilities. In addition to the water needed to run the mine and plant on a daily basis, fresh water will also be stored in a tank for firefighting. Potable water for the bath house and offices will come from a public water supply, located adjacent to the property.

Barge Load-out Facility

The Company holds permits required to construct the barge load-out facility located approximately seven miles northwest of the Poplar Grove Mine’s plant site. Coal trucked from the Poplar Grove CHPP will be dumped into a stockpile and reclaimed into a chain feeder by a bulldozer. From the feeder, conveyor belts will transport the coal approximately 550 ft. into a 1,500 ton capacity barge. In order to accommodate changes in river level, the loading conveyor will be supported by a work barge and allowed to rise and fall as the river level changes.

Barge Waterways

The primary market access point for the Poplar Grove Mine’s saleable product is via barge on the Green River. The Green River is part of the Mississippi River System, a 12,350-mile (19,871 km) network of navigable waterways serving much of the Eastern and Midwestern United States.

Cypress Mine

Location

Located immediately north of the Poplar Grove Mine, the Cypress Mine is contained within McLean and Hopkins Counties, Kentucky, the Poplar Grove Mine lies between the towns of Hanson and Slaughters in the west and Calhoun and Sacramento in the east. The navigable Green River flows through the north-eastern corner of the Cypress Mine and the Pond River flows north through the center of the Property to its confluence with the Green River near the northern property boundary. The Pond River also forms the common border between McLean and Hopkins Counties. The property is located near a CSX Corporation rail line that parallels the Pennyrile Parkway, recently upgraded and renamed Interstate 69, along the western end of the project area.

Geological Setting

Subject to market conditions and securing required financing, the Cypress Mine will be mining the WK No. 9 coal seam approximately 650 feet below the surface at the proposed mine portal site. The coal seam is flat lying with a modest dip of 2 to 3 degrees generally to the northwest and toward the centre of the bowl-shaped Illinois Basin. Thickness of the WK No. 9 coal seam averages approximately 3.8 feet (46 inches), a suitable seam thickness for high-productivity underground mining with approximately 0.7 feet (8 inches) of out-of-seam mining needed to achieve an average mining height of 4.5 feet, or 54 inches, required for equipment clearance. Seam and mining heights are similar to a number of underground mines in the region.

Coal Quality

Coal seam quality data, available from exploration drill holes, has been utilized to determine the Poplar Grove Mine resource coal quality. Results are typical of the coal quality generally found in the west Kentucky portion of the Illinois Basin. A summary of the WK No. 9 drill hole quality data for the Cypress Mine is provided.

Cypress Mine - Coal Quality Specifications

Raw Proximate Analysis (As Received)					Washed Core Quality (Equilibrium Moisture +4%)
EQ Moisture	Ash	Volatile Matter	Fixed Carbon	Chlorine	HGI	Calorific Value (Btu/lb)	Ash	Yield @ 1.60 Float
6.7%	11.9%	36.9%	44.6%	0.18%	60	11,819	8.4%	93.1%

Coal Processing

The project will include a modern, fully-integrated, coal preparation plant in order to provide a consistent product, which meets the specifications of the Company’s customers. At full production, the coal preparation plant is expected to be capable of processing 5.1 million tons of ROM coal annually, which equates to approximately 3.8 million marketable tons per year. Average product yield is estimated at 77.0%, which includes direct shipment/preparation plant bypass of approximately 14% of the ROM production.

Mine Production

The mine plan includes a total production of 86.3 million ROM tons and 66.2 million saleable tons over an 18-year period including a two-year ramp-up period. At planned productivity, each super-section will produce approximately 2,300 to 2,400 tons of ROM coal per shift. ROM production for the project will total approximately 5.1 million tons per year at full production.

Initial Capital Costs

Total initial capital is estimated at $101.2 million which includes the cost of surface property, surface and underground mine development and infrastructure estimated at $61 million and the cost of a 700 ton per hour wash plant, barge load-out and surface facilities of $44 million. The total initial capital cost with an added 10% contingency reserve is $115 million. Sustaining capital for the mine, mine site infrastructure and CHPP have been estimated at $1.28 per ton.

Operating Costs

The average (steady state) annual operating cost for the Cypress Mine free-on-board barge, is estimated to be approximately $27.37 per saleable ton. Operating costs are projected for each year of the mine plan, considering projected annual ROM tonnage, clean tonnage and feet of advance. Operating cost projections are based on current pricing provided by reputable vendors and contractors and our estimates of staffing, wage and salary levels, employee benefits, operating and maintenance and supply costs per ton produced (for the mine) or processed (for the plant and dock). Other costs include outside services, sales and administrative costs, royalties, black lung federal excise tax, OSM reclamation fees and property tax and insurance.

Materials Handling and Barge Load-out Facility

Clean coal originating from the stockpiles located at the preparation plant will be reclaimed using a system of underground feeders. At the dock site, the conveyor will dump coal into a 500-ton capacity bin, which allows the loading of barges without re-handling coal. The bin will be equipped with two feeders allowing trucks to be loaded or coal to be transferred to the barge loader.

Mining Permits and Approvals

We believe that we have the permits necessary to construct the Poplar Grove and Cypress Mines. Construction of the Poplar Grove and Cypress Mines requires multiple permits for coal preparation and mine access-related facilities, spoil storage and for haul roads, transportation, loading and other incidental permits necessary for mining to occur. A listing of all current and pending permits is provided in the table below. In each case, the permit was issued in the name of our wholly-owned subsidiary, Hartshorne Mining LLC.

Once we have completed construction, we will need to obtain and maintain additional permits to operate our mines.

Issued Permits:

Agency	Permit Type	Permit Description	Permit Number	Facility
KY DNR	SMCRA	Surface Area	875-8002	Poplar Grove Mine
KY DNR	SMCRA	Underground Mine	875-5010	Poplar Grove Mine
KY DNR	KPDES	Mine & Prep Plant	KYGW40071	Poplar Grove Mine
KY DNR	SMCRA	Dock Facility	875-6001	Buck Creek Dock
KY DNR	SMCRA	Underground Mine	875-5009	Cypress Mine
U.S. ACOE	US ACOE 404	Underground Mine	LRL-2011-707-b- MOD	Cypress Mine & Buck Creek Dock
KY DNR	KPDES	Underground Mine	KYGW40003	Cypress Mine & Buck Creek Dock

Pending Permits:

Agency	Permit Type	Permit Description	Permit Number	Facility
KY DNR	SMCRA (revision)	Surface Area	875-8002	Poplar Grove Mine
KY DNR	KPDES (revision)	Mine & Prep Plan	KYGW40071	Poplar Grove Mine

Permitting Process and Risks

Applications for permits require extensive engineering and data analysis and presentation and must address a variety of environmental, health and safety matters associated with a proposed mining operation. Meeting all requirements imposed by applicable regulatory authorities may be costly and time consuming, and may delay or prevent commencement or continuation of mining operations. The permitting process for certain mining operations can extend over several years and can be subject to administrative and judicial challenge. Some required mining permits are becoming increasingly difficult to obtain in a timely manner, or at all. We cannot assure you that we will not experience difficulty or delays in obtaining mining permits in the future or that a current permit will not be revoked.

We are required to post bonds to secure performance under our permits. Under some circumstances, substantial fines and penalties, including revocation of mining permits, may be imposed under the laws and regulations described above. Monetary sanctions and, in severe circumstances, criminal sanctions may be imposed for failure to comply with these laws and regulations. Regulations also provide that a mining permit can be refused or revoked if the permit applicant or permittee owns or controls, directly or indirectly through other entities, mining operations that have outstanding environmental violations.

Markets and Transportation

We believe the location of the Poplar Grove and Cypress Mines provides us significant logistical advantages and access to secure infrastructure that will help us reach future customers. We have initially identified two key potential markets:

•	Initial Target Market – Ohio River Market. The Buck Creek Complex has low cost barge access to the Green and Ohio rivers, providing a transportation cost advantage over other Illinois Basin and U.S. coal producers. Our initial target market is 17 of the large base-load coal fired power plants located on the Ohio River. These plants consume approximately 50 million tons of coal per year, primarily from the Illinois Basin, and have all installed environmental controls.
•	Secondary Target Market – South East Market. We also have identified a secondary target market, the southeast U.S. market, which has traditionally been supplied by the Central Appalachian region. The increase in scrubber installations in the United States has provided an opportunity for low cost Illinois Basin coal to increasingly penetrate a large proportion of the eastern U.S. power market.

Set forth below is a chart estimating Illinois Basin nominal contract prices per ton of 11,500 btu coal:

Marketing, Sales and Contracts

We have signed a coal supply agreement with Louisville Gas and Electric, or LG&E, and KU Energy LLC, to deliver coal from the Poplar Grove Mine. Set forth below is a summary of the key terms of that sales agreement (US$ in millions per ton):

Contracted Production	Fixed Contract Price (FOB Barge; 11,200 btu/lb)
0 – 750,000 tons	$40.50
750,001 – 1,750,000	$41.50
1,750,001 – 2,750,000	$43.00
2,750,001 – 3,750,000	$44.25
3,750,001 – 4,750,000	$45.75
Total Sales Contract Value	$205 million

The agreement calls for fixed sales prices based on a F.O.B. basis delivered at the Green River barge load-out facility on the Green River and, under its terms, we are obligated to deliver a total of 4.75 million tons of 11,200 btu/lb product over a 5-year period, commencing around the end of the 2018 calendar year. The fixed coal sales prices for our 11,200 btu/lb coal specification begins at $40.50 per ton for the first 750,000 tons of coal delivered to the counterparties, escalating to $45.75 per ton for the final 1,000,000 tons sold.

The counterparties are subsidiaries of the PPL Corporation that are regulated utilities serving approximately 1.2 million customers. The counterparties own three power plants within our initial target Ohio River Market – in Trimble County, Ghent and Mill Creek.

Additionally, in October 2018 we signed an additional coal sales agreement with Ohio Valley Electric Corporation and its subsidiary Indiana-Kentucky Electric Corporation (“OVEC-IKEC”) to deliver 650,000 tons of coal from the Poplar Grove Mine from 2019 to 2020. OVEC-IKEC’s largest shareholder is American Electric Power (“AEP”) which is one of the largest electric utilities in the United States, serving nearly 5.4 million customers in 11 states.

Coal Sales Marketing Strategy. Our initial focus was to enter into a cornerstone sales contract (or mine opening contract) with an investment grade, highly respected utility that would be considered a “bankable document” and facilitate the execution of a debt facility for the construction of the Poplar Grove Mine. In addition to our cornerstone sales contract with LG&E and KU to deliver 4.75 million tons of coal over a 5-year period, we have now signed an additional coal sales agreement with OVEC-IKEC to deliver 650,000 tons of coal from 2019 to 2020. In the future, we plan to participate in the bi-annual coal solicitation process to sell additional coal to utilities initially located in the Ohio River Market. As we expand production at Poplar Grove and Cypress Mines, we also will aggressively target coal sales to the secondary southeast U.S. market.

Competition

The coal industry is highly competitive. We compete for U.S. sales with numerous coal producers in the Illinois Basin, Appalachian region and with western coal producers. The most important factors on which we compete are delivered coal price, coal quality and characteristics, transportation costs from the mine to the customer and the reliability of supply.

Demand for steam coal and the prices that we are able to obtain for it are closely linked to coal consumption patterns of the domestic electric generation industry. These coal consumption patterns are influenced by many factors beyond our control, including the demand for electricity, which is significantly dependent upon summer and winter temperatures, and commercial and industrial outputs in the U.S., environmental and other government regulations, technological developments and the location, availability, quality and price of competing sources of power. These competing sources include natural gas, nuclear, fuel oil and increasingly, renewable sources such as solar and wind power. Demand for our low sulfur coal and the prices that we are able to obtain for it are also affected by the price and availability of high sulfur coal.

Consultants

The BFS was managed by MM&A with utilization of local industry consultants, with expertise in coal mine development in the Illinois Basin region, to analyze the various components of the BFS, including, but not limited to, the design of coal seam access and slope portal, design of the mine, design of processing facilities, and the preparation of coal marketing studies.

THERMAL COAL INDUSTRY

Coal is a fossil fuel and is the altered remains of prehistoric vegetation that originally accumulated in swamps and peat bogs. The build-up of silt and other sediments, together with movements in the earth’s crust, known as tectonic movements, buried swamps and peat bogs, often to great depths. With burial, the plant material was subjected to high temperatures and pressures. This caused physical and chemical changes in the vegetation, transforming it into peat and then into coal (Source: www.worldcoal.org; December 2017).

Coal is generally categorized into metallurgical coal (for steel making) and thermal coal (to produce electricity). Coal has historically been a relatively inexpensive fuel for power generation and remains a major fuel for global energy. The geological characteristics of coal reserves largely determine the mining method used to extract coal. There are two primary methods of mining coal: underground and surface mining. Underground mining employs one of the following two methods: longwall mining or continuous (or room and pillar) mining. The Company will be adopting the continuous mining method, whereby rooms are cut into the coal seam leaving a series of coal pillars that help support the mine roof and control airflow. Continuous mining equipment is used to cut coal from the face, and shuttle cars are generally used to transport coal to a conveyor belt for subsequent delivery to the surface. Generally, coal products are extracted and transported to preparation plants where they are washed to remove impurities, such as rock and shale. Preparation plants process coal to ensure quality specifications for end users. Additionally, some coal products are crushed and shipped directly to end users. Shipments are made via major railroads, trucks, barges and seaborne vessels or a combination thereof.

There are an estimated 1.1 trillion metric tonnes of proven coal reserves worldwide providing enough coal to last around 150 years at current rates of production. In contrast, proven oil and gas reserves are equivalent to around 50 and 52 years at current production levels (Source: www.worldcoal.org; December 2017). According to the BP Statistical Review published in June 2017, coal provided 28% of the world’s primary energy consumption.

REGULATORY MATTERS

The coal mining industry is subject to extensive regulation by federal, state and local authorities on matters such as:

•	employee health and safety;
•	mine permits and other licensing requirements;
•	air quality standards;
•	water quality standards;
•	storage of petroleum products and substances that are regarded as hazardous under applicable laws or that, if spilled, could reach waterways or wetlands;
•	plant and wildlife protection;
•	reclamation and restoration of mining properties after mining is completed;
•	discharge of materials;
•	storage and handling of explosives;
•	wetlands protection;
•	surface subsidence from underground mining; and
•	the effects, if any, that mining has on groundwater quality and availability.

In addition, the utility industry is subject to extensive regulation regarding the environmental impact of its power generation activities, which has adversely affected demand for coal. It is possible that new legislation or regulations may be adopted, or that existing laws or regulations may be differently interpreted or more stringently enforced, any of which could have a significant impact on our mining operations or our customers’ ability to use coal.

We are committed to conducting mining operations in compliance with applicable federal, state and local laws and regulations. However, because of the extensive and detailed nature of these regulatory requirements, particularly the regulatory system of the MSHA where citations can be issued without regard to fault and many of the standards include subjective elements, it is not reasonable to expect any coal mining company to be free of citations. When we receive a citation, we attempt to remediate any identified condition immediately. While we have not quantified all of the costs of compliance with applicable federal and state laws and associated regulations, those costs have been and are expected to continue to be significant. Compliance with these laws and regulations has substantially increased the cost of coal mining for domestic coal producers.

Capital expenditures for environmental matters have not been material in recent years. We have accrued for the present value of the estimated cost of asset retirement obligations and mine closings, including the cost of treating mine water discharge, when necessary. The accruals for asset retirement obligations and mine closing costs are based upon permit requirements and the costs and timing of asset retirement obligations and mine closing procedures. Although management believes it has made adequate provisions for all expected reclamation and other costs associated with mine closures, future operating results would be adversely affected if these accruals were insufficient.

Mine Health and Safety Laws

Stringent safety and health standards have been imposed by federal legislation since the Federal Coal Mine Health and Safety Act of 1969, or CMHSA, was adopted. The Federal Mine Safety and Health Act of 1977, or FMSHA, and regulations adopted pursuant thereto, significantly expanded the enforcement of health and safety standards of the CMHSA, and imposed extensive and detailed safety and health standards on numerous aspects of mining operations, including training of mine personnel, mining procedures, blasting, the equipment used in mining operations, and numerous other matters. MSHA monitors and rigorously enforces compliance with these federal laws and regulations. In addition, most of the states where we operate have state programs for mine safety and health regulation and enforcement. Federal and state safety and health regulations affecting the coal mining industry are perhaps the most comprehensive and rigorous system in the U.S. for protection of employee safety and have a significant effect on our operating costs. Although many of the requirements primarily impact underground mining, our competitors in all of the areas in which we operate are subject to the same laws and regulations.

The FMSHA has been construed as authorizing MSHA to issue citations and orders pursuant to the legal doctrine of strict liability, or liability without fault, and FMSHA requires imposition of a civil penalty for each cited violation. Negligence and gravity assessments, and other factors can result in the issuance of various types of orders, including orders requiring withdrawal from the mine or the affected area, and some orders can also result in the imposition of civil penalties. The FMSHA also contains criminal liability provisions. For example, criminal liability may be imposed upon corporate operators who knowingly and willfully authorize, order or carry out violations of the FMSHA, or its mandatory health and safety standards.

The Federal Mine Improvement and New Emergency Response Act of 2006, or MINER Act, significantly amended the FMSHA, imposing more extensive and stringent compliance standards, increasing criminal penalties and establishing a maximum civil penalty for non-compliance, and expanding the scope of federal oversight, inspection, and enforcement activities. Following the passage of the MINER Act, MSHA has issued new or more stringent rules and policies on a variety of topics, including:

•	sealing off abandoned areas of underground coal mines;
•	mine safety equipment, training and emergency reporting requirements;
•	substantially increased civil penalties for regulatory violations;
•	training and availability of mine rescue teams;
•	underground “refuge alternatives” capable of sustaining trapped miners in the event of an emergency;
•	flame-resistant conveyor belts, fire prevention and detection, and use of air from the belt entry; and
•	post-accident two-way communications and electronic tracking systems.

MSHA continues to interpret and implement various provisions of the MINER Act, along with introducing new proposed regulations and standards.

In 2014, MSHA began implementation of a finalized new regulation titled “Lowering Miner’s Exposure Respirable Coal Mine Dust, Including Continuous Personal Dust Monitors.” The final rule implements a reduction in the allowable respirable coal mine dust exposure limits, requires the use of sampling data taken from a single sample rather than an average of samples, and increases oversight by MSHA regarding coal mine dust and ventilation issues at each mine, including the approval process for ventilation plans at each mine, all of which increase mining costs. The second phase of the rule began in February 2016 and requires additional sampling for designated and other occupations using the new continuous personal dust monitor technology, which provides real time dust exposure information to the miner. Phase three of the rule began in August 2016, and resulted in lowering the current respirable dust level of 2.0 milligrams per cubic meter to 1.5 milligrams per cubic meter of air. Compliance with these rules can result in increased costs on our operations, including, but not limited to, the purchasing of new equipment and the hiring of additional personnel to assist with monitoring, reporting, and recordkeeping obligations.

Additionally, in July 2014, MSHA proposed a rule addressing the “criteria and procedures for assessment of civil penalties.” Public commenters have expressed concern that the proposed rule exceeds MSHA’s rulemaking authority and would result in substantially increased civil penalties for regulatory violations cited by MSHA. MSHA last revised the process for proposing civil penalties in 2006 and, as discussed above, civil penalties increased significantly. The notice-and-comment period for this proposed rule closed, and it is uncertain when MSHA will present a final rule addressing these civil penalties.

In January 2015, MSHA published a final rule requiring mine operators to install proximity detection systems on continuous mining machines, over a staggered time frame ranging from November 2015 through March 2018. The proximity detection systems initiate a warning or shutdown the continuous mining machine depending on the proximity of the machine to a miner. MSHA subsequently proposed a rule requiring mine operators to also install proximity detection systems on other types of underground mobile mining equipment. The comment period for this proposed rule closed on April 10, 2017.

Subsequent to passage of the MINER Act, Illinois, Kentucky, Pennsylvania and West Virginia have enacted legislation addressing issues such as mine safety and accident reporting, increased civil and criminal penalties, and increased inspections and oversight. Additionally, state administrative agencies can promulgate administrative rules and regulations affecting our operations. Other states may pass similar legislation or administrative regulations in the future.

Some of the costs of complying with existing regulations and implementing new safety and health regulations may be passed on to our customers. Although we have not quantified the full impact, implementing and complying with these new state and federal safety laws and regulations have had, and are expected to continue to have, an adverse impact on our results of operations and financial position.

Black Lung Benefits Act

The Black Lung Benefits Act of 1977 and the Black Lung Benefits Reform Act of 1977, as amended in 1981, or BLBA, requires businesses that conduct current mining operations to make payments of black lung benefits to current and former coal miners with black lung disease and to some survivors of a miner who dies from this disease. The BLBA levies a tax on production of $1.10 per ton for underground-mined coal and $0.55 per ton for surface-mined coal, but not to exceed 4.4% of the applicable sales price, in order to compensate miners who are totally disabled due to black lung disease and some survivors of miners who died from this disease, and who were last employed as miners prior to 1970 or subsequently where no responsible coal mine operator has been identified for claims. In addition, the BLBA provides that some claims for which coal operators had previously been responsible are or will become obligations of the government trust funded by the tax. The Revenue Act of 1987 extended the termination date of this tax from January 1, 1996, to the earlier of January 1, 2014, or the date on which the government trust becomes solvent. For miners last employed as miners after 1969 and who are determined to have contracted black lung, we intend to self-insure the potential cost of compensating such miners using our actuary estimates of the cost of present and future claims. We may also be liable under state statutes for black lung claims. Congress and state legislatures regularly consider various items of black lung legislation, which, if enacted, could adversely affect our business, results of operations and financial position.

The revised BLBA regulations took effect in January 2001, relaxing the stringent award criteria established under previous regulations and thus potentially allowing new federal claims to be awarded and allowing previously denied claimants to re-file under the revised criteria. These regulations may also increase black lung related medical costs by broadening the scope of conditions for which medical costs are reimbursable and increase legal costs by shifting more of the burden of proof to the employer.

The Patient Protection and Affordable Care Act, enacted in 2010, includes significant changes to the federal black lung program retroactive to 2005, including an automatic survivor benefit paid upon the death of a miner with an awarded black lung claim and establishes a rebuttable presumption with regard to pneumoconiosis among miners with 15 or more years of coal mine employment that are totally disabled by a respiratory condition. These changes could have a material impact on our costs expended in association with the federal black lung program.

Workers’ Compensation

We provide income replacement and medical treatment for work-related traumatic injury claims as required by applicable state laws. Workers’ compensation laws also compensate survivors of workers who suffer employment related deaths. Several states in which we operate consider changes in workers’ compensation laws from time to time. We generally intend to self-insure this potential expense using our actuary estimates of the cost of present and future claims. For more information concerning our requirement to maintain bonds to secure our workers’ compensation obligations, see the discussion of surety bonds below under “Bonding Requirements.”

Coal Industry Retiree Health Benefits Act

The Federal Coal Industry Retiree Health Benefits Act, or CIRHBA, was enacted to fund health benefits for some United Mine Workers of America retirees. CIRHBA merged previously established union benefit plans into a single fund into which “signatory operators” and “related persons” are obligated to pay annual premiums for beneficiaries. CIRHBA also created a second benefit fund for miners who retired between July 21, 1992 and September 30, 1994, and whose former employers are no longer in business. Because of our union-free status, we are not required to make payments to retired miners under CIRHBA.

Surface Mining Control and Reclamation Act

The Federal Surface Mining Control and Reclamation Act of 1977, or SMCRA, and similar state statutes establish operational, reclamation and closure standards for all aspects of surface mining as well as many aspects of deep mining. Although we have minimal surface mining activity and no mountaintop removal mining activity, SMCRA nevertheless requires that comprehensive environmental protection and reclamation standards be met during the course of and upon completion of our mining activities.

SMCRA and similar state statutes require, among other things, that mined property be restored in accordance with specified standards and approved reclamation plans. SMCRA requires us to restore the surface to approximate the original contours as contemporaneously as practicable with the completion of surface mining operations. Federal law and some states impose on mine operators the responsibility for replacing certain water supplies damaged by mining operations and repairing or compensating for damage to certain structures occurring on the surface as a result of mine subsidence, a consequence of longwall mining and possibly other mining operations. We believe we are in compliance in all material respects with applicable regulations relating to reclamation.

In addition, the Abandoned Mine Lands Program, which is part of SMCRA, imposes a tax on all current mining operations, the proceeds of which are used to restore mines closed before 1977. The tax for surface-mined and underground-mined coal is $0.28 per ton and $0.12 per ton, respectively. We will provide for the estimated costs of reclamation and mine closing, including the cost of treating mine water discharge when there is a present obligation to do so, which we expect will occur as mine development occurs. In addition, states from time to time have increased and may continue to increase their fees and taxes to fund reclamation or orphaned mine sites and acid mine drainage control on a statewide basis.

Under SMCRA, responsibility for unabated violations, unpaid civil penalties and unpaid reclamation fees of independent contract mine operators and other third parties can be imputed to other companies that are deemed, according to the regulations, to have owned or controlled the third-party violator. Sanctions against the owner or controller are quite severe and can include being blocked from receiving new permits and having any permits revoked that were issued after the time of the violations or after the time civil penalties or reclamation fees became due. We are not aware of any currently pending or asserted claims against us relating to the ownership or control theories discussed above. However, we cannot assure you that such claims will not be asserted in the future.

The OSM in November 2009 published an Advance Notice of Proposed Rulemaking, announcing its intent to revise the Stream Buffer Zone, or SBZ, rule published in December 2008. The SBZ rule prohibits mining disturbances within 100 feet of streams if there would be a negative effect on water quality. Environmental groups brought lawsuits challenging the rule, and in a March 2010 settlement, the OSM agreed to rewrite the SBZ rule. In January 2013, the environmental groups reopened the litigation against OSM for failure to abide by the terms of the settlement. Oral arguments were heard on January 31, 2014. OSM published a notice in December 2014 to vacate the 2008 SBZ rule to comply with an order issued by the U.S. District Court for the District of Columbia and reimplemented the 1983 SBZ rule.

OSM issued its final Stream Protection Rule, or SPR, in December 2016 to replace the vacated SBZ rule. The rule would have generally prohibited the approval of permits issued pursuant to SMCRA where the proposed operations would result in “material damage to the hydrologic balance outside the permit area.” Pursuant to the rule, permittees would have also been required to restore any perennial or intermittent streams that a permittee mined through. Finally, the rule would have also imposed additional baseline data collection, surface/groundwater monitoring, and bonding and financial assurance requirements. However, in February 2017, both the U.S. House of Representatives and the Senate passed resolutions disapproving the SPR under the Congressional Review Act, or CRA. President Trump signed the resolution on February 16, 2017 and, pursuant to the CRA, the SPR “shall have no force or effect” and OSM cannot promulgate a substantially similar rule absent future legislation. Whether Congress will enact future legislation to require a new SPR rule remains uncertain.

Following the spill of coal combustion residues, or CCRs, in the Tennessee Valley Authority impoundment in Kingston, Tennessee, in December 2009, the EPA issued proposed rules on CCRs in 2010. This final rule was published in December 2014. The EPA’s final rule does not address the placement of CCRs in minefills or non-minefill uses of CCRs at coal mine sites. OSM has announced their intention to release a proposed rule to regulate placement and use of CCRs at coal mine sites, but, to date, no further action has been taken. These actions by OSM, could potentially result in additional delays and costs associated with obtaining permits, prohibitions or restrictions relating to mining activities, and additional enforcement actions.

Bonding Requirements

Federal and state laws require bonds to secure our obligations to reclaim lands used for mining, to pay federal and state workers’ compensation, to pay certain black lung claims, and to satisfy other miscellaneous obligations. These bonds are typically renewable on a yearly basis. It has become increasingly difficult for us and for our competitors to secure new surety bonds without posting collateral. In addition, surety bond costs have increased while the market terms of surety bonds have generally become less favorable to us. It is possible that surety bond issuers may refuse to renew bonds or may demand additional collateral upon those renewals. Our failure to maintain, or inability to acquire, surety bonds that are required by state and federal laws would have a material adverse effect on our ability to produce coal, which could affect our profitability and cash flow.

Air Emissions

The CAA and similar state and local laws and regulations regulate emissions into the air and affect coal mining operations. The CAA directly impacts our coal mining and processing operations by imposing permitting requirements and, in some cases, requirements to install certain emissions control equipment, achieve certain emissions standards, or implement certain work practices on sources that emit various air pollutants. The CAA also indirectly affects coal mining operations by extensively regulating the air emissions of coal-fired electric power generating plants and other coal-burning facilities. There have been a series of federal rulemakings focused on emissions from coal-fired electric generating facilities. Installation of additional emissions control technology and any additional measures required under applicable state and federal laws and regulations related to air emissions will make it more costly to operate coal-fired power plants and possibly other facilities that consume coal and, depending on the requirements of individual state implementation plans, or SIPs, could make coal a less attractive fuel alternative in the planning and building of power plants in the future. A significant reduction in coal’s share of power generating capacity could have a material adverse effect on our business, financial condition and results of operations. Since 2010, utilities have completed or formally announced the retirement or conversion of over 500 coal-fired electric generating units through 2030.

In addition to the GHG issues discussed below, the air emissions programs that may affect our operations, directly or indirectly, include, but are not limited to, the following:

•	The EPA’s Acid Rain Program, provided in Title IV of the CAA, regulates emissions of sulfur dioxide from electric generating facilities. Sulfur dioxide is a by-product of coal combustion. Affected facilities purchase or are otherwise allocated sulfur dioxide emissions allowances, which must be surrendered annually in an amount equal to a facility’s sulfur dioxide emissions in that year. Affected facilities may sell or trade excess allowances to other facilities that require additional allowances to offset their sulfur dioxide emissions. In addition to purchasing or trading for additional sulfur dioxide allowances, affected power facilities can satisfy the requirements of the EPA’s Acid Rain Program by switching to lower-sulfur fuels, installing pollution control devices such as flue gas desulfurization systems, or “scrubbers,” or by reducing electricity generating levels. These requirements would not be supplanted by a replacement rule for the Clean Air Interstate Rule, or CAIR, discussed below.
•	The CAIR calls for power plants in 28 states and Washington, D.C. to reduce emission levels of sulfur dioxide and nitrogen oxide pursuant to a cap-and-trade program similar to the system in effect for acid rain. In June 2011, the EPA finalized the Cross-State Air Pollution Rule, or CSAPR, a replacement rule for CAIR, which would have required 28 states in the Midwest and eastern seaboard to reduce power plant emissions that cross state lines and contribute to ozone and/or fine particle pollution in other states. Under CSAPR, the first phase of the nitrogen oxide and sulfur dioxide emissions reductions would have commenced in 2012 with further reductions effective in 2014. However, in August 2012, the D.C. Circuit Court of Appeals vacated CSAPR, finding the EPA exceeded its statutory authority under the CAA and striking down the EPA’s decision to require federal implementation plans, or FIPs, rather than SIPs, to implement mandated reductions. In its ruling, the D.C. Circuit Court of Appeals ordered the EPA to continue administering CAIR but proceed expeditiously to promulgate a replacement rule for CAIR. The U.S. Supreme Court granted the EPA’s certiorari petition appealing the D.C. Circuit Court of Appeals’ decision and heard oral arguments in December 2013. In April 2014, the U.S. Supreme Court reversed and remanded the D.C. Circuit Court of Appeals’ decision, concluding that the EPA’s approach is lawful. CSAPR has been reinstated and the EPA began implementation of Phase 1 requirements in January 2015. In September 2016, EPA finalized the CSAPR Update to respond to the remand by the D.C. Circuit Court of Appeals. Implementation of Phase 2 began in 2017. Further litigation is expected against the CSAPR Update in the D.C. Circuit Court of Appeals. The impacts of CSAPR Update are unknown at the present time due to the implementation of MATS, discussed below, and the significant number of coal retirements that have resulted and that potentially will result from MATS.
•	In February 2012, the EPA adopted the MATS, which regulates the emission of mercury and other metals, fine particulates, and acid gases such as hydrogen chloride from coal and oil-fired power plants. In March

2013, the EPA finalized a reconsideration of the MATS rule as it pertains to new power plants, principally adjusting emissions limits to levels attainable by existing control technologies. Appeals were filed and oral arguments were heard by the D.C. Circuit Court of Appeals in December 2013. In April 2014, the D.C. Circuit Court of Appeals upheld MATS. In June 2015, the U.S. Supreme Court remanded the final rule back to the D.C. Circuit holding that the agency must consider cost before deciding whether regulation is necessary and appropriate. In December 2015, the EPA issued, for comment, the proposed supplemental finding. In April 2016, the EPA issued a final supplemental finding upholding the rule and concluding that a cost analysis supports the MATS rule. Many electric generators have already announced retirements due to the MATS rule. In April 2017, the D.C. Circuit Court of Appeals for the District of Columbia granted a request by the EPA to delay oral arguments in the pending appeal over the MATS rule. EPA requested that the court delay oral arguments to provide the new presidential administration with additional time to evaluate supplemental agency findings on the costs associated with the MATS rule. Although various issues surrounding the MATS rule remain subject to litigation in the D.C. Circuit, the MATS will force generators to make capital investments to retrofit power plants and could lead to additional premature retirements of older coal-fired generating units. The announced and possible additional retirements are likely to reduce the demand for coal. Apart from MATS, several states have enacted or proposed regulations requiring reductions in mercury emissions from coal-fired power plants, and federal legislation to reduce mercury emissions from power plants has been proposed. Regulation of mercury emissions by the EPA, states, or Congress may decrease the future demand for coal. We continue to evaluate the possible scenarios associated with CSAPR Update and MATS and the effects they may have on our business and our results of operations, financial condition or cash flows.

•	In January 2013, the EPA issued final Maximum Achievable Control Technology, or MACT, standards for several classes of boilers and process heaters, including large coal-fired boilers and process heaters, or Boiler MACT, which require owners of industrial, commercial, and institutional boilers to comply with standards for air pollutants, including mercury and other metals, fine particulates, and acid gases such as hydrogen chloride. Businesses and environmental groups have filed legal challenges to Boiler MACT in the D.C. Circuit Court of Appeals and petitioned the EPA to reconsider the rule. In December 2014, the EPA announced reconsideration of the standard and will accept public comment on five issues for its standards on area sources, will review three issues related to its major-source boiler standards, and four issues relating to commercial and solid waste incinerator units. Before reconsideration, the EPA estimated the rule will affect 1,700 existing major source facilities with an estimated 14,316 boilers and process heaters. While some owners would make capital expenditures to retrofit boilers and process heaters, a number of boilers and process heaters could be prematurely retired. Retirements are likely to reduce the demand for coal. In August 2016, the D.C. Circuit Court of Appeals vacated a portion of the rule while remanding portions back to the EPA. In December 2016, the D.C. Circuit Court of Appeals agreed to the EPA request to remand the rule back to the EPA without vacatur. The impact of the regulations will depend on the EPA’s reconsideration and the outcome of subsequent legal challenges.
•	The EPA is required by the CAA to periodically re-evaluate the available health effects information to determine whether the national ambient air quality standards, or NAAQS, should be revised. Pursuant to this process, the EPA has adopted more stringent NAAQS for fine particulate matter, ozone, nitrogen oxide and sulfur dioxide. As a result, some states will be required to amend their existing SIPs to attain and maintain compliance with the new air quality standards and other states will be required to develop new SIPs for areas that were previously in “attainment” but do not attain the new standards. In addition, under the revised ozone NAAQS, significant additional emissions control expenditures may be required at coal-fired power plants. Initial non-attainment determinations related to the revised sulfur dioxide standard became effective in October 2013. In addition, in January 2013, the EPA updated the NAAQS for fine particulate matter emitted by a wide variety of sources including power plants, industrial facilities, and gasoline and diesel engines, tightening the annual PM 2.5 standard to 12 micrograms per cubic meter. The revised standard became effective in March 2013. In November 2013, the EPA proposed a rule to clarify PM 2.5 implementation requirements to the states for current 1997 and 2006 non-attainment areas. In July 2016, EPA issued a final rule for states to use in creating their plans to address particulate matter. In October 2015, the EPA published a final rule that reduced the ozone NAAQS from 75 to 70 parts per billion. Murray Energy filed a challenge to the final rule in the D.C. Circuit. Since that time, other industry and state petitioners have filed challenges as have several environmental groups. Attainment dates for the new standards range between 2013 and 2030, depending on the severity of the non-attainment. In July 2009, the D.C. Circuit Court of Appeals vacated part of a rule implementing the ozone NAAQS and remanded certain other aspects of the rule to the EPA for further consideration. In June 2013, the EPA proposed a rule for implementing the 2008 ozone NAAQS. Under a consent decree published in the Federal Register in January 2017, EPA agreed to review the NAAQS for sulfur oxide with a final decision due by 2019. New standards may impose additional emissions control requirements on new and expanded coal-fired power plants and industrial boilers. Because coal mining operations and coal-fired electric generating facilities emit particulate matter and sulfur dioxide, our mining operations and our customers could be affected when the new standards are implemented by the applicable states, and developments might indirectly reduce the demand for coal.

•	The EPA’s regional haze program is designed to protect and improve visibility at and around national parks, national wilderness areas and international parks. Under the program, states are required to develop SIPs to improve visibility. Typically, these plans call for reductions in sulfur dioxide and nitrogen oxide emissions from coal-fueled electric plants. In recent cases, the EPA has decided to negate the SIPs and impose stringent requirements through FIPs. The regional haze program, including particularly the EPA’s FIPs, and any future regulations may restrict the construction of new coal-fired power plants whose operation may impair visibility at and around federally protected areas and may require some existing coal-fired power plants to install additional control measures designed to limit haze-causing emissions. These requirements could limit the demand for coal in some locations.
•	The EPA’s new source review, or NSR, program under the CAA in certain circumstances requires existing coal-fired power plants, when modifications to those plants significantly increase emissions, to install more stringent air emissions control equipment. The Department of Justice, on behalf of the EPA, has filed lawsuits against a number of coal-fired electric generating facilities alleging violations of the NSR program. The EPA has alleged that certain modifications have been made to these facilities without first obtaining certain permits issued under the program. Several of these lawsuits have settled, but others remain pending. Depending on the ultimate resolution of these cases, demand for coal could be affected.

Carbon Dioxide Emissions

Combustion of fossil fuels, such as the coal we produce, results in the emission of carbon dioxide, which is considered a GHG. Combustion of fuel for mining equipment used in coal production also emits GHGs. Future regulation of GHG emissions in the United States could occur pursuant to future U.S. treaty commitments, new domestic legislation or regulation by the EPA. Former President Obama expressed support for a mandatory cap and trade program to restrict or regulate emissions of GHGs and Congress has considered various proposals to reduce GHG emissions, and it is possible federal legislation could be adopted in the future. Internationally, the Kyoto Protocol set binding emission targets for developed countries that ratified it (the United States did not ratify, and Canada officially withdrew from its Kyoto commitment in 2012) to reduce their global GHG emissions. The Kyoto Protocol was nominally extended past its expiration date of December 2012, with a requirement for a new legal construct to be put into place by 2015. The United Nations Framework Convention on Climate Change met in Paris, France in December 2015 and agreed to an international climate agreement, which we refer to as the Paris Agreement. Although this agreement does not create any binding obligations for nations to limit their GHG emissions, it does include pledges to voluntarily limit or reduce future emissions. These commitments could further reduce demand and prices for our coal. However, in June 2017, President Trump announced that the United States plans to withdraw from the Paris Agreement and to seek negotiations either to reenter the Paris Agreement on different terms or establish a new framework agreement. The Paris Agreement provides for a four-year exit process beginning in November 2016, which would result in an effective exit date of November 2020. The United States’ adherence to the exit process and/or the terms on which the United States may reenter the Paris Agreement or a separately negotiated agreement cannot be predicted at this time. Future participation in the Paris Agreement by the United States remains uncertain. However, many states, regions and governmental bodies have adopted GHG initiatives and have or are considering the imposition of fees or taxes based on the emission of GHGs by certain facilities, including coal-fired electric generating facilities. Depending on the particular regulatory program that may be enacted, at either the federal or state level, the demand for coal could be negatively impacted, which would have an adverse effect on our operations.

Even in the absence of new federal legislation, the EPA has begun to regulate GHG emissions under the CAA based on the U.S. Supreme Court’s 2007 decision in Massachusetts v. Environmental Protection Agency that the EPA has authority to regulate GHG emissions. In 2009, the EPA issued a final rule, known as the “Endangerment Finding”, declaring that GHG emissions, including carbon dioxide and methane, endanger public health and welfare and that six GHGs, including carbon dioxide and methane, emitted by motor vehicles endanger both the public health and welfare.

In May 2010, the EPA issued its final “tailoring rule” for GHG emissions, a policy aimed at shielding small emission sources from CAA permitting requirements. The EPA’s rule phases in various GHG-related permitting requirements beginning in January 2011. Beginning July 1, 2011, the EPA requires facilities that must already obtain NSR permits (new or modified stationary sources) for other pollutants to include GHGs in their permits for new construction projects that emit at least 100,000 tons per year of GHGs and existing facilities that increase their emissions by at least 75,000 tons per year. These permits require that the permittee adopt the Best Available Control Technology, or BACT. In June 2014, the U.S. Supreme Court invalidated the EPA’s position that power plants and other sources can be subject to permitting requirements based on their GHG emissions alone. For carbon dioxide BACT to apply, CAA permitting must be triggered by another regulated pollutant (e.g., sulfur dioxide, or SO2).

As a result of revisions to its preconstruction permitting rules that became fully effective in 2011, the EPA is now requiring new sources, including coal-fired power plants, to undergo control technology reviews for GHGs (predominantly carbon dioxide) as a condition of permit issuance. These reviews may impose limits on GHG emissions, or otherwise be used to compel consideration of alternative fuels and generation systems, as well as increase litigation risk for—and so discourage development of—coal-fired power plants. The EPA has also issued final rules requiring the monitoring and reporting of greenhouse gas emissions from certain sources.

In March 2012, the EPA proposed New Source Performance Standards, or NSPS, for carbon dioxide emissions from new fossil fuel-fired power plants. The proposal requires new coal units to meet a carbon dioxide emissions standard of 1,000 lbs. CO2/MWh, which is equivalent to the carbon dioxide emitted by a natural gas combined cycle unit. In January 2014, the EPA formally published its re-proposed NSPS for carbon dioxide emissions from new power plants. The re-proposed rule requires an emissions standard of 1,100 lbs. CO2/MWh for new coal-fired power plants. To meet such a standard, new coal plants would be required to install CCS technology. In August 2015, the EPA released final rules requiring newly constructed coal-fired steam electric generating units to emit no more than 1,400 lbs CO2/MWh (gross) and be constructed with CCS to capture 16% of CO2 produced by an electric generating unit burning bituminous coal. At the same time, the EPA finalized GHG emissions regulations for modified and existing power plants. The rule for modified sources required reducing GHG emissions from any modified or reconstructed source and could limit the ability of generators to upgrade coal-fired power plants thereby reducing the demand for coal. The rule for existing sources proposes to establish different target emission rates (lbs per megawatt hour) for each state and has an overall goal to achieve a 32% reduction of carbon dioxide emissions from 2005 levels by 2030. The compliance period begins in 2022 and in 2030 CO2 emissions goals must be met. In October 2017, the EPA proposed to repeal the new NSPS. A public hearing on the repeal was held in November 2017.

In June 2014, the EPA proposed CO2 emission “guidelines” for modified and existing fossil fuel-fired power plants under Section 111(d) of the CAA. The EPA finalized the CPP in August 2015, which established carbon pollution standards for power plants, called CO2 emission performance rates. The EPA expects each state to develop implementation plans for power plants in its state to meet the individual state targets established in the CPP. The EPA has given states the option to develop compliance plans for annual rate-based reductions (pounds per megawatt hour) or mass-based tonnage limits for CO2. The state plans were due in September 2016, subject to potential extensions of up to two years for final plan submission. The compliance period begins in 2022, and emission reductions will be phased in up to 2030. The EPA also proposed a federal compliance plan to implement the CPP in the event that an approvable state plan is not submitted to the EPA. Although each state can determine its own method of compliance, the requirements rely on decreased use of coal and increased use of natural gas and renewables for electricity generation, as well as reductions in the amount of electricity used by consumers. Judicial challenges have been filed and oral arguments were heard by the D.C. Circuit Court of Appeals in September 2016, but a final decision has not yet been issued. On February 9, 2016, the U.S. Supreme Court issued a stay, halting implementation of the regulations. On March 28, 2017, President Trump signed an Executive Order directing the EPA to review the regulations, and on April 4, 2017, the EPA announced that it was reviewing the 2015 carbon dioxide regulations. On April 28, 2017, the U.S. Court of Appeals for the District of Columbia stayed the litigation pending the current administration’s review. That stay was extended for another 60 days on August 8, 2017. On October 10, 2017, the EPA initiated the formal rulemaking process to repeal the regulations. The EPA’s proposal will be subject to public comment and likely legal challenge, and as such we cannot predict at this time what impact the rulemaking will have on the demand for coal.

Collectively, these requirements have led to premature retirements and could lead to additional premature retirements of coal-fired generating units and reduce the demand for coal. Congress has rejected legislation to restrict carbon dioxide emissions from existing power plants and it is unclear whether the EPA has the legal authority to regulate carbon dioxide emissions from existing and modified power plants as proposed in the NSPS and CPP. Substantial limitations on GHG emissions could adversely affect demand for the coal we produce.

There have been numerous protests of and challenges to the permitting of new coal-fired power plants by environmental organizations and state regulators for concerns related to GHG emissions. For instance, various state regulatory authorities have rejected the construction of new coal-fueled power plants based on the uncertainty surrounding the potential costs associated with GHG emissions from these plants under future laws limiting the emissions of carbon dioxide. In addition, several permits issued to new coal-fueled power plants without limits on GHG emissions have been appealed to the EPA’s Environmental Appeals Board. In addition, over thirty states have currently adopted “renewable energy standards” or “renewable portfolio standards,” which encourage or require electric utilities to obtain a certain percentage of their electric generation portfolio from renewable resources by a certain date. These standards range generally from 10% to 30%, over time periods that generally extend from the present until between 2020 and 2030. Other states may adopt similar requirements, and federal legislation is a possibility in this area. To the extent these requirements affect our current and prospective customers, they may reduce the demand for coal-fired power, and may affect long-term demand for our coal. Finally, a federal appeals court allowed a lawsuit pursuing federal common law claims to proceed against certain utilities on the basis that they may have created a public nuisance due to their emissions of carbon dioxide, while a second federal appeals court dismissed a similar case on procedural grounds. The U.S. Supreme Court overturned that decision in June 2011, holding that federal common law provides no basis for public nuisance claims against utilities due to their carbon dioxide emissions. The U.S. Supreme Court did not, however, decide whether similar claims can be brought under state common law. As a result, despite this favorable ruling, tort-type liabilities remain a concern. In 2017, for example, New York City as well as multiple California counties and localities filed suits against oil, natural gas, and coal companies, seeking recompense, under common law, for damages allegedly caused by these companies’ roles in intensifying climate change. These actions are currently pending.

In addition, environmental advocacy groups have filed a variety of judicial challenges claiming that the environmental analyses conducted by federal agencies before granting permits and other approvals necessary for certain coal activities do not satisfy the requirements of the National Environmental Policy Act, or NEPA. These groups assert that the environmental analyses in question do not adequately consider the climate change impacts of these particular projects. In December 2014, the Council on Environmental Quality released updated draft guidance discussing how federal agencies should consider the effects of GHG emissions and climate change in their NEPA evaluations. The guidance encourages agencies to provide more detailed discussion of the direct, indirect, and cumulative impacts of a proposed action’s reasonably foreseeable emissions and effects. This guidance could create additional delays and costs in the NEPA review process or in our operations, or even an inability to obtain necessary federal approvals for our future operations, including due to the increased risk of legal challenges from environmental groups seeking additional analysis of climate impacts.

Many states and regions have adopted GHG initiatives and certain governmental bodies have or are considering the imposition of fees or taxes based on the emission of GHG by certain facilities, including coal-fired electric generating facilities. For example, in 2005, ten north-eastern states entered into the Regional Greenhouse Gas Initiative agreement, or RGGI, calling for implementation of a cap and trade program aimed at reducing carbon dioxide emissions from power plants in the participating states. The members of RGGI have established in statutes and/or regulations a carbon dioxide trading program. Auctions for carbon dioxide allowances under the program began in September 2008. Though New Jersey withdrew from RGGI in 2011, since its inception, several additional north-eastern states and Canadian provinces have joined as participants or observers.

Following the RGGI model, five Western states launched the Western Regional Climate Action Initiative to identify, evaluate, and implement collective and cooperative methods of reducing GHG in the region to 15% below 2005 levels by 2020. These states were joined by two additional states and four Canadian provinces and became collectively known as the Western Climate Initiative Partners. However, in November 2011, six states withdrew, leaving California and the four Canadian provinces as members. At a January 2012 stakeholder meeting, this group confirmed a commitment and timetable to create the largest carbon market in North America and provide a model to guide future efforts to establish national approaches in both Canada and the United States to reduce GHG emissions. It is likely that these regional efforts will continue.

It is possible that future international, federal and state initiatives to control GHG emissions could result in increased costs associated with coal production and consumption, such as costs to install additional controls to reduce carbon dioxide emissions or costs to purchase emissions reduction credits to comply with future emissions trading programs. Such increased costs for coal consumption could result in some customers switching to alternative sources of fuel, or otherwise adversely affect our operations and demand for our products, which could have a material adverse effect on our business, financial condition and results of operations.

Water Discharge

The Clean Water Act, or CWA, and similar state and local laws and regulations affect coal mining operations by imposing restrictions on effluent discharge into waters and the discharge of dredged or fill material into the waters of the U.S. Regular monitoring, as well as compliance with reporting requirements and performance standards, is a precondition for the issuance and renewal of permits governing the discharge of pollutants into water. Section 404 of the CWA imposes permitting and mitigation requirements associated with the dredging and filling of wetlands and streams. The CWA and equivalent state legislation, where such equivalent state legislation exists, affect coal mining operations that impact wetlands and streams. Although permitting requirements have been tightened in recent years, we believe we have obtained all necessary permits required under CWA Section 404 as it has traditionally been interpreted by the responsible agencies. However, mitigation requirements under existing and possible future “fill” permits may vary considerably. For that reason, the setting of post-mine asset retirement obligation accruals for such mitigation projects is difficult to ascertain with certainty and may increase in the future. Although more stringent permitting requirements may be imposed in the future, we are not able to accurately predict the impact, if any, of such permitting requirements.

The U.S. Army Corps of Engineers, or Corps of Engineers, maintains two permitting programs under CWA Section 404 for the discharge of dredged or fill material – one for “individual” permits and a more streamlined program for “general” permits. In June 2010, the Corps of Engineers suspended the use of “general” permits under Nationwide Permit 21, or NWP 21, in the Appalachian states. In February 2012, the Corps of Engineers reissued the final 2012 NWP 21. The Center for Biological Diversity later filed a notice of intent to sue the Corps of Engineers based on allegations the 2012 NWP 21 program violated the Endangered Species Act, or ESA. The Corps of Engineers and National Marine Fisheries Service, or NMFS, have completed their programmatic ESA Section 7 consultation process on the Corps of Engineers’ 2012 NWP 21 package, and NMFS has issued a revised biological opinion finding that the NWP 21 program does not jeopardize the continued existence of threatened and endangered species and will not result in the destruction or adverse modification of designated critical habitat. However, the opinion contains 12 additional protective measures the Corps of Engineers will implement in certain districts to “enhance the protection of listed species and critical habitat.” While these measures will not affect previously verified permit activities where construction has not yet been completed, several Corps of Engineers districts with mining operations will be impacted by the additional protective measures going forward. These measures include additional reporting and notification requirements, potential imposition of new regional conditions and additional actions concerning cumulative effects analyses and mitigation. Our coal mining operations typically require Section 404 permits to authorize activities such as the creation of slurry ponds and stream impoundments. The CWA authorizes the EPA to review Section 404 permits issued by the Corps of Engineers, and in 2009, the EPA began reviewing Section 404 permits issued by the Corps of Engineers for coal mining in Appalachia. Currently, significant uncertainty exists regarding the obtaining of permits under the CWA for coal mining operations in Appalachia due to various initiatives launched by the EPA regarding these permits.

For instance, even though the State of West Virginia has been delegated the authority to issue permits for coal mines in that state, the EPA is taking a more active role in its review of National Pollutant Discharge Elimination System, or NPDES, permit applications for coal mining operations in Appalachia. The EPA has stated that it plans to review all applications for NPDES permits. Indeed, final guidance issued by the EPA in July 2011, encouraged the EPA regions 3, 4 and 5 to object to the issuance of state program NPDES permits where the region does not believe that the proposed permit satisfies the requirements of the CWA, and with regard to state issued general Section 404 permits, support the previously drafted Enhanced Coordination Procedures, or ECP. In October 2011, the U.S. District Court for the District of Columbia rejected the ECP on several different legal grounds and later, this same court enjoined the EPA from any further usage of its final guidance. The U.S. Supreme Court denied a request to review this decision. Any future application of procedures similar to ECP, such as may be enacted following notice and comment rulemaking, would have the potential to delay issuance of permits for surface coal mines, or to change the conditions or restrictions imposed in those permits.

The EPA also has statutory “veto” power over a Section 404 permit if the EPA determines, after notice and an opportunity for a public hearing, that the permit will have an “unacceptable adverse effect.” In January 2011, the EPA exercised its veto power to withdraw or restrict the use of a previously issued permit for Spruce No. 1 Surface Mine in West Virginia, which is one of the largest surface mining operations ever authorized in Appalachia. This action was the first time that such power was exercised with regard to a previously permitted coal mining project. A challenge to the EPA’s exercise of this authority was made in the U.S. District Court for the District of Columbia and in March 2012, that court ruled that the EPA lacked the statutory authority to invalidate an already issued Section 404 permit retroactively. In April 2013, the D.C. Circuit Court of Appeals reversed this decision and authorized the EPA to retroactively veto portions of a Section 404 permit. The U.S. Supreme Court denied a request to review this decision. Any future use of the EPA’s Section 404 “veto” power could create uncertainly with regard to our continued use of current permits, as well as impose additional time and cost burdens on future operations, potentially adversely affecting our coal revenues. In addition, the EPA initiated a preemptive veto prior to the filing of any actual permit application for a copper and gold mine based on fictitious mine scenario. The implications of this decision could allow the EPA to bypass the state permitting process and engage in watershed and land use planning.

Total Maximum Daily Load, or TMDL, regulations under the CWA establish a process to calculate the maximum amount of a pollutant that an impaired water body can receive and still meet state water quality standards, and to allocate pollutant loads among the point and non-point pollutant sources discharging into that water body. Likewise, when water quality in a receiving stream is better than required, states are required to conduct an antidegradation review before approving discharge permits. The adoption of new TMDL-related allocations or any changes to antidegradation policies for streams near our coal mines could require more costly water treatment and could adversely affect our coal production.

In June 2015, the EPA issued a new rule providing a definition of “waters of the United States”, or WOTUS, under the CAA. This rule is broadly written and expands the EPA and Corps of Engineers jurisdiction. WOTUS creates new federal authority over lands, ditches, and potentially on-site mining waters. Of critical concern to our industry is the possibility that many water features commonly found on mine sites which are currently not considered jurisdictional could nevertheless fall within the definition of WOTUS under the proposed rule. Ditches, closed loop systems, on-site ponds, impoundments, and other water management features are integral to mining operations, and are used to manage on-site waters in an environmentally sound and frequently statutorily mandated manner. The rule could lead to substantially increased permitting requirements with more costs, delays, and increased risk of litigation. Industry groups have challenged the final rule. Multiple suits were filed across the country by states, industry, and outside parties. The Coal Industry is currently active in suits in the Texas District Court and Sixth Circuit Court of Appeals, though the coalition has moved to intervene in several suits (to both defend certain provisions in the rule important to industry and contest overly-broad provisions). The Sixth Circuit ordered a nationwide stay of the rule that will remain in effect at least until it issues its jurisdictional determination (expected in the near future). In January 2018, the U.S. Supreme Court ruled that the WOTUS rule must first be reviewed in federal district courts, remanding the case at issue to the district level and putting the status of the Sixth Circuit’s stay into question. In addition, in June 2017, the EPA and the U.S. Army Corps proposed a rule that would initiate the first step in a two-step process intended to review and revise the definition of WOTUS. Under the proposal, the first step would be to rescind the May 2015 final rule and put back into effect the narrower language defining WOTUS under the Clean Water Act that existed prior to the rule. The second step would be a notice-and-comment rule-making in which the agencies will conduct a substantive reevaluation of the definition of WOTUS.

Hazardous Substances and Wastes

The Federal Comprehensive Environmental Response, Compensation and Liability Act, or CERCLA, otherwise known as the “Superfund” law, and analogous state laws, impose liability, without regard to fault or the legality of the original conduct on certain classes of persons that are considered to have contributed to the release of a “hazardous substance” into the environment. These persons include the present and former owners or operators of the site where the release occurred and companies that disposed or arranged for the disposal of the hazardous substances found at the site. Persons who are or were responsible for the release of hazardous substances may be subject to joint and several liability under CERCLA for the costs of cleaning up releases of hazardous substances and natural resource damages. Some products used in coal mining operations generate waste containing hazardous substances. We are currently unaware of any material liability associated with the release or disposal of hazardous substances from our past or present mine sites.

The Federal Resource Conservation and Recovery Act, or RCRA, and corresponding state laws regulating hazardous waste affect coal mining operations by imposing requirements for the generation, transportation, treatment, storage, disposal, and clean-up of hazardous wastes. Many mining wastes are excluded from the regulatory definition of hazardous wastes, and coal mining operations covered by SMCRA permits are by statute exempted from RCRA permitting. RCRA also allows the EPA to require corrective action at sites where there is a release of hazardous substances. In addition, each state has its own laws regarding the proper management and disposal of waste material. While these laws impose ongoing compliance obligations, we believe such costs will not have a material impact on our operations.

In June 2010, the EPA released a proposed rule to regulate the disposal of certain coal combustion by-products, or CCB. The proposed rule set forth two very different options for regulating CCB under RCRA. The first option called for regulation of CCB as a hazardous waste under Subtitle C, which creates a comprehensive program of federally enforceable requirements for waste management and disposal. The second option utilized Subtitle D, which would give the EPA authority to set performance standards for waste management facilities and would be enforced primarily through citizen suits. The proposal leaves intact the Bevill exemption for beneficial uses of CCB. In April 2012, several environmental organizations filed suit against the EPA to compel the EPA to take action on the proposed rule. Several companies and industry groups intervened. A consent decree was entered on January 29, 2014.

The EPA finalized the CCB rule on December 19, 2014, setting nationwide solid nonhazardous waste standards for CCB disposal. On April 17, 2015, the EPA finalized regulations under the solid waste provisions of RCRA and not the hazardous waste provisions which became effective on October 19, 2015. EPA affirms in the preamble to the final rule that “this rule does not apply to CCR placed in active or abandoned underground or surface mines.” Instead, the U.S. Department of Interior and EPA will address the management of CCR in mine fills in a separate regulatory action. While classification of CCB as a hazardous waste would have led to more stringent restrictions and higher costs, this regulation may still increase our customers’ operating costs and potentially reduce their ability to purchase coal.

On November 3, 2015, EPA published the final rule Effluent Limitations Guidelines and Standards, revising the regulations for the Steam Electric Power Generating category which became effective on January 4, 2016. The rule sets the first federal limits on the levels of toxic metals in wastewater that can be discharged from power plants, based on technology improvements in the steam electric power industry over the last three decades. The combined effect of these rules and the CCR regulations has forced power generating companies to close existing ash ponds and will likely force the closure of certain older existing coal burning power plants that cannot comply with the new standards. These regulations add costs to the operation of coal burning power plants on top of other regulations like the 2014 regulations issued under Section 316(b) of the CWA that affects the cooling water intake structures at power plants in order to reduce fish impingement and entrainment. Individually and collectively, these regulations could, in turn, impact the market for our products. However, on September 13, 2017, the EPA postponed the compliance dates for the best available technology economically achievable effluent limitations and pretreatment standards for two wastestreams at existing sources, bottom ash transport water and flue gas desulfurization wastewater, for a period of two years.

Endangered Species Act

The federal ESA and counterpart state legislation protect species threatened with possible extinction. The U.S. Fish and Wildlife Service works closely with the OSM and state regulatory agencies to ensure that species subject to the ESA are protected from mining-related impacts. If the service were to designate species indigenous to the areas in which we operate as threatened or endangered, we could be subject to additional regulatory and permitting requirements.

Other Environmental, Health and Safety Regulations

In addition to the laws and regulations described above, we are subject to regulations regarding underground and above ground storage tanks in which we may store petroleum or other substances. Some monitoring equipment that we use is subject to licensing under the Federal Atomic Energy Act. Water supply wells located on our properties are subject to federal, state, and local regulation. In addition, our use of explosives is subject to the Federal Safe Explosives Act. We are also required to comply with the Federal Safe Drinking Water Act, the Toxic Substance Control Act, and the Emergency Planning and Community Right-to-Know Act. The costs of compliance with these regulations should not have a material adverse effect on our business, financial condition or results of operations.

KEY FACTORS AND ASSUMPTIONS

Reserve Estimate Methodology

We are required by ASX Listing Rules to report ore reserves and mineral resources in Australia in compliance with the Australasian Joint Ore Reserves Committee Code for Reporting of Mineral Resources and Ore Reserves 2012 Edition, or JORC Code. Under the SEC’s Industry Guide 7, classifications other than proven and probable reserves are not recognized and, as a result, the SEC generally does not permit mining companies like us to disclose measures of mineral resources, such as measured, indicated or inferred resources, in SEC filings.

Reserves estimates for the Polar Grove and Cypress Mines as of March 2017 were prepared by MM&A.

A BFS was managed by MM&A, with utilization of local industry consultants who have expertise in coal mine development in the Illinois Basin region. MM&A, previously owned by Cardno Limited, has managed all of the Company’s technical studies and has over 40 years of expertise in mine engineering, mine reserve evaluation, feasibility studies, and due diligence services for mining and resource projects, particularly in the U.S. coal industry.

The BFS has been prepared in accordance with the JORC Code and NI 43-101. MM&A have provided reserve coal tonnage estimates that are compliant with the SEC’s Industry Guide 7 and accordingly, the reserves disclosed in this annual report on Form 20-F are compliant with the JORC Code and Industry Guide 7. However, we note for you that we have made assumptions about the likely existence of mineralized material when designing our mine plan.

The BFS for the Poplar Grove and Cypress Mines was prepared to serve as a decision-making tool for the investment community and to support the estimate of coal reserves for the property. As part of the BFS, a project schedule and estimated capital and operating costs (+/-10 percent accuracy) have been developed. A detailed financial and discounted cash flow analysis has also been prepared.

Capital expenditures for the life of the mine have been calculated by using detailed estimates and quotes provided by contractors and vendors. In addition to the initial project capital, sustaining capital expenditures and extraordinary capital expenditures have been calculated through the end-of-mine life.

Operating costs are projected for each year of the mine plan, considering projected annual ROM tonnage, clean tonnage and feet of advance. Operating cost projections are based on MM&A and our estimates of staffing, wage and salary levels, employee benefits, operating and maintenance and supply costs per ton produced (for the mine) or processed (for the plant and dock). Other costs include outside services, sales and administrative costs, royalties, black lung federal excise tax, OSM reclamation fees and property tax and insurance. The average (steady state) annual operating cost is projected to be approximately $27.37 to $28.28 per saleable ton.

Sales revenue is based on our coal supply agreement with LG&E and KU for committed coal production through 2022. Sales prices for uncommitted tons are based on escalated (real) pricing based on the 2022 pricing in the LG&E and KU sales agreement.

The results of the discounted cash flow financial model prepared as part of the BFS are suitable for financing of future mining operations contemplated for the property and for conversion of coal resources to coal reserves. Cash flows were simulated on an annual basis based on projected production from the life-of-mine plan. The BFS economic analysis exhibits positive results for the Buck Creek Complex and prove that the WK No. 9 and WK No. 11 coal reserves are economically mineable under reasonable expectations of market prices, estimated operating costs and capital expenditures. In addition, the sensitivities to annual production, sales price, operating costs and capital costs prepared as part of the BFS show that the net present value remained positive for the Buck Creek Complex under all of the assumptions tested.

Our independent reserve engineers follow SEC rules and definitions in preparing their reserve estimates. “Reserves” are defined by the SEC’s Industry Guide 7 as that part of a mineral deposit, which could be economically and legally extracted or produced at the time of the reserve determination. “Recoverable” reserves mean coal that is economically recoverable using existing equipment and methods under federal and state laws currently in effect. “Proven” (measured) reserves are defined in Guide 7 as reserves for which (a) quantity is computed from dimensions revealed in outcrops, trenches, workings or drill holes; grade and/or quality are computed from the results of detailed sampling and (b) the sites for inspection, sampling and measurement are spaced so closely and the geologic character is so well defined that size, shape, depth and mineral content of reserves are well-established. “Probable” (indicated) reserves are defined in Guide 7 as reserves for which quantity and grade and/or quality are computed from information similar to that used for proven (measured) reserves, but the sites for inspection, sampling and measurement are farther apart or are otherwise less adequately spaced. The degree of assurance, although lower than that for proven (measured) reserves, is high enough to assume continuity between points of observation.

Standards set forth by the United States Geological Service were used to place areas of the mine reserves into the proven (measured) and probable (indicated) categories. Under these standards, coal within 1,320 feet of a data point is considered to be proven, and coal that is between 1,320 feet and 3,960 feet from a data point is placed in the probable category. All reserves are stated as a final salable product. For the exploration process, core samples are boxed and delivered to an independent lab for analysis.

Inaccuracies in our estimates of our coal reserves could result in decreased profitability from lower than expected revenues or higher than expected costs.

Our future performance depends on, among other things, the accuracy of our estimates of our proven and probable coal reserves. We base our estimates of reserves on engineering, economic and geological data assembled, analyzed and reviewed by management. We will update our estimates of the quantity and quality of proven and probable coal reserves annually to reflect the production of coal from the reserves, updated geological models and mining recovery data, the tonnage contained in new lease areas acquired and estimated costs of production and sales prices. There are numerous factors and assumptions inherent in estimating the quantities and qualities of, and costs to mine, coal reserves, including many factors beyond our control, including the following:

•	quality of the coal;
•	geological and mining conditions, which may not be fully identified by available exploration data and/or may differ from our experiences in areas where we currently mine;
•	the percentage of coal ultimately recoverable;
•	the assumed effects of regulation, including the issuance of required permits, taxes, including severance and excise taxes and royalties, and other payments to governmental agencies;
•	assumptions concerning the timing for the development of the reserves; and
•	assumptions concerning equipment and productivity, future coal prices, operating costs, including for critical supplies such as fuel, tires and explosives, capital expenditures and development and reclamation costs.

As a result, estimates of the quantities and qualities of economically recoverable coal attributable to any particular group of properties, classifications of reserves based on risk of recovery, estimated cost of production, and estimates of future net cash flows expected from these properties as prepared by different engineers, or by the same engineers at different times, may vary materially due to changes in the above factors and assumptions.

Reserve Factors and Assumptions

In developing our mining, production and business plans as well as our cost models, we considered numerous factors and made numerous assumptions. These factors and assumptions may differ, materially and adversely, from our expectations and estimates. See “Risk Factors—Feasibility study results are based on assumptions that are subject to uncertainty and the estimates may not reflect actual capital and operating costs or revenues from any potential future production.” Set forth below are key factors and assumptions we made in preparing in the BFS.

Core Holes and Data Points—All of our operating assumptions rely on coal thickness and data derived from numerous sources. These sources include core-hole data resulting from drilling targeted strata and coal seams. Core drilling produces a core sample product that is measured by a lab for quality analysis. While drilling, we typically also conduct an electronic log analysis. This is created by placing specialized equipment that can specifically measure the thickness of carbon in the drill hole from which the core has already been removed. This technique tends to be more accurate than simply measuring the core, because sometimes one incurs core loss when retrieving the core material. In essence, coal thickness is typically measured and recorded on maps when mining is occurring and coal is removed. If these measurements, which can be derived from a surface mine or deep mine, are close to a new reserve area, then the measurements are included in the database. We have utilized all of the identified available data to create our mine plans and quality projections. This data also allows us to understand the composition of strata overlying and below the coal seams, as well as the distance between coal seams.

Geologic & Quality Maps—We use the accumulated geologic data to create digital maps that allow us to predict mining conditions and quality, utilizing trending techniques in the form of isopach maps. We will create isopach maps for information such as coal thickness, sulfur, ash, and volatile matter, among other things.

Mine Plans—Maps driven by geology and quality trending are the base maps from which mine plans are developed. In the case of the deep mines, projections are made based on a combination of coal thickness, conditions that impact mining and coal quality. We control approximately 41,000 gross acres (~17,000 hectares) of coal leases that comprise the Buck Creek Mining Complex. Kentucky state law allows the owner or controller of a partial interest tract to develop the tract in a manner consistent with full control of the property. Therefore, we expect, but cannot assure you, that any partial interest tracts that are less than 100% leased can be developed. Of the total marketable production profile of 133.9 million tons at the Poplar Grove Mine and Cypress Mines, approximately 103.8 million tons of the mine plan can be mined on mineral property currently controlled by us. Additional mineral leases must be acquired in order to execute the life of mine plan to achieve the projected financial performance of the Poplar Grove Mine and Cypress Mines.

Reserves—The Buck Creek Mining Complex has Proven ROM Recoverable Coal Reserves of 43.5 million tons and Probable ROM Recoverable Coal Reserves of 92.2 million tons.

Feet Per Shift—For an underground room-and-pillar mine, feet per shift is the key operating variable, when combined with geologic data. When this measured variable is multiplied by the actual or projected clean tons per foot, this provides a calculation of clean tons. This is the measurement of the advancement that the underground mining equipment can make during one unit shift.

Shifts Per Day—Shifts per day is the number of operating shifts that employees work during a 24 hour period. We will typically work two production shifts per day to fully utilize the deployed capital. Multiplying the shift per day times the clean tons per shift result in the clean tons per day.

Tons Per Employee Hour—All coal mining operators are required to submit employee hours worked and the number of clean tons produced to the Mine Safety and Health Administration, or MSHA. The greater the tons per employee hour, the lower the mining costs should be. We will utilize this statistic to benchmark and continuously analyze our underground mining operations.

Coal Recovery—Generally, the mining seam contains coal and non-coal materials. The larger the amount of carbon/coal versus other material in the production stream, the better. Each of our mine plans contains predictions of coal recovery.

Preparation Plant Recovery—Generally, a coal preparation plant is designed to separate coal from non-coal material. The greater the recovery of the input stream, the lower the processing costs will be. We believe that the technology utilized in the plant will be state-of-the-art, and a competitive advantage.

Refuse—One of the key components of coal mining is the ability to dispose of waste products.

Coal prices—Our BFS reflects the LG&E and KU contract tonnage and prices for the Poplar Grove and Cypress Mines’ blended product (11,200 Btu/lb) for 2018 through 2022 and then escalated (real) pricing (based on the 2022 pricing in the LG&E and KU sales agreement). The LG&E and KU contracted fixed coal sales prices for our 11,200 btu/lb coal specification begins at US$40.50 per ton for the first 750,000 tons of coal delivered to LG&E and KU, escalating to US$45.75 per ton for the final 1,000,000 tons sold.

As required by Australian securities laws and the ASX Listing Rules, we hereby notify Australian investors that set forth below is a summary of some of the key assumptions underpinning our mining, production and business plans as well as our cost models for the Poplar Grove and Cypress Mines:

Key Assumptions	Poplar Grove Mine	Cypress Mine
Maximum Accuracy Variation	+/- 10%	+/- 10%
Minimum LOM	25 years	18 years
Mining Method	Underground / room-and- pillar	Underground / room-and- pillar
Average Mining Height	4.5 feet	4.5 feet
Total Work Days per Year	250	250
Productivity Rate (feet advance per unit shift at steady state production)	560 feet	560 feet

Key Assumptions	Poplar Grove Mine	Cypress Mine
Average Annual Operating Costs	$28.28 per ton	$27.37 per ton
Annual ROM Coal Production (tons)	3.6 Mtpa	5.1 Mtpa
Total ROM Coal Produced LOM (tons)	89.0 Mt	86.3 Mt
Capacity CHPP	400 raw tons per hour	700 raw tons per hour
Yield CHPP	76.1%	76.7%
Processing Method	Dense Media 2-stage	Dense Media 2-stage
Annual Clean Coal Production (tons)	2.8 Mtpa	3.8 Mtpa
Total Initial Capital Costs	US$56.8 million	US$101.2 million
Mine Royalty (4% of Gross Sales Value less taxes and fees)	4.0%	4.1%
Leased Equipment - Operating Lease	Included in Average Direct Mining Costs	Included in Average Direct Mining Costs
Kentucky State Severance Taxes	4.5%	4.5%
Coal Specification	11,200 Btu/lb	11,200 Btu/lb
Corporate Tax Rate	16%	16%
Discount Rate (8%, Real)	8%	8%
C.	Organizational Structure

Organizational Structure

The following reflects our organizational structure. All our subsidiaries are wholly-owned.

Paringa Resources Limited
(Australia)
Hartshorne Coal Mining Pty Ltd
(Australia)
HCM Resources Pty Ltd
(Australia)
Hartshorne Holdings, LLC
(United States)
Hartshorne Mining Group, LLC
(United States)
Hartshorne Mining, LLC
(United States)
Hartshorne Land, LLC
(United States)
HCM Operations, LLC
(United States)

D.	Property, Plant and Equipment

Assets

Our core asset is the Buck Creek Complex. See “B. Business Overview” for additional information.

Exploration Plans

See “B. Business Overview” for information about our exploration plans.

Non-Core Assets

Not applicable.

ITEM 4A.	UNRESOLVED STAFF COMMENTS

Not applicable.

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion and analysis should be read in conjunction with our financial statements and related notes included elsewhere in this annual report on Form 20-F. The following discussion contains forward-looking statements that reflect our plans, estimates and beliefs. Our actual results could differ materially from those discussed in the forward-looking statements. Factors that could cause or contribute to these differences include those discussed below and elsewhere in this annual report on Form 20-F, particularly those in the section of this annual report on Form 20-F entitled “Risk Factors.” The consolidated general purpose financial statements of the consolidated group have been prepared in accordance with IFRS as issued by the IASB.

The IASB sets out accounting policies that it has concluded would result in a financial report containing relevant and reliable information about transactions, events and conditions. Material accounting policies adopted in the preparation of this financial report are presented below and have been consistently applied unless otherwise stated.

Our financial statements for the fiscal years ended June 30, 2016, 2017 and 2018 have been prepared in accordance with IFRS.

Overview

We are a developer of long-life thermal coal mines known as the Buck Creek Complex, consisting of the Poplar Grove and Cypress Mines located in the western Kentucky section of the Illinois Basin. We believe both the Poplar Grove and Cypress Mines possess geological and logistical advantages that will lower the operating costs of our mines and make our coal product attractive to the coal fired power plants located in the Ohio River and southeast U.S. power markets.

We started construction of the Poplar Grove Mine in August 2017, and we expect to complete the construction of the mine by the end of the 2018 calendar year. The Poplar Grove Mine is expected to begin coal production by the end of the 2018 calendar year, ramp up production during the 2019 calendar year and reach near full production capacity by the end of the 2020 calendar year. Based on our current financial position, and assuming drawdown of the second and final tranche of the Project Loan Facility, we expect to have sufficient cash flow to complete the construction of the Poplar Grove Mine and to maintain adequate liquidity to satisfy working capital requirements. We intend to ship thermal coal predominately by barge from the Company’s barge load-out facility on the Green River, leading to major coal transportation routes along the Ohio and Mississippi rivers.

In June 2018, we completed a capital raising to raise a total of approximately $22.7 million (before associated costs). The capital raising comprised an accelerated non-renounceable pro rata entitlement offer on the basis of one new fully paid ordinary shares for every three fully paid ordinary shares in the Company held by eligible shareholders at an issue price of A$0.22 per new share to raise approximately $17.4 million (before associated costs) (“Entitlement Offer”) and a private placement to sophisticated and professional investors at an issue price of A$0.22 per new share to raise approximately $5.3 million (before associated costs) (“Placement”). The Entitlement Offer comprised an institutional component (“Institutional Entitlement Offer”) and an offer to eligible retail shareholders (“Retail Entitlement Offer”). The Placement and Entitlement Offer was fully underwritten by Argonaut Capital Limited.

In May 2018, we entered into a debt financing facility with Macquarie Bank Limited (“Macquarie”) to provide a two-tranche $21.7 million Project Loan Facility to develop the Poplar Grove Mine. Subsequent to the end of the fiscal 2018 year, we satisfied all drawdown conditions precedent under the Project Loan Facility Agreement, and in September 2018, we made an initial drawdown of the first $15.0 million tranche. We expect to drawdown the second and final tranche of the Project Loan Facility (being $6.7 million) during the 2019 calendar year.

The financial covenants under the Project Loan Facility comprise the following (each of which gets tested on a quarterly basis during the term of the loan unless specified otherwise): (1) on or after September 30, 2019, the debt service cover ratio is greater than 1.10:1, (2) the loan life cover ratio that is greater than 1.15:1, (3) the project life cover ratio is greater than 1.50, (4) on or after September 30, 2019, the gross debt to EBITDA ratio is less than 2.50:1, and (5) the reserve tail ratio is greater than 30%.

We have not yet decided on the timing to develop the Cypress Mine, which if undertaken would require additional funds should this development decision be made.

A.	Operating Results

Summary

The following tables set forth summary historical financial data for the periods indicated.

The summary historical consolidated financial data for the fiscal years ended June 30, 2018, 2017 and 2016, and selected consolidated statements of financial position as of June 30, 2018 and 2017, are derived from the audited consolidated financial statements included in this annual report on Form 20-F. Our financial statements have been prepared in U.S. dollars and in accordance with International Financial Reporting Standards and interpretations issued by the International Accounting Standards Board.

You should read the selected consolidated financial data in conjunction with our consolidated financial statements and related notes beginning on page F-1 of this annual report on Form 20-F, and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this annual report on Form 20-F. Our historical results do not necessarily indicate our expected results for any future periods.

Consolidated Statements of Profit or Loss data: (in thousands, except per share data)	For the year ended June 30,
	2018	2017	2016
Interest income	$341	$111	$50
Exploration and evaluation expenses	—	(1,526)	(1,327)
Corporate and administrative expenses	(1,207)	(594)	(302)
Business development expenses	(269)	(331)	(96)
Foreign stock exchange listing expenses	(767)	—	—
Employment expenses	(2,958)	(2,337)	(2,245)
Share-based payment expenses	(2,298)	(674)	(507)
Depreciation and impairment expenses	(13)	(541)	(30)
Other income and expenses	56	(63)	(24)
(Loss) before income tax	(7,115)	(5,955)	(4,481)
Income tax expense	—	—	—
Net (loss) for the year	(7,115)	(5,955)	(4,481)
Net (loss) attributable to members	(7,115)	$(5,955)	$(4,481)
Basic and diluted (loss) per share from continuing operations[1]	$(0.02)	$(0.03)	$(0.03)

Consolidated Statements of Financial Position data: (in thousands)	As of June 30,
	2018	2017
Cash and cash equivalents	$22,623	$34,802
Trade and other receivables	78	265
Total current assets	22,701	35,067
Property, plant and equipment	59,065	26,068
Exploration and evaluation assets	—	—
Other assets	6,551	4,044
Total assets	88,317	65,179
Total current liabilities	9,914	4,604
Total liabilities	11,227	4,604
Total equity	$77,090	$60,575
Consolidated Statements of Cash Flow data: (in thousands)	For the year ended June 30,
	2018	2017	2016
Net cash outflow from operating activities	$(4,132)	$(4,990)	$(3,838)
Net cash outflow from investing activities	(28,179)	(8,575)	(858)
Net cash inflow from financing activities	20,076	48,128	3,450
Net change in cash and cash equivalents	(12,235)	34,563	(1,246)
Net foreign exchange differences	56	(64)	(62)
Cash and cash equivalents at beginning of the year	34,802	303	1,611
Cash and cash equivalents at the end of the year	$22,623	$34,802	$303

Financial Overview

The following discussion relates to our consolidated results of operations, financial condition and capital resources. You should read this discussion in conjunction with our consolidated financial statements and the notes thereto contained elsewhere in this annual report on Form 20-F. Comparative results of operations for the period indicated are discussed below.

Operating results: (in thousands, except per share data)	For the year ended June 30,
	2018	2017	2016
Interest income	$341	$111	$50
Exploration and evaluation expenses	—	(1,526)	(1,327)
Corporate and administrative expenses	(1,207)	(594)	(302)
Business development expenses	(269)	(331)	(96)
Foreign stock exchange listing expenses	(767)	—	—
Employment expenses	(2,958)	(2,337)	(2,245)
Share based payment expenses	(2,298)	(674)	(507)
Depreciation and impairment expenses	(13)	(541)	(30)
Other income and expenses	56	(63)	(24)
Loss before income tax	(7,115)	(5,955)	(4,481)
Income tax expense	—	—	—
Net loss for the year	(7,115)	$(5,955)	$(4,481)

Coal sales. We presently have not commenced commercial production on any of our properties. We started construction of the Poplar Grove Mine in August 2017, and we expect to complete the construction of the mine with first coal production expected by the end of the 2018 calendar year. The Poplar Grove Mine is expected to begin coal production by the end of the 2018 calendar year, ramp up production during the 2019 calendar year and reach near full production capacity by the end of the 2020 calendar year.

Exploration and evaluation expenses. Exploration and evaluation expenses include drilling and sampling costs, technical and engineering studies, permitting costs, certain lease costs, and overhead costs associated with the exploration and evaluation of the Buck Creek Complex, such as maintaining our exploration headquarters and other fees for professional services and legal compliance. Expenditures on exploration and evaluation incurred by us are expensed as incurred up and until the completion of a bankable feasibility study (other than costs associated with acquiring the exploration properties, which are capitalized). During fiscal 2017, we made the decision to develop the Poplar Grove Mine. Accordingly, all subsequent expenditures associated with the development of the Poplar Grove Mine will be capitalized as ‘mine development properties’. If the Company chooses to develop the Cypress Mine, additional exploration and evaluation expenses could be incurred.

Corporate and administrative expenses. Corporate and administrative expenses include overhead costs, such as maintaining our corporate headquarters, public company costs, audit and other fees for professional services and legal compliance.

Business development expenses. Business development expenses are comprised of investor relations expenses, including costs for press releases, maintenance of the Company’s website and other investor marketing and information initiatives, and other fees for corporate advisory services.

Employment expenses. Employee expenses includes salaries, wages and related benefits for our personnel. Employee share-based payment remuneration, including employee options and rights, are shown separately in the statement of profit or loss (see below).

Foreign stock exchange listing expenses. In fiscal 2018, we began to plan for our listing in the United States. We expense the costs of such listing in the periods when incurred. Subsequent to the end of fiscal 2018, our ADRs were approved for listing on Nasdaq and trading has commenced in the U.S. under the ticker symbol “PNRL”.

Share-based payment expenses. We expense the value of share-based payment remuneration, including employee options and rights granted to employees and consultants, over the period during which the employees and consultants perform the related services and become entitled to the incentive securities. We measure the cost of equity-settled transactions with employees by reference to the fair value of the equity instruments at the date at which they are granted. The fair value is determined using a Black-Scholes model.

Comparison of the fiscal years 2018 and 2017

Our net loss for fiscal 2018 and 2017 was $7.1 million and $6.0 million, respectively. Significant items contributing to the loss for the 2018 period and the differences from the 2017 year include:

•	Employee benefit expenses of $3.0 million and $2.3 million in 2018 and 2017, respectively, relating to our staffing and travel requirements required to support the development of (and previously the exploration of) the Buck Creek Complex. The increased expense in fiscal 2018 resulted principally from increased hiring to support our increased construction and operational activities;
•	Share-based payment expenses of $2.3 million and $0.7 million in 2018 and 2017, respectively, relating to our policy of expensing the value of incentive securities granted to key employees and consultants over the period during which the employees and consultants become entitled to the incentive securities. The increased expense in fiscal 2018 resulted principally from increased hiring to support our increased construction and operational activities;
•	Corporate and administrative expenses of $1.2 million and $0.6 million in 2018 and 2017, respectively relating to our overhead costs, such as maintaining our Australian and U.S. offices and sites, public company costs, audit and other fees for professional services and legal compliance. The increased expense in fiscal 2018 resulted principally from increased overhead costs required to support our increased construction and operational activities;
•	Foreign stock exchange listing expenses of $0.8 million and $0.0 million in 2018 and 2017, respectively, relating to the Company’s listing in the United States. Subsequent to the end of fiscal 2018, our ADRs were approved for listing on Nasdaq and trading has commenced in the U.S. under the ticker symbol “PNRL”; and
•	Exploration and evaluation expenses of $0.0 million and $1.5 million in 2018 and 2017, respectively, relating to our policy of expensing exploration and evaluation expenditures incurred up until completion of a bankable feasibility study (other than costs associated with acquiring the exploration properties, which are capitalized). The reduced expense in fiscal 2018 resulted principally to our decision during fiscal 2017 to develop the Poplar Grove Mine, following which, all subsequent expenditures associated with the development of the Poplar Grove Mine have been capitalized as ‘mine development properties’.

Comparison of the fiscal years 2017 and 2016

Our net loss for fiscal 2017 and 2016 was $6.0 million and $4.5 million, respectively. Significant items contributing to the current year loss and the differences from the previous financial year include:

•	Exploration and evaluation expenses of $1.5 million and $1.3 million in 2017 and 2016, respectively, relating to our policy of expensing exploration and evaluation expenditures incurred up until completion of a bankable feasibility study (other than costs associated with acquiring the exploration properties, which are capitalized). The nature and level of exploration activity remained largely consistent between both financial years;
•	Employment expenses of $2.3 million and $2.2 million in 2017 and 2016, respectively, relating to our staffing and travel requirements required to support the development of (and previously the exploration of) the Buck Creek Complex. The nature and level of employee benefits remained largely consistent between both financial years;
•	Share-based payment expenses of $0.7 million and $0.5 million in 2017 and 2016, respectively, relating to our accounting policy of expensing the value of incentive securities granted to key employees and consultants over the period during which the employees and consultants become entitled to the incentive securities. The nature and level of employee benefits remained largely consistent between both financial years; and
•	Depreciation and impairment expenses of $0.5 million and $0.03 million in 2017 and 2016, respectively. The increased expense in fiscal 2017 related primarily to our decision to impair capitalized exploration and evaluation expenditures associated with its Arkoma Coal Project on the basis that these costs are unlikely to be recouped through successful development and commercial exploitation.

Factors Affecting Comparability of Future Results

In addition to the impact of the matters discussed in “Risk Factors,” our future results could differ materially from our historical results due to a variety of factors, including the following:

•	Revenue. We have not yet commenced coal mining, and related commercial production. If and when we do commence commercial production, we expect to generate revenue from such activity. No coal sales revenue is reflected in our historical financial statements given the stage of our operations during fiscal 2018, 2017 and 2016.
•	Production Costs. We have not yet commenced coal mining and related commercial production. If and when we do commence production, we will incur production costs. Production costs are costs incurred in the operation of producing and processing of saleable thermal coal, and will be primarily comprised of direct mining costs, employee benefit expenses, consumables, repairs and maintenance, power, equipment lease costs and royalty expenses. No production costs are reflected in our historical financial statements.
•	Depreciation and Amortization. Accumulated mine development costs will be depreciated on a unit-of-production basis over the economically recoverable reserves of the mine. No depreciation of mine development properties is reflected in our financial statements because we were not engaged in commercial production during the periods presented.
•	Demand and Price. The demand for, and pricing of, thermal coal is susceptible to volatility related to, among other factors, the level of global economic activity and the demand for electricity, which is significantly dependent upon summer and winter temperatures, and commercial and industrial outputs in the United States, environmental and other government regulations, technological developments and the location, availability, quality and price of competing sources of power. Because we have not generated sales revenue, these key factors will only affect us once we commence commercial production, and consequently produce and sell coal.

B.	Liquidity and Capital Resources

We have recorded losses in each reporting period since our inception in September 2012. In fiscal 2018, we incurred a loss of $7.1 million and had accumulated losses of $28.2 million as of June 30, 2018. In fiscal 2017, we incurred a loss of $6.0 million and had accumulated losses of $21.1 million as of June 30, 2017. We have not yet commenced commercial production at any of our properties and expect to continue to incur losses during the construction of the Poplar Grove Mine. We started construction of the Poplar Grove Mine in August 2017, and we expect to complete its construction with first coal production expected by the end of the 2018 calendar year. The Poplar Grove Mine is expected to begin coal production by the end of the 2018 calendar year, ramp up production during the 2019 calendar and reach near full production capacity by the end of the 2020 calendar year.

To enable us to commence development of the Poplar Grove Mine, we raised a net total of $47.7 million during fiscal 2017, in the form of equity placements to shareholders. Additionally, during fiscal 2018 we completed a capital raising to raise a total of approximately $22.7 million (before associated costs). The capital raising comprised an accelerated non-renounceable pro rata entitlement offer on the basis of one new fully paid ordinary share for every three fully paid ordinary shares in the Company held by eligible shareholders at an issue price of A$0.22 per new share to raise approximately $17.4 million (before associated costs) (“Entitlement Offer”) and a private placement to sophisticated and professional investors at an issue price of A$0.22 per new share to raise approximately $5.3 million (before associated costs) (“Placement”). The Entitlement Offer comprises of an institutional component (“Institutional Entitlement Offer”) and an offer to eligible retail shareholders (“Retail Entitlement Offer”). The Placement and Entitlement Offer was fully underwritten by Argonaut Capital Limited. The cost of the Entitlement Offer and Placement was $1.7 million.

Proceeds from the Placement and Entitlement Offer will be used to complete the construction of the Poplar Grove Mine, including an optimized coal seam access, upfront equipment lease payments, satisfy the equity condition precedent to drawdown of the Project Loan Facility, and for general working capital purposes.

In addition, we have entered into a debt financing facility with Macquarie to provide a two-tranche $21.7 million Project Loan Facility to develop the Poplar Grove Mine. Subsequent to the end of the fiscal 2018 year we satisfied all drawdown conditions precedent under the Project Loan Facility Agreement, and in September 2018, we made an initial drawdown of the first $15 million tranche. We expect to drawdown the second and final tranche of the Project Loan Facility (being $6.7 million) during the 2019 calendar year.

Based on our current financial position, and assuming drawdown of the second and final tranche of the Project Loan Facility (being $6.7 million), we expect to have sufficient cash flow to complete the construction of the Poplar Grove Mine and to maintain adequate liquidity to satisfy working capital requirements.

At June 30, 2018 and June 30, 2017, the Company had cash and cash equivalents of $22.6 million and $34.8 million, respectively. The increase in cash and cash equivalents during fiscal 2018 was primarily the result of a capital raising during fiscal 2018, consisting of the Placement and Entitlement Offer raise gross proceeds of $22.7 million.

At June 30, 2018, we had net assets of $77.1 million, an increase of 27% compared with $60.6 million at June 30, 2017. The increase in net assets was primarily the result of our capital raising to raise a net total of $21.0 million during fiscal 2018, offset by our net loss of $$7.1 million incurred during fiscal 2018. At June 30, 2017, we had net assets of $60.6 million, an increase of 272% compared with $16.3 million at June 30, 2016. The increase in net assets was primarily the result of our 2017 capital raising and capitalization of mine development properties of $10.6 million, partially offset by an increase in deferred consideration payable to the original vendors of the Buck Creek Complex coal leases.

Cash Flows

Our cash flows for the years ended June 30, 2018, 2017 and 2016 were as follows (in thousands):

Consolidated Statement of Cash Flow data: (in thousands)	For the year ended June 30,
	2018	2017	2016
Net cash outflow from operating activities	$(4,132)	$(4,990)	$(3,838)
Net cash outflow from investing activities	(28,179)	(8,575)	(858)
Net cash inflow from financing activities	20,076	48,128	3,450
Net change in cash and cash equivalents	(12,235)	34,563	(1,246)
Net foreign exchange differences	56	(64)	(62)
Cash and cash equivalents at beginning of the year	34,802	303	1,611
Cash and cash equivalents at the end of the year	$22,623	$34,802	$303

Net cash outflow from operating activities. Net cash used in operating activities for each of the above periods was primarily the result of net losses incurred in preparing the Company for operations. Net cash used in operating activities was $4.1 million, $5.0 million and $3.8 million for the years ended June 30, 2018, 2017 and 2016, respectively. The decrease in the net cash outflow from operating activities between fiscal 2018 and 2017 resulted primarily from timing differences between expenses incurred during fiscal 2018 but not paid until after the end of fiscal 2018. The increase in the net cash outflow from operating activities between fiscal 2016 and 2017 resulted primarily from an increase in payments to suppliers and employees of $1.2 million relating to increasing corporate and administrative, business development and employee benefits expenses required to support the development of the Poplar Grove Mine.

Net cash outflow from investing activities. Net cash used in investing activities was $28.2 million, $8.6 million and $0.9 million for the years ended June 30, 2018, 2017 and 2016, respectively. The decrease in the net cash outflow from investing activities between fiscal 2018 and 2017 resulted primarily from capital expenditures of $23.4 million incurred in construction of the Poplar Grove Mine which commenced during fiscal 2018 in August 2017. The increase in net cash used in investing activities during fiscal 2017 compared to fiscal June 30, 2016 was primarily attributable to capital expenditures of $4.5 million incurred following the decision to develop the Poplar Grove Mine as the Group prepared to commence construction activities, combined with deferred consideration of $3.7 million paid to the original vendors of the Buck Creek Complex coal leases.

Net cash inflow from financing activities. Net cash inflows arising from financing activities was $20.1 million, $48.1 million and $3.5 million for the years ended June 30, 2018, 2017 and 2016, respectively. The decrease in the net cash inflow from financing activities between fiscal 2018 and 2017 resulted primarily to our larger capital raisings in previous fiscal 2017 to raise gross proceeds of $51.0 million compared to our capital raisings in fiscal 2018 to raise gross proceeds of $22.8 million. The increase in net cash generated by financing activities during fiscal 2017 compared to fiscal 2016 was primarily attributable to the Company’s major capital raising during the year to fund the construction of the Poplar Grove Mine, consisting of a private placement of 102 million shares at an issue price of A$0.52 per share to institutional and sophisticated investors to raise gross proceeds of US$40 million.

Operating Capital Requirements

Our primary use of cash currently includes capital expenditures for mine development, construction of the preparation plant and load out facility for the Poplar Grove Mine and for ongoing operating expenses. We previously estimated that total initial capital expenditures of approximately $56.8 million would be required to construct the Poplar Grove Mine. As of September 30, 2018, we estimate that approximately $21.2 million remains to be spent to complete construction of the Poplar Grove Mine. The remaining spending includes expenditures for mine development, coal handling and preparation plant, materials handling, barge-load out facility, road upgrades and project management. In addition to these construction costs, we have other committed expenditures as noted in the table below.

Based on the availability of $22.6 million of cash from our financial position as of June 30, 2018 and $15.0 million of cash from drawdown of the first tranche of the Project Loan Facility on September 10, 2018 and assuming drawdown of the second and final tranche of the Project Loan Facility, being a further $6.7 million of cash, we expect to have sufficient cash flow to complete the construction of the Poplar Grove Mine. We expect to fund working capital and any new mine developments, such as the development of the Cypress Mine, if undertaken for the next 12 months using cash from operations and future debt or equity financing.

Financings

Capital Raising

In June 2018, we completed a capital raising to raise a total of approximately $22.7 million (before associated costs). The capital raising comprised an accelerated non-renounceable pro rata entitlement offer on the basis of one new fully paid ordinary share for every three fully paid ordinary shares in the Company held by eligible shareholders at an issue price of A$0.22 per new share to raise approximately 17.4 million (before associated costs) (“Entitlement Offer”) and a private placement to sophisticated and professional investors at an issue price of A$0.22 per new share to raise approximately $5.3 million (before associated costs) (“Placement”). The Entitlement Offer comprised an institutional component (“Institutional Entitlement Offer”) and an offer to eligible retail shareholders (“Retail Entitlement Offer”). The Placement and Entitlement Offer was fully underwritten by Argonaut Capital Limited. On May 21, 2018, we announced that we had completed the Placement and Institutional Entitlement Offer, to raise approximately $14.5 million (before associated costs). On June 12, 2018 we announced that we had completed the Retail Entitlement Offer, to raise a further approximately $8.2 million (before associated costs).

Proceeds from the Placement and Entitlement Offer will be used to complete the construction of the Poplar Grove Mine, including an optimised coal seam access, upfront equipment lease payments, satisfy the equity condition precedent to drawdown of the Project Loan Facility, and for general working capital purposes.

Credit Facility

We have entered into a debt financing facility with Macquarie to provide a two-tranche $21.7 million Project Loan Facility to develop the Poplar Grove Mine. Subsequent to the end of the fiscal 2018 year, we satisfied all drawdown conditions precedent under the Project Loan Facility Agreement and on September 10, 2018, the Company made an initial drawdown of the first $15 million tranche. We expect to drawdown the second and final tranche of the Project Loan Facility (being $6.7 million) during the 2019 calendar year.

The terms of the Project Loan Facility include a floating interest rate comprising the 3-month LIBOR plus a margin of 10.5% per annum during the construction phase, falling to a 9.5% margin for the remainder of the loan, as well as customary guarantees and security agreements.

The terms allow the Project Loan Facility to be repaid at the end of any quarterly interest period, throughout the term of the loan, without penalty. Macquarie will be given a first priority security interest in all assets of the Company.

Off-balance sheet arrangements

During fiscal 2016, 2017 and 2018, we did not have any off-balance sheet arrangements as defined in the Item 303(a)(4) of Regulation S-K.

C.	Research and Development, Patents and Licenses

Not Applicable.

D.	Trend Information

Not Applicable.

E.	Off-Balance Sheet Arrangements

We do not have any off-balance sheet arrangements.

F.	Tabular Disclosure of Contractual Obligations

The following table summarizes our contractual obligations as of June 30, 2018:

Commitments (in thousands)	Total	Less than 1 year	1 – 3 years	3 – 5 years	Thereafter
Operating lease commitments	501	161	340	—	—
Deferred consideration payable	—	—	—	—	—
Total	501	161	340	—	—

In regards to capital expenditures for mine development, construction of the preparation plant and load out facility for the Poplar Grove Mine, we previously estimated that total initial capital expenditures of approximately $56.8 million would be required to construct the Poplar Grove Mine. As of September 30, 2018, we estimate that approximately $21.2 million remains to be spent to complete construction of the Poplar Grove Mine. The remaining spending includes expenditures for mine development, coal handling and preparation plant, materials handling, barge-load out facility, road upgrades and project management. In addition to these construction costs, we have other committed expenditures as noted in the table above.

Critical Accounting Policies and Estimates

The preparation of our financial statements requires us to make estimates and judgments that can affect the reported amounts of assets, liabilities, revenues and expenses, as well as the disclosure of contingent assets and liabilities at the date of our financial statements. We analyze our estimates and judgments and we base our estimates and judgments on historical experience and various other assumptions that we believe to be reasonable under the circumstances. Actual results may vary from our estimates. We have outlined below policies of particular importance to the portrayal of our financial position and results of operations and that require the application of significant judgment or estimates by our management.

Under the JOBS Act, emerging growth companies can delay adopting new or revised accounting standards issued subsequent to the enactment of the JOBS Act until such time as those standards apply to private companies. We have irrevocably elected not to avail ourselves of this exemption from new or revised accounting standards and, therefore, will be subject to the same new or revised accounting standards as other public companies that are not emerging growth companies.

Exploration and mine development expenditures. Expenditure on exploration and evaluation incurred by us is expensed as incurred up and until the completion of a bankable feasibility study, other than costs associated with acquiring the exploration properties, such as consideration paid to vendors. Where a decision is made to proceed with development, accumulated capitalized exploration expenditure is tested for impairment and transferred to “mine development properties” or “advance royalties”, as appropriate, and then amortized over the life of the reserves associated with the area of interest once mining operations have commenced. After transfer of the exploration and evaluation assets, all subsequent expenditure on the construction, installation or completion of infrastructure facilities is capitalized. Mine development properties are not depreciated until construction is completed and the assets are available for their intended use. This is signified by the formal commissioning of the mine for production. Mine development expenditure is net of proceeds from the sale of ore extracted during the development phase to the extent that it is considered integral to the development of the mine. Any costs incurred in testing the assets to determine if they are functioning as intended, are capitalized, net of any proceeds received from selling any product produced while testing. Where these proceeds exceed the cost of testing, any excess is recognized in the statement of profit or loss and other comprehensive income. After production starts, all assets included in the mine development properties account are then transferred to a producing mines account.

Impairment of exploration and evaluation expenditures. Capitalized exploration costs are reviewed each reporting date to establish whether an indication of impairment exists. If any such indication exists, the recoverable amount of the capitalized exploration costs is estimated to determine the extent of the impairment loss, if any. Where an impairment loss subsequently reverses, the carrying amount of the asset is increased to the revised estimate of its recoverable amount, but only to the extent that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognized for the asset in previous years. Recoverability of the carrying amount of the exploration and evaluation assets is dependent on successful development and commercial exploitation, or alternatively, sale of the respective areas of interest.

Impairment of non-current assets. We assess at each reporting date whether there is an indication that an asset may be impaired. If any such indication exists, or when annual impairment testing for an asset is required, we make an estimate of the asset’s recoverable amount. An asset’s recoverable amount is the higher of its fair value less costs to sell and its value in use and is determined for an individual asset, unless the asset does not generate cash inflows that are largely independent of those from other assets or groups of assets and the asset’s value in use cannot be estimated to be close to its fair value. In such cases the asset is tested for impairment as part of the cash-generating unit to which it belongs. When the carrying amount of an asset or cash-generating unit exceeds its recoverable amount, the asset or cash-generating unit is considered impaired and is written down to its recoverable amount. In assessing the value in use, the determination of estimated future cash flows is most sensitive to discount rate, exchange rate, coal price and production volumes and operating costs. In June 2017, we recorded an impairment of $0.5 million related to the exploration and evaluation expenditures associated with the Arkoma Coal Project, following the decision not to progress with this project during the year. No impairment was recorded in any other financial periods.

Mine rehabilitation costs. The Group commenced construction of the Poplar Grove Mine during fiscal 2018, which has resulted in the creation of a rehabilitation obligation. The Group will assess its mine rehabilitation provision as development activities progress, and subsequently on at least an annual basis, or where evidence exists that the provision should be reviewed. Significant judgement is required in determining the provision for mine rehabilitation and closure as there are many factors that will affect the ultimate liability payable to rehabilitate the mine site, including future disturbances caused by further development, changes in technology, changes in regulations, price increases, changes in timing of cash flows which are based on life of mine plans and changes in discount rates. When these factors change or become known in the future, such differences will impact the mine rehabilitation provision in the period in which the change becomes known. Accretion of the provision will commence when development has been completed.

Share-based payments. Estimating fair value for share-based payment transactions requires determination of the most appropriate valuation model, which depends on the terms and conditions of the grant. This estimate also requires determination of the most appropriate inputs to the valuation model including the expected life of the share option, volatility, dividend yield and risk-free interest rate and making assumptions about them. We measure the cost of equity-settled transactions with employees by reference to the fair value of the equity instruments at the date at which they are granted. The fair value is determined by using the Black-Scholes model taking into account the terms and conditions upon which the instruments were granted and are disclosed in Note 19 to the audited consolidated financial statements appearing elsewhere in this annual report on Form 20-F. The accounting estimates and assumptions relating to equity-settled share-based payments would have no impact on the carrying amounts of assets and liabilities within the next annual reporting period but may adversely affect reported profit or loss and equity.

Tax losses. Deferred tax assets are recognized for unused tax losses to the extent that it is probable that taxable profit will be available against which the losses can be utilized. Significant judgement is required to determine the amount of deferred tax assets that can be recognized, based upon the likely timing and the level of future taxable profits. Given our history of recent losses, we have not recognized a deferred tax asset with regard to unused tax losses and other temporary differences, as it has not been determined whether we or our subsidiaries will generate sufficient taxable income against which the unused tax losses and other temporary differences can be utilized. Further, the availability of tax losses is subject to Australian continuity of ownership and same business tests. Should we continue to obtain funding from new shareholders we may not comply with continuity of ownership regulations for tax losses effected by this regulation.

In addition, we also refer you to our significant accounting policies set forth in Note 1 to our consolidated financial statements for the fiscal year ended June 30, 2018, included elsewhere in this annual report on Form 20-F.

G.	Safe Harbor

This annual report contains forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act and as defined in the Private Securities Litigation Reform Act of 1995.

Certain information included or incorporated by reference in this annual report on Form 20-F may be deemed to be “forward-looking statements” within the meaning of applicable securities laws. Such forward-looking statements concern our anticipated results and progress of our operations in future periods, planned exploration and, if warranted, development of our properties, plans related to our business and other matters that may occur in the future. These statements relate to analyses and other information that are based on forecasts of future results, estimates of amounts not yet determinable and assumptions of management. All statements contained herein that are not clearly historical in nature are forward-looking, and the words “anticipate”, “believe”, “expect”, “estimate”, “may”, “will”, “could”, “leading”, “intend”, “contemplate”, “shall” and similar expressions are generally intended to identify forward-looking statements. Forward-looking statements are subject to a variety of known and unknown risks, uncertainties and other factors which could cause actual events or results to differ from those expressed or implied by the forward-looking statements. Forward-looking statements in this annual report on Form 20-F include, but are not limited to, statements with respect to:

•	risks related to our limited operating history in the lithium industry;
•	risks related to our status as an exploration stage company;
•	risks related to our ability to identify lithium mineralization and achieve commercial lithium mining at the Project;
•	risks related to mining, exploration and mine construction, if warranted, on our properties;
•	risks related to our ability to achieve and maintain profitability and to develop positive cash flow from our mining activities;
•	risks related to investment risk and operational costs associated with our exploration activities;
•	risks related to our ability to access capital and the financial markets;
•	risks related to compliance with government regulations;
•	risks related to our ability to acquire necessary mining licenses, permits or access rights;
•	risks related to environmental liabilities and reclamation costs;
•	risks related to volatility in lithium prices or demand for lithium;
•	risks related to stock price and trading volume volatility;
•	risks relating to the development of an active trading market for the ADSs;
•	risks related to ADS holders not having certain shareholder rights;
•	risks related to ADS holders not receiving certain distributions; and
•	risks related to our status as a foreign private issuer and emerging growth company.

All forward-looking statements reflect our beliefs and assumptions based on information available at the time the assumption was made. These forward-looking statements are not based on historical facts but rather on management’s expectations regarding future activities, results of operations, performance, future capital and other expenditures (including the amount, nature and sources of funding thereof), competitive advantages, business prospects and opportunities. By its nature, forward-looking information involves numerous assumptions, inherent risks and uncertainties, both general and specific, known and unknown, that contribute to the possibility that the predictions, forecasts, projections or other forward-looking statements will not occur. Although we have attempted to identify important factors that could cause actual results to differ materially from those described in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those anticipated, believed, estimated or expected. We caution readers not to place undue reliance on any such forward-looking statements, which speak only as of the date made. Except as otherwise required by the securities laws of the United States and Australia, we disclaim any obligation to subsequently revise any forward-looking statements to reflect events or circumstances after the date of such statements or to reflect the occurrence of anticipated or unanticipated events. We qualify all the forward-looking statements contained in this annual report on Form 20-F by the foregoing cautionary statements.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES
A.	Directors and Senior Management

The following table lists the names of our directors and executive officers. The business address for each director and member of senior management is Level 9, 28 The Esplanade, Perth, Western Australia 6000, unless otherwise indicated.

Name	Age	Position
Ian Middlemas	58	Director and Chairman of the Board
Todd Hannigan	45	Director and Deputy Chairman of the Board and interim Chief Executive Officer
David Gay	59	Executive Director and President
Richard Kim	39	Chief Operating Officer
Adam Anderson	48	Senior Vice President, Coal Sales and Marketing
Dominic Allen	35	Vice President, Finance
Bruce Czachor	57	Vice President and General Counsel
Gregory Swan	37	Company Secretary
Jonathan Hjelte	36	Director
Richard McCormick	59	Director
Thomas Todd	44	Director

Ian Middlemas has been a Director since October 2013 and Chairman of our Board since January 2014. Mr. Middlemas’ current term as a director will end at our 2019 annual general meeting. Mr. Middlemas has been the Chairman of Cradle Resources Limited since August 2016, Apollo Minerals Limited since July 2016, Salt Lake Potash Limited since August 2014, Berkeley Energia Limited since April 2012, Prairie Mining Limited since August 2011, Equatorial Resources Limited since November 2009, Piedmont Lithium Limited since September 2009, Sovereign Metals Limited since July 2006, and Odyssey Energy Limited since September 2005. Mr. Middlemas was formerly the Chairman of Mantra Resources Limited and Papillon Resources Limited. Mr. Middlemas is a Chartered Accountant and holds a Bachelor of Commerce degree from the University of Western Australia.

Todd Hannigan has been a Director since May 2014 and Deputy Chairman of our Board since June 2017. Mr. Hannigan’s current term as a director will end at our 2020 annual general meeting. Mr. Hannigan also served as our Managing Director and Chief Executive Officer from November 2016 to June 2017. Mr. Hannigan is currently a Director of Prairie Mining Limited. Mr. Hannigan was the Chief Executive Officer of Aston Resources Limited from December 2009 to November 2011 before its merger with Whitehaven Resources Limited. Mr. Hannigan has also held positions with Xstrata Coal, Hanson PLC, BHP Billiton and MIM. Mr. Hannigan is currently also a Director of Prairie Mining Limited. Mr. Hannigan holds a Bachelor of Engineering (Mining) with Honors from the University of Queensland and a Masters in Business Administration from the INSEAD Business School. Mr. Hannigan also holds a Queensland first class mine manager’s certificate.

David Gay has been a Director and our President since June 2015. Mr. Gay’s current term as a director will end at our 2020 annual general meeting. Mr. Gay has also been President of the Company’s subsidiary, Hartshorne Mining Group LLC, since March 2013. Mr. Gay also served as Chief Executive Officer of the Company from January 2014 to November 2016, as Managing Director of the Company from June 2015 to November 2016, and as Chief Executive Officer of the Company’s subsidiary, Hartshorne Mining Group LLC, from March 2013 to October 2017. Before joining Paringa, Mr. Gay was the Vice President of Mergers and Acquisitions and Business Development at Alpha Natural Resources from January 2004 to May 2012. Mr. Gay was also the President of several independent coal producers from August 1998 to December 2003 and held various positions, including Business Unit President, at The Pittston Mineral Group from 1977 to 1998. Mr. Gay holds a Masters of Business Administration from Marshall University, a Bachelor of Science in Engineering from the University of Kentucky and is a Registered Professional Engineer.

Richard Kim has been our Chief Operating Officer since October 2017. Mr. Kim also served as General Manager of the Company from July 2014 to October 2017. Previously, Mr. Kim was a production coordinator at Arch Coal, Inc. from May 2013 to October 2013 and May 2014 to July 2014. From October 2013 to May 2014, Mr. Kim was a mine superintendent at Arch Coal, Inc. Mr. Kim has over 15 years’ experience working in the coal industry managing underground mining operations, most of which utilized continuous mining, for Arch Coal, Metinvest, and other U.S. producers. During his time in the industry, Mr. Kim also worked for Bucyrus International (now a subsidiary of Caterpillar) where he implemented continuous mining technology into emerging markets such as China, Russia, and India. Mr. Kim holds an MBA from the University of Pittsburgh, a Bachelor of Science in Mining & Minerals Engineering from Virginia Tech and is a Registered Professional Engineer.

Adam Anderson has been our Senior Vice President of Coal Sales and Marketing since October 2017. Mr. Anderson was previously Vice President of Sales and Marketing for Armstrong Energy Inc., the second largest coal producer in Western Kentucky. In this role, he was responsible for all coal sales marketing efforts at that company, building very strong relationships with Paringa’s Ohio River target market and the South-East markets for 13 years. Prior to joining Armstrong, Mr. Anderson spent six years with Arch Coal, Inc. as Vice President of Sales. In this role, Mr. Anderson was the senior member of the Powder River Basin sales team and also led Arch’s eastern industrial sales initiative. In the years before entering the energy industry, Mr. Anderson served on active duty with the U.S. Air Force for almost 13 years and subsequently continued his service in the Air National Guard, retiring after 27 years at the rank of Lieutenant Colonel. Mr. Anderson earned his Bachelor of Science Degree in Engineering and Legal Studies in 1995 from the United States Air Force Academy and received an MBA with honors from St. Mary’s University in 2004. Mr. Anderson presently serves as an Officer on The Board of Directors for the American Coal Council, serves as President of the St Louis Coal Club, and is proud to be a member of the New York Coal Trade Association and the Lexington Coal Exchange.

Dominic Allen was appointed as our Vice President, Finance, effective from August 13, 2018. Mr. Allen is a Chartered Accountant with over 10 years commercial experience, including senior roles for several companies that operate in the resources sector, including Sovereign Metals Limited, Rio Tinto Limited and Oyu Tolgoi LLC. He commenced his career with the large international chartered accounting firm, Ernst & Young. Mr. Allen holds a Bachelor of Commerce and a Bachelor of Science (Hons) from the University of Western Australia.

Bruce Czachor has been our Vice President and General Counsel since December 2017. Mr. Czachor is currently Vice President and General Counsel of Piedmont Lithium Limited. Mr. Czachor has over 29 years of experience in general corporate matters, corporate governance, capital markets, bank finance, mergers and acquisitions, joint ventures and licensing agreements. Over his career, Mr. Czachor has represented a wide variety of businesses, ranging from fortune 500 companies to start-ups. In addition, Mr. Czachor has extensive experience in the mining and oil & gas industries. Mr. Czachor holds a J.D. from New York Law School and a Bachelor of Arts in Political Science from Binghamton University. He is admitted to practice law in New York, New Jersey and California.

Gregory Swan has been our Company Secretary since November 2013. Mr. Swan is a Chartered Accountant and Chartered Secretary and is currently Company Secretary and Chief Financial Officer for several ASX-listed companies that operate in the resources sector, including Piedmont Lithium Limited (since October 2012), Equatorial Resources Limited (since May 2010) and Cradle Resources Limited (since April 2017). He commenced his career with a large international chartered accounting firm and has since been involved with a number of exploration and development companies, including Mantra Resources Limited, Coalspur Mines Limited, and Papillon Resources Limited. Mr. Swan has been employed by Apollo Group Pty Ltd since June 2006. Mr. Swan holds a Bachelor of Commerce from the University of Western Australia.

Thomas Todd has been a Director since May 2014. Mr. Todd’s current term as a director will end at our 2020 annual general meeting. Mr. Todd also served as Executive Director from November 2016 to June 2017. Mr. Todd is currently a Director of Prairie Mining Limited. Mr. Todd was previously the Chief Financial Officer of Custom Mining from March 2007 to January 2008 and the Chief Financial Officer of Aston Resources from January 2008 to November 2011. Mr. Todd holds a Bachelor of Physics with first class honors from Imperial College London and is a chartered accountant of the Institute of Chartered Accountants in England and Wales.

Jonathan Hjelte has been a Director since January 2016. Mr. Hjelte’s current term as a director will end at our 2019 annual general meeting. Mr. Hjelte has been a portfolio manager at Citadel LLC in New York, NY since August 2016. Previously, Mr. Hjelte was an analyst at Millennium Management LLC from March 2012 to August 2015. Mr. Hjelte graduated Summa Cum Laude from Lehigh University with a Masters of Science in Statistics and a Bachelor of Science in the Integrated Business and Engineering honors program. Mr. Hjelte also holds the Chartered Financial Analyst (CFA) designation.

Richard McCormick has been a Director since August 2016. Mr. McCormick’s current term as a director will end at our 2019 annual general meeting. Mr. McCormick was previously a consultant to Concentrate Capital Partners, the fund management and investment arm of DRA Global, from July 2016 to August 2017. From June 2014 to July 2016, Mr. McCormick was Chief Executive Officer of DRA Global from until DRA Global’s acquisition of Taggart Global in 2014. Mr. McCormick is a registered Professional Engineer and holds a Bachelor of Science in Mechanical Engineering from West Virginia University.

There are no family relationships among any of our directors or executive officers. The business addresses for each of our directors and executive officers is Paringa Resources Limited, Level 9, 28 The Esplanade, Perth, WA 6000, Australia.

B.	Compensation

Remuneration

Our remuneration policy for our key management personnel, or KMP, has been developed by the Board taking into account the size of the Group, the size of the management team for the Group, the nature and stage of development of the Group’s current operations, and market conditions and comparable salary levels for companies of a similar size and operating in similar sectors.

In addition to considering the above general factors, the Board has also placed emphasis on the following specific issues in determining the remuneration policy for KMP:

•	We are currently focused on undertaking exploration, appraisal and development activities;
•	risks associated with developing resource companies whilst exploring and developing projects; and
•	other than profit which may be generated from asset sales, we do not expect to be undertaking profitable operations until sometime after the commencement of commercial production on any of our projects.

Executive Remuneration

Our remuneration is to provide a fixed remuneration component and a performance based component (short term incentive and long-term incentive). The Board believes that this remuneration policy is appropriate given the considerations discussed in the section above and is appropriate in aligning executives’ objectives with shareholder and business objectives.

Fixed Remuneration

Fixed remuneration consists of base salaries, as well as employer 401(k) contributions or contributions to superannuation funds, and other non-cash benefits. Non-cash benefits may include provision of car parking, health care benefits, health insurance and life insurance.

Fixed remuneration is reviewed annually by the Board. The process consists of a review of company and individual performance, relevant comparative remuneration externally and internally and, where appropriate, external advice on policies and practices. No external remuneration consultants were used during the financial year.

Performance Based Remuneration – Short Term Incentives

Some executives are entitled to an annual or semi-annual cash bonus upon achieving various key performance indicators (“KPI’s”), as set by the Board. Having regard to the current size, nature and opportunities of the Company, the Board has determined that these KPI’s will include measures such as successful commencement and/or completion of development activities (e.g. completion of technical studies), construction activities (e.g. completion of construction programs within budgeted timeframes and cost), corporate activities (e.g. recruitment of key personnel) and business development activities (e.g. successful investor relations activities and capital raisings). These measures were chosen as the Board believes these represent the key drivers in the short and medium-term success of the project’s development. The Board currently assesses performance against these criteria annually.

During the 2018 financial year, a total bonus sum of US$133,115 (2017: US$176,678) was paid to KMP after achievement of KPIs set by the Board.

Performance Based Remuneration – Long Term Incentives

We have adopted a long-term incentive plan, or LTIP, comprising the “Paringa Performance Rights Plan,” or the Plan, to reward KMP and key employees and contractors for long-term performance.

The Plan provides for the issuance of performance rights, which we refer to as employee rights, which, upon satisfaction of the relevant performance conditions attached to the employee rights, will result in the issue of an ordinary share for each employee right. Employee rights are issued for no consideration and no amount is payable upon conversion thereof.

To achieve our corporate objectives, we need to attract and retain its key staff, whether employees or contractors. Grants made to eligible participants under the Plan will assist with the Company’s employment strategy and will:

•	enable us to recruit, incentivize and retain KMP and other eligible employees to assist with the construction of the Buck Creek Complex to achieve the Company’s strategic objectives;
•	link the reward of eligible employees with the achievements of strategic goals and our long-term performance;
•	align the financial interests of eligible participants of the proposed Plan with those of Shareholders; and
•	provide incentives to eligible employees of the Plan to focus on superior performance that creates Shareholder value.

Employee rights granted under the Plan to eligible participants will be linked to the achievement by the Company of certain performance conditions as determined by the Board from time to time. These performance conditions must be satisfied in order for the employee rights to vest. The employee rights also vest where there is a change of control of the Company. Upon employee rights vesting, ordinary shares are automatically issued for no consideration. If a performance condition of an employee right is not achieved by the expiry date then the employee right will lapse.

During the financial year, 1,000,000 employee rights were granted by the Company to executive KMP. During the financial year, no employee rights held by executive KMP vested and 3,500,000 employee rights held by executive KMP were either forfeited or lapsed. At June 30, 2018, executive KMP held 10,150,000 employee rights that will vest upon achievement of certain performance conditions in relation to the Buck Creek Complex including: (a) Construction Milestone; (b) First Coal Production Milestone; and (c) Nameplate Production Milestone.

In addition, the Group has chosen to provide incentive options (“employee options”) to some KMP as part of their remuneration and incentive arrangements in order to attract and retain their services and to provide an incentive linked to the performance of the Group. The Board has a policy of granting employee options to KMP with exercise prices at or above market share price (at the time of agreement). As such, the employee options granted to KMP are generally only of benefit if the KMP perform to the level whereby the value of the Group increases sufficiently to warrant exercising the employee options granted.

Other than service-based vesting conditions (if any), there are no additional performance criteria on the employee options granted to KMP, as given the speculative nature of the Group’s activities at the time and the previously small management team responsible for its running, it is considered the performance of the KMP and the performance and value of the Group are closely related. The Company prohibits executives entering into arrangements to limit their exposure to employee options granted as part of their remuneration package.

During the financial year, no employee options were granted by the Company to executive KMP. During the financial year, no employee options held by executive KMP were exercised and no employee options held by executive KMP were forfeited or lapsed. At June 30, 2018, executive KMP held 500,000 employee options that are vested and exercisable.

Non-Executive Director Remuneration

The Board’s policy is for fees to Non-Executive Directors to be no greater than market rates for comparable companies for time, commitment and responsibilities. Given the current size, nature and risks of the Company, employee options and/or employee rights may also be used to attract and retain Non-Executive Directors. The Board determines payments to the Non-Executive Directors and reviews their remuneration annually, based on market practice, duties and accountability. Independent external advice is sought when required. No external remuneration consultants were used during the financial year.

The maximum aggregate amount of fees that can be paid to Non-Executive Directors is subject to approval by shareholders at a General Meeting. Director’s fees paid to Non-Executive Directors accrue on a daily basis. Fees for Non-Executive Directors are not linked to the performance of the economic entity. However, to align Directors’ interests with shareholder interests, the Directors are encouraged to hold shares in the Company and given the current size, nature and opportunities of the Company, Non-Executive Directors may receive employee options and/or employee rights in order to secure their initial or ongoing holding and retain their services. The Company prohibits non-executives entering into arrangements to limit their exposure to employee options granted as part of their remuneration package.

Fees for the Chairman are presently A$50,000 per annum (2017: A$50,000), however the Chairman, Mr. Ian Middlemas, elected to only receive fees of A$36,000 for the 2018 financial year. Fees for Non-Executive Directors’ are presently set at A$30,000 per annum (2017: A$30,000). These fees cover main board activities only. Non-Executive Directors may receive additional remuneration for other services provided to the Company, including, but not limited to, membership of committees. There were no board committees during the year, however, subsequent to the end of the financial year, the Company established an Audit Committee.

Details of Remuneration for Fiscal 2018

Details of the nature and amount of each element of the emoluments of our Directors and executive officers are as follows:

	Short-term benefits
2018	Salary & fees US$	Cash Bonus US$	Other US$	Post- employment benefits US$	Share- based payments US$	Termination Payments US$	Total US$	Performance related %
Directors
Mr. Ian Middlemas	26,633	—	—	—	—	—	26,633	—
Mr. Todd Hannigan	22,969	—	—	2,182	446,794	—	471,945	95%
Mr. David Gay	280,000	50,000	21,057	9,000	560,330	—	920,387	66%
Mr. Jonathan Hjelte	22,800	—	—	—	—	—	22,800	—
Mr. Richard McCormick	22,800	—	—	—	—	—	22,800	—
Mr. Thomas Todd	22,969	—	—	2,182	223,397	—	248,548	90%
Mr. Grant Quasha[1]	337,885	—	947	10,514	(11,688)	5,375	343,033	—
Other KMP
Mr. Richard Kim	174,616	15,000	33,322	6,985	319,285	—	549,208	61%
Mr. Adam Anderson[2]	135,192	48,115	15,837	3,508	48,132	—	250,784	38%
Mr. Dominic Allen[3]	—	—	—	—	—	—	—	—
Mr. Bruce Czachor[4]	55,769	—	962	1,231	15,316	—	73,278	21%
Mr. Gregory Swan[5]	—	—	—	—	102,235	—	102,235	100%
Mr. Nathan Ainsworth[6]	98,366	20,000	7,110	—	189,613	—	315,089	67%
Mr. Mathew Haaga[7]	23,331	—	—	—	35,717	—	59,048	60%
Mr. James Plaisted[8]	12,365	—	10,610	—	20,760	—	43,735	47%
	1,235,695	133,115	89,845	35,602	1,949,891	5,375	3,449,523	—
1	Mr. Grant Quasha resigned effective June 18, 2018 and forfeited his employee rights. Any share-based payment expense previously recognized under AASB 2 in respect of these employee rights has been reversed.
2	Mr. Adam Anderson was appointed effective October 16, 2017.
3	Mr. Dominic Allen was appointed effective August 13, 2018.
4	Mr. Bruce Czachor was appointed effective December 11, 2017.
5	Mr. Swan provides services as the Company Secretary through a services agreement with Apollo Group Pty Ltd. During fiscal 2018, Apollo Group Pty Ltd was paid A$180,000 for the provision of a fully serviced office and administrative, accounting and company secretarial services to the Company, based on a monthly retainer of A$15,000.
6	Mr. Nathan Ainsworth ceased to be KMP effective February 4, 2018.
7	Mr. Mathew Haaga ceased to be KMP effective October 16, 2017.
8	Mr. James Plaisted ceased to be KMP effective October 16, 2017.

Employment Agreements with Executive Officers

The key provisions of the employment agreements (other than remuneration) are set out below for each of our executive officers. None of these employment agreements have termination dates.

Mr. Gay, President, is an employee of Paringa. The arrangement may be terminated by either party at any time for any or no reason. No amount is payable in the event of termination by us for cause. In the event of termination by us without cause, Mr. Gay is entitled to receive his salary and benefits for a period of 3 months. The fixed component of Mr. Gay’s remuneration is $280,000 per annum.

Mr. Kim, Chief Operating Officer, is an employee of Paringa. The arrangement may be terminated by either party at any time for any or no reason. No amount is payable in the event of termination by us for cause. In the event of termination by us without cause, Mr. Kim is entitled to receive his salary and benefits for a period of 3 months. Mr. Kim receives a fixed remuneration component of $210,000 per annum.

Mr. Allen, Vice President, Finance, is an employee of Paringa. The arrangement may be terminated by either party at any time for any or no reason. No amount is payable in the event of termination by us for cause. In the event of termination by us without cause, Mr. Allen is entitled to receive his salary and benefits for a period equal to 3 months. Mr. Allen receives a fixed remuneration component of $140,000 per annum and a discretionary annual bonus of up to $30,000 to be paid upon the successful completion of key performance indicators as determined by the Board.

Mr. Anderson, Senior Vice President, Coal Sales and Marketing, is an employee of Paringa. The arrangement may be terminated by either party at any time for any or no reason. No amount is payable in the event of termination by the Company for cause. In the event of termination by us without cause, Mr. Anderson is entitled to receive his salary and benefits for a period of 3 months. Mr. Anderson receives a fixed remuneration component of $190,000 per annum and a discretionary annual bonus of up to $76,000 to be paid upon the successful completion of key performance indicators as determined by the Board.

Mr. Czachor, Vice President and General Counsel, is an employee of Paringa. The arrangement may be terminated by either party at any time for any or no reason. No amount is payable in the event of termination by us for cause. In the event of termination by us without cause, Mr. Czachor is entitled to receive a payment equal to 10% of his base salary and benefits for a period of 1 month. Mr. Czachor receives a fixed remuneration component of $100,000 per annum and a discretionary annual bonus of up to $25,000 to be paid upon the successful completion of key performance indicators as determined by the Board.

C.	Board Practices

Board of Directors

Our Board of Directors, or the Board, currently consists of six members, including our Chief Executive Officer. We believe that each of our directors has relevant industry experience. The membership of our Board is directed by the following requirements:

•	our Constitution specifies that there must be a minimum of three directors and a maximum of eight, and our Board may determine the number of directors within those limits;
•	in the event of a conflict of interest or where a potential conflict of interest may arise, involved Directors are expected to, unless the remaining Directors resolve otherwise, withdraw from deliberations concerning the matter;
•	the Chairman of our Board should be an independent director who satisfies the criteria for independence recommended by the ASX Principles and Recommendations; and
•	our Board should, collectively, have the appropriate level of personal qualities, skills, experience, and time commitment to properly fulfill its responsibilities or have ready access to such skills where they are not available.

Our board has determined that Mr. Middlemas, Mr. Hjelte and Mr. McCormick are independent within the meaning of the Nasdaq listing standards. Our Board has delegated responsibility for the conduct of our businesses to the Managing Director, but remains responsible for overseeing the performance of management. Our Board has established delegated limits of authority, which define the matters that are delegated to management and those that require the Board’s approval. The functions and responsibilities reserved for the Board and those delegated to management are set out in our Board Charter.

All Directors have a letter of appointment confirming the terms and conditions of their appointment as Director of the Company. None of our non-employee directors have any service contracts with Paringa that provide for benefits upon termination of employment. In addition, Paringa has entered into Deeds of Indemnity, Insurance and Access with each of its Directors. Paringa has agreed to indemnify each of its Directors against all liabilities incurred while holding office, including indemnifying Directors for any legal expenses incurred in defending proceedings relating to their Directorship of Paringa. Any indemnified amounts must be repaid to Paringa to the extent that a Director is reimbursed from an insurance policy maintained by Paringa for the Directors. Paringa has also agreed to obtain and pay the premiums for insurance policies for each of its Directors, which may include run-off cover for each Director for a period of seven years after the Director ceased to hold office. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling us pursuant to the foregoing provisions, we have been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Committees

The ASX Corporate Governance Principles and Recommendations contain non-binding recommendations that all ASX-listed companies should strive to achieve. Due to the size and development phase of the Company, we have departed from some of the recommendations, including by not establishing a Remuneration Committee or Nomination Committee.

Remuneration and Nomination Committee. Due to the small number of directors on our Board, we have determined not to establish a Remuneration and Nomination Committee and, as a result, all directors undertake the duties of the Remuneration and Nomination Committee. Its role involves:

•	reviewing and recommending to the Board the overall strategies in relation to executive remuneration policies;
•	reviewing and making recommendations to the Board in respect of the compensation arrangements for the Managing Director, all other executive directors and all non-executive directors;
•	reviewing the effectiveness of performance incentive plans;
•	reviewing and making recommendations to the Board in respect of all equity based remuneration plans;
•	reviewing the composition of the Board and ensuring that the Board has an appropriate mix of skills and experience to properly fulfill its responsibilities; and
•	ensuring that the Board is comprised of directors who contribute to the successful management of the Company and discharge their duties having regard to the law and highest standards of corporate governance.

Audit Committee. Our Board has established an audit committee, effective from September 21, 2018. Assignments to, and chairs of, the audit committee are selected by our Board. The audit committee operates under a charter approved by the Board and reports on its activities to the Board. The audit committee monitors the integrity of our financial statements, the independence and qualifications of our independent auditors, the performance of our accounting staff and independent auditors, our compliance with legal and regulatory requirements and the effectiveness of our internal controls. The audit committee is responsible for selecting, retaining (subject to shareholder approval), evaluating, setting the remuneration of, and, if appropriate, recommending the termination of our independent auditors. The audit committee is established in accordance with Section 10A(m) of the Securities Exchange Act of 1934, as amended. The chair of the audit committee is Mr. Hjelte, and Mr. Todd and Mr. McCormick are members of the audit committee. Mr. Hjelte and Mr. McCormick are independent under the listing standards of the Nasdaq Capital Market for audit committee members and the heightened independence requirement for audit committee members required by Rule 10A-3 under the Exchange Act and satisfy the SEC and Nasdaq standards for being an audit committee member. Mr. Hjelte also is an audit committee financial expert. Additional independent directors will be appointed to the audit committee during the one year after our listing on Nasdaq, as required by the rules of the SEC and Nasdaq.

Code of Conduct

It is our objective to appropriately balance, protect and enhance the interests of all of our shareholders. Proper behavior by our directors, officers, employees and those organizations that we contract to carry out work is essential in achieving this objective.

We have established a code of conduct, which sets out the standards of behavior that apply to every aspect of our dealings and relationships, both within and outside the Company. The following standards of behavior apply to all directors, executive officers and employees of the Company:

•	act honestly, in good faith and in the best interests of the Company as a whole;
•	duty to use due care and diligence in fulfilling the functions of their position and exercising the powers attached to their employment;
•	recognize that their primary responsibility is the Company’s shareholders as a whole;
•	not take advantage of their position for personal gain, or the gain of their associates;
•	directors have an obligation to be independent in their judgments;
•	confidential information received by employees in the course of the exercise of their dues remains the property of the Company. Confidential information can only be released or used with specific permission from the Company; and
•	comply with the spirit as well as the letter of the law and with the principles of the Company’s code of conduct.

The directors and executives also have a fiduciary relationship with shareholders of the Company, making it unlawful to improperly use their position to gain advantage for themselves. At all times, directors and executives must act in the best interest of the Company and eliminate or abstain from participating in any discussion or decision-making process in relation to matters which they have a conflict of interest, not engage in insider trading and comply with all applicable anti-bribery laws.

D.	Employees

As of September 15, 2018, we had 18 full-time employees and 1 part-time employee. Once in production, the Poplar Grove Mine is expected to total approximately 180 employees that are union free, highly skilled and sourced predominately from nearby population centers.

E.	Share Ownership

See “Item 7. Major Shareholders and Related Party Transactions” for information about share ownership by our directors and senior management.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS
A.	Major Shareholders

The following table presents certain information regarding the beneficial ownership of our ordinary shares based on 454,386,181 ordinary shares outstanding as of September 30, 2018 by:

•	each person known by us (through substantial shareholder notices filed with the ASX) to be the beneficial owner of more than 5% of our ordinary shares;
•	each of our directors and executive officers individually; and
•	each of our directors and executive officers as a group.

Beneficial ownership is determined according to the rules of the SEC and generally means that a person has beneficial ownership of a security if he or she possesses sole or shared voting or investment power of that security and includes options that are currently vested and exercisable and performance rights that vest upon the satisfaction of various performance conditions. Information with respect to beneficial ownership has been furnished to us by each director, executive officer, or 5% or more shareholder, as the case may be. Ordinary shares subject to options currently vested and exercisable and ordinary shares subject to performance rights that vest upon the satisfaction of various performance conditions are deemed to be outstanding for computing the percentage ownership of the person holding these options and rights, but are not deemed outstanding for computing the percentage of any other person.

Based on information known to us, as of September 30, 2018, we had 10 shareholders of record in the United States. These shareholders held an aggregate of 7,012,398 of our outstanding ordinary shares, or approximately 1.5% of our outstanding ordinary shares. A large number of our ordinary shares are held by nominee companies so we cannot be certain of the identity of those beneficial owners.

	Ordinary Shares Beneficially Owned Prior to Offering
Shareholder	Number		Percent
5% Shareholders
AustralianSuper Pty Ltd(1)	51,166,892		11.3%
Commonwealth Bank of Australia	37,753,866		8.3%
Tribeca Investment Partners Pty Ltd(2)	24,942,134		5.5%
Officers and Directors
Ian Middlemas	14,015,152		3.1%
Todd Hannigan	11,861,104	(3)	2.6%
David Gay	2,910,338	(4)	*
Richard Kim	119,656	(5)	*
Adam Anderson	—	(6)	*
Dominic Allen	—		*
Bruce Czachor	—		*
Gregory Swan	3,100,000	(7)	*
Jonathan Hjelte	1,949,001	(8)	*
Richard McCormick	1,000,000		*
Thomas Todd	7,074,359	(9)	1.6%
Officers and directors as a group (11 persons)	42,029,610		9.2%
*	Represents beneficial ownership of less than 1% of the outstanding ordinary shares of Paringa.
(1)	Based solely on publicly available information, AustralianSuper Ptd Ltd. is managed by a trustee, AustralianSuper Pty Ltd, and has a board of directors comprised of Heather Ridout, Dave Oliver, Julie Angrisano, Paul Bastian, Gabrielle Coyne, Jim Craig, Brian Daley, Lucio Di Bartolomeo, Daniel Walton, Grahame Willis and Innes Willox.
(2)	According to filings made with the Australian Securities & Investment Commission, all of Tribeca’s shares are owned by Alcyon Investments Pty Limited and its three directors are David Aylward, Kylie Osgood and Benjamin Cleary.
(3)	Includes 500,000 shares that Mr. Hannigan has the right to acquire pursuant to options that are vested and exercisable, which expire on December 31, 2018 and which have an exercise price of A$0.45. Does not include 2,500,000 shares that Mr. Hannigan has the right to receive pursuant to unvested performance rights that only vest upon the satisfaction of various future performance conditions. Such rights expire, if not vested, on December 31, 2018 (750,000 shares), December 31, 2019 (850,000 shares) and December 31, 2020 (900,000 shares).
(4)	Does not include 3,000,000 shares that Mr. Gay has the right to receive pursuant to unvested performance rights that only vest upon the satisfaction of various future performance conditions. Such rights expire, if not vested, on December 31, 2018 (900,000 shares), December 31, 2019 (1,000,000 shares) and December 31, 2020 (1,100,000 shares).
(5)	Does not include 1,800,000 shares that Mr. Kim has the right to receive pursuant to unvested performance rights that only vest upon the satisfaction of various future performance conditions. Such rights expire, if not vested, on December 31, 2018 (500,000 shares), December 31, 2019 (600,000 shares) and December 31, 2020 (700,000 shares).
(6)	Does not include 700,000 shares that Mr. Anderson has the right to receive pursuant unvested to performance rights that only vest upon the satisfaction of various future performance conditions. Such rights expire, if not vested, on December 31, 2019 (200,000 shares) and December 31, 2020 (500,000 shares).
(7)	Does not include 600,000 shares that Mr. Swan has the right to receive pursuant to unvested performance rights that only vest upon the satisfaction of various future performance conditions. Such rights expire, if not vested, on December 31, 2018 (150,000 shares), December 31, 2019 (200,000 shares) and December 31, 2020 (250,000 shares).
(8)	Includes 500,000 shares that Mr. Hjelte has the right to acquire pursuant to options that are vested and exercisable. Such options expire December 31 2018 and have an exercise price of A$0.50.
(9)	Includes 500,000 shares that Mr. Todd has the right to acquire pursuant to options that are vested and exercisable, which expire on December 31, 2018 and which have an exercise price of A$0.45. Does not include 1,250,000 shares that Mr. Todd has the right to receive pursuant to unvested performance rights that only vest upon the satisfaction of various performance conditions. Such rights expire, if not vested, on December 31, 2018 (375,000 shares), December 31, 2019 (425,000 shares) and December 31, 2020 (450,000 shares).

To our knowledge, there have not been any significant changes in the ownership of our ordinary shares by major shareholders over the past three years, except as follows (which is based upon substantial shareholder notices filed with the ASX):

•	AustralianSuper Pty Ltd. became a substantial shareholder on August 2, 2016, when it reported that it held 17,647,059 ordinary shares, or 9.14% of the total voting power, as of that date. Between August 2016 and

August 2018, AustralianSuper Pty Ltd reported that it acquired a relevant interest in an additional net amount of 33,519,833 ordinary shares. On August 17, 2018, AustralianSuper Pty Ltd reported that it held 51,166,892 ordinary shares, or 11.3% of the total voting power, as of that date.

•	Commonwealth Bank of Australia became a substantial shareholder on April 21, 2017, when it reported that it held 15,840,664 ordinary shares, or 6.13% of the total voting power, as of that date. Between April 2017 and July 2018, Commonwealth Bank of Australia reported that it acquired a relevant interest in an additional net amount of 21,913,202 ordinary shares. On July 9, 2018, Commonwealth Bank of Australia reported that it held 37,753,866 ordinary shares, or 8.3% of the total voting power, as of that date.
•	Tribeca Investment Partners Pty Ltd became a substantial shareholder on October 13, 2017, when it reported that it held 16,359,240 ordinary shares, or 5.16% of the total voting power, as of that date. Between October 2017 and May 2018, Tribeca Investment Partners Pty Ltd reported that it acquired a relevant interest in an additional net amount of 8,582,894 ordinary shares. On May 31, 2018, Tribeca Investment Partners Pty Ltd reported that it held 24,942,134 ordinary shares, or 6.2% of the total voting power, as of that date.
•	Silver Lake Resources Limited became a substantial shareholder on December 12, 2012. On October 16, 2013 Silver Lake Resources Limited had a change in substantial holding (due to share dilution) and reported that it held 20,764,683 ordinary shares, or 17% of the total voting power, as of that date. On July 29, 2014, Silver Lake Resources Limited had a change in substantial holding (due to share dilution) and reported that it held 20,764,683 ordinary shares, or 15% of the total voting power as of that date. On July 29, 2015, Silver Lake Resources Limited had a change in substantial holding (due to share dilution) and reported that it held 20,764,683 ordinary shares, or 13.6% of the total voting power as of that date. On June 15, 2018, Silver Lake Resources Limited reported that it ceased to be a substantial shareholder.
•	UBS Group AG became a substantial shareholder on June 13, 2017 when it reported that it held 15,868,098 ordinary shares, or 5.01%, of the total voting power as of that date. Between June 2017 and August 2017, UBS Group AG reported that it acquired a relevant interest in an additional net amount of 3,190,331 ordinary shares. On October 18, 2017, UBS Group AG reported that it ceased to be a substantial shareholder.
•	Bouchi Pty Ltd became a substantial shareholder on October 16, 2013, when it reported that it held 11,400,000 ordinary shares, or 9.34% of the total voting power, as of that date. On July 31, 2014, Bouchi Pty Ltd had change in substantial holding (due to dilution) and reported it held 11,400,000 ordinary shares, or 8.29% of the total voting power, as of that date. On August 2, 2016, Bouchi Pty Ltd. had a change in substantial holding (due to dilution) and reported it held 11,400,000 ordinary shares, or 5.90% of the total voting power, as of that date. Bouchi Pty Ltd ceased to be a substantial holder on April 21, 2017 (due to dilution).
•	Moshos Family Investments Pty Ltd. became a substantial shareholder on October 16, 2013, when it reported that it held 15,625,000 ordinary shares, or 12.80% of the total voting power, as of that date. On September 9, 2014, Moshos Family Investments Pty Ltd. had a change in substantial holding (due to an on-market trade) and reported it held 14,825,000 ordinary shares, or 10.78% of the total voting power, as of that date. On July 28, 2015, Moshos Family Investments Pty Ltd had a change in substantial holding (due to dilution and an off-market transfer) and reported that it held 12,905,000 ordinary shares, or 8.47% of the total voting power, as of that date. On August 1, 2016, Moshos Family Investments Pty Ltd. had a change in substantial holding (due to dilution and an on-market trade) and reported it held 11,105,000 ordinary shares, or 5.75% of the total voting power, as of that date. Moshos Family Investments Pty Ltd ceased to be a substantial holder on April 21, 2017 (due to dilution).
•	Arredo Pty Ltd became a substantial shareholder on October 16, 2013, when it reported that it held 8,200,000 ordinary shares, or 6.72% of the total voting power, as of that date. On July 30, 2015, Arredo Pty Ltd had a change in substantial holding (due to dilution) and reported that it held 8,200,000 ordinary shares, or 5.38% of the total voting power, as of that date. Arredo Pty Ltd ceased to be a substantial holder on August 2, 2016 (due to dilution). Arredo Pty Ltd is an entity associated with Mr. Ian Middlemas, Director of the Company.

B.	Related Party Transactions

Other than as disclosed below, since the start of fiscal 2016, we did not enter into any transactions or loans with any: (i) enterprises that directly or indirectly, through one or more intermediaries, control, are controlled by or are under common control with us; (ii) associates; (iii) individuals owning, directly or indirectly, an interest in our voting power that gives them significant influence over us, and close members of any such individual’s family; (iv) key management personnel and close members of such individuals’ families; or (v) enterprises in which a substantial interest in our voting power is owned, directly or indirectly, by any person described in (iii) or (iv) or over which such person is able to exercise significant influence.

Serviced office facilities and administration totaling A$198,000 for fiscal year 2016 were provided by Apollo Group Pty Ltd, a company of which Mr. Mark Pearce is a director and beneficial shareholder. Apollo Group Ptd Ltd ceased to be a related party from Paringa on June 30, 2016, when Mr. Mark Pearce ceased to be a key management personnel of Paringa.

Transactions between related parties are on normal commercial terms and the conditions no more favorable than those available to other non-related parties.

C.	Interests of Experts and Counsel

Not Applicable.

ITEM 8.	FINANCIAL INFORMATION.
A.	Consolidated Statements and Other Financial Information.

See “Item 18. Financial Statements.”

Legal Proceedings

We are not a party to any material legal proceedings.

Dividends

We have not declared or paid any dividends on our ordinary shares, and we do not anticipate paying any dividends in the foreseeable future. Our Board of Directors presently intends to reinvest all earnings in the continued development and operation of our business.

Any future determination relating to our dividend policy will be made at the discretion of our Board of Directors and will depend on then existing conditions, including our financial condition, results of operations, contractual restrictions in our debt arrangements, capital requirements, business prospects and other factors our Board of Directors may deem relevant.

Any dividend we declare will be paid to the holders of ADSs, subject to the terms of the deposit agreement, to the same extent as holders of our ordinary shares, to the extent permitted by applicable law and regulations, less the fees and expenses payable under the deposit agreement. Any dividend we declare will be distributed by the depositary bank to the holders of the ADSs, subject to the terms of the deposit agreement. See “Item 12. Description of Securities Other Than Equity Securities—American Depositary Shares.”

B.	Significant Changes

No significant change, other than as otherwise described in this annual report on Form 20-F, has occurred in our operations since the date of our consolidated financial statements included in this annual report on Form 20-F.

ITEM 9.	THE OFFER AND LISTING
A.	Offer and Listing Details

The principal trading market for our ordinary shares is the ASX in Australia. The following table sets forth, for the periods indicated, the reported high and low closing prices on the ASX for our ordinary shares in Australian dollars.

	High A$	Low A$
Annual:
Fiscal year ended June 30,
2018	0.48	0.19
2017	0.70	0.165
2016	0.40	0.15
2015	0.50	0.16
2014	0.45	0.057

Quarterly:
Fiscal year ended June 30, 2018
Fourth quarter	0.37	0.19
Third quarter	0.43	0.33
Second quarter	0.48	0.335
First quarter	0.47	0.36
Fiscal year ended June 30, 2017
Fourth quarter	0.70	0.38
Third quarter	0.64	0.44
Second quarter	0.50	0.22
First quarter	0.25	0.165
Fiscal year ended June 30, 2016
Fourth quarter	0.22	0.15
Third quarter	0.30	0.18
Second quarter	0.38	0.25
First quarter	0.40	0.28

Most Recent Six Months:
October 2018 (through October 29, 2018)	0.24	0.195
September 2018	0.225	0.185
August 2018	0.23	0.195
July 2018	0.23	0.19
June 2018	0.24	0.19
May 2018	0.335	0.22
April 2018	0.37	0.305

On October 29, 2018, the closing price of our ordinary shares on the ASX was A$0.205 per ordinary share. As of September 30, 2018, we had 454,386,181 ordinary shares outstanding, with 7,012,398 of our ordinary shares being held in the United States by 10 shareholders of record. A large number of our ordinary shares are held in nominee companies so we cannot be certain of the origin of those beneficial owners.

Listing on the Nasdaq Capital Market

Our ADSs, each representing 50 of our ordinary shares, commenced trading on Nasdaq on September 28, 2018 under the symbol “PLLL”. The following table sets forth, for the periods indicated, the reported high and low closing prices on Nasdaq for our ADSs shares in U.S. dollars.

Most Recent Six Months:	High $	Low $
October 2018 (through October 29, 2018)	10.38	10.104

One October 29, 2018, the closing price of our ADSs as traded on Nasdaq was $10.38 per share. For a description of the rights of the ADSs, see “Description of Securities Other Than Equity Securities—American Depositary Shares.”

B.	Plan of Distribution

Not applicable.

C.	Markets

Our ordinary shares are traded on the ASX under the symbol “PNL”. Our ADSs, each representing 50 of our ordinary shares, are traded on Nasdaq under the symbol “PNRL”. The Bank of New York Mellon, acting as depositary, registers and delivers the ADSs.

D.	Selling Shareholders

Not applicable.

E.	Dilution

Not applicable.

F.	Expenses of the Issue

Not applicable.

ITEM 10.	ADDITIONAL INFORMATION
A.	Share Capital

Overview

The following description of our ordinary shares is only a summary. We encourage you to read our Constitution, which is included as an exhibit to this annual report on Form 20-F, of which this annual report on Form 20-F forms a part.

We are a public company limited by shares registered under the Corporations Act by the Australian Securities and Investments Commission, or ASIC. Our corporate affairs are principally governed by our Constitution, the Corporations Act and the ASX Listing Rules. Our ordinary shares trade on the ASX, and we are applying to list the ADSs on Nasdaq.

The Australian law applicable to our Constitution is not significantly different than a U.S. company’s charter documents except we do not have a limit on our authorized share capital, the concept of par value is not recognized under Australian law and as further discussed under “Our Constitution.”

Subject to restrictions on the issue of securities in our Constitution, the Corporations Act and the ASX Listing Rules of the Australian Securities Exchange and any other applicable law, we may at any time issue shares and grant options or warrants on any terms, with the rights and restrictions and for the consideration that our Board of Directors determine.

The rights and restrictions attaching to ordinary shares are derived through a combination of our Constitution, the common law applicable to Australia, the ASX Listing Rules, the Corporations Act and other applicable law. A general summary of some of the rights and restrictions attaching to our ordinary shares are summarized below. Each ordinary shareholder is entitled to receive notice of, and to be present, vote and speak at, general meetings.

Changes to Our Share Capital

As of June 30, 2018, we had (i) 454,386,181 ordinary shares outstanding and (ii) outstanding options and performance rights to purchase an aggregate of 37,768,444 ordinary shares at a weighted average exercise price of A$0.27.

As of September 30, 2018, we had (i) 454,386,181 ordinary shares outstanding and (ii) outstanding options and performance rights to purchase an aggregate of 29,718,888 ordinary shares at a weighted average exercise price of A$0.24.

Since January 1, 2015, the following changes have been made to our ordinary share capital:

•	On July 28, 2015, we issued 13,500,000 ordinary shares as part of a private placement at A$0.34 per share to institutional and professional investors, together with 6,750,000 free-attaching unlisted options, with an exercise price of A$0.50 per share.
•	On September 3, 2015, we issued 1,500,000 ordinary shares as part of a private placement at A$0.34 per share to institutional and professional investors, together with 750,000 free-attaching unlisted options, with an exercise price of A$0.50 per share.
•	On August 2, 2016, we issued 36,800,000 ordinary shares as part of a private placement at A$0.17 per share to institutional and professional investors.
•	On August 4, 2016, we issued 1,400,000 ordinary shares as part of a private placement at A$0.17 per share to institutional and professional investors.
•	On December 16, 2016, we issued 19,247,619 ordinary shares as part of a private placement at A$0.42 per share to institutional and professional investors.
•	On April 21, 2017, we issued 44,596,538 ordinary shares as part of a private placement at A$0.52 per share to institutional and professional investors.
•	On June 6, 2017, we issued 57,326,542 ordinary shares as part of a private placement at A$0.52 per share to institutional and professional investors.
•	On May 29, 2018, we issued 87,410,792 ordinary shares as part of a pro-rata accelerated non-renounceable entitlement offer and a private placement at A$0.22 per share to institutional and professional investors.
•	On June 15, 2018 and June 20, 2018 and June 26, 2018, we issued 50,049,690 ordinary shares as part of a pro-rata accelerated non-renounceable entitlement offer at A$0.22 per share to retail investors predominately in Australia and New Zealand.
•	On April 6, 2017, we granted options to Macquarie covering an aggregate of 4,444,444 ordinary shares, with an exercise price of A$0.66 per share, in consideration for the possible provision of a US$20 million project loan facility to develop the Poplar Grove Mine. None of these options have been exercised, and none of these options have been forfeited or cancelled without being exercised.
•	On June 26, 2018, we granted options to Argonaut Securities Limited covering an aggregate of 6,000,000 ordinary shares with an exercise price of A$0.33 per share, in connection with the provision of corporate advisory services upon the successful completion of the Entitlement Offer. None of these options have been exercised, and none of these options have been forfeited or cancelled without being exercised.
•	On September 10, 2018 we granted options to Macquarie covering an aggregate of 4,444,444 ordinary shares, with an exercise price of A$0.34 per share, in consideration for the provision of a US$21.7 million project loan facility to develop the Poplar Grove Mine. None of these options have been exercised, and none of these options have been forfeited or cancelled without being exercised.
•	We have granted, from time to time since January 1, 2015, performance rights to employees, directors and consultants under the Paringa Performance Rights Plan covering an aggregate of 21,543,333 ordinary shares, with a nil exercise price that each convert into one ordinary share upon the satisfaction of various performance conditions. As of June 30, 2018, 1,333,333 of these performance rights have vested and been converted into ordinary shares, while 6,880,000 of these performance rights have been forfeited or cancelled without being exercised.
•	We have granted, from time to time since January 1, 2015, options to employees, directors and consultants covering an aggregate of 1,500,000 ordinary shares, with exercise prices ranging from A$0.45 to A$0.50 per share. As of June 30, 2018, none of these options have been exercised, and none of these options have been forfeited or cancelled without being exercised.

In addition, we issued the following ordinary shares upon exercise of options or conversion of performance rights over the past three fiscal years:

•	500,000 ordinary shares in the year ended June 30, 2018;
•	2,156,000 ordinary shares in the year ended June 30, 2017; and
•	1,082,333 ordinary shares in the year ended June 30, 2016.

Issuances of Securities

Since January 1, 2015, we have issued and sold to third parties the securities listed below without registering the securities under the Securities Act of 1933, as amended (the “Securities Act”). None of these transactions involved any public offering. All our securities were sold through private placement either (i) outside the United States in reliance on Regulation S, (ii) in the United States to a limited number of investors in transactions not involving any public offering or (iii) in the case of employee compensation, pursuant to Rule 701 of the Securities Act. As discussed below, we believe that each issuance of these securities was exempt from, or not subject to, registration under the Securities Act.

•	On July 28, 2015, we issued 13,500,000 ordinary shares as part of a private placement at A$0.34 per share to institutional and professional investors, together with 6,750,000 free-attaching unlisted options, with an exercise price of A$0.50 per share.
•	On September 3, 2015, we issued 1,500,000 ordinary shares as part of a private placement at A$0.34 per share to institutional and professional investors, together with 750,000 free-attaching unlisted options, with an exercise price of A$0.50 per share.
•	On August 2, 2016, we issued 36,800,000 ordinary shares as part of a private placement at A$0.17 per share to institutional and professional investors.
•	On August 4, 2016, we issued 1,400,000 ordinary shares as part of a private placement at A$0.17 per share to institutional and professional investors.
•	On December 16, 2016, we issued 19,247,619 ordinary shares as part of a private placement at A$0.42 per share to institutional and professional investors.
•	On April 6, 2017, we granted options to Macquarie covering an aggregate of 4,444,444 ordinary shares, with an exercise price of A$0.66 per share, in consideration for the possible provision of a US$20 million project loan facility to develop the Poplar Grove Mine. None of these options have been exercised, and none of these options have been forfeited or cancelled without being exercised.
•	On April 21, 2017, we issued 44,596,538 ordinary shares as part of a private placement at A$0.52 per share to institutional and professional investors.
•	On June 6, 2017, we issued 57,326,542 ordinary shares as part of a private placement at A$0.52 per share to institutional and professional investors.
•	On May 29, 2018, we issued 87,410,792 ordinary shares as part of a pro-rata accelerated non-renounceable entitlement offer and a private placement at A$0.22 per share to institutional and professional investors.
•	On June 15, 2018 and June 20, 2018 and June 26, 2018, we issued 50,049,690 ordinary shares as part of a pro-rata accelerated non-renounceable entitlement offer at A$0.22 per share pursuant to retail investors predominately in Australia and New Zealand.
•	On June 26, 2018, we granted options to Argonaut Securities Limited covering an aggregate of 6,000,000 ordinary shares with an exercise price of A$0.33 per share, in connection with the provision of corporate advisory services upon the successful completion of the Entitlement Offer. None of these options have been exercised, and none of these options have been forfeited or cancelled without being exercised.
•	On September 10, 2018 we granted options to Macquarie covering an aggregate of 4,444,444 ordinary shares, with an exercise price of A$0.34 per share, in consideration for the provision of a US$21.7 million project loan facility to develop the Poplar Grove Mine. None of these options have been exercised, and none of these options have been forfeited or cancelled without being exercised.

•	We have issued, from time to time since January 1, 2015, an aggregate of 4,971,666 ordinary shares upon the exercise of options or conversion of performance rights.
•	We have granted, from time to time since January 1, 2015, performance rights to employees, directors and consultants under the Paringa Performance Rights Plan covering an aggregate of 21,543,333 ordinary shares, with a nil exercise price that each convert into one ordinary share upon the satisfaction of various performance conditions. As of June 30, 2018, 1,333,333 of these performance rights have vested and been converted into ordinary shares, while 6,880,000 of these performance rights have been forfeited or cancelled without being exercised.
•	We have granted, from time to time since January 1, 2015, options to employees, directors and consultants covering an aggregate of 1,500,000 ordinary shares, with exercise prices ranging from A$0.45 to A$0.50 per share. As of June 30, 2018, none of these options have been exercised, and none of these options have been forfeited or cancelled without being exercised.
B.	Constitutional Documents

Incorporation

Our Constitution

Our Constitution is similar in nature to the bylaws of a U.S. corporation. It does not provide for or prescribe any specific objectives or purposes of Paringa. Our Constitution is subject to the terms of the ASX Listing Rules and the Corporations Act. It may be amended or repealed and replaced by special resolution of shareholders, which is a resolution passed by at least 75% of the votes cast by shareholders entitled to vote on the resolution.

Under Australian law, a company has the legal capacity and powers of an individual both within and outside Australia. The material provisions of our Constitution are summarized below. This summary is not intended to be complete nor to constitute a definitive statement of the rights and liabilities of our shareholders. Our Constitution is filed as an exhibit to the annual report on Form 20-F.

Interested Directors

Except where permitted by the Corporations Act, a director may not vote in respect of any contract or arrangement in which the director has, directly or indirectly, any material interest according to our Constitution. Such director must not be counted in a quorum, must not vote on the matter and must not be present at the meeting while the matter is being considered.

Unless a relevant exception applies, the Corporations Act requires our directors to provide disclosure of certain interests and prohibits directors of companies listed on the ASX from voting on matters in which they have a material personal interest and from being present at the meeting while the matter is being considered. In addition, the Corporations Act and the ASX Listing Rules require shareholder approval of any provision of related party benefits to our directors.

Directors’ Compensation

The fixed sum remuneration for non-executive directors may not be increased except at a general meeting of shareholders and the particulars of the proposed increase are required to have been provided to shareholders in the notice convening the meeting. The aggregate, fixed sum for non-executive directors’ remuneration is to be divided among the non-executive directors in such proportion as the Board of Directors agree and in accordance with our Constitution. Remuneration payable to executive directors, such as the Managing Director, does not form part of the aggregate remuneration pool through which non-executive directors are paid. Executive directors may be paid remuneration as employees of Paringa.

Pursuant to our Constitution, any director who performs services that in the opinion of our Board of Directors, are outside the scope of the ordinary duties of a director may be paid extra remuneration, which is determined by our Board of Directors.

In addition to other remuneration provided in our Constitution, all of our directors are entitled to be paid by us for reasonable travel accommodation and other expenses incurred by the directors in attending general meetings, Board meetings, committee meetings or otherwise in connection with our business.

In addition, in accordance with our Constitution, a director may be paid a retirement benefit as determined by our Board of Directors, subject to the limits set out in the Corporations Act and the ASX Listing Rules.

Borrowing Powers Exercisable by Directors

Pursuant to our Constitution, the management and control of our business affairs are vested in our Board of Directors. Subject to the Corporations Act and the ASX Listing Rules, our Board of Directors has the power to raise or borrow money, and charge any of our property or business or any uncalled capital, and may issue debentures or give any other security for any of our debts, liabilities or obligations or of any other person, in each case, in the manner and on terms it deems fit.

Retirement of Directors

Pursuant to our Constitution, one-third of our directors, other than the managing director, must retire from office at every annual general meeting. If the number of directors is not a multiple of three, then the number nearest to, but not exceeding, one-third must retire from office. The directors who retire in this manner are required to be the directors or director longest in office since last being elected. A director, other than the director who is the managing director, must retire from office at the conclusion of the third annual general meeting after which the director was elected. Retired directors are eligible for re-election to the Board of Directors.

Rights and Restrictions on Classes of Shares

Subject to the Corporations Act and the ASX Listing Rules, the rights attaching to our ordinary shares are detailed in our Constitution. Our Constitution provides that any of our ordinary shares may be issued with preferred, deferred or other special rights, whether in relation to dividends, voting, return of share capital, or otherwise as our Board of Directors may determine. Subject to the Corporations Act and the ASX Listing Rules, any rights and restrictions attached to a class of shares, we may issue further shares on such terms and conditions as our Board of Directors resolve. Currently, our outstanding share capital consists of only one class of ordinary shares.

Dividend Rights

Our Board of Directors may from time to time determine to pay any interim, special or final dividends to shareholders, fix the amount of divided, the record date for determining entitlements to, and for payment of, a dividend and the method of payment of a dividend.

Voting Rights

Under our Constitution, each shareholder has one vote determined by a show of hands at a meeting of the shareholders unless a poll is required under the Constitution or the Corporations Act. On a poll vote, each shareholder shall have one vote for each fully paid share and a fractional vote for each share that is not fully paid, such fraction being equivalent to the proportion of the amount that has been paid to such date on that share. Shareholders may vote by proxy. Under Australian law, shareholders of a public company are not permitted to approve corporate matters by written consent. Our Constitution does not provide for cumulative voting.

Note that ADS holders may not directly vote at a meeting of the shareholders but may instruct the depositary to vote the number of deposited ordinary shares their ADSs represent.

Right To Share in Our Profits

Subject to the Corporations Act and pursuant to our Constitution, our shareholders are entitled to participate in our profits only by payment of dividends. Our Board of Directors may from time to time determine to pay dividends to the shareholders; however, under the Corporations Act, we must not pay a dividend unless: (a) our assets exceed our liabilities immediately before the dividend is declared and the excess is sufficient for the payment of the dividend; (b) the payment of the dividend is fair and reasonable to our shareholders as a whole; and (c) the payment of the dividend does not materially prejudice our ability to pay our creditors. Unless any share is issued on terms providing to the contrary, all dividends are to be apportioned and paid proportionately to the amounts paid, or credited as paid on the relevant shares.

Rights to Share in the Surplus in the Event of Liquidation

Our Constitution provides for the right of shareholders to participate in a surplus in the event of our liquidation.

No Redemption Provision for Ordinary Shares

There are no redemption provisions in our Constitution in relation to ordinary shares. Under our Constitution and subject to the Corporations Act, any preference shares may be issued on the terms that they are, or may at our option be, liable to be redeemed.

Variation or Cancellation of Share Rights

The rights attached to shares in a class of shares may only be varied or cancelled by a special resolution of Paringa, together with either:

•	a special resolution passed by members holding shares in the class; or
•	the written consent of members with at least 75% of the shares in the class.

Liability for Further Capital Calls

According to our Constitution, the Board of Directors may make any calls from time to time upon shareholders in respect of all monies unpaid or partly-paid shares (if any), subject to the terms upon which any of the partly-paid shares have been issued. Each shareholder is liable to pay the amount of each call in the manner, at the time, and at the place specified by the Board of Directors. Calls may be made payable by installment. Failure to pay a call will result in interest becoming payable on the unpaid amount and ultimately, forfeiture of those shares. As of the date of this annual report on Form 20-F, all of our issued shares are fully paid.

General Meetings of Shareholders

Under Australian law, shareholders of a public company are not permitted to approve corporate matters by written consent. General meetings of shareholders may be called by our Board of Directors. Notice of the proposed meeting of our shareholders is required at least 28 days prior to such meeting under the Corporations Act. Except as permitted under the Corporations Act, shareholders may not convene a meeting. Under the Corporations Act, shareholders with at least 5% of the votes that may be cast at a general meeting may call and arrange to hold a general meeting. The meeting must be called in the same way in which general meetings of the company may be called, including the dispatch of a notice of meeting including the matters to be voted upon. The shareholders calling the meeting must pay the expenses of calling and holding the meeting.

The Corporations Act requires the directors to call and arrange to hold a general meeting on the request of shareholders with at least 5% of the votes that may be cast at a general meeting. The request must be made in writing, state any resolution to be proposed at the meeting, be signed by the shareholders making the request and be given to the company. The Board of Directors must call the meeting not more than 21 days after the request is made. The meeting must be held not later than two months after the request is given.

Foreign Ownership Regulation

There are no limitations on the rights to own securities imposed by our Constitution. However, acquisitions and proposed acquisitions of shares in Australian companies may be subject to review and approval by the Australian Federal Treasurer under the Foreign Acquisitions and Takeovers Act 1975, or FATA which generally applies to acquisitions or proposed acquisitions:

•	by a foreign person (as defined in the FATA) or associated foreign persons that would result in such persons having an interest in 20% or more of the issued shares of, or control of 20% or more of the voting power in, an Australian company; and
•	by non-associated foreign persons that would result in such foreign person having an interest in 40% or more of the issued shares of, or control of 40% or more of the voting power in, an Australian company.

The Australian Federal Treasurer may prevent a proposed acquisition in the above categories or impose conditions on such acquisition if the Treasurer is satisfied that the acquisition would be contrary to the national interest. If a foreign person acquires shares or an interest in shares in an Australian company in contravention of the FATA, the

Australian Federal Treasurer may order the divestiture of such person’s shares or interest in shares in the Company. The Australian Federal Treasurer may order divestiture pursuant to the FATA if he determines that the acquisition has resulted in that foreign person, either alone or together with other non-associated or associated foreign persons, controlling the Company and that such control is contrary to the national interest.

Ownership Threshold

There are no provisions in our Constitution that require a shareholder to disclose ownership above a certain threshold. The Corporations Act, however, requires a substantial shareholder to notify us and the Australian Securities Exchange once a 5% interest in our ordinary shares is obtained. Further, once a shareholder owns a 5% interest in us, such shareholder must notify us and the ASX of any increase or decrease of 1% or more in its holding of our ordinary shares. Upon becoming a U.S. public company, our shareholders will also be subject to disclosure requirements under U.S. securities laws.

Issues of Shares and Change in Capital

Subject to our Constitution, the Corporations Act, the ASX Listing Rules and any other applicable law, we may at any time issue shares and grant options or warrants on any terms, with preferred, deferred or other special rights and restrictions and for the consideration and other terms that the directors determine.

Subject to the requirements of our Constitution, the Corporations Act, the ASX Listing Rules and any other applicable law, including relevant shareholder approvals, we may consolidate or divide our share capital into a larger or smaller number by resolution, reduce our share capital (provided that the reduction is fair and reasonable to our shareholders as a whole and does not materially prejudice our ability to pay creditors) or buy back our ordinary shares whether under an equal access buy-back or on a selective basis.

Change of Control

Takeovers of listed Australian public companies, such as Paringa, are regulated by the Corporations Act, which prohibits the acquisition of a “relevant interest” in issued voting shares in a listed company if the acquisition will lead to that person’s or someone else’s voting power in Paringa increasing from 20% or below to more than 20% or increasing from a starting point that is above 20% and below 90%, subject to a range of exceptions.

Generally, a person will have a relevant interest in securities if the person:

•	is the holder of the securities;
•	has power to exercise, or control the exercise of, a right to vote attached to the securities; or
•	has the power to dispose of, or control the exercise of a power to dispose of, the securities (including any indirect or direct power or control).

If, at a particular time, a person has a relevant interest in issued securities and the person:

•	has entered or enters into an agreement with another person with respect to the securities;
•	has given or gives another person an enforceable right, or has been or is given an enforceable right by another person, in relation to the securities; or
•	has granted or grants an option to, or has been or is granted an option by, another person with respect to the securities, and the other person would have a relevant interest in the securities if the agreement were performed, the right enforced or the option exercised, the other person is taken to already have a relevant interest in the securities.

There are a number of exceptions to the above prohibition on acquiring a relevant interest in issued voting shares above 20%. In general terms, some of the more significant exceptions include:

•	when the acquisition results from the acceptance of an offer under a formal takeover bid;
•	when the acquisition is conducted on market by or on behalf of the bidder under a takeover bid and the acquisition occurs during the bid period;
•	when shareholders of Paringa approve the takeover by resolution passed at general meeting;

•	an acquisition by a person if, throughout the six months before the acquisition, that person or any other person has had voting power in Paringa of at least 19% and, as a result of the acquisition, none of the relevant persons would have voting power in Paringa more than three percentage points higher than they had six months before the acquisition;
•	as a result of a rights issue;
•	as a result of dividend reinvestment schemes;
•	as a result of underwriting arrangements;
•	through operation of law;
•	an acquisition that arises through the acquisition of a relevant interest in another listed company;
•	arising from an auction of forfeited shares conducted on market; or
•	arising through a compromise, arrangement, liquidation or buy-back.

Breaches of the takeovers provisions of the Corporations Act are criminal offenses. ASIC and the Australian Takeover Panel have a wide range of powers relating to breaches of takeover provisions, including the ability to make orders canceling contracts, freezing transfers of, and rights attached to, securities, and forcing a party to dispose of securities. There are certain defenses to breaches of the takeover provisions provided in the Corporations Act.

Access to and Inspection of Documents

Inspection of our records is governed by the Corporations Act. Any member of the public has the right to inspect or obtain copies of our registers on the payment of a prescribed fee. Shareholders are not required to pay a fee for inspection of our registers or minute books of the meetings of shareholders. Other corporate records, including minutes of directors’ meetings, financial records and other documents, are not open for inspection by shareholders. Where a shareholder is acting in good faith and an inspection is deemed to be made for a proper purpose, a shareholder may apply to the court to make an order for inspection of our books.

C.	Material Contracts

Coal Supply Agreement

Pursuant to a coal supply agreement with LG&E and KU Energy LLC, as amended, we have agreed to sell coal to the counterparties, at fixed sales prices based on an F.O.B. basis and delivered at the barge load-out facility on the Green River. Under the agreement, we are obligated to deliver a total of 4.75 million tons of coal at 11,200 btu/lb over a 5-year period, commencing in the 2018 calendar year. The fixed coal sales price for the 11,200 btu/lb coal begins at $40.50 per ton for the first 750,000 tons of coal delivered to the counterparties, escalating to $45.75 per ton for the final 1,000,000 tons sold. The total contract value of the coal sold is approximately $205 million. For additional information, see “Item 4. Information on the Company—B. Business Overview—Marketing, Sales and Contracts.”

Project Loan Facility

For a description of the Project Loan Facility we entered into with Macquarie, see “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Financings—Credit Facility.”

Construction Contracts

On June 23, 2017, our subsidiary Hartshorne Mining, LLC entered into a fixed price construction contract with Fricke Management and Contracting, Inc. The contract covers all materials and labor to design, construct and commission a heavy media coal preparation plant and all surface materials handling facilities at the Poplar Grove Mine, as well as the barge load-out facility. The total contract sum is $21.0 million. On October 26, 2017, our subsidiary Hartshorne Mining, LLC entered into a unit price construction contract with Frontier-Kemper Constructors, Inc. The contract covers all materials and labor to design, procure, construct, install, test and commission a mine slope to access the underground coal at the Poplar Grove Mine. The total contract sum is $8.1 million.

There are no other contracts, other than those disclosed in this annual report on Form 20-F and those entered into in the ordinary course of our business, that are material to us and which were entered into in the last two completed fiscal years or which were entered into before the two most recently completed fiscal years but are still in effect as of the date of this annual report on Form 20-F.

D.	Exchange Controls

Australia has largely abolished exchange controls on investment transactions. The Australian dollar is freely convertible into U.S. dollars or other currencies. In addition, there are currently no specific rules or limitations regarding the export from Australia of profits, dividends, capital or similar funds belonging to foreign investors, except that certain payments to non-residents must be reported to the Australian Cash Transaction Reports Agency, which monitors such transaction, and amounts on account of potential Australian tax liabilities may be required to be withheld unless a relevant taxation treaty can be shown to apply and under such there are either exemptions or limitations on the level of tax to be withheld.

E.	Taxation

The following is a summary of material U.S. federal and Australian income tax considerations to U.S. holders, as defined below, of the acquisition, ownership and disposition of ADSs and ordinary shares. This discussion is based on the laws in force as of the date of this annual report, and is subject to changes in the relevant income tax law, including changes that could have retroactive effect. The following summary does not take into account or discuss the tax laws of any country or other taxing jurisdiction other than the United States and Australia. Holders are advised to consult their tax advisors concerning the overall tax consequences of the acquisition, ownership and disposition of ADSs and ordinary shares in their particular circumstances. This discussion is not intended, and should not be construed, as legal or professional tax advice.

This summary does not address the 3.8% U.S. Federal Medicare Tax on net investment income, the effects of U.S. federal estate and gift tax laws, the alternative minimum tax, or any state and local tax considerations within the United States, and is not a comprehensive description of all U.S. federal or Australian income tax considerations that may be relevant to a decision to acquire or dispose of ADSs or ordinary shares. Furthermore, this summary does not address U.S. federal or Australian income tax considerations relevant to holders subject to taxing jurisdictions other than, or in addition to, the United States and Australia, and does not address all possible categories of holders, some of which may be subject to special tax rules.

U.S. Federal Income Tax Considerations

The following summary, subject to the limitations set forth below, describes the material U.S. federal income tax consequences to a U.S. Holder (as defined below) of the acquisition, ownership and disposition of our ADSs and ordinary shares as of the date hereof. This summary is limited to U.S. Holders that hold our ADSs or ordinary shares as capital assets within the meaning of Section 1221 of the Internal Revenue Code of 1986, as amended, or the Code.

This section does not discuss the tax consequences to any particular holder, nor any tax considerations that may apply to U.S. Holders subject to special tax rules, such as:

•	insurance companies;
•	banks or other financial institutions;
•	individual retirement and other tax-deferred accounts;
•	regulated investment companies;
•	real estate investment trusts;
•	individuals who are former U.S. citizens or former long-term U.S. residents;
•	brokers, dealers or traders in securities, commodities or currencies;
•	traders that elect to use a mark-to-market method of accounting;
•	persons holding our ADSs or ordinary shares through a partnership (including an entity or arrangement treated as a partnership for U.S. federal income tax purposes) or S corporation;
•	grantor trusts;
•	tax-exempt entities;
•	persons that hold ADSs or ordinary shares as a position in a straddle or as part of a hedging, constructive sale, conversion or other integrated transaction for U.S. federal income tax purposes;

•	persons that have a functional currency other than the U.S. dollar;
•	persons that own (directly, indirectly or constructively) 10% or more of our equity (by vote or value); or
•	persons that are not U.S. holders (as defined below).

In this section, a “U.S. Holder” means a beneficial owner of ADSs or ordinary shares that is, for U.S. federal income tax purposes:

•	an individual who is a citizen or resident of the United States;
•	a corporation (or any other entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States or any state thereof or the District of Columbia;
•	an estate the income of which is subject to U.S. federal income taxation regardless of its source; or
•	a trust (i) the administration of which is subject to the primary supervision of a court in the United States and for which one or more U.S. persons have the authority to control all substantial decisions or (ii) that has an election in effect under applicable income tax regulations to be treated as a U.S. person for U.S. federal income tax purposes.

In addition, this summary does not address the 3.8% Medicare contribution tax imposed on certain net investment income, the U.S. federal estate and gift tax or the alternative minimum tax consequences of the acquisition, ownership, and disposition of our ADSs or ordinary shares. We have not received nor do we expect to seek a ruling from the U.S. Internal Revenue Service, or the IRS, regarding any matter discussed herein. No assurance can be given that the IRS would not assert, or that a court would not sustain, a position contrary to any of those set forth below. Each prospective investor should consult its own tax advisors with respect to the U.S. federal, state and local and non-U.S. tax consequences of acquiring, owning and disposing of our ADSs and ordinary shares.

If an entity or arrangement treated as a partnership for U.S. federal income tax purposes acquires, owns or disposes of ADSs or ordinary shares, the U.S. federal income tax treatment of a partner in such partnership generally will depend on the status of the partner and the activities of the partnership. Such a partner or partnership should consult its own tax advisor as to the U.S. federal income tax consequences of acquiring, owning and disposing of our ADSs or ordinary shares.

The discussion below is based upon the provisions of the Code, and the U.S. Treasury regulations, rulings and judicial decisions thereunder as of the date hereof, and such authorities may be replaced, revoked or modified, possibly with retroactive effect, so as to result in U.S. federal income tax consequences different from those discussed below. In addition, this summary is based, in part, upon representations made by the depositary to us and assumes that the deposit agreement, and all other related agreements, will be performed in accordance with their terms.

You are urged to consult your own tax advisor with respect to the U.S. federal, as well as state, local and non-U.S., tax consequences to you of acquiring, owning and disposing of ADSs or ordinary shares in light of your particular circumstances, including the possible effects of changes in U.S. federal and other tax laws.

ADSs

If you hold ADSs, you generally will be treated, for U.S. federal income tax purposes, as the owner of the underlying ordinary shares that are represented by such ADSs. Accordingly, no gain or loss will be recognized if you exchange ADSs for the underlying shares represented by those ADSs.

The U.S. Treasury has expressed concern that parties to whom ADSs are released before shares are delivered to the depositary or intermediaries in the chain of ownership between holders and the issuer of the security underlying the ADSs, may be taking actions that are inconsistent with the claiming of foreign tax credits by U.S. Holders of ADSs. These actions would also be inconsistent with the claiming of the reduced rate of tax, described below, applicable to dividends received by certain non-corporate U.S. Holders. Accordingly, the creditability of non-U.S. withholding taxes (if any), and the availability of the reduced tax rate for dividends received by certain non-corporate U.S. Holders, each described below, could be affected by actions taken by such parties or intermediaries. For purposes of the discussion below, we assume that intermediaries in the chain of ownership between the holder of an ADS and us are acting consistently with the claim of U.S. foreign tax credits by U.S. Holders.

Certain Tax Consequences If We Are a Passive Foreign Investment Company

The rules governing passive foreign investment companies, or PFICs, can result in adverse tax consequences to U.S. Holders. We generally will be classified as a PFIC for any taxable year if (i) at least 75% of our gross income for the taxable year consists of certain types of passive income or (ii) at least 50% of our gross assets during the taxable year, based on a quarterly average and generally determined by value, produce or are held for the production of passive income. Passive income for this purpose generally includes, among other things, dividends, interest, rents, royalties, gains from commodities and securities transactions and gains from the disposition of assets that produce or are held for the production of passive income. In determining whether a foreign corporation is a PFIC, a pro-rata portion of the income and assets of each corporation in which it owns, directly or indirectly, at least a 25% interest (by value) is taken into account. Under this rule, we should be deemed to own a proportionate share of the assets and to have received a proportionate share of the income of our principal subsidiaries for purposes of the PFIC determination. Additionally, if we are classified as a PFIC in any taxable year with respect to which you own ADSs or ordinary shares, we generally will continue to be treated as a PFIC with respect to you in all succeeding taxable years, regardless of whether we continue to meet the tests described above, unless you make the “deemed sale election” described below. Furthermore, if we are treated as a PFIC, then one or more of our subsidiaries may also be treated as PFICs. The rules applicable to tiered-PFICs are not entirely clear and could result in double taxation of the same income.

Because we did not have active business income in the taxable year ended June 30, 2018, we believe we were a PFIC in tax year 2018. We may also be a PFIC in future taxable years. The determination of our PFIC status for any taxable year, however, will not be determinable until after the end of the taxable year, and will depend on, among other things, the composition of our income and assets (which could change significantly during the course of a taxable year) and the market value of our assets for such taxable year, which may be, in part, based on the market price of our ADSs or ordinary shares (which may be especially volatile). The PFIC determination will depend, in part, on whether we are able to generate gross income from mining operations. You should consult your own tax advisor regarding our PFIC status.

U.S. Federal Income Tax Treatment of a Shareholder of a PFIC

If we are a PFIC for any taxable year during which you hold ADSs or ordinary shares, absent certain elections (including the mark-to-market election or qualified electing fund election described below), you generally will be subject to adverse rules (regardless of whether we continue to be classified as a PFIC) with respect to (1) any “excess distribution” (generally, any distributions you receive on your ADSs or ordinary shares in a taxable year that are greater than 125% of the average annual distributions you receive in the three preceding taxable years or, if shorter, your holding period) and (2) any gain recognized from a sale or other disposition (including a pledge) of such ADSs or ordinary shares. Under these special tax rules:

•	the excess distribution or gain will be allocated ratably over your holding period for the ADSs or ordinary shares;
•	the amount allocated to the current taxable year and any taxable year prior to the first taxable year in which we were classified as a PFIC in your holding period, will be treated as ordinary income arising in the current taxable year; and
•	the amount allocated to each other taxable year during your holding period in which we were classified as a PFIC (i) will be subject to income tax at the highest rate in effect for that year and applicable to you and (ii) will be subject to an interest charge generally applicable to underpayments of tax with respect to the resulting tax attributable to each such year.

In addition, if you are a non-corporate U.S. Holder, you will not be eligible for reduced rates of taxation on any dividends that we pay if we are a PFIC for either the taxable year in which the dividend is paid or the preceding year.

If we are a PFIC, the tax liability for amounts allocated to years prior to the year of disposition or excess distribution cannot be offset by any net operating losses, and gains (but not losses) recognized on the transfer of the ADSs or ordinary shares cannot be treated as capital gains, even if the ADSs or ordinary shares are held as capital assets. Furthermore, unless otherwise provided by the U.S. Treasury Department, if we are a PFIC, you will be required to file an annual report (currently Form 8621) describing your interest in us, making an election on how to report PFIC income, and providing other information about your share of our income.

If we are a PFIC for any taxable year during which any of our non-U.S. subsidiaries is also a PFIC, during such year you would be treated as owning a proportionate amount (by value) of the shares of the lower-tier PFIC for purposes of the application of these rules to such subsidiary. The rules applicable to tiered-PFICs are not entirely clear and could result in double taxation of the same income. You should consult your tax advisor regarding the tax consequences if the PFIC rules apply to any of our subsidiaries.

PFIC “Mark-to-market” Election

In certain circumstances, a holder of “marketable stock” of a PFIC can avoid certain of the adverse rules described above by making a mark-to-market election with respect to such stock. For purposes of these rules, “marketable stock” is stock which is “regularly traded” (traded in greater than de minimis quantities on at least 15 days during each calendar quarter) on a “qualified exchange” or other market within the meaning of applicable U.S. Treasury Regulations. A “qualified exchange” includes a national securities exchange that is registered with the SEC.

If you make a mark-to-market election, you must include in gross income, as ordinary income, for each taxable year that we are a PFIC an amount equal to the excess, if any, of the fair market value of your ADSs or ordinary shares that are “marketable stock” at the close of the taxable year over your adjusted tax basis in such ADSs or ordinary shares. If you make such election, you may also claim a deduction as an ordinary loss in each such year for the excess, if any, of your adjusted tax basis in such ADSs or ordinary shares over their fair market value at the end of the year, but only to the extent of the net amount previously included in income as a result of the mark-to-market election. The adjusted tax basis of your ADSs or ordinary shares with respect to which the mark-to-market election applies would be adjusted to reflect amounts included in gross income or allowed as a deduction because of such election. If you make an effective mark-to-market election, any gain you recognize upon the sale or other disposition of your ADSs or ordinary shares in a year that we are a PFIC will be treated as ordinary income and any loss will be treated as ordinary loss, but only to the extent of the net amount previously included in income as a result of the mark-to-market election.

Under current law, the mark-to-market election may be available to U.S. Holders of ADSs if the ADSs are listed on Nasdaq, which constitutes a qualified exchange, although there can be no assurance that the ADSs will be “regularly traded” for purposes of the mark-to-market election. It should also be noted that it is intended that only the ADSs and not the ordinary shares will be listed on Nasdaq. While we would expect the Australian Stock Exchange, on which the ordinary shares are listed, to be considered a qualified exchange, no assurance can be given as to whether the Australian Securities Exchange is a qualified exchange, or that the ordinary shares would be traded in sufficient frequency to be considered regularly traded for these purposes. Additionally, because a mark-to-market election cannot be made for equity interests in any lower-tier PFIC that we may own, if you make a mark-to-mark election with respect to us, you may continue to be subject to the PFIC rules with respect to any indirect investments held by us that are treated as an equity interest in a PFIC for U.S. federal income tax purposes. The rules applicable to tiered-PFICs are not entirely clear and could result in double taxation of the same income.

If you make a mark-to-market election, it will be effective for the taxable year for which the election is made and all subsequent taxable years unless the ADSs or ordinary shares are no longer regularly traded on a qualified exchange or the IRS consents to the revocation of the election. You are urged to consult your tax advisors about the availability of the mark-to-market election, and whether making the election would be advisable in your particular circumstances.

PFIC “QEF” election

Alternatively, in certain cases a U.S. Holder can avoid the interest charge and the other adverse PFIC tax consequences described above by obtaining certain information from the PFIC and electing to treat the PFIC as a “qualified electing fund” under Section 1295 of the Code. However, we do not anticipate that this option will be available to you because we do not intend to provide the information regarding our income that would be necessary to permit you to make this election.

You are urged to contact your own tax advisor regarding the determination of whether we are a PFIC and the tax consequences of such status.

Certain Tax Consequences If We Are Not a Passive Foreign Investment Company

Distributions

If you are a U.S. Holder of our ADSs or ordinary shares in a taxable year in which we are a PFIC (and any subsequent taxable years), then this section generally will not apply to you. Instead, see “—Certain Tax Consequences If We Are A Passive Foreign Investment Company.”

As described in “Dividend Policy” above, we do not currently anticipate paying any distributions on our ADSs or ordinary shares in the foreseeable future. However, to the extent there are any distributions made with respect to our ADSs or ordinary shares in the foreseeable future, and subject to the passive foreign investment company, or PFIC, rules discussed above, the gross amount of any such distributions (without deduction for any withholding tax) made out of our current or accumulated earnings and profits (as determined for U.S. federal income tax purposes) will generally be taxable to you as ordinary dividend income on the date such distribution is actually or constructively received. Distributions in excess of our current and accumulated earnings and profits, as so determined, will be treated first as a tax-free return of capital to the extent of your adjusted tax basis in the ADSs or ordinary shares, as applicable, and thereafter as capital gain. Notwithstanding the foregoing, we do not intend to maintain calculations of earnings and profits, as determined for U.S. federal income tax purposes. Consequently, you should expect to treat any distributions paid with respect to our ADSs or ordinary shares as dividend income. See “—Backup Withholding Tax and Information Reporting Requirements” below. If you are a corporate U.S. Holder, dividends paid to you generally will not be eligible for the dividends-received deduction generally allowed under the Code.

Subject to certain exceptions for short-term and hedged positions, if you are a non-corporate U.S. Holder, dividends paid to you by a “qualified foreign corporation” may be subject to taxation at a maximum rate of 20% if the dividends are “qualified dividends.” Dividends will be treated as qualified dividends if (a) certain holding period requirements are satisfied, (b) we are eligible for benefits under the Convention between the Government of the United States of America and the Government of Australia for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with Respect to Taxes on Income, as amended (the “Treaty”) or our ADSs or ordinary shares are readily tradable on an established U.S. securities market, and (c) we were not, in the taxable year prior to the year in which the dividend was paid, and are not, in the taxable year in which the dividend is paid, a PFIC.

The Treaty has been approved for the purposes of the qualified dividend rules. IRS guidance indicates that our ADSs (which will be listed on Nasdaq) are readily tradeable for purposes of satisfying the conditions required for these reduced tax rates, but there can be no assurance that our ADSs will be considered readily tradeable on an established securities market in subsequent years. We do not expect that our ordinary shares will be listed on an established securities market in the United States.

As discussed above, we believe we were a PFIC in our taxable year ending June 30, 2018. Therefore, the reduced rate of taxation available to U.S. Holders of a “qualified foreign corporation” is not expected to be available for such years or any subsequent year in which we are classified as a PFIC. See the discussion above under “—Certain Tax Consequences If We Are a Passive Foreign Investment Company.” You should consult your tax advisor regarding the availability of the reduced tax rate on any dividends paid with respect to our ADSs or ordinary shares.

Distributions paid in Australian dollars, including any Australian taxes withheld, will be included in your gross income in a U.S. dollar amount calculated by reference to the spot exchange rate in effect on the date of actual or constructive receipt, regardless of whether the Australian dollars are converted into U.S. dollars at that time. If Australian dollars are converted into U.S. dollars on the date of actual or constructive receipt, your tax basis in those Australian dollars should be equal to their U.S. dollar value on that date and, as a result, you generally should not be required to recognize any foreign exchange gain or loss.

If Australian dollars so received are not converted into U.S. dollars on the date of receipt, you will have a tax basis in the Australian dollars equal to their U.S. dollar value on the date of receipt. Any gain or loss on a subsequent conversion or other disposition of the Australian dollars generally will be treated as ordinary income or loss to you and generally will be income or loss from sources within the United States for foreign tax credit limitation purposes.

Dividends you receive with respect to ADSs or ordinary shares will be treated as foreign source income, which may be relevant in calculating your foreign tax credit limitation. The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. For these purposes, dividends generally will be categorized as “passive” income. Subject to certain limitations, you generally will be entitled, at your option, to claim either a credit against your U.S. federal income tax liability or a deduction in computing your U.S. federal taxable income in respect of any Australian taxes withheld. If you elect to claim a deduction, rather than a foreign tax credit, for Australian taxes withheld for a particular taxable year, the election will apply to all foreign taxes paid or accrued by you or on your behalf in the particular taxable year.

The availability of the foreign tax credit and the application of the limitations on its availability are fact specific and are subject to complex rules. You are urged to consult your own tax advisor as to the consequences of Australian withholding taxes and the availability of a foreign tax credit or deduction. See “Australian Tax Considerations—Taxation of Dividends.” You should also consult your tax advisor regarding the application of the foreign tax credit rules to the QEF and mark-to-market regimes described above in the event we are a PFIC (as we believe to be the case with respect to taxable year 2018 and as we may be in future taxable years).

Sale, Exchange or Other Disposition of ADSs or Ordinary Shares

If you are a U.S. Holder of our ADSs or ordinary shares in a taxable year in which we are a PFIC (and any subsequent taxable years), then this section generally will not apply to you—instead, see the discussion above under “—Certain Tax Consequences If We Are A Passive Foreign Investment Company.”

Subject to the PFIC rules discussed above, you generally will, for U.S. federal income tax purposes, recognize capital gain or loss on a sale, exchange or other disposition of ADSs or ordinary shares equal to the difference between the amount realized on the disposition (determined in the case of sales or exchanges in currencies other than U.S. dollars by reference to the spot exchange rate in effect on the date of the sale or exchange or, if sold or exchanged on an established securities market and you are a cash basis taxpayer or an electing accrual basis taxpayer, the spot exchange rate in effect on the settlement date) and your adjusted tax basis (as determined in U.S. dollars) in the ADSs or ordinary shares. Your initial tax basis will be your U.S. dollar purchase price for such ADSs or ordinary shares.

Assuming we are not a PFIC and have not been treated as a PFIC during your holding period for your ADSs or ordinary shares, this recognized gain or loss will generally be long-term capital gain or loss if you have held the ADSs or ordinary shares for more than one year. Generally, if you are a non-corporate U.S. Holder, long-term capital gains are subject to U.S. federal income tax at preferential rates. For foreign tax credit limitation purposes, gain or loss recognized upon a disposition generally will be treated as from sources within the United States. However, in limited circumstances, the Treaty can re-source U.S. source income as Australian source income. The deductibility of capital losses is subject to limitations for U.S. federal income tax purposes.

You should consult your own tax advisor regarding the availability of a foreign tax credit or deduction in respect of any Australian tax imposed on a sale or other disposition of ADSs or ordinary shares. See “—Australian Tax Considerations—Tax on Sales or other Dispositions of Shares.”

Backup Withholding Tax and Information Reporting Requirements

Payments of dividends with respect to the ADSs or ordinary shares and proceeds from the sale, exchange or other disposition of the ADSs or ordinary shares, by a U.S. paying agent or other U.S. intermediary, or made into the United States, will be reported to the IRS and to you as may be required under applicable Treasury regulations. Backup withholding may apply to these payments if you fail to provide an accurate taxpayer identification number or certification of exempt status or otherwise fail to comply with applicable certification requirements. Certain U.S. Holders (including, among others, corporations) are not subject to backup withholding and information reporting. Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules from a payment to you will be refunded (or credited against your U.S. federal income tax liability, if any), provided the required information is timely furnished to the IRS. Prospective investors should consult their own tax advisors as to their qualification for exemption from backup withholding and the procedure for establishing an exemption.

Certain individual U.S. Holders (and under Treasury regulations, certain entities) may be required to report to the IRS (on Form 8938) information with respect to their investment in the ADSs or ordinary shares not held through an account with a U.S. financial institution. If you acquire any of the ADSs or ordinary shares for cash, you may be required to file an IRS Form 926 with the IRS and to supply certain additional information to the IRS if (i) immediately after the transfer, you own directly or indirectly (or by attribution) at least 10% of our total voting power or value or (ii) the amount of cash transferred to us in exchange for the ADSs or ordinary shares when aggregated with all related transfers under applicable regulations, exceeds an applicable dollar threshold. You are urged to consult with your own tax advisor regarding the reporting obligations that may arise from the acquisition, ownership or disposition of our ADSs or ordinary shares.

The discussion above is not intended to constitute a complete analysis of all tax considerations applicable to an investment in ADSs or ordinary shares. You should consult with your own tax advisor concerning the tax consequences to you in your particular situation.

Certain Australian Income Tax Considerations

In this section, we discuss the material Australian income tax, stamp duty and goods and services tax considerations related to the acquisition, ownership and disposal by the absolute beneficial owners of the ordinary shares or ADSs.

It is based upon existing Australian tax law as of the date of this annual report, which is subject to change, possibly retrospectively. This discussion does not address all aspects of Australian tax law which may be important to particular investors in light of their individual investment circumstances, such as shares held by investors subject to special tax rules (for example, financial institutions, insurance companies, tax exempt organizations or funds managers). In addition, this summary does not discuss any foreign or state tax considerations, other than stamp duty.

Prospective investors are urged to consult their tax advisors regarding the Australian and foreign income and other tax considerations of the acquisition, ownership and disposition of the shares. As used in this summary a “Non-Australian Shareholder” is a holder that is not an Australian tax resident and is not carrying on business in Australia through a permanent establishment.

Nature of ADSs for Australian Taxation Purposes

A U.S. holder of ADSs will be treated for Australian taxation purposes as being “absolutely entitled” to the underlying ordinary shares in the Company in accordance with Taxation Ruling TR 2004/D25. Consequently, the underlying ordinary shares will be regarded as owned by the ADS holder for Australian income tax and capital gains tax purposes. Dividends paid on the underlying ordinary shares will also be treated as dividends paid to the ADS holder, as the person beneficially entitled to those dividends. Therefore, in the following analysis we discuss the tax consequences to Non-Australian Shareholders of holding ordinary shares for Australian taxation purposes. We note that the holder of an ADS will be treated for Australian tax purposes as the owner of the underlying ordinary shares that are represented by such ADSs.

Taxation of Dividends

Australia operates a dividend imputation system under which dividends may be declared to be “franked” to the extent of tax paid on company profits. Fully franked dividends are not subject to dividend withholding tax. An exemption for dividend withholding tax can also apply to unfranked dividends that are declared to be conduit foreign income, or CFI, and paid to Non-Australian Shareholders. Dividend withholding tax will be imposed at 30%, unless a shareholder is a resident of a country with which Australia has a double taxation agreement and qualifies for the benefits of the treaty. Under the provisions of the current Double Taxation Convention between Australia and the United States, the Australian tax withheld on unfranked dividends that are not declared to be CFI paid by us to a resident of the United States which is beneficially entitled to that dividend is limited to 15% where that resident is a qualified person for the purposes of the Double Taxation Convention between Australia and the United States.

If a Non-Australian Shareholder is a company and owns a 10% or more interest, the Australian tax withheld on dividends paid by us to which a resident of the United States is beneficially entitled is limited to 5%. In limited circumstances the rate of withholding can be reduced to zero.

Tax on Sales or other Dispositions of Shares—Capital gains tax

Non-Australian Shareholders will not be subject to Australian capital gains tax on the gain made on a sale or other disposal of ordinary shares, unless they, together with associates, hold 10% or more of our issued capital, at the time of disposal or for 12 months of the last 2 years prior to disposal.

Non-Australian Shareholders who own an associate inclusive interest of 10% or more would be subject to Australian capital gains tax provided that more than 50% of our direct or indirect assets, determined by reference to market value, consists of Australian land, leasehold interests or Australian mining, quarrying or prospecting rights. The Double Taxation Convention between the United States and Australia is unlikely to limit Australia’s right to tax any gain in these circumstances. Net capital gains are calculated after reduction for capital losses, which may only be offset against capital gains. The net capital gain is included in the Non-Australian Shareholder’s income and may be reduced by any other Australian deductions or carry forward tax losses, subject to satisfying the relevant tax loss recoupment rules.

A 12.5% non-final withholding obligation applies when a non-resident disposes of certain taxable Australian property (which can include shares in a company as discussed above).

Tax on Sales or other Dispositions of Shares—Shareholders Holding Shares on Revenue Account

Some Non-Australian Shareholders may hold shares on revenue rather than on capital account for example, share traders. These shareholders may have the gains made on the sale or other disposal of the shares included in their assessable income under the ordinary income taxing provisions of the income tax law, if the gains are sourced in Australia.

Non-Australian Shareholders assessable under these ordinary income provisions in respect of gains made on shares held on revenue account would be assessed for such gains at the Australian tax rates for non-Australian residents, which start at a marginal rate of 32.5%. Where the Non-Australian Shareholder is entitled to the benefit of the Double Taxation Convention between the United States and Australia, it will only be subject to tax on Australian-sourced gains on disposal of the shares where our assets consist wholly or principally of real property situated in Australia. Non-Australian Shareholders that are companies will be assessed at a rate of 30%.

To the extent an amount would be included in a Non-Australian Shareholder’s assessable income under both the capital gains tax provisions and the ordinary income provisions, the capital gain amount would generally be reduced, so that the shareholder would not be subject to double tax in Australia on any part of the income gain or capital gain.

Dual Residency

If a shareholder is a resident of both Australia and the United States under those countries’ domestic taxation laws, that shareholder may be subject to tax as an Australian resident. If, however, the shareholder is determined to be a U.S. resident for the purposes of the Double Taxation Convention between the United States and Australia, the Australian tax would be subject to limitation by the Double Taxation Convention. Shareholders should obtain specialist taxation advice in these circumstances.

Stamp Duty

No Australian stamp duty is payable by Australian residents or non-Australian residents on the issue and trading of our shares on the basis that all of our issued shares remain quoted on the ASX at all times, and no shareholder acquires or commences to hold (on an associate inclusive basis) 90% or more of all of our issued shares.

No Australian stamp duty is payable on the issue and trading of ADSs.

Australian Death Duty

Australia does not have estate or death duties. As a general rule, no capital gains tax liability is realized upon the inheritance of a deceased person’s shares. The disposal of inherited shares by beneficiaries may, however, give rise to a capital gains tax liability if the gain falls within the scope of Australia’s jurisdiction to tax.

Goods and Services Tax

The issue or transfer of shares by or to a non-Australian resident investor will not incur Australian goods and services tax.

F.	Dividends and Paying Agents

We have not declared or paid any dividends on our ordinary shares, and we do not anticipate paying any dividends in the foreseeable future. Our Board of Directors presently intends to reinvest all earnings in the continued development and operation of our business.

Any future determination relating to our dividend policy will be made at the discretion of our Board of Directors and will depend on then existing conditions, including our financial condition, results of operations, contractual restrictions in our debt arrangements, capital requirements, business prospects and other factors our Board of Directors may deem relevant.

Any dividend we declare will be paid to the holders of ADSs, subject to the terms of the deposit agreement, to the same extent as holders of our ordinary shares, to the extent permitted by applicable law and regulations, less the fees and expenses payable under the deposit agreement. Any dividend we declare will be distributed by the depositary bank to the holders of the ADSs, subject to the terms of the deposit agreement. See “Description of Securities Other Than Equity Securities—American Depositary Shares.”

G.	Statement by Experts

Competent Persons Statement

As required by Australian securities laws and the ASX Listing Rules, we hereby notify Australian investors that the information in this annual report that relates to Exploration Results, Coal Reserves, Production Targets, Mining, Coal Preparation, Infrastructure, and Cost Estimation was extracted from our ASX announcements dated May 17, 2018, March 28, 2017 and December 2, 2015 which are available to view on the Company’s website at www.paringaresources.com.au.

As required by Australian securities laws and the ASX Listing Rules, we hereby notify Australian investors that the information in the original ASX announcements that related to Exploration Results is based on, and fairly represents, information compiled or reviewed by Mr. Kirt W. Suehs, a Competent Person who is a Member of The American Institute of Professional Geologists. Mr. Suehs was employed by MM&A. Mr. Suehs has sufficient experience that is relevant to the style of mineralization and type of deposit under consideration and to the activity being undertaken to qualify as a Competent Person as defined in the 2012 Edition of the ‘Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves’ and to qualify as a Qualified Person as defined in the 2011 Edition of the National Instrument 43-101 and Canadian Institute of Mining’s Definition Standards on Mineral Reserves and Mineral Resources.

As required by Australian securities laws and the ASX Listing Rules, we hereby notify Australian investors that the information in the original ASX announcements that related to Coal Reserves, Mining, Coal Preparation, Infrastructure, Production Targets and Cost Estimation is based on, and fairly represents, information compiled or reviewed by Messrs. Justin S. Douthat and Gerard J. Enigk, both of whom are Competent Persons and are Registered Members of the Society for Mining, Metallurgy & Exploration. Messrs. Douthat and Enigk are employed by MM&A. Messrs. Douthat, and Enigk have sufficient experience that is relevant to the style of mineralization and type of deposit under consideration and to the activity being undertaken to qualify as Competent Persons as defined in the 2012 Edition of the ‘Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves’ and to qualify as Qualified Persons as defined in the 2011 Edition of the National Instrument 43-101 and Canadian Institute of Mining’s Definition Standards on Mineral Reserves and Mineral Resources.

We confirm to Australian investors that: a) we are not aware of any new information or data that materially affects the information included in the original ASX announcements; b) all material assumptions and technical parameters underpinning the Coal Reserve, Production Target, and related forecast financial information derived from the Production Target included in the original ASX announcements continue to apply and have not materially changed; and c) the form and context in which the relevant Competent Persons’ findings are presented in this annual statement have not been materially modified from the original ASX announcements.

H.	Documents on Display

We are subject to the information reporting requirements of the Exchange Act, applicable to foreign private issuers and under those requirements will file reports with the SEC. You may read and copy the annual report on Form 20-F, including the related exhibits and schedules, and any document we file with the SEC without charge at the SEC’s public reference room at 100 F Street, N.E., Room 1580, Washington, DC 20549. You may also obtain copies of the documents at prescribed rates by writing to the Public Reference Section of the SEC at 100 F Street, N.E., Room 1580, Washington, DC 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. The SEC also maintains an Internet website that contains reports and other information regarding issuers that file electronically with the SEC. Our filings with the SEC will also available to the public through the SEC’s website at www.sec.gov.

As a foreign private issuer, we will be exempt from the rules under the Exchange Act related to the furnishing and content of proxy statements, and our officers, directors and principal shareholders will be exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we will not be required under the Exchange Act to file annual, quarterly and current reports and financial statements with the SEC as frequently or as promptly as U.S. domestic companies whose securities are registered under the Exchange Act. However, we will file with the SEC, within 120 days after the end of each fiscal year, or such applicable time as required by the SEC, an annual report on Form 20-F containing financial statements audited by an independent registered public accounting firm, and may submit to the SEC, on a Form 6-K, unaudited quarterly financial information.

In addition, since our ordinary shares are traded on the ASX, we have file annual and semi-annual reports with, and furnish information to, the ASX, as required under the ASX Listing Rules and the Corporations Act. Copies of our filings with the ASX can be retrieved electronically at www.asx.com.au. We also maintain a web site at paringaresources.com. The information contained on our website or available through our website is not incorporated by reference into and should not be considered a part of this annual report on Form 20-F, and the reference to our website in this annual report on Form 20-F is an inactive textual reference only.

I.	Subsidiary Information.

Not applicable.

ITEM 11.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Interest rate risk. At June 30, 2018, 2017 and 2016, the Company had cash and cash equivalents of $22.6 million, $34.8 million and $0.3 million, respectively, primarily held in bank accounts and short-term deposits. Our primary exposure to market risk is interest rate sensitivity, which is affected primarily by changes in market interest rates. Due to the short-term duration of our investment portfolio and the low risk profile of our investments, an immediate 10% increase in interest rates would not have a material effect on the fair market value of our portfolio.

Foreign currency risk. Foreign currency risk refers to the risk that the fair value of future cash outflows of an exposure will fluctuate because of changes in foreign currency exchange rates. During the fiscal year ended June 30, 2017, the Australian entities in the consolidated group changed their functional currency from Australian dollars to U.S. dollars and the consolidated group changed its presentation currency from Australian dollars to U.S. dollars. Following this change, the functional currencies of all consolidated group entities is now U.S. dollars and the consolidated group’s exposure to the risk of changes in foreign exchange rate relates primarily to assets and liabilities that are denominated in currencies other than U.S. dollars. The consolidated group also has transactional currency exposures relating to transactions denominated in currencies other than U.S. dollars. The currency in which these transactions primarily are denominated is Australian dollars. It is our current policy not to enter into any hedging or derivative transactions to manage foreign currency risk. At June 30, 2018, the majority of our cash and short-term deposits were denominated in U.S. dollars, being $20.5 million. At June 30, 2018, our net asset foreign currency exposure to Australian dollars was $1.6 million.

Credit risk. Credit risk refers to the risk that a counterparty will default on its contractual obligations resulting in a financial loss to us. During the years ended June 30, 2018, 2017 and 2016, we were in the development and exploration phase respectively and consequently made no sales, and were not exposed to any material credit risk.

Liquidity risk. Ultimate responsibility for liquidity risk management rests with our Board of Directors. We manage liquidity risk by continuously monitoring forecast and actual cash flows and matching maturity profiles of financial assets with liabilities and commitments. Based on our current financial position, and assuming drawdown of the second and final tranche of the Project Loan Facility, we expect to have sufficient cash flow to complete the construction of the Poplar Grove Mine and to maintain adequate liquidity to satisfy working capital requirements.

Commodity Price Risk. Although we are currently engaged in only exploration and development activities, we are exposed to commodity price risk because commodity prices affect the economic feasibility of mining on our properties and the value of such properties. Commodity prices can be volatile and are influenced by factors beyond our control. In addition, we expect to start selling our coal product during fiscal 2019. We have entered into two long-term, fixed-price coal supply agreements with major regulated utilities having coal fired power plants on the Ohio River Market. We expect that sales under the agreements will represent approximately 51% of the first five years of production. We believe the “fixed price, fix tons” nature of these agreements will reduce the volatility of our future revenues. We currently do not enter into hedging or derivative transactions to manage commodity price risk.

Recent Accounting Pronouncements

For information regarding recently adopted and issued accounting pronouncements, see Note 1 to our audited consolidated financial statements appearing elsewhere in this annual report on Form 20-F.

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES
A.	Debt Securities.

Not applicable.

B.	Warrants and rights.

Not applicable.

C.	Other Securities.

Not applicable.

D.	American Depositary Shares

The Bank of New York Mellon, as depositary, will register and deliver American Depositary Shares, also referred to as ADSs. Each ADS represents 50 shares (or a right to receive 50 shares) deposited with The Hongkong and Shanghai Banking Corporation Limited, as custodian for the depositary in Australia, as custodian for the depositary. The depositary’s office at which the ADSs will be administered is located at 101 Barclay Street, New York, New York 10286. The Bank of New York Mellon’s principal executive office is located at 225 Liberty Street, New York, New York 10286.

Fees and Expenses

Persons depositing or withdrawing ordinary shares or ADS holders must pay the depositary:	For:
US$5.00 (or less) per 100 ADSs (or portion of 100 ADSs)	•	Issuance of ADSs, including issuances resulting from a distribution of shares or rights or other property
	•	Cancellation of ADSs for the purpose of withdrawal, including if the deposit agreement terminates
US$0.05 (or less) per ADS	•	Any cash distribution to ADS holders
A fee equivalent to the fee that would be payable if securities distributed to you had been shares and the shares had been deposited for issuance of ADSs	•	Distribution of securities distributed to holders of deposited securities which are distributed by the depositary to ADS holders
US$0.05 (or less) per ADS per calendar year	•	Depositary services
Registration or transfer fees	•	Registration of transfers of shares on our share register to or from the name of the depositary or its nominee or the custodian or its nominee when you deposit or withdraw shares
Expenses of the depositary	•	Cable and facsimile transmissions (when expressly provided in the deposit agreement)
	•	Converting foreign currency to U.S. dollars
Taxes and other governmental charges the depositary or the custodian have to pay on any ADS or share underlying an ADS, for example, stock transfer taxes, stamp duty or withholding taxes	•	As necessary
Any charges incurred by the depositary, custodian or their agents for servicing the deposited securities	•	As necessary

The depositary collects its fees for delivery and surrender of ADSs directly from investors depositing shares or surrendering ADSs for the purpose of withdrawal or from intermediaries acting for them. The depositary collects fees for making distributions to investors by deducting those fees from the amounts distributed or by selling a portion of distributable property to pay the fees. The depositary may collect its annual fee for depositary services by deduction from cash distributions or by directly billing investors or by charging the book-entry system accounts of participants acting for them. The depositary may collect any of its fees by deduction from any cash distribution payable (or by selling a portion of securities or other property distributable) to ADS holders that are obligated to pay those fees. The depositary may generally refuse to provide fee-attracting services until its fees for those services are paid.

From time to time, the depositary may make payments to us to reimburse us for costs and expenses generally arising out of establishment and maintenance of the ADS program, waive fees and expenses for services provided to us by the depositary or share revenue from the fees collected from ADS holders. In performing its duties under the deposit agreement, the depositary may use brokers, dealers, foreign currency dealers or other service providers that are owned by or affiliated with the depositary and that may earn or share fees, spreads or commissions.

The depositary may convert currency itself or through any of its affiliates and, in those cases, acts as principal for its own account and not as agent, advisor, broker or fiduciary on behalf of any other person and earns revenue, including, without limitation, transaction spreads, that it will retain for its own account. The revenue is based on, among other things, the difference between the exchange rate assigned to the currency conversion made under the deposit agreement and the rate that the depositary or its affiliate receives when buying or selling foreign currency for its own account. The depositary makes no representation that the exchange rate used or obtained in any currency conversion under the deposit agreement will be the most favorable rate that could be obtained at the time or that the method by which that rate will be determined will be the most favorable to ADS holders, subject to the depositary’s obligations under the deposit agreement. The methodology used to determine exchange rates used in currency conversions is available upon request.

In fiscal 2018, the depositary did not reimburse to us any fees or expenses.

PART II.

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

ITEM 15.	CONTROLS AND PROCEDURES
A.	Disclosure Controls and Procedures

Our management, with the participation of our chief executive officer and our chief financial officer, evaluated the effectiveness of our disclosure controls and procedures as of June 30, 2018. “Disclosure controls and procedures,” as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act, are designed to ensure that information required to be disclosed by a company in the reports that it files or submits under the Exchange Act is (i) recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission’s rules and forms and (ii) accumulated and communicated to the company’s management, including its principal executive officer and principal financial officer, as appropriate to allow timely decisions regarding required disclosure. Based on the evaluation of our disclosure controls and procedures, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures were effective as of June 30, 2018. Any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives.

B.	Management’s Report on Internal Control over Financial Reporting

This annual report does not include a report of management’s assessment regarding internal control over financial reporting due to a transition period established by rules of the Securities and Exchange Commission for newly public companies.

C.	Attestation Report of the Registered Public Accounting Firm

This annual report does not include an attestation report of our company’s Registered Public Accounting firm, because an emerging growth company under JOBS Act is exempted from such attestation requirement.

D.	Changes in Internal Control over Financial Reporting

During the period covered by this annual report, there were no changes in our internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16A.	AUDIT COMMITTEE FINANCIAL EXPERT

Our board of directors has determined that Mr. Hjelte is an audit committee financial expert and is independent under the listing standards of the Nasdaq Capital Market for audit committee members and the heightened independence requirement for audit committee members required by Rule 10A-3 under the Exchange Act.

ITEM 16B.	CODE OF ETHICS

We have adopted a code of ethics that applies to our executive officers, including our chief executive officer, chief financial officer, chief accounting officer or controller, or persons performing similar functions. The code of ethics is publicly available under the “Corporate” section of our website at www.paringaresources.com. Written copies are available upon request. If we make any substantive amendment to the code of ethics or grant any waivers, including any implicit waiver, from a provision of the codes of ethics, we will disclose the nature of such amendment or waiver on our website.

ITEM 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth, for each of the years indicated, the fees billed by Deloitte Touche Tohmatsu, which has served as our principal independent registered public accounting firm for the last two completed fiscal years.

Services Rendered	Fiscal 2017 $000	Fiscal 2018 $000
Audit	$23	$112
Audited-Related	$112	$324
Tax	—	—
Other	—	—
Total	$135	$436

Pre-Approval Policies and Procedures

Our Audit Committee has adopted policies and procedures for the pre-approval of audit and non-audit services rendered by our independent registered public accounting firm. Pre-approval of an audit or non-audit service may be given as a general pre-approval, as part of the audit committee’s approval of the scope of the engagement of our independent registered public accounting firm, or on an individual basis. Any proposed services exceeding general pre-approved levels also requires specific pre-approval by our audit committee. All of the fees described above were pre-approved by our board of directors prior to our listing on Nasdaq and by the Audit Committee after our listing on Nasdaq.

ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

In connection with our initial listing on Nasdaq and registration under the Exchange Act, we have elected to use the exemption from audit committee standards set forth in Rule 10A-3(b)(1)(iv). One additional independent director will be appointed to the audit committee during the one year after our listing on Nasdaq, as required by the rules of the SEC and Nasdaq. Our board of directors has determined that reliance on the phase-in exemption does not materially adversely affect the ability of our audit committee to act independently and to satisfy the other requirements of Rule 10A-3.

ITEM 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Neither we, nor any affiliated purchaser of us, purchased any of our securities during the year ended June 30, 2018.

ITEM 16F.	CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

None.

ITEM 16G.	CORPORATE GOVERNANCE

Exemptions from Certain Nasdaq Corporate Governance Rules

The Nasdaq rules allows for a foreign private issuer, such as Paringa, to follow its home country practices in lieu of certain of the Nasdaq’s corporate governance standards. We rely on exemptions from certain corporate governance standards that are contrary to the laws, rules, regulations or generally accepted business practices in Australia, as described below:

•	We rely on an exemption from the independence requirements for a majority of our Board of Directors as prescribed by Nasdaq rules. The ASX Listing Rules do not require us to have a majority of independent directors although ASX Corporate Governance Principles do recommend a majority of independent directors. Accordingly, because Australian law and generally accepted business practices in Australia regarding director independence differ to the independence requirements under the Nasdaq rules, we claim this exemption.
•	We rely on an exemption from the requirement that our independent directors meet regularly in executive sessions under the Nasdaq rules. The ASX Listing Rules and the Corporations Act do not require the independent directors of an Australian company to have such executive sessions and, accordingly, we claim this exemption.

•	We rely on an exemption from the quorum requirements applicable to meetings of shareholders under the Nasdaq rules. In compliance with Australian law, our Constitution provides that two shareholders present shall constitute a quorum for a general meeting. The Nasdaq rules require that an issuer provide for a quorum as specified in its by-laws for any meeting of the holders of ordinary shares, which quorum may not be less than 33 1/3% of the outstanding shares of an issuer’s voting ordinary shares. Accordingly, because applicable Australian law and rules governing quorums at shareholder meetings differ from Nasdaq’s quorum requirements, we claim this exemption.
•	We rely on an exemption from the requirement that we establish compensation and nominating committees and that all members of such committees be independent as defined by Nasdaq. Nasdaq rules would require that nominations to be determined, or recommended to the board of directors for determination, either by a compensation committee comprised of independent directors or by a majority of the independent directors on our board of directors. Instead, compensation of our directors and officers will be determined by our board of directors. The ASX Listing Rules and Australian law do not require an Australian company to establish a compensation committee, known in Australia as a remuneration committee, or a nominating committee comprised solely of non-executive directors if the company is not included in the S&P/ASX300 Index at the beginning of its fiscal year. The Company was not included on the S&P/ASX300 Index at the beginning of its last fiscal year and, hence, is not required under ASX Listing Rules to have a remuneration committee or a nominating committee. The ASX Corporate Governance Principles and Recommendations contain a non-binding recommendation that all ASX-listed companies should have a remuneration committee and nominating committee comprised of at least three members, a majority of whom (including the chair) are “independent”. While these recommendations contain guidelines for assessing independence, ASX-listed entities are able to adopt their own definitions of an independent director for this purpose and is different from the definition in Nasdaq rules.
•	We rely on an exemption from the requirement prescribed by the Nasdaq rules that issuers obtain shareholder approval prior to the issuance of securities in connection with certain acquisitions, private placements of securities, or the establishment or amendment of certain stock option, purchase or other compensation plans. Applicable Australian law and rules differ from Nasdaq rules, with the ASX Listing Rules providing generally for prior shareholder approval in numerous circumstances, including (i) issuance of equity securities exceeding 15% (or an additional 10% capacity to issue equity securities for the proceeding 12 month period if shareholder approval by shareholder resolution is sought at the Company’s annual general meeting) of our issued share capital in any 12-month period (but, in determining the available limit, securities issued under an exception to the rule or with shareholder approval are not counted), (ii) issuance of equity securities to related parties (as defined in the ASX Listing Rules) and (iii) directors or their associates acquiring securities under an employee incentive plan. Due to differences between Australian law and rules and the Nasdaq shareholder approval requirements, we seek to claim this exemption.
•	We rely on an exemption from the requirement that issuers must in compliance with Nasdaq rules maintain charters for a nomination committee and compensation committee. In addition, we rely on an exemption from the requirement that issuers must maintain a code of conduct in compliance with the Nasdaq rules. Applicable Australian law does not require the Company to maintain any charters for their committees nor does such law require the Company maintain a code of conduct.

Following our home country governance practices, as opposed to the requirements that would otherwise apply to a United States company listed on the Nasdaq Capital Market, may provide less protection than is accorded to investors in a U.S. issuer.

ITEM 16H.	MINE SAFETY DISCLOSURE

The information set forth in Exhibit 16.1 is incorporated herein by reference.

PART III.

ITEM 17.	FINANCIAL STATEMENTS

We have elected to provide financial statements and related information pursuant to Item 18.

ITEM 18.	FINANCIAL STATEMENTS

The consolidated financial statements and the related notes required by this Item are included in this annual report on Form 20-F beginning on page F-1.

ITEM 19.	EXHIBITS.
Exhibits	Description
1.1	Certificate of the Registration of Paringa Resources Limited (incorporated by reference to Exhibit 1.1 to the Company’s Registration Statement on Form 20-F, filed on September 4, 2018).
1.2	Constitution of Paringa Resources Limited (incorporated by reference to Exhibit 1.2 to the Company’s Registration Statement on Form 20-F, filed on September 4, 2018).
2.1	Deposit Agreement between Paringa Resources Limited and The Bank of New York Mellon, as depositary, and Owners and Holders of the American Depositary Shares, dated September 27, 2018.
2.2	Form of American Depositary Receipt evidencing American Depositary Shares (included in Exhibit 4.1).
4.1
Coal Supply Agreement between Louisville Gas and Electric company and KU Energy, LLC and Hartshorne Mining Group LLC, dated October 15, 2015* (incorporated by reference to Exhibit 4.1 to the Company’s Registration Statement on Form 20-F, filed on September 4, 2018).

4.2
Amendment No. 1 to Coal Supply Agreement and Producer’s Certificate, dated May 20, 2016* (incorporated by reference to Exhibit 4.2 to the Company’s Registration Statement on Form 20-F, filed on September 4, 2018).

4.3
Project Facility Agreement, between Macquarie Bank Limited and Paringa Resources Limited, dated May 17. 2018* (incorporated by reference to Exhibit 4.3 to the Company’s Amendment No. 3 to the Registration Statement on Form 20-F, filed on September 27, 2018).

4.4
Fixed Price Contract, dated June 23, 2017, by and between Hartshorne Mining, LLC and Fricke Management and Contracting, Inc.* (incorporated by reference to Exhibit 4.4 to the Company’s Registration Statement on Form 20-F, filed on September 4, 2018).

4.5
Unit Price Contract, dated October 26, 2017, by and between Hartshorne Mining, LLC and Frontier-Kemper Constructors, Inc.* (incorporated by reference to Exhibit 4.5 to the Company’s Registration Statement on Form 20-F, filed on September 4, 2018).

4.6	Form of Executive Employment Agreement for executive officers (incorporated by reference to Exhibit 4.6 to the Company’s Registration Statement on Form 20-F, filed on September 4, 2018).
4.7	Form of Indemnity, Insurance and Access for Directors (incorporated by reference to Exhibit 4.7 to the Company’s Registration Statement on Form 20-F, filed on September 4, 2018).
8.1	List of subsidiaries of Paringa Resources Limited (incorporated by reference to Exhibit 8.1 to the Company’s Registration Statement on Form 20-F, filed on September 4, 2018).
12.1	Section 302 Certification of Chief Executive Officer
12.2	Section 302 Certification of Chief Financial Officer
13.1	Section 906 Certification of Chief Executive Officer
13.2	Section 906 Certification of Chief Financial Officer
15.1	Consent of Marshall Miller & Associates, Inc.
16.1	Mine Safety Disclosure
100.1	XBRL
101.1	XBRL
*	Confidential treatment has been obtained with respect to certain portions of this exhibit. Omitted portions have been filed separately with the Securities and Exchange Commission.

Paringa Resources Limited

ANNUAL CONSOLIDATED FINANCIAL STATEMENTS

for the years ended June 30, 2018, 2017 and 2016

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the shareholders and the Board of Directors of Paringa Resources Limited

Opinion on the Financial Statements

We have audited the accompanying consolidated statements of financial position of Paringa Resources Limited and subsidiaries (the “Company”) as of June 30, 2018 and 2017, the related consolidated statements of profit or loss and other comprehensive income, changes in equity, and cash flows for each of the three years in the period ended June 30, 2018, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of June 30, 2018 and 2017, and the results of its operations and its cash flows for each of the three years in the period ended June 30, 2018, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ DELOITTE TOUCHE TOHMATSU

Perth, Australia

October 31, 2018

We have served as the Company’s auditor since fiscal 2014.

CONSOLIDATED STATEMENTS OF PROFIT OR LOSS AND OTHER
COMPREHENSIVE INCOME
FOR THE YEARS ENDED JUNE 30, 2018, 2017 AND 2016

	Note	2018	2017	2016
		US$000	US$000	US$000
Continuing operations
Interest income		341	111	50
Exploration and evaluation expenses		—	(1,526)	(1,327)
Corporate and administrative expenses		(1,207)	(594)	(302)
Business development expenses		(269)	(331)	(96)
Foreign stock exchange listing expenses		(767)	—	—
Employment expenses	2	(2,958)	(2,337)	(2,245)
Share based payment expenses	2	(2,298)	(674)	(507)
Depreciation and impairment expenses	2	(13)	(541)	(30)
Other income and expenses	2	56	(63)	(24)
Loss before income tax		(7,115)	(5,955)	(4,481)
Income tax expense	3	—	—	—
Net loss for the year		(7,115)	(5,955)	(4,481)
Net loss attributable to members of Paringa Resources Limited		(7,115)	(5,955)	(4,481)

Other comprehensive income
Items that may be reclassified subsequently to profit or loss:
Exchange differences on translation of foreign operations		—	187	(59)
Total other comprehensive income/(loss) for the year, net of tax		—	187	(59)
Total comprehensive loss for the year, net of tax		(7,115)	(5,768)	(4,540)
Total comprehensive loss attributable to members of Paringa Resources Limited		(7,115)	(5,768)	(4,540)

Basic and diluted loss per share from continuing operations (US$ per share)	17	(0.02)	(0.03)	(0.03)

The above Consolidated Statements of Profit or Loss and other Comprehensive Income should be read in conjunction with the accompanying notes.

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
AS AT JUNE 30, 2018 AND 2017

	Note	2018	2017
		US$000	US$000
ASSETS
Current Assets
Cash and cash equivalents	5	22,623	34,802
Trade and other receivables	6	78	265
Total Current Assets		22,701	35,067

Non-Current Assets
Property, plant and equipment	7	59,065	26,068
Exploration and evaluation assets	8	—	—
Other assets	9	6,551	4,044
Total Non-Current Assets		65,616	30,112
TOTAL ASSETS		88,317	65,179

LIABILITIES
Current Liabilities
Trade and other payables	10	9,892	837
Provisions	11	22	17
Other liabilities	12	—	3,750
Total Current Liabilities		9,914	4,604

Non-Current Liabilities
Provisions	13	1,313	—
Total Non-Current Liabilities		1,313	—
TOTAL LIABILITIES		11,227	4,604

NET ASSETS		77,090	60,575

EQUITY
Contributed equity	14	102,278	81,194
Reserves	15	3,003	457
Accumulated losses	16	(28,191)	(21,076)
TOTAL EQUITY		77,090	60,575

The above Consolidated Statements of Financial Position should be read in conjunction with the accompanying notes.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
FOR THE YEARS ENDED JUNE 30, 2018, 2017 AND 2016

	Contributed Equity	Share-Based Payments Reserve	Foreign Currency Translation Reserve	Accumulated Losses	Total Equity
	US$000	US$000	US$000	US$000	US$000
Balance at July 1, 2017	81,194	2,810	(2,353)	(21,076)	60,575
Net loss for the year	—	—	—	(7,115)	(7,115)
Exchange differences on translation of foreign operations	—	—	—	—	—
Total comprehensive income/(loss) for the year	—	—	—	(7,115)	(7,115)
Share placements	22,678	—	—	—	22,678
Share issue costs	(1,714)	248	—	—	(1,466)
Exercise of employee options and placement options	120	—	—	—	120
Share based payments expense	—	2,298	—	—	2,298
Balance at June 30, 2018	102,278	5,356	(2,353)	(28,191)	77,090

Balance at July 1, 2016	32,833	1,151	(2,540)	(15,121)	16,323
Net loss for the year	—	—	—	(5,955)	(5,955)
Exchange differences on translation of foreign operations	—	—	187	—	187
Total comprehensive income/(loss) for the year	—	—	187	(5,955)	(5,768)
Share placements	50,664	—	—	—	50,664
Share issue costs	(2,941)	—	—	—	(2,941)
Exercise of employee options and placement options	638	(269)	—	—	369
Grant of lender options	—	1,254	—	—	1,254
Share based payments expense	—	674	—	—	674
Balance at June 30, 2017	81,194	2,810	(2,353)	(21,076)	60,575

Balance at July 1, 2015	29,139	888	(2,481)	(10,640)	16,906
Net loss for the year	—	—	—	(4,481)	(4,481)
Exchange differences on translation of foreign operations	—	—	(59)	—	(59)
Total comprehensive income/(loss) for the year	—	—	(59)	(4,481)	(4,540)
Share placements	3,711	—	—	—	3,711
Share issue costs	(261)	—	—	—	(261)
Conversion of employee rights	244	(244)	—	—	—
Share based payments expense	—	507	—	—	507
Balance at June 30, 2016	32,833	1,151	(2,540)	(15,121)	16,323

The above Consolidated Statements of Changes in Equity should be read in conjunction with the accompanying notes.

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED JUNE 30, 2018, 2017 AND 2016

	Note	2018	2017	2016
		US$000	US$000	US$000
Cash flows from operating activities
Payments to suppliers and employees		(4,478)	(5,072)	(3,895)
Interest received		346	82	53
Royalties received		—	—	4
Net cash outflow from operating activities	5(a)	(4,132)	(4,990)	(3,838)

Cash flows from investing activities
Payments for property, plant and equipment	7	(23,384)	(4,478)	(52)
Payments for advanced royalties	9	(389)	—	—
Payments for security deposits and bonds	9	(656)	—	—
Payments for deferred consideration	12	(3,750)	(3,750)	(500)
Payments for exploration and evaluation assets	8	—	(347)	(324)
Proceeds from sale of plant and equipment		—	—	18
Net cash outflow from investing activities		(28,179)	(8,575)	(858)

Cash flows from financing activities
Proceeds from issue of shares	14(a)	22,798	51,033	3,711
Payments for share issue costs		(1,408)	(2,905)	(261)
Payments for borrowing costs	9	(1,314)	—	—
Net cash inflow from financing activities		20,076	48,128	3,450

Net increase/(decrease) in cash and cash equivalents		(12,235)	34,563	(1,246)
Net foreign exchange differences		56	(64)	(62)
Cash and cash equivalents at beginning of the year		34,802	303	1,611
Cash and cash equivalents at the end of the year	5	22,623	34,802	303

The above Consolidated Statements of Cash Flows should be read in conjunction with the accompanying notes.

NOTES TO AND FORMING PART OF THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED JUNE 30, 2018, 2017 AND 2016

1.	STATEMENT OF SIGNIFICANT ACCOUNTING POLICIES

The significant accounting policies adopted in preparing the financial report of Paringa Resources Limited (“Paringa” or “Company”) and its consolidated entities (“Consolidated Entity” or “Group”) for the years ended June 30, 2018, 2017 and 2016 are stated to assist in a general understanding of the financial report.

Paringa is a company limited by shares incorporated and domiciled in Australia whose shares are publicly traded on the Australian Securities Exchange (“ASX”) in Australia under the symbol ‘PNL’ and whose American depositary shares (“ADSs”) are publicly traded on the Nasdaq Capital Market (“Nasdaq”) in the U.S. under the symbol ‘PNRL’.

The consolidated financial statements of the Group for the years ended June 30, 2018, 2017 and 2016 were authorised for issue in accordance with a resolution of the Directors on October 30, 2018.

(a)	Basis of Preparation

The financial statements are general purpose financial statements, which have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

The Group is a for-profit entity for the purposes of preparing the consolidated financial statements.

The financial statements have been prepared on a historical cost basis.

The financial statements are presented in United States dollars (US$).

The consolidated financial statements have been prepared on a going concern basis, which assumes the continuity of normal business activity and the realisation of assets and the settlement of liabilities in the ordinary course of business.

(b)	New standards, interpretations and amendments adopted by the Group

In the current year, the Group has adopted all of the new and revised Standards and Interpretations issued by the IASB that are relevant to its operations and effective for the current annual reporting period.

The adoption of these new and revised standards has not resulted in any significant changes to the Group's accounting policies or to the amounts reported for the current or prior periods. The Group has not early adopted any other standard, interpretation or amendment that has been issued but is not yet effective.

(c)	New standards, interpretations and amendments not yet applied by the Group

International Financial Reporting Standards and Interpretations that have recently been issued or amended but are not yet effective have not been adopted by the Group for the annual reporting period ended June 30, 2018. Those which may be relevant to the Group are set out in the table below.

Standard or Interpretation	Application Date of Standard	Application Date for Group
IFRS 9 Financial Instruments, and relevant amending standards	January 1, 2018	July 1, 2018
IFRS 15 Revenue from Contracts with Customers, and relevant amending standards	January 1, 2018	July 1, 2018
Amendments to IFRS 2 Share-based Payments – Classification and Measurement of Share-based Payment Transactions	January 1, 2018	July 1, 2018
IFRIC 22 Foreign Currency Transactions and Advance Consideration	January 1, 2018	July 1, 2018
IFRS 16 Leases	January 1, 2019	July 1, 2019

The impact of the adoption of IFRS 9 Financial Instruments, IFRS 15 Revenue from Contracts with Customers, and IFRS 16 Leases is set out below. The adoption of the other standards, interpretations and amendments are not expected to have any significant impact on the Group's financial statements.

IFRS 9 Financial Instruments

IFRS 9 Financial Instruments addresses the classification, measurement and derecognition of financial assets and financial liabilities, introduces new rules for hedge accounting and a new impairment model for financial assets.

IFRS 9 Financial Instruments is mandatory for financial years commencing on or after January 1, 2018. The Group will apply the new rules retrospectively from July 1, 2018, with the practical expedients permitted under the standard. Comparatives for the 2017 financial year will not be restated.

The Group has reviewed its financial assets and liabilities, as set out below, and is not expecting any significant impact from the adoption of the new standard on July 1, 2018.

Balances of financial assets and liabilities as at June 30, 2018 are as set out below:

2018
US$000
Financial Assets
Cash and cash equivalents	22,623
Trade and other receivables	78
Other non-current financial assets	1,102
23,803
Financial Liabilities
Trade and other payables	9,892
9,892

The Group’s primary financial asset is cash and, as there is no change in the accounting for this financial asset under IFRS 9, no significant impact of the new standard is anticipated.

The measurement category for the Group’s key financial assets will change from “loans and receivables” under IAS 39 to “financial assets at amortised cost” under IFRS 9 but other than the impairment recognition criteria discussed below, there is no significant change to the recognition criteria.

There will be no impact on the Group’s accounting for financial liabilities, as the new requirements only affect the accounting for financial liabilities that are designated at fair value through profit or loss and the Group does not have any such liabilities. The derecognition rules have been transferred from IAS 39 Financial Instruments: Recognition and Measurement and have not been changed.

The Group does not currently engage in any hedging activities and accordingly any changes to hedge accounting rules under IFRS 9 do not impact on the Group.

The new impairment model requires the recognition of impairment provisions based on expected credit losses (ECL) rather than only incurred credit losses as is the case under IAS 139. The Company has no significant receivables and does not expect the change in recognition of impairment to have any impact.

The new standard also introduces expanded disclosure requirements and changes in presentation. These may change the nature and extent of the Group’s disclosures about its financial instruments going forward as the Group’s operations change however no significant impact is expected in the year of the adoption of the new standard.

IFRS 15 Revenue from Contracts with Customers

The IASB has issued a new standard for the recognition of revenue. This will replace IAS 18 which covers revenue arising from the sale of goods and the rendering of services and IAS 11 which covers construction contracts. The new standard is based on the principle that revenue is recognised when control of a good or service transfers to a customer. The standard permits either a full retrospective or a modified retrospective approach for the adoption.

IFRS 15 Revenue from Contracts with Customers is mandatory for financial years commencing on or after January 1, 2018. The Group intends to adopt the standard using the modified retrospective approach which means that the cumulative impact of the adoption will be recognised in retained earnings as of July 1, 2018 and that comparatives will not be restated.

Management has assessed the effects of applying the new standard on the Group’s financial statements as follows:

As at June 30, 2018, the Group’s only income was interest income. IFRS 15 will not have any impact on the recognition of interest income and accordingly does not have any significant impact on reported results and balances.

Once the Group commences production and starts receiving coal sales revenues, the Group will recognise revenue in accordance with the requirements of the new standard.

IFRS 16 Leases

IFRS 16 was issued in February 2016. It will result in almost all leases being recognised on the balance sheet, as the distinction between operating and finance leases is removed. Under the new standard, an asset (the right to use the leased item) and a financial liability to pay rentals are recognised. The exceptions are short-term and low-value leases.

The Group is in the process of assessing the impact of adopting the new standard and how this may affect the Group’s profit or loss and classification of cash flows going forward. The adoption of this standard is mandatory for financial years commencing on or after January 1, 2019. At this stage, the Group does not intend to adopt the standard before its effective date.

(d)	Principles of Consolidation

The consolidated financial statements incorporate the assets and liabilities of all subsidiaries of the Company and the results of all subsidiaries.

Control is achieved when the Company has power over the investee, is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to use its power to affect its returns. The Company reassesses whether or not it controls an investee if facts and circumstances indicate that there are changes to one or more of the three elements of control listed above. When the Company has less than a majority of the voting rights of an investee, it has power over the investee when the voting rights are sufficient to give it the practical ability to direct the relevant activities of the investee unilaterally. The Company considers all relevant facts and circumstances in assessing whether or not the Company's voting rights in an investee are sufficient to give it power.

Subsidiaries are all those entities (including special purpose entities) over which the Company has the power to govern the financial and operating policies, is exposed or has rights to variable returns from its involvement and has the ability to use its power to affect the returns of those entities. The existence and effect of potential voting rights that are currently exercisable or convertible are considered when assessing whether the Company controls another entity.

The financial statements of the subsidiaries are prepared for the same reporting period as the Company, using consistent accounting policies. Accounting policies of subsidiaries have been changed where necessary to ensure consistency with the policies adopted by the Company.

Subsidiaries are fully consolidated from the date on which control is transferred to the Company. They are de-consolidated from the date that control ceases. Intercompany transactions and balances, income and expenses and profits and losses between Group companies, are eliminated.

A change in the ownership interest of a subsidiary that does not result in a loss of control, is accounted for as an equity transaction. All investments in subsidiaries made by the parent are held at cost.

(e)	Cash and Cash Equivalents

Cash and cash equivalents include cash on hand, deposits held at call with banks, other short-term highly liquid investments with original maturities of three months or less, and bank overdrafts.

(f)	Trade and Other Receivables

Trade receivables are recognised and carried at original invoice amount less a provision for any uncollectable debts. An estimate for doubtful debts is made when collection of the full amount is no longer probable. Bad debts are written-off as incurred.

(g)	Investments and Other Financial Assets

Financial assets in the scope of IAS 39 Financial Instruments: Recognition and Measurement are classified as either financial assets at fair value through profit or loss, loans and receivables, held-to-maturity investments, or available-for-sale investments, as appropriate. When financial assets are recognised initially they are measured at fair value, plus, in the case of investments not at fair value through profit or loss, directly attributable transaction costs. The Group determines the classification of its financial assets after initial recognition and, when allowed and appropriate, re-evaluates this designation at each financial year-end. Accounting policies below are only included for those financial assets held by the Group.

Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. They arise when the Group provides money, goods or services directly to a debtor with no intention of selling the receivable. They are included in current assets, except for those with maturities greater than twelve months after the reporting date which are classified as non-current assets. Loans and receivables are included in receivables in the statement of financial position.

(h)	Leases

Leases of property, plant and equipment where the Group, as lessee, has substantially all the risks and rewards of ownership are classified as finance leases. Finance leases are capitalised at the lease’s inception at the fair value of the leased property or, if lower, the present value of the minimum lease payments. The corresponding rental obligations, net of finance charges, are included in other short-term and long-term payables. Each lease payment is allocated between the liability and finance cost. The finance cost is charged to profit or loss over the lease period so as to produce a constant periodic rate of interest on the remaining balance of the liability for each period. The property, plant and equipment acquired under finance leases is depreciated over the shorter of the asset’s useful life and the lease term.

Leases where a significant portion of the risks and rewards of ownership are not transferred to the Group as lessee are classified as operating leases (Note 23). Payments made under operating leases (net of any incentives received from the lessor) are charged to profit or loss on a straight-line basis over the period of the lease.

(i)	Property, Plant and Equipment
(i)	Cost and valuation

All classes of property, plant and equipment are measured at historical cost.

Plant and equipment is stated at historical cost less accumulated depreciation and any accumulated impairment losses. Such cost includes the cost of replacing parts that are eligible for capitalisation when the cost of replacing the parts is incurred. Similarly, when each major inspection is performed, its cost is recognised in the carrying amount of the plant and equipment as a replacement only if it is eligible for capitalisation. All other repairs and maintenance are recognised in the Statement of Profit or Loss and other Comprehensive Income as incurred.

(ii)	Depreciation and Amortisation

Depreciation is provided on a straight-line basis on all property, plant and equipment.

	2018	2017	2016
Major depreciation and amortisation periods are:
Land and buildings	25 years	25 years	25 years
Plant and equipment	2 – 10 years	2 – 10 years	2 – 10 years
Mine development properties	Unit of production(a)	Unit of production(a)	Unit of production(a)
(a)	Mine development properties are amortised over the life of the reserves associated with the area of interest once mining operations have commenced, i.e. once commercial production has commenced. The Buck Creek Complex was not in commercial production during the year ended June 30, 2018, 2017 or 2016, and consequently no unit of production amortisation arose in these reporting periods

The assets' residual values, useful lives and amortisation methods are reviewed, and adjusted if appropriate, at each financial year end.

(iii)	Derecognition

An item of property, plant and equipment is derecognised upon disposal or when no further future economic benefits are expected from its use or disposal.

(j)	Exploration and Evaluation Expenditure

Expenditure on exploration and evaluation is accounted for in accordance with the 'area of interest' method and with IFRS 6 Exploration for and Evaluation of Mineral Resources.

Exploration and evaluation expenditure encompasses expenditures incurred by the Group in connection with the exploration for and evaluation of mineral resources before the technical feasibility and commercial viability of extracting a mineral resource are demonstrable.

For each area of interest, expenditure incurred in the acquisition of rights to explore is capitalised, classified as tangible or intangible, and recognised as an exploration and evaluation asset. This includes certain payments made to landowners under the Group’s coal leases which are considered part of the acquisition costs. Exploration and evaluation assets are measured at cost at recognition and are recorded as an asset if:

(i)	the rights to tenure of the area of interest are current; and
(ii)	at least one of the following conditions is also met:
•	the exploration and evaluation expenditures are expected to be recouped through successful development and exploitation of the area of interest, or alternatively, by its sale; and
•	exploration and evaluation activities in the area of interest have not at the reporting date reached a stage which permits a reasonable assessment of the existence or otherwise of economically recoverable reserves, and active and significant operations in, or in relation to, the area of interest are continuing.

All other exploration and evaluation expenditures are expensed as incurred.

Once the technical feasibility and commercial viability of a program or project has been demonstrated with a bankable feasibility study, the carrying amount of the exploration and evaluation expenditure in respect of the area of interest is reclassified as a “mine development property” and future expenditures incurred in the development of that area of interest are accounted for in accordance with the Group’s policy for Property, Plant & Equipment, as described above.

Impairment

Capitalised exploration costs are reviewed each reporting date to establish whether an indication of impairment exists. If any such indication exists, the recoverable amount of the capitalised exploration costs is estimated to determine the extent of the impairment loss (if any). Where an impairment loss subsequently reverses, the carrying amount of the asset is increased to the revised estimate of its recoverable amount, but only to the extent that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognised for the asset in previous years.

Where a decision is made to proceed with development, accumulated expenditure is tested for impairment and transferred to development properties, and then amortised over the life of the reserves associated with the area of interest once mining operations have commenced. Recoverability of the carrying amount of the exploration and evaluation assets is dependent on successful development and commercial exploitation, or alternatively, sale of the respective areas of interest.

(k)	Payables

Liabilities are recognised for amounts to be paid in the future for goods and services received. Trade accounts payable are normally settled within 60 days.

(l)	Provisions

Provisions are recognised when the group has a legal or constructive obligation, as a result of past events, for which it is probable that an outflow of economic benefits will result and that outflow can be reliably measured.

(m)	Interest Income

Interest revenue is recognised on a time proportionate basis that takes into account the effective yield on the financial assets.

(n)	Income Tax

The income tax expense for the period is the tax payable on the current period's taxable income based on the national income tax rate for each jurisdiction adjusted by changes in deferred tax assets and liabilities attributable to temporary differences between the tax bases of assets and liabilities and their carrying amounts in the financial statements, and to unused tax losses.

Deferred tax assets and liabilities are recognised for temporary differences at the tax rates expected to apply when the assets are recovered or liabilities are settled, based on those tax rates which are enacted or substantively enacted for each jurisdiction. The relevant tax rates are applied to the cumulative amounts of deductible and taxable temporary differences to measure the deferred tax asset or liability. An exception is made for certain temporary differences arising from the initial recognition of an asset or a liability. No deferred tax asset or liability is recognised in relation to these temporary differences if they arose on goodwill or in a transaction, other than a business combination, that at the time of the transaction did not affect either accounting profit or taxable profit or loss.

Deferred tax liabilities and assets are not recognised for temporary differences between the carrying amount and tax bases of investments in controlled entities where the Company is able to control the timing of the reversal of the temporary differences and it is probable that the differences will not reverse in the foreseeable future.

Deferred tax assets are recognised for deductible temporary differences and unused tax losses only if it is probable that future taxable amounts will be available to utilise those temporary differences and losses.

The carrying amount of deferred income tax assets is reviewed at each reporting date and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the deferred income tax asset to be utilised.

Unrecognised deferred income tax assets are reassessed at each balance date and are recognised to the extent that it has become probable that future taxable profit will allow the deferred tax asset to be recovered.

Current and deferred tax balances attributable to amounts recognised directly in equity are also recognised directly in equity.

Deferred tax assets and deferred tax liabilities are offset only if a legally enforceable right exists to set off current tax assets against tax liabilities and the deferred tax liabilities relate to the same taxable entity and the same taxation authority.

Paringa Resources Limited and its wholly-owned Australian subsidiaries have not yet formed an income tax consolidated group under the tax consolidation regime.

(o)	Employee Entitlements
(i)	Short-term and Long-term employee benefits

A liability is recognised for benefits accruing to employees in respect of wages and salaries, annual leave, long service leave, and sick leave when it is probable that settlement will be required and they are capable of being measured reliably. Liabilities recognised in respect of short-term employee benefits, are measured at their nominal values using the remuneration rate expected to apply at the time of settlement.

Liabilities recognised in respect of long term employee benefits are measured as the present value of the estimated future cash outflows to be made by the Group in respect of services provided by employees up to reporting date.

(ii)	Defined contribution plans

Eligible U.S. employees participate in the Group’s defined contribution 401(k) savings plan, under which eligible employees may elect to make voluntary contributions to the plan up to a specified amount of their compensation. The Group makes matching contributions based on a percent of an employee's eligible compensation. Eligible Australian employees receive statutory employer contributions to employee superannuation funds. These contributions are charged as expenses when incurred. These contributions are not defined benefits programs. Consequently, there is no exposure to market movements on employee superannuation liabilities or entitlements.

(p)	Earnings per Share

Basic earnings per share (“EPS”) is calculated by dividing the net profit or loss attributable to members of the Company for the reporting period, after excluding any costs of servicing equity, by the weighted average number of Ordinary Shares of the Company, adjusted for any bonus issue.

Diluted EPS is calculated by dividing the basic EPS earnings, adjusted by the after-tax effect of financing costs associated with dilutive potential Ordinary Shares and the effect on revenues and expenses of conversion to Ordinary Shares associated with dilutive potential Ordinary Shares, by the weighted average number of Ordinary Shares and dilutive Ordinary Shares adjusted for any bonus issue.

(q)	Goods and Services Tax

Revenues, expenses and assets are recognised net of the amount of GST, except where the amount of GST incurred is not recoverable from the Australian Tax Office. In these circumstances, the GST is recognised as part of the cost of acquisition of the asset or as part of the expense. Receivables and payables in the statement of financial position are shown inclusive of GST.

Cash flows are presented in the cash flow statement on a gross basis, except for the GST component of investing and financing activities, which are disclosed as operating cash flows.

(r)	Segment Reporting

An operating segment is a component of an entity that engages in business activities from which it may earn revenues and incur expenses (including revenues and expenses relating to transactions with other components of the same entity), whose operating results are regularly reviewed by the entity's chief operating decision maker to make decisions about resources to be allocated to the segment and assess its performance and for which discrete financial information is available. This includes start-up operations which are yet to earn revenues. Management will also consider other factors in determining operating segments such as the existence of a line manager and the level of segment information presented to the Board of Directors.

Operating segments have been identified based on the information provided to the chief operating decision makers – being the executive management team.

Operating segments that meet the quantitative criteria as prescribed by IFRS 8 are reported separately. However, an operating segment that does not meet the quantitative criteria is still reported separately where information about the segment would be useful to users of the financial statements.

Information about other business activities and operating segments that are below the quantitative criteria are combined and disclosed in a separate category for “all other segments”.

The accounting policies of the operating segments are the same as those described elsewhere in Note 1. Further information on segmental reporting is included in Note 20.

(s)	Impairment of Assets

The Group assesses at each reporting date whether there is an indication that an asset may be impaired. If any such indication exists, or when annual impairment testing for an asset is required, the Group makes an estimate of the asset's recoverable amount. An asset's recoverable amount is the higher of its fair value less costs to sell and its value in use and is determined for an individual asset, unless the asset does not generate cash inflows that are largely independent of those from other assets or groups of assets and the asset's value in use cannot be estimated to be close to its fair value. In such cases the asset is tested for impairment as part of the cash-generating unit to which it belongs. When the carrying amount of an asset or cash-generating unit exceeds its recoverable amount, the asset or cash-generating unit is considered impaired and is written down to its recoverable amount.

In assessing the value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset.

An assessment is also made at each reporting date as to whether there is any indication that previously recognised impairment losses may no longer exist or may have decreased. If such indication exists, the recoverable amount is estimated. A previously recognised impairment loss is reversed only if there has been a change in the estimates used to determine the asset's recoverable amount since the last impairment loss was recognised. If that is the case the carrying amount of the asset is increased to its recoverable amount. That increased amount cannot exceed the carrying amount that would have been determined, net of depreciation, had no impairment loss been recognised for the asset in prior years. Such reversal is recognised in profit or loss unless the asset is carried at a revalued amount, in which case the reversal is treated as a revaluation increase. After such a reversal, the depreciation charge is adjusted in future periods to allocate the asset's revised carrying amount, less any residual value, on a systematic basis over its remaining useful life.

(t)	Fair Value Estimation

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date, regardless of whether that price is directly observable or estimated using another valuation technique. In estimating the fair value of an asset or a liability, the Group takes into account the characteristics of the asset or liability if market participants would take those characteristics into account when pricing the asset or liability at measurement date.

Fair value for measurement and/or disclosure purposes in these consolidated financial statements is determined on such a basis, except for share-based payment transactions that are within the scope of IFRS 2, leasing transactions that are within the scope of IAS 17, and measurements that have some similarities to fair value but are not fair value, such as value in use in IAS 36.

In addition, for financial reporting purposes, fair value measurements are categorised into Level 1, 2 or 3 based on the degree to which inputs to the fair value measurements are observable and the significance of the inputs to the fair value measurement in its entirety, which are described as follows:

•	Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the entity can access at measurement date;
•	Level 2 inputs are inputs, other than quoted prices included within Level 1, that are observable for that asset or liability, either directly or indirectly; and
•	Level 3 inputs are unobservable inputs for the asset or liability.

As disclosed above, the fair value of financial instruments traded in active markets, Level 1 in the hierarchy noted above, such as available-for-sale securities, is based on quoted market prices at the reporting date. The quoted market price used for financial assets held by the Group is the current bid price; the appropriate quoted market price for financial liabilities is the current ask price.

The nominal value less estimated credit adjustments of trade receivables and payables are assumed to approximate their fair values. The fair value of financial liabilities for disclosure purposes is estimated by discounting the future contractual cash flows at the current market interest rate that is available to the Group for similar financial instruments.

(u)	Issued and Unissued Capital

Ordinary Shares are classified as equity. Issued and paid up capital is recognised at the fair value of the consideration received by the Company.

Incremental costs directly attributable to the issue of new shares or options are shown in equity as a deduction, net of tax, from the proceeds.

(v)	Foreign Currencies
(i)	Functional and presentation currency

The functional currency of each of the Group's entities is measured using the currency of the primary economic environment in which that entity operates. The consolidated financial statements are presented in United States dollars which is the Company's functional and presentation currency.

(ii)	Transactions and balances

Foreign currency transactions are translated into functional currency using the exchange rates prevailing at the date of the transaction. Foreign currency monetary items are translated at the year-end exchange rate. Non-monetary items measured at historical cost continue to be carried at the exchange rate at the date of the transaction. Non-monetary items measured at fair value are reported at the exchange rate at the date when fair values were determined.

Exchange differences arising on the translation of monetary items are recognised in the Statement Profit or Loss and other Comprehensive Income, except where deferred in equity as a qualifying cash flow or net investment hedge.

Exchange differences arising on the translation of non-monetary items are recognised directly in equity to the extent that the gain or loss is directly recognised in equity, otherwise the exchange difference is recognised in the other Comprehensive Income.

(iii)	Group companies

The financial results and position of foreign operations whose functional currency is different from the Group's presentation currency are translated as follows:

•	assets and liabilities are translated at year-end exchange rates prevailing at that reporting date;
•	income and expenses are translated at average exchange rates for the period; and
•	items of equity are translated at the historical exchange rates prevailing at the date of the transaction.

Exchange differences arising on translation of foreign operations are transferred directly to the group's foreign currency translation reserve in the statement of financial position. These differences are recognised in the Statement of Profit or Loss and other Comprehensive Income in the period in which the operation is disposed.

(w)	Share-Based Payments

Equity-settled share-based payments are provided to officers, employees, consultants and other advisors. These share-based payments are measured at the fair value of the equity instrument at the grant date. Fair value is determined using the Binomial option pricing model. Further details on how the fair value of equity-settled share based payments has been determined can be found in Note 19.

The fair value determined at the grant date is expensed on a straight-line basis over the vesting period, based on the Company's estimate of equity instruments that will eventually vest. At each reporting date, the Company revises its estimate of the number of equity instruments expected to vest. The impact of the revision of the original estimates, if any, is recognised in profit or loss over the remaining vesting period, with a corresponding adjustment to the share based payments reserve.

Equity-settled share-based payments may also be provided as consideration for the acquisition of assets. Where Ordinary Shares are issued, the transaction is recorded at fair value based on the quoted price of the Ordinary Shares at the date of issue. The acquisition is then recorded as an asset or expensed in accordance with accounting standards.

(x)	Mine rehabilitation

Mine rehabilitation costs include the dismantling and removal of mining plant, equipment and building structures, waste removal and rehabilitation of the site in accordance with the requirements of the mining permits. Such costs are determined using estimates of future costs, current legal requirements and technology. Mine rehabilitation costs are recognised in full at present value as a non-current liability. An equivalent amount is capitalised as part of the cost of the asset when an obligation arises to decommission or restore a site to a certain condition after abandonment as a result of bringing the assets to its present location. The capitalised cost is amortised over the life of the project and the provision is accreted periodically as the discounting of the liability unwinds. The unwinding of the discount is recorded as a finance cost.

Any changes in the estimates for the costs or other assumptions against the cost of relevant assets are accounted for on a prospective basis. In determining the costs of site restoration there is uncertainty regarding the nature and extent of the restoration due to community expectations and future legislation.

(y)	Use and Revision of Accounting Estimates, Judgements and Assumptions

The preparation of the financial report requires management to make judgements, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates. The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognised in the period in which the estimate is revised if the revision affects only that period, or in the period of the revision and future periods if the revision affects both current and future periods.

In particular, information about significant areas of estimation uncertainty and critical judgements in applying accounting policies that have the most significant effect on the amount recognised in the financial statements are described in the following notes:

•	Share-based payments (Note 19)
•	Provision for mine rehabilitation (Note 13)
2.	OTHER INCOME AND EXPENSES
		2018	2017	2016
	Note	US$000	US$000	US$000
Other income and expenses
Net foreign exchange gain/(loss)		56	(63)	—
Royalty income		—	—	4
Loss on disposal of plant and equipment		—	—	(28)
Total other income included in profit or loss		56	(63)	(24)

Depreciation and impairment
Depreciation of plant and equipment	7	(13)	(21)	(30)
Impairment of exploration and evaluation assets	8	—	(520)	—
Total depreciation and impairment included in profit or loss		(13)	(541)	(30)

Employment expenses
Salaries and wages		(2,141)	(1,582)	(1,696)
Defined contribution plans		(58)	(64)	(51)
Termination benefits		(23)	(2)	(4)
Travel expenses		(161)	(400)	(267)
Other employee expenses		(575)	(289)	(227)
Employment expenses included in profit or loss		(2,958)	(2,337)	(2,245)
Share-based payment expenses included in profit or loss		(2,298)	(674)	(507)
Total employment expenses included in profit or loss		(5,256)	(3,011)	(2,752)
3.	INCOME TAX
	2018	2017	2016
	US$000	US$000	US$000
Recognised in profit or loss
Current income tax:
Current income tax benefit in respect of the current year	—	—	—
Deferred income tax:
Origination and reversal of temporary differences	—	—	—
Income tax expense reported in profit or loss	—	—	—

Reconciliation between tax expense and accounting loss before income tax
Accounting loss before income tax	(7,115)	(5,955)	(4,481)
At the domestic income tax rate of 27.5% (2017: 27.5%)	(1,957)	(1,638)	(1,344)
Effect of decrease in Australian income tax rate	—	63	—
Effect of higher tax rates in the United States	(284)	(297)	(169)
Expenditure not allowable for income tax purposes	844	263	250
Income not assessable for income tax purposes	(15)	—	—
Adjustments in respect of deferred income tax of previous years	(416)	(95)	417
Effect of deferred tax assets not brought to account	1,828	1,704	846
Income tax expense reported in profit or loss	—	—	—

	2018	2017	2016
	US$000	US$000	US$000

Deferred Tax Assets and Liabilities
Deferred Tax Liabilities:
Accrued income	7	8	—
Property, plant and equipment	361	—	—
Deferred tax assets used to offset deferred tax liabilities	(368)	(8)	—
	—	—	—
Deferred Tax Assets:
Accrued expenditure	50	15	6
Capital allowances	934	860	643
Provisions	369	6	—
Tax losses available to offset against future taxable income	6,373	4,657	3,096
Deferred tax assets used to offset deferred tax liabilities	(368)	(8)	—
Deferred tax assets not brought to account[1]	(7,358)	(5,530)	(3,745)
	—	—	—

Notes:

1	The benefit of deferred tax assets not brought to account will only be brought to account if: (a) future assessable income is derived of a nature and of an amount sufficient to enable the benefit to be realised; (b) the conditions for deductibility imposed by tax legislation continue to be complied with; and (c) no changes in tax legislation adversely affect the Group in realising the benefit. The Group will assess the recoverability of the unrecognised deferred tax assets as construction and ultimately commissioning of the Poplar Grove Mine occurs. Construction is expected to continue throughout the 2018 calendar year with commissioning expected to occur in the 2019 calendar year.
2	The Company and its wholly-owned Australian resident entities have formed a tax consolidated group from 16 October 2013 and are therefore taxed as a single entity from that date. The head entity within the Australian tax consolidated group is Paringa Resources Limited.
4.	DIVIDENDS PAID OR PROVIDED FOR ON ORDINARY SHARES

No dividends have been paid or proposed for the year ended June 30, 2018 (2017: Nil) (2016: Nil).

5.	CASH AND CASH EQUIVALENTS
		2018	2017	2016
	Note	US$000	US$000	US$000
Cash at bank and on hand		22,623	34,802	303
Deposits at call		—	—	—
		22,623	34,802	303

(a) Reconciliation of loss before income tax to net cash flows from operations
Net loss for the year		(7,115)	(5,955)	(4,481)
Adjustment for non-cash income and expense items:
Depreciation of plant and equipment	7	13	21	30
Impairment of exploration and evaluation assets	8	—	520	—
Loss on disposal of plant and equipment	2	—	—	28
Provision for employee entitlements		5	17	(1)
Share based payment expense	20	2,298	674	507
Net foreign exchange differences		(56)	251	—
Change in operating assets and liabilities:
(Increase)/decrease in trade and other receivables		187	(667)	90
Increase/(decrease) in trade and other payables		536	149	(11)
Net cash outflow from operating activities		(4,132)	(4,990)	(3,838)

6.	TRADE AND OTHER RECEIVABLES
	2018	2017
	US$000	US$000
Accrued interest	24	29
GST receivable	39	198
Prepayments	10	33
Other receivables	5	5
	78	265
7.	PROPERTY, PLANT AND EQUIPMENT
	Mine development properties	Mine plant and equipment	Other plant and equipment	Total
	US$000	US$000	US$000	US$000
2018
Net book value at July 1, 2017	25,969	—	99	26,068
Additions	16,127	16,883	—	33,010
Depreciation charges [1]	—	—	(13)	(13)
Net book value at June 30, 2018	42,096	16,883	86	59,065
- at cost	42,096	16,883	204	59,183
- accumulated depreciation and impairment		—	(118)	(118)

2017
Net book value at July 1, 2016	—	—	120	120
Transfer from exploration and evaluation assets [2]	15,336	—	—	15,336
Additions	4,633	—	—	4,633
Amended acquisition consideration [3]	6,000	—	—	6,000
Depreciation charges [1]	—	—	(21)	(21)
Net book value at June 30, 2017	25,969	—	99	26,068
- at cost	25,969	—	204	26,173
- accumulated depreciation and impairment	—	—	(105)	(105)

2016
Net book value at July 1, 2015	—	—	145	145
Additions	—	—	52	52
Disposals	—	—	(47)	(47)
Depreciation charges	—	—	(30)	(30)
Net book value at June 30, 2016	—	—	120	120
- at cost	—	—	196	196
- accumulated depreciation and impairment	—	—	(76)	(76)

Notes:

1	No depreciation is recognised in respect of ‘mine development properties’ or ‘mine plant and equipment’ until mining operations have commenced. The associated assets were not available for intended use at June 30, 2018.
2	During the 2017 financial year, the Group made a decision to proceed with development of the Poplar Grove Mine, located within the Buck Creek Complex. Accumulated exploration and evaluation expenditure in respect of the Buck Creek Complex was transferred to ‘mine development properties’ and ‘advance royalties’ (as appropriate).
3	During the 2017 financial year, the Group amended the terms of the final vendor payment required as part of the Company’s original acquisition of the Buck Creek coal leases in 2012 (“Acquisition”). The Acquisition previously required the Company to pay a final vendor payment of US$12 million (“Final Payment”) to complete the acquisition. The Final Payment was reduced to US$6 million. No liability was previously recorded for the US$12 million payment, as this was to be paid at the Group’s option only if it elected to complete the transaction. The US$6 million Final Payment was recorded as a liability with a corresponding increase to ‘mine development properties’. During the 2017 financial year, the Group paid the first instalment of the Final Payment, being US$2.25 million, and the final instalment of US$3.75 million has was paid during the 2018 financial year (refer Note 12).

8.	EXPLORATION AND EVALUATION ASSETS
	Buck Creek Complex	Arkoma Coal Project	Total
	US$000	US$000	US$000
2018
Net book value at July 1, 2017	—	—	—
Net book value at June 30, 2018	—	—	—

2017
Net book value at July 1, 2016	17,037	507	17,544
Additions	329	13	342
Impairment charges [1]	—	(520)	(520)
Transfer to ‘mine development properties’	(15,336)	—	(15,336)
Transfer to ‘advance royalties’	(2,030)	—	(2,030)
Net book value at June 30, 2017 [2]	—	—	—

Notes:

1	During the 2017 financial year, the Group made a decision to impair the accumulated exploration and evaluation expenditures associated with its Arkoma Coal Project on the basis that these costs are unlikely to be recouped through successful development and commercial exploitation.
2	The ultimate recoupment of costs carried forward for exploration and evaluation is dependent on the successful development and commercial exploitation or sale of the respective areas of interest.
9.	OTHER ASSETS
	2018	2017
	US$000	US$000
Restricted cash (security deposits and bonds)	1,102	446
Advance royalties [1]	2,462	2,073
Capitalised borrowing costs [2]	2,987	1,525
	6,551	4,044

Notes:

1	The Group’s coal leases require the payment of annual minimum advanced royalties prior to the commencement of mining operations and the payment of earned royalties once mining operations commence. The advance royalties paid became recoupable against any earned royalties due under the coal leases on a lease-by-lease basis once the Company determined to move forward with development.
2	Borrowing costs relate to the committed US$21.7 million Project Loan Facility (“PLF”) from Macquarie Bank Limited to develop the Poplar Grove Mine, which have been capitalised during fiscal 2017 and 2018. These costs will be offset against the related borrowing when drawn down. The first US$15 million tranche of the PLF was drawn down subsequent to the end of the 2018 financial year.
10.	TRADE AND OTHER PAYABLES
	2018	2017
	US$000	US$000
Trade creditors	9,837	712
Accrued expenses	55	125
	9,892	837
11.	PROVISIONS (CURRENT)
	2018	2017
	US$000	US$000
Provision for employee entitlements	22	17
	22	17

12.	OTHER LIABILITIES
	2018	2017
	US$000	US$000
Deferred consideration payable[1]	—	3,750
	—	3,750

Notes:

1	As part of the Group’s original acquisition of the Buck Creek coal leases in 2012, a final vendor payment of US$3.75 million was payable by the Group by the earlier of December 31, 2017 or the date on which the Group closes on a debt financing that provides sufficient funds for the development, construction and operation of the Poplar Grove Mine. Refer to Note 7 for further information.
13.	PROVISIONS (NON-CURRENT)
	2018	2017
	US$000	US$000
Mine rehabilitation	1,313	—
	1,313	—

Notes:

1	The Group commenced construction of the Poplar Grove Mine during fiscal 2018, which has resulted in the creation of a rehabilitation obligation. The Group will assess its mine rehabilitation provision as development activities progress, and subsequently on at least an annual basis, or where evidence exists that the provision should be reviewed. Significant judgement is required in determining the provision for mine rehabilitation and closure as there are many factors that will affect the ultimate liability payable to rehabilitate the mine site, including future disturbances caused by further development, changes in technology, changes in regulations, price increases, changes in timing of cash flows which are based on life of mine plans and changes in discount rates. When these factors change or become known in the future, such differences will impact the mine rehabilitation provision in the period in which the change becomes known. Accretion of the provision will commence when development has been completed.
14.	CONTRIBUTED EQUITY
			2018	2017
	Note		US$000	US$000
Issued capital
454,386,181 fully paid ordinary shares (June 30, 2017: 316,425,699)	14(a	)	102,278	81,194
			102,278	81,194

Notes:

1	Ordinary shares have no par value and the company does not have a limited amount of authorised capital.
(a)	Movements in issued capital
	Thousands of Shares	US$000
2018
Opening balance at July 1, 2017	316,426	81,194
Institutional placement (May 2018)	31,818	5,275
Institutional entitlement offer (May 2018)	55,593	9,215
Retail entitlement offer (June 2018)	50,049	8,188
Share issue costs	—	(1,714)
Exercise of employee options and placement options	500	120
Closing balance at June 30, 2018	454,386	102,278

	Thousands of Shares	US$000
2017
Opening balance at July 1, 2016	154,899	32,833
Share placement (August 2016)	38,200	4,903
Share placement (December 2016)	19,248	5,951
Share placement (April – June 2017)	101,923	39,810
Share issue costs	—	(2,941)
Exercise of employee options and placement options	2,156	638
Closing balance at June 30, 2017	316,426	81,194
(b)	Rights Attaching to Shares

The rights attaching to fully paid ordinary shares (“Shares”) arise from a combination of the Company's Constitution, statute and general law.

(i)	Shares - The issue of shares in the capital of the Company and options over unissued shares by the Company is under the control of the Directors, subject to the Corporations Act 2001, ASX Listing Rules and any rights attached to any special class of shares.
(ii)	Meetings of Members - Directors may call a meeting of members whenever they think fit. Members may call a meeting as provided by the Corporations Act 2001. The Constitution contains provisions prescribing the content requirements of notices of meetings of members and all members are entitled to a notice of meeting. A meeting may be held in two or more places linked together by audio-visual communication devices. A quorum for a meeting of members is two shareholders. The Company holds annual general meetings in accordance with the Corporations Act 2001 and the Listing Rules.
(iii)	Voting - Subject to any rights or restrictions at the time being attached to any shares or class of shares of the Company, each member of the Company is entitled to receive notice of, attend and vote at a general meeting. Resolutions of members will be decided by a show of hands unless a poll is demanded. On a show of hands each eligible voter present has one vote. However, where a person present at a general meeting represents personally or by proxy, attorney or representative more than one member, on a show of hands the person is entitled to one vote only despite the number of members the person represents. On a poll, each eligible member has one vote for each fully paid share held and a fraction of a vote for each partly paid share determined by the amount paid up on that share.
(iv)	Changes to the Constitution - The Company's Constitution can only be amended by a special resolution passed by at least three quarters of the members present and voting at a general meeting of the Company. At least 28 days' written notice specifying the intention to propose the resolution as a special resolution must be given.
(v)	Listing Rules - Provided the Company remains admitted to the Official List, then despite anything in its Constitution, no act may be done that is prohibited by the Listing Rules, and authority is given for acts required to be done by the Listing Rules. The Company's Constitution will be deemed to comply with the Listing Rules as amended from time to time.
15.	RESERVES
			2018	2017	2016
	Note		US$000	US$000	US$000

Share-based payments reserve	15(b	)	5,356	2,810	1,151
Foreign currency translation reserve			(2,353)	(2,353)	(2,540)
			3,003	457	(1,389)
(a)	Nature and Purpose of Reserves
(i)	Share-based payments reserve - The share-based payments reserve is used to record the fair value of employee options and employee rights issued by the Group.

(ii)	Foreign currency translation reserve - Exchange differences arising on translation of foreign controlled entities are taken to the foreign currency translation reserve, as described in Note 1(v). The reserve is recognised in profit or loss when the net investment is disposed of.
(b)	Movements in share-based payments reserve
	Thousands of Options	Thousands of Rights	US$000
2018
Opening balance at July 1, 2017	7,694	16,410	2,810
Grant of employee rights	—	1,650	—
Grant of underwriter options	6,000	—	248
Exercise of employee options	(500)	—	—
Forfeiture/lapse of employee options	(1,250)	(4,430)	—
Share based payments expense	—	—	2,298
Closing balance at June 30, 2018[2]	11,944	13,630	5,356

2017
Opening balance at July 1, 2016	4,400	5,924	1,151
Grant of employee options and employee rights	1,000	16,410	—
Grant of lender options[1]	4,444	—	1,254
Exercise of employee options	(2,150)	—	(269)
Forfeiture of employee rights	—	(5,924)	—
Share based payments expense	—	—	674
Closing balance at June 30, 2017[2]	7,694	16,410	2,810

2016
Opening balance at July 1, 2015	3,900	8,346	888
Grant of employee options	500	—	—
Conversion of employee rights	—	(1,082)	(244)
Forfeiture and lapse of employee rights	—	(1,340)	—
Share based payments expense	—	—	507
Closing balance at June 30, 2016[2]	4,400	5,924	1,151

Notes:

1	During the 2017 financial year, the Company issued 4,444,444 lender options (with an exercise price of A$0.66 and expiring 4 years from their date of issue) to Macquarie Bank Limited in consideration for an offer to provide a five-year US$21.7 million Project Loan Facility (“PLF”) to develop the Poplar Grove Mine. Subsequent to the end of the 2018 financial year, the Company issued a further 4,444,444 options to Macquarie (with an exercise price of A$0.34 and expiring 4 years from their date of issue) following drawdown of the first US$15 million tranche of the PLF.
2	At June 30, 2018, the Company also had on issue 7,494,000 (2017: 7,494,000) placement options exercisable at $0.50 each on or before July 31, 2018 and nil (2017: 1,500,000) placement options exercisable at $0.45 each on or before June 30, 2018 which are not considered share-based payments under IFRS 2 as they were issued as part of a share placement. Any value related to these placement options is included within contributed equity as part of the related placement value.
(c)	Terms and Conditions of Options

Unlisted share options (“Options”) are granted based upon the following terms and conditions:

•	Each Option entitles the holder to the right to subscribe for one Share upon the exercise of each Option;

•	The Options have the following exercise prices and expiry dates:
-	1,000,000 employee Options exercisable at A$0.45 each on or before December 31, 2018;
-	500,000 employee Options exercisable at A$0.50 each on or before December 31, 2018;
-	4,444,444 lender Options exercisable at A$0.66 each on or before April 5, 2021; and
-	6,000,000 underwriter Options exercisable at A$0.33 each on or before June 30, 2021;
•	The Options are exercisable at any time prior to the expiry date, subject to vesting conditions being satisfied (if applicable);
•	Shares issued on exercise of the Options rank equally with the then Shares of the Company;
•	Application will be made by the Company to ASX for official quotation of the Shares issued upon the exercise of the Options;
•	If there is any reconstruction of the issued share capital of the Company, the rights of the Option holders may be varied to comply with the ASX Listing Rules which apply to the reconstruction at the time of the reconstruction; and
•	No application for quotation of the Options will be made by the Company.
(d)	Terms and Conditions of Rights

Unlisted performance rights (“Rights”) are granted based upon the following terms and conditions:

•	Each Right automatically converts into one Share upon vesting of the Right;
•	Each Right is subject to performance conditions (as determined by the Board from time to time) which must be satisfied in order for the Right to vest;
•	The Rights have the following expiry dates:
-	3,535,000 employee Rights subject to the Construction Milestone expiring on December 31, 2018;
-	4,435,000 employee Rights subject to the First Coal Production Milestone expiring on December 31, 2019; and
-	5,660,000 employee Rights subject to the Nameplate Production Milestone expiring on December 31, 2020;
•	Shares issued on conversion of the Rights rank equally with the then Shares of the Company;
•	Application will be made by the Company to ASX for official quotation of the Shares issued upon conversion of the Rights;
•	If there is any reconstruction of the issued share capital of the Company, the rights of the Right holders may be varied to comply with the ASX Listing Rules which apply to the reconstruction at the time of the reconstruction; and
•	No application for quotation of the Rights will be made by the Company.
16.	ACCUMULATED LOSSES
	2018	2017
	US$000	US$000
Balance at July 1	(21,076)	(15,121)
Net loss for the year attributable to members of Paringa Resources Limited	(7,115)	(5,955)
Balance at June 30	(28,191)	(21,076)

17.	EARNINGS PER SHARE

The following reflects the income and share data used in the calculations of basic and diluted earnings per share:

	2018	2017	2016
	US$000	US$000	US$000
Net loss attributable to members of the Parent Entity used in calculating basic and diluted earnings per share	(7,115)	(5,955)	(4,481)
	2018 Thousands of Shares	2017 Thousands of Shares	2016 Thousands of Shares
Weighted average number of Ordinary Shares used in calculating basic and diluted loss per share	326,101	213,376	153,123
(a)	Non-Dilutive Securities

As at balance date, 19,438,444 Options (including 1,500,000 employee options, 4,444,444 lender options, 6,000,000 underwriter options and 7,494,000 placement options) and 13,630,000 employee rights, which together represent 33,068,444 potential Shares (2017: 39,098,444) (2016: 19,324,334), were considered antidilutive as they would decrease the loss per share.

(b)	Conversions, Calls, Subscriptions or Issues after June 30, 2018

There have been no conversions to, calls of, subscriptions for, or issues of Shares or potential Shares since the reporting date and before the completion of this financial report.

18.	RELATED PARTIES
(a)	Subsidiaries
		% Equity Interest
Name	Country of Incorporation	2018	2017	2016
Hartshorne Coal Mining Pty Ltd	Australia	100	100	100
HCM Resources Pty Ltd	Australia	100	100	100
Hartshorne Holdings LLC	USA	100	100	100
Hartshorne Mining Group LLC	USA	100	100	100
Hartshorne Mining LLC	USA	100	100	100
Hartshorne Land LLC	USA	100	100	100
HCM Operations LLC	USA	100	100	100
(b)	Ultimate Parent

Paringa Resources Limited is the ultimate parent of the Group.

(c)	Key Management Personnel

The aggregate compensation made to Key Management Personnel of the Group is set out below:

	2018	2017	2016
	US$000	US$000	US$000
Short-term employee benefits	1,459	1,276	1,337
Post-employment benefits	36	50	35
Termination benefits	5	2	—
Share-based payments	1,950	741	469
Total compensation	3,450	2,069	1,841

No loans were provided to or received from Key Management Personnel during the year ended June 30, 2018 (2017: Nil) (2016: nil).

(d)	Transactions with Related Parties of Key Management Personnel

During the year ended June 30, 2016, Apollo Group Pty Ltd, a company associated with Mr Mark Pearce (who was previously a member of Key Management Personnel), was paid A$198,000 for the provision of serviced office facilities and administration services during the year.

19.	SHARE-BASED PAYMENTS
(a)	Recognised Share-based Payment Expense

From time to time, the Group provides employee options and employee rights to officers, employees, consultants, lenders, and other key advisors as part of remuneration and incentive arrangements. The number of options or rights granted, and the terms of the options or rights granted are determined by the Board. Shareholder approval is sought where required.

During the past three years, the following expenses arising from share-based payments have been recognised:

	2018	2017	2016
	US$000	US$000	US$000
Expense arising from equity-settled share-based payment transactions	2,298	674	507

In addition to share-based payments recognised as an expense through profit or loss: (a) during fiscal 2017 share-based payments of US$1,254,000 were recognised as an asset (capitalised borrowing costs), relating to the issue of 4,444,444 lender options to Macquarie Bank Limited in consideration for an offer to provide a US$21.7 million Project Loan Facility to develop the Poplar Grove Mine (refer to Notes 9 and 15(b) for further details); and (b) during fiscal 2018, share-based payments of US$248,338 were recognised as a deduction from share capital relating to the issue of 6,000,000 underwriter options.

(b)	Summary of Options and Rights Granted as Share-based Payments

The following table illustrates the number and weighted average exercise prices (“WAEP”) of options and rights granted as share-based payments at the beginning and end of the financial year:

	2018 Thousands of Options and Rights	2018 WAEP A$	2017 Thousands of Options and Rights	2017 WAEP A$	2016 Thousands of Options and Rights	2016 WAEP A$
Outstanding at beginning of year	24,104	$0.17	10,324	$0.12	12,246	$0.11
Granted during the year	7,650	$0.26	21,854	$0.15	500	$0.50
Forfeited and lapsed during the year	(5,680)	$0.07	(5,924)	—	(1,340)	—
Exercised/converted during the year	(500)	$0.30	(2,150)	$0.23	(1,082)	—
Outstanding at end of year[1]	25,574	$0.22	24,104	$0.17	10,324	$0.12

Notes:

1	At June 30, 2018, the Company also had on issue 7,494,000 placement options exercisable at $0.50 each on or before July 31, 2018 which are not considered share-based payments under IFRS 2 as they were issued as part of a share placement.

The following options and rights were granted as share-based payments during the past three years:

Series	Security Type	Number	Grant Date	Expiry Date	Exercise Price $	Grant Date Fair Value $
2018
Series 1	Rights	50,000	23-May-17	31-Dec-18	—	A$0.456
Series 2	Rights	100,000	23-May-17	31-Dec-19	—	A$0.456
Series 3	Rights	400,000	23-May-17	31-Dec-20	—	A$0.456
Series 4	Rights	100,000	5-Jun-17	31-Dec-20	—	A$0.413
Series 5	Rights	200,000	16-Oct-17	31-Dec-19	—	A$0.359
Series 6	Rights	500,000	16-Oct-17	31-Dec-20	—	A$0.359
Series 7	Rights	100,000	11-Dec-17	31-Dec-19	—	A$0.351
Series 8	Rights	200,000	11-Dec-17	31-Dec-20	—	A$0.351
Series 9	Options	6,000,000	26-Jun-18	30-Jun-21	A$0.33	A$0.056
2017
Series 10	Options	1,000,000	25-Jan-17	31-Dec-18	A$0.45	A$0.239
Series 11	Options	4,444,444	05-Apr-17	05-Apr-21	A$0.66	A$0.376
Series 12	Rights	3,070,000	21-Dec-16	31-Dec-19	—	A$0.448
Series 13	Rights	3,695,000	25-Jan-17	31-Dec-18	—	A$0.523
Series 14	Rights	1,275,000	25-Jan-17	31-Dec-19	—	A$0.523
Series 15	Rights	4,870,000	25-Jan-17	31-Dec-20	—	A$0.523
Series 16	Rights	1,500,000	19-Jun-17	31-Dec-19	—	A$0.447
Series 17	Rights	2,000,000	19-Jun-17	31-Dec-20	—	A$0.447
2016
Series 18	Options	500,000	22-Dec-15	31-Dec-18	A$0.50	A$0.087
(c)	Weighted Average Remaining Contractual Life

At June 30, 2018, the weighted average remaining contractual life of options and rights on issue that had been granted as share-based payments was 3.15 years (2017: 2.64 years) (2016: 1.10 years).

(d)	Range of Exercise Prices

At June 30, 2018, the range of exercise prices of options on issue that had been granted as share-based payments was A$0.33 to A$0.66 (2017: A$0.30 to A$0.66) (2016: A$0.20 to A$0.50).

(e)	Weighted Average Fair Value

The weighted average fair value of options and rights granted as share-based payments by the Group during the year ended June 30, 2018 was A$0.13 (2017: A$0.46) (2016: A$0.09).

(f)	Option and Performance Share Right Pricing Model

The fair value of employee options and lender options granted is estimated as at the date of grant using the Binomial option valuation model taking into account the terms and conditions upon which the options were granted. The fair value of employee rights granted is estimated as at the date of grant based on the underlying share price (being the volume weighted average share price over the five trading days prior to issuance).

The table below lists the inputs to the valuation model used for share options and performance share rights granted by the Group during the last three years:

Inputs	Series 1	Series 2	Series 3	Series 4	Series 5	Series 6	Series 7	Series 8	Series 9
Exercise price	—	—	—	—	—	—	—	—	A$0.33
Grant date share price	A$0.48	A$0.48	A$0.48	A$0.385	A$0.385	A$0.385	A$0.37	A$0.37	A$0.19
Dividend yield[1]	—	—	—	—	—	—	—	—	—
Volatility[2]	—	—	—	—	—	—	—	—	65%
Risk-free interest rate	—	—	—	—	—	—	—	—	2.10%
Grant date	23-May-17	23-May-17	23-May-17	5-Jun-17	16-Oct-17	16-Oct-17	11-Dec-17	11-Dec-17	26-Jun-18
Issue date	23-May-17	23-May-17	23-May-17	5-Jun-17	16-Oct-17	16-Oct-17	11-Dec-17	11-Dec-17	26-Jun-18
Expiry date	31-Dec-18	31-Dec-19	31-Dec-20	31-Dec-20	31-Dec-19	31-Dec-20	31-Dec-19	31-Dec-20	30-Jun-21
Expected life (years)[3]	1.61	2.61	3.61	3.58	2.21	3.21	2.05	3.06	3.01
Fair value at grant date	A$0.456	A$0.456	A$0.456	A$0.413	A$0.359	A$0.359	A$0.351	A$0.351	A$0.056
Inputs	Series 10	Series 11	Series 12	Series 13	Series 14	Series 15	Series 16	Series 17	Series 18
Exercise price	A$0.45	A$0.66	—	—	—	—	—	—	A$0.50
Grant date share price	A$0.51	A$0.64	A$0.45	A$0.51	A$0.51	A$0.51	A$0.44	A$0.44	A$0.26
Dividend yield[1]	—	—	—	—	—	—	—	—	—
Volatility[2]	80%	80%	—	—	—	—	—	—	75%
Risk-free interest rate	1.81%	2.14%	—	—	—	—	—	—	2.03%
Grant date	25-Jan-17	5-Apr-17	21-Dec-16	25-Jan-17	25-Jan-17	25-Jan-17	19-Jun-17	19-Jun-17	22-Dec-15
Issue date	25-Jan-17	5-Apr-17	21-Dec-16	25-Jan-17	25-Jan-17	25-Jan-17	19-Jun-17	19-Jun-17	22-Dec-15
Expiry date	31-Dec-18	5-Apr-21	31-Dec-19	31-Dec-18	31-Dec-19	31-Dec-20	31-Dec-19	31-Dec-20	31-Dec-18
Expected life (years)[3]	1.93	4.00	3.03	1.93	2.93	3.93	2.53	3.54	3.03
Fair value at grant date	A$0.239	A$0.376	A$0.448	A$0.523	A$0.523	A$0.523	A$0.447	A$0.447	A$0.087

Notes:

1	The dividend yield reflects the assumption that the current dividend payout will remain unchanged.
2	The expected volatility reflects the assumption that the historical volatility is indicative of future trends, which may not necessarily be the actual outcome.
3	The expected life of the options and rights is based on the expiry date of the options or rights.
20.	SEGMENT INFORMATION

IFRS 8 requires operating segments to be identified on the basis of internal reports about components of the Group that are regularly reviewed by the chief operating decision maker in order to allocate resources to the segment and to assess its performance.

The Group operates in one segment, being exploration and development of mineral resource properties. This is the basis on which internal reports are provided to the Directors for assessing performance and determining the allocation of resources within the Group.

(a)	Reconciliation of Non-Current Assets by geographical location
	2018	2017
	US$000	US$000
United States of America	65,616	30,112
	65,616	30,112
21.	FINANCIAL RISK MANAGEMENT OBJECTIVES AND POLICIES
(a)	Overview

The Group's principal financial instruments comprise receivables, payables, security deposits, cash and short-term deposits. The main risks arising from the Group's financial instruments are credit risk, liquidity risk, interest rate risk, commodity price risk and foreign currency risk.

This note presents information about the Group's exposure to each of the above risks, its objectives, policies and processes for measuring and managing risk, and the management of capital. Other than as disclosed, there have been no significant changes since the previous financial year to the exposure or management of these risks.

The Group manages its exposure to key financial risks in accordance with the Group's financial risk management policy. Key risks are monitored and reviewed as circumstances change and policies are revised as required. The overall objective of the Group's financial risk management policy is to support the delivery of the Group's financial targets whilst protecting future financial security.

Given the nature and size of the business and uncertainty as to the timing and amount of cash inflows and outflows, the Group does not enter into derivative transactions to mitigate the financial risks. In addition, the Group's policy is that no trading in financial instruments shall be undertaken for the purposes of making speculative gains. As the Group's operations change, the Directors will review this policy periodically going forward.

The Board of Directors has overall responsibility for the establishment and oversight of the risk management framework. The Board reviews and agrees policies for managing the Group's financial risks as summarised below.

(b)	Credit Risk

Credit risk is the risk of financial loss to the Group if a customer or counterparty to a financial instrument fails to meet its contractual obligations. This arises principally from cash and cash equivalents, security deposits and trade and other receivables.

There are no significant concentrations of credit risk within the Group. The carrying amount of the Group's financial assets represents the maximum credit risk exposure, as represented below:

	2018	2017
	US$000	US$000
Cash and cash equivalents	22,623	34,802
Trade and other receivables	78	265
Other non-current financial assets	1,102	446
	23,803	35,513

With respect to credit risk arising from cash and cash equivalents, the Group's exposure to credit risk arises from default of the counter party, with a maximum exposure equal to the carrying amount of these instruments. Where possible, the Group invests its cash and cash equivalents with banks that are rated the equivalent of investment grade and above. The Group’s exposure and the credit ratings of its counterparties are continuously monitored and the aggregate value of transactions concluded is spread amongst approved counterparties.

As at June 30, 2018, the Group’s only income was interest income, and accordingly the Group does not have significant exposure to bad or doubtful debts.

However, the Group has entered into two fixed-price coal sales contracts with LG&E/KU and OVEC-IKEC. It is expected that the Group will start receiving revenues from these customers during the 2019 financial year.

Trade and other receivables comprise trade receivables, interest accrued and GST refunds due. Where possible the Group trades only with recognised, creditworthy third parties. It is the Group’s policy that, where possible, customers who wish to trade on credit terms are subject to credit verification procedures. In addition, receivable balances are monitored on an ongoing basis with the result that the Group’s exposure to bad debts is not significant. At June 30, 2018, none (2017: Nil) of the Group’s receivables are past due.

(c)	Liquidity Risk

Liquidity risk is the risk that the Group will not be able to meet its financial obligations as they fall due. The Board's approach to managing liquidity is to ensure, as far as possible, that the Group will always have sufficient liquidity to meet its liabilities when due.

At reporting date, the Group had sufficient liquid assets to meet its financial obligations.

The contractual maturities of financial liabilities, including estimated interest payments, are provided below. There are no netting arrangements in respect of financial liabilities.

	≤6 Months	6-12 Months	1-5 Years	≥5 Years	Total
	US$000	US$000	US$000	US$000	US$000
2018 Group Financial Liabilities
Trade and other payables	9,892	—	—	—	9,892
Other current financial liabilities	—	—	—	—	—
	9,892	—	—	—	9,892
2017 Group Financial Liabilities
Trade and other payables	837	—	—	—	837
Other current financial liabilities	3,750	—	—	—	3,750
	4,587	—	—	—	4,587
(d)	Interest Rate Risk

The Group's exposure to the risk of changes in market interest rates relates primarily to the cash and short-term deposits with a floating interest rate. These financial assets with variable rates expose the Group to cash flow interest rate risk. All other financial assets and liabilities, in the form of receivables and payables are non-interest bearing.

At the reporting date, the interest rate profile of the Group's interest-bearing financial instruments was:

	2018	2017
	US$000	US$000
Interest-bearing financial instruments
Cash at bank and on hand	22,623	34,802
	22,623	34,802

The Group's cash at bank and on hand and short-term deposits had a weighted average floating interest rate at year end of 1.60% (2017: 1.21%).

The Group currently does not engage in any hedging or derivative transactions to manage interest rate risk.

Interest rate sensitivity

A sensitivity of 1% (100 basis points) has been selected as this is considered reasonable given the current level of both short term and long-term interest rates. A 1% (100 basis points) movement in interest rates at the reporting date would have increased/(decreased) profit or loss by the amounts shown below. This analysis assumes that all other variables, in particular foreign currency rates, remain constant. The analysis is performed on the same basis for 2017.

	Profit or loss
	+ 100 basis points	- 100 basis points
2018 Group
Cash and cash equivalents	187	(187)
2017 Group
Cash and cash equivalents	348	(345)
(e)	Commodity Price Risk

Although we are currently engaged in only exploration and development activities, we are exposed to commodity price risk because commodity prices affect the economic feasibility of mining on our properties and the value of such properties. Commodity prices can be volatile and are influenced by factors beyond our control. In addition, we expect to start selling our coal product during fiscal 2019. We have entered into two long-term, fixed-price coal supply agreements with major regulated utilities having coal fired power plants on the Ohio River Market. We expect that sales under the agreements will represent approximately 51% of the first five years of production. We believe the “fixed price, fix tons” nature of these agreements will reduce the volatility of our future revenues. We currently do not enter into hedging or derivative transactions to manage commodity price risk.

(f)	Fair Value

At June 30, 2018 and 2017 the Group has no material financial assets and liabilities that are measured at fair value on a recurring basis.

All financial assets and financial liabilities of the Group at the reporting date are recorded at amounts approximating their carrying amount due to their short-term nature. No financial instruments are subsequently carried at fair value.

(g)	Capital Management

The Group defines its Capital as total equity of the Group, being US$77.1 million for the year ended June 30, 2018 (2017: US$60.6 million). The Group manages its capital to ensure that entities in the Group will be able to continue as a going concern while financing the development of its projects through primarily equity based financing. The Board's policy is to maintain a strong capital base so as to maintain investor, creditor and market confidence and to sustain future development of the business. Given the stage of development of the Group, the Board's objective is to minimise debt and to raise funds as required through the issue of new shares.

At June 30, 2018 or 2017, the Group was not subject to externally imposed capital requirements.

However, during fiscal 2018, the Company executed formal documentation with Macquarie Bank Limited to provide a US$21.7 million secured Project Loan Facility. Subsequent to the end of the year, the Company reached financial close for the PLF and drew down the first US$15 million tranche of the PLF, having satisfied all conditions precedent under the Facility Agreement (“Facility”) to achieve financial close and drawdown the first tranche of the PLF. The second US$6.7 million tranche is not currently required and will not be drawn before the March 2019 quarter.

The proposed terms of the Project Loan Facility include a floating interest rate comprising the 3-month LIBOR plus a margin of 10.5% per annum during the construction phase, falling to a 9.5% margin for the remainder of the loan, as well as customary guarantees and security agreements.

(h)	Foreign Currency Risk

Foreign currency risk is the risk that the fair value of future cash outflows of an exposure will fluctuate because of changes in foreign currency exchange rates.

It is the Group’s policy not to enter into any hedging or derivative transactions to manage foreign currency risk.

At June 30, 2018, the majority of the Group’s cash reserves were denominated in US$, being US$20.5 million.

At the reporting date, the Group’s exposure to financial instruments denominated in foreign currencies was:

Exposure to A$	2018 A$ exposure US$000	2017 A$ exposure US$000
Financial assets
Cash and cash equivalents	2,072	1,713
Other current financial assets	42	201
Financial liabilities
Trade and other payables	(479)	(245)
Net exposure	1,635	1,669

Foreign exchange rate sensitivity

At the reporting date, had the A$ appreciated or depreciated against the US$, as illustrated in the table below, profit and loss and equity would have been affected by the amounts shown below. This analysis assumes that all other variables remain constant.

	Profit or loss		Other Comprehensive Income
	10% Increase	10% Decrease	10% Increase	10% Decrease
2018 Group	163	(163)	163	(163)
2017 Group	167	(167)	167	(167)
22.	CONTINGENT ASSETS AND LIABILITIES
(i)	Contingent Assets

As at the date of this report, no contingent assets had been identified at June 30, 2018 (2017: nil).

(ii)	Contingent Liabilities

As at the date of this report, no contingent liabilities had been identified at June 30, 2018 (2017: nil).

23.	COMMITMENTS

Management have identified the following material commitments for the consolidated group as at June 30, 2018 and June 30, 2017:

	Payable within 1 year	Payable later than 1 year within 5 years	Total
	US$000	US$000	US$000
2018
Operating lease commitments	161	340	501
2017
Operating lease commitments	79	—	79
(a)	Operating lease commitments

Operating lease commitments include contracts for leased offices in the United States.

24.	EVENTS SUBSEQUENT TO BALANCE DATE
(i)	On September 5, 2018, the Company announced that it had filed a registration statement on Form 20-F to register its ordinary shares with the United States Securities and Exchange Commission (“SEC”). Paringa’s registration of ordinary shares, if approved, would allow American depositary shares (“ADSs”) representing ordinary shares to be listed on a national securities exchange in the United States;
(ii)	On September 10, 2018, the Company announced that it had reached financial close for its US$21.7 million PLF from Macquarie, and drawn down the first US$15 million tranche of the PLF, having satisfied all conditions precedent under the Facility Agreement (“Facility”) to achieve financial close and drawdown the first tranche of the PLF;
(iii)	On October 2, 2018, the Company announced that its American Depository Receipts had been approved for listing on the Nasdaq Capital Market and trading had commenced in the U.S. under the ticker symbol “PNRL”; and
(iv)	On October 3, 2018, the Company announced that it had signed a new coal sales agreement with Ohio Valley Electric Corporation and its subsidiary Indiana-Kentucky Electric Corporation (“OVEC-IKEC”) for future coal sales from its Poplar Grove Mine totaling 650,000 tons of coal from 2019 to 2020.

Other than the above, at the date of this report, there are no matters or circumstances, which have arisen since June 30, 2018 that have significantly affected or may significantly affect:

•	the operations, in financial years subsequent to June 30, 2018, of the Group;
•	the results of those operations, in financial years subsequent to June 30, 2018, of the Group; or
•	the state of affairs, in financial years subsequent to June 30, 2018, of the Group.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on Form 20-F filed on its behalf.

PARINGA RESOURCES LIMITED

By:	/s/ Todd Hannigan
Todd Hannigan Interim Chief Executive Officer

Date: October 31, 2018