Form 20-F
period 2019-06-30
Paringa Resources Ltd
filed 2019-10-31
CIK 1725750

As filed with the Securities and Exchange Commission on October 31, 2019

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended June 30, 2019

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 Date of event requiring this shell company report For the transition period from to

Commission File No. 001-38642

PARINGA RESOURCES LIMITED

(Exact name of Registrant as specified in its charter)

N/A	AUSTRALIA
(Translation of Registrant’s name into English)	(Jurisdiction of incorporation or organization)

28 West 44th Street, Suite 810
New York, NY 10036
(Address of principal executive offices)

David Gay
President
(812) 406-4400 (telephone)
(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class:	Trading Symbol(s)	Name of each exchange on which registered or to be registered:
American Depository Shares each representing 50 Ordinary Shares, no par value(1)	PNRL	The Nasdaq Capital Market
(1)	Evidenced by American Depositary Receipts

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Number of outstanding shares of each of the issuer’s classes of capital or common stock as of June 30, 2019: 461,251,181 ordinary shares.

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

Yes ☒ No  ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T during the preceding 12 months.

Yes ☒ No  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company.

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒	Emerging growth company ☒

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

Yes  ☐ No  ☐

i

ii

INTRODUCTION

Overview

Paringa Resources Limited is a developer of long-life thermal coal mines known as the Buck Creek Complex, consisting of the operating Poplar Grove mine and the undeveloped Cypress mine located in the western Kentucky section of the Illinois coal basin, or the Illinois Basin.

We believe both the Poplar Grove and the Cypress mines possess geological and logistical advantages that will lower the operating costs of our mines and make our coal product attractive to the coal-fired power plants located in the Ohio River and southeast U.S. power markets.

Western Kentucky is one of the world’s best mining jurisdictions due to its access to low cost power, utilities, transportation, and a non-union labor pool. Mining conditions at Poplar Grove are similar to those encountered in neighboring mines, which rank as some of the most productive room-and-pillar operations in the world.

The Poplar Grove mine commenced operations during fiscal 2019, and our maiden coal barge was shipped in the fourth fiscal quarter. Production ramp-up is underway, and we expect to reach full production capacity during the 2021 calendar year. We ship thermal coal by barge from our load-out facility on the Green River, accessing major coal transportation routes along the Ohio and Mississippi rivers where our customers are located.

We also have future plans to commence construction of the Cypress mine. We have not yet decided on the timing to develop the Cypress mine, which if undertaken would require additional funds.

Our Properties

In March 2013, we acquired the Buck Creek Complex, which consists of the Poplar Grove mine and the Cypress mine, from Buck Creek Resources, LLC. The complex is located in western Kentucky, approximately 175 miles southwest of the state capital of Frankfort and approximately 25 miles southwest of the city of Owensboro, Kentucky, within the Western Kentucky Coalfield region of the Illinois Basin. The Poplar Grove mine lies between the towns of Hanson and Slaughters in the west and Calhoun and Sacramento in the east, within the counties of McLean and Hopkins in Kentucky. The Cypress mine is located immediately north of the Poplar Grove mine.

Evansville
INDIANA
OHIO RIVER
KENTUCKY
U.S.A.
Buck Creek Complex
Map Area
River View
Cypress Mine
Ohio River Market
Onton #9
(End of Economic Reserve Life)
Poplar Grove Mine
Dotiki
GREEN RIVER
Warrior
Hopkins
(End of Economic Reserve Life)
N
20 km
4150000mN
450000mE
500000mE
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

Our American Depositary Shares, or ADSs, each representing 50 of our ordinary shares, are traded on the Nasdaq Capital Market, or Nasdaq, under the symbol “PNRL.” The Bank of New York Mellon, acting as depositary, registers and delivers the ADSs.

ABOUT THIS ANNUAL REPORT

Unless otherwise indicated or the context implies otherwise, any reference in this annual report on Form 20-F to:

•	“Paringa” refers to Paringa Resources Limited, an Australian corporation;
•	“the Company,” “we,” “us,” or “our” refer to Paringa and its consolidated subsidiaries, through which it conducts its business;
•	“shares” or “ordinary shares” refers to ordinary shares of Paringa;
•	“ADSs” refers to the American Depositary Shares, each of which represents 50 ordinary shares;
•	“ASX” refers to the Australian Securities Exchange; and
•	“Units” refers to mining units or “super section units.”

Our reporting and functional currency is the U.S. dollar. Unless otherwise noted, all industry and market data in this annual report on Form 20-F, including information provided by independent industry analysts, and all other financial and other data related to us in this annual report on Form 20-F are presented in U.S. dollars.

Presentation of Financial Information

Our fiscal year ends on June 30. We designate our fiscal year by the year in which that fiscal year ends; for example, fiscal 2019 refers to our fiscal year ended June 30, 2019. All dates in this annual report on Form 20-F refer to calendar years, except where a fiscal year or quarter is indicated.

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

Industry and Market Data

This annual report on Form 20-F includes information with respect to market and industry conditions and market share from third-party sources or that is based upon estimates using such sources when available. We believe that such information and estimates are reasonable and reliable. We also believe the information extracted from publications of third-party sources has been accurately reproduced. However, we have not independently verified any of the data from third party sources. Similarly, our internal research is based upon the understanding of industry conditions, and such information has not been verified by any independent sources.

Coal Reserve Information

We are required by ASX Listing Rules to report ore reserves and mineral resources in Australia in compliance with the Australasian Joint Ore Reserves Committee Code for Reporting of Mineral Resources and Ore Reserves

2012 Edition, or JORC Code. Under the SEC’s Industry Guide 7, classifications other than proven and probable reserves are not recognized and, as a result, the SEC generally does not permit mining companies like us to disclose measures of mineral resources, such as measured, indicated, or inferred resources, in SEC filings.

We have commissioned Marshall Miller & Associates, Inc., or MM&A, to conduct a review of our expanded bankable feasibility study, or BFS. MM&A has provided reserve coal tonnage estimates that are compliant with the SEC’s Industry Guide 7 and, accordingly, the reserves disclosed in this annual report on Form 20-F are compliant with the JORC Code and Industry Guide 7. However, we note for you that we have made assumptions about the likely existence of mineralized material when designing our mine plan.

Reserves are defined by the Industry Guide 7 as the part of a mineral deposit which could be economically and legally extracted or produced at the time of the reserve determination. Reserves are further classified as proven or probable according to the degree of certainty of existence. In determining whether our reserves meet this standard, we take into account, among other things, our potential ability to obtain a mining permit, the possible necessity of revising a mining plan, changes in estimated future costs, changes in future cash flows caused by changes in costs required to be incurred to meet regulatory requirements and obtaining or renewing mining permits, variations in quantity and quality of coal, and varying levels of demand and their effects on selling prices. Further, the economic recoverability of our reserves is based on market conditions including contracted pricing, market pricing and overall demand for our coal. Thus, the actual value at which we no longer consider our reserves to be economically recoverable varies depending on the length of time in which the specific market conditions are expected to last. We consider our reserves to be economically recoverable at a price in excess of our cash costs to mine the coal and fund our ongoing replacement capital. The reserves in this annual report on Form 20-F are classified by reliability or accuracy in decreasing order of geological assurance as Proven (Measured) and Probable (Indicated). The terms and criteria utilized to estimate reserves for this study are based on United States Geological Survey Circular 891 and in general accordance with Industry Guide 7, and are summarized as follows:

•	Proven (Measured) Reserves: Reserves for which (a) quantity is computed from dimensions revealed in outcrops, trenches, workings or drill holes; and grade and/or quality are computed from the results of detailed sampling and (b) the sites for inspection, sampling and measurement are spaced so closely and the geologic character is so well defined that size, shape, depth and mineral content of reserves are well established.
•	Probable (Indicated) Reserves: Reserves for which quantity and grade and/or quality are computed from information similar to that used for proven (measured) reserves, but the sites for inspection, sampling, and measurement are farther apart or are otherwise less adequately spaced. The degree of assurance, although lower than that for proven (measured) reserves, is high enough to assume continuity between points of observation.

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

See “Item 4. Information on the Company—A. History and Development of the Company—Summary Reserve Data” for further information regarding our coal reserves.

In addition, we commissioned MM&A to manage all our technical studies, including our BFS, listed below, in conjunction with local industry consultants, with expertise in coal mine development in the Illinois Basin, to analyze the various components of the BFS, including, but not limited to, the design of box cut access, design of the mine, design of processing facilities, and the preparation of coal marketing studies. MM&A has over 40 years of expertise in mining engineering, mine reserve evaluation, feasibility studies, and due diligence services for mining and resource projects across the globe. Certain information in this annual report on Form 20-F has been derived from the following reports prepared by MM&A, on behalf of the Company, and delivered to our management:

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

Forward-looking statements may include statements with respect to:

•	future economic conditions in the thermal coal industry generally;
•	expected costs of developing our planned mining operations, including the costs to construct necessary processing and transport facilities;
•	estimates of the quantities or quality of our thermal coal reserves;
•	expectations relating to dividend payments and our ability to make such payments;
•	the amount or timing of future expenses;
•	competition in coal markets;
•	the impact and costs of future compliance with stringent domestic and foreign laws and regulations, including environmental, climate change and health and safety regulations, and permitting requirements, as well as changes in the regulatory environment, the adoption of new or revised laws, regulations and permitting requirements;
•	the impact of potential legal proceedings and regulatory inquiries against us;
•	impact of weather and natural disasters on demand, production and transportation;
•	the timing and amount of purchases by major customers and our ability to renew sales contracts;
•	credit and performance risks associated with customers, suppliers, contract miners, co-shippers and trading, banks and other financial counterparties;
•	geologic, equipment, permitting, site access, operational risks and new technologies related to mining;
•	transportation availability, performance and costs;
•	availability, timing, delivery, and costs of key supplies, capital equipment or commodities such as diesel fuel, steel, explosives and tires;
•	the amount of expenses and other liabilities incurred or accrued in connection with listing our ADSs;

•	the public market for our securities; and
•	the other risks identified in this annual report on Form 20-F including, without limitation, those under the headings “Risk Factors,” “Business” and “Related Party Transactions.”

All forward-looking statements speak only as of the date of this annual report on Form 20-F. You should not place undue reliance on these forward-looking statements. Although we believe that our plans, objectives, expectations and intentions reflected in or suggested by the forward-looking statements we make in this annual report on Form 20-F are reasonable, we cannot assure you that these plans, objectives, expectations or intentions will be achieved. We disclose important factors that could cause our actual results to differ materially from our expectations under “Risk Factors,” “Item 5. Operating and Financial Review and Prospects” and elsewhere in this annual report on Form 20-F.

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

Not applicable.

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.	KEY INFORMATION
A.	Selected Financial Data

The following tables present the selected consolidated financial data of the Company. The selected extracts from the statements of profit or loss and statements of cash flow for the fiscal years ended June 30, 2017, 2018 and 2019 and extracts from the statements of financial position for fiscal years ended June 30, 2018 and 2019 have been derived from our audited consolidated financial statements, which are included in this annual report on Form 20-F beginning on page F-1. The selected extracts from the statement of profit or loss and statement of cash flow for the fiscal years ended June 30, 2015 and 2016 and extracts from the statement of financial position for the fiscal years ended June 30, 2016 and 2017 have been derived from our previously audited consolidated financial statements, which are not included in this annual report on Form 20-F.

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

Summary Financial Information

Consolidated Statements of Profit or Loss data: (in thousands, except per share data)	For the year ended June 30,
	2019	2018	2017	2016	2015
Finance income and (expenses)	$(329)	$341	$111	$50	$143
Exploration and evaluation expenses	—	—	(1,526)	(1,327)	(1,879)
Corporate and administrative expenses	(1,253)	(1,207)	(594)	(302)	(352)
Business development expenses	(268)	(269)	(331)	(96)	(42)
Foreign stock exchange listing expenses	(424)	(767)	—	—	—
Employment expenses	(3,619)	(2,958)	(2,337)	(2,245)	(2,308)
Share-based payment expenses	(1,504)	(2,298)	(674)	(507)	(546)
Depreciation, amortization and impairment expenses	(5,639)	(13)	(541)	(30)	(34)
Other income and (expenses)	(61)	56	(63)	(24)	338
(Loss) before income tax	(13,097)	(7,115)	(5,955)	(4,481)	(4,680)
Income tax expense	—	—	—	—	—
Net (loss) for the year	(13,097)	(7,115)	(5,955)	(4,481)	(4,680)
Net (loss) attributable to members	$(13,097)	$(7,115)	$(5,955)	$(4,481)	$(4,680)
Basic and diluted (loss) per share from continuing operations	$(0.03)	$(0.02)	$(0.03)	$(0.03)	$(0.03)
Weighted average number of ordinary shares outstanding (in thousands)	456,480	326,101	213,376	153,123	136,983

Consolidated Statements of Financial Position data: (in thousands)	As of June 30,
	2019	2018	2017	2016
Cash and cash equivalents	$12,038	$22,623	$34,802	$303
Trade and other receivables	834	78	265	15
Inventories	730	—	—	—
Other assets	519	—	—	—
Total current assets	14,121	22,701	35,067	318
Property, plant and equipment	115,567	59,065	26,068	120
Exploration and evaluation assets	—	—	—	17,544
Other assets	4,261	6,551	4,044	29
Total assets	133,949	88,317	65,179	18,011
Total current liabilities	9,495	9,914	4,604	1,688
Total liabilities	66,644	11,227	4,604	1,688
Total equity	$67,305	$77,090	$60,575	$16,323
Consolidated Statements of Cash Flow data: (in thousands)	For the year ended June 30,
	2019	2018	2017	2016	2015
Net cash outflow from operating activities	$(7,615)	$(4,132)	$(4,990)	$(3,838)	$(4,489)
Net cash outflow from investing activities	(59,059)	(28,179)	(8,575)	(858)	(1,475)
Net cash inflow from financing activities	56,136	20,076	48,128	3,450	4,371
Net change in cash and cash equivalents	(10,538)	(12,235)	34,563	(1,246)	(1,593)
Net foreign exchange differences	(47)	56	(64)	(62)	(1,055)
Cash and cash equivalents at beginning of the year	22,623	34,802	303	1,611	4,259
Cash and cash equivalents at the end of the year	$12,038	$22,623	$34,802	$303	$1,611
B.	Capitalization and Indebtedness

Not applicable.

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

D.	Risk Factors

You should carefully consider the risks described below, together with all of the other information in this annual report on Form 20-F. If any of the following risks occur, our business, financial condition and results of operations could be seriously harmed, and you could lose all or part of your investment. Further, if we fail to meet the expectations of the public market in any given period, the market price of the ADSs could decline. We operate in a competitive environment that involves significant risks and uncertainties, some of which are outside of our control. If any of these risks actually occurs, our business and financial condition could suffer and the price of the ADSs could decline.

Risks Related to our Business

Our properties have not yet reached full production and, if we experience any ramp-up delays or cost increases, our business, financial condition, and results of operations could be adversely affected.

The Poplar Grove mine commenced operations during fiscal 2019, but production ramp-up is continuing, and we do not expect to reach full production capacity until the 2021 calendar year. There will be operating losses which need to be funded as the business undergoes commissioning and ramps up to full production. Additionally, we estimate that total initial capital expenditures of approximately $101.8 million will be required to construct the Cypress mine, if undertaken. The development of our properties involves numerous regulatory, environmental, political and legal uncertainties that are beyond our control and that may cause delays in, or increase the costs associated with, their completion. Accordingly, we may not be able to complete the development of the properties on schedule, at the budgeted cost or at all, and any delays beyond the expected development periods or increased costs above those expected to be incurred could have a material adverse effect on our business, financial condition, results of operations, cash flows and ability to pay dividends to our stockholders.

In connection with the development of our properties, we may encounter unexpected difficulties, including the following:

•	shortages of materials or delays in delivery of materials;
•	unexpected operational events;
•	facility or equipment malfunctions or breakdowns;
•	unusual or unexpected adverse geological conditions;
•	cost overruns;
•	failure to obtain, or delays in obtaining, all necessary governmental and third-party rights-of-way, easements, permits, licenses and approvals for the development, construction and operation of one or more of our properties;
•	adverse weather conditions and other catastrophes, such as explosions, fires, floods and accidents;
•	difficulties in attracting a sufficient skilled and unskilled workforce, increases in the level of labor costs and the existence of any labor disputes; and
•	adverse local or general economic or infrastructure conditions.

If we are unable to complete or are substantially delayed in completing the development of any of our properties, our business, financial condition, results of operations or cash flows could be adversely affected.

Because we have limited operating history, you may have difficulty evaluating our ability to successfully implement our business strategy.

Because of our lack of operating history, the operating performance of our properties and our business strategy have not yet been proven. As a result, our historical financial statements do not provide a meaningful basis to evaluate our operations or our ability to achieve our business strategy. Therefore, it may be difficult for you to evaluate our business and results of operations to date and assess our future prospects. In addition, we may encounter risks and difficulties experienced by companies whose performance is dependent upon newly constructed assets, such as any one of our properties failing to perform as expected, having higher than expected operating costs, having lower than expected customer revenues, or suffering equipment breakdown, failures or operational errors. We may be less successful in achieving a consistent operating level capable of generating cash flows from our operations as compared to a company whose major assets have had longer operating histories. In addition, we may be less equipped to identify and address operating risks and hazards in the conduct of our business than those companies whose major assets have had longer operating histories.

We have limited operating history, and our future performance is uncertain.

We do not expect the Poplar Grove mine to reach full production capacity until the 2021 calendar year, and therefore we do not expect to generate any substantial revenue until that period. We have generated substantial net losses and negative cash flows from operating and investing activities since our inception and expect to continue to incur net losses as we continue our production ramp-up activities. We face challenges and uncertainties in financial planning as a result of the lack of historical data and uncertainties regarding the nature, scope and results of our future activities. New companies must develop successful business relationships, establish operating procedures, hire staff, install management information and other systems, establish facilities and obtain licenses, as well as take other measures necessary to conduct their intended business activities. We may not be successful in implementing our business strategies or in completing the development of the infrastructure necessary to conduct our business as planned, which may adversely affect our results of operations, financial condition or cash flows. In the event that one or more of our mine development programs are not completed or are delayed or terminated, our operating results will be adversely affected and our operations will differ materially from the activities described in this annual report on Form 20-F.

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

We expect to compete with numerous other coal producers in various regions of the United States for domestic and international sales. We also expect to compete in international markets against coal producers in other countries. International demand for U.S. coal exports also affects coal demand in the United States. This competition affects coal prices and could adversely affect our ability to retain or attract coal customers. Increased competition from the Illinois Basin, the threat of increased production from competing mines, and natural gas price declines with large basis differentials have all historically contributed to soft market conditions. In the past, high demand for coal and attractive pricing brought new investors to the coal industry, leading to the development of new mines and added production capacity. Subsequent overcapacity in the industry has contributed, and may in the future contribute, to lower coal prices.

Potential changes to international trade agreements, trade concessions, foreign currency fluctuations or other political and economic arrangements may benefit coal producers operating in countries other than the United States. We cannot assure you that we will be able to compete on the basis of price or other factors with companies that in the future may benefit from favorable foreign trade policies or other arrangements. Coal is sold internationally in U.S. dollars and, as a result, general economic conditions in foreign markets and changes in foreign currency exchange rates may provide our foreign competitors with a competitive advantage. If our competitors’ currencies decline against the U.S. dollar or against our foreign customers’ local currencies, those competitors may be able to offer lower prices for coal to customers. Furthermore, if the currencies of our overseas customers, if any, were to significantly decline in value in comparison to the U.S. dollar, those customers may seek decreased prices for the coal we sell to them. Consequently, currency fluctuations could adversely affect the competitiveness of our coal in international markets, which could have a material adverse effect on our business, financial condition, results of operations and cash flows. See “Item 4. Information on the Company—B. Business Overview—Competition.”

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

The electricity utility industry in the United States accounts for over 92.6% of U.S. domestic coal consumption. The amount of coal consumed by the U.S. domestic electricity utility industry is affected primarily by the overall demand for electricity, environmental and other governmental regulations, and the price and availability of competing fuels for power plants such as nuclear, natural gas and fuel oil as well as alternative sources of energy. Electricity generation fueled by natural gas has the potential to displace coal-fueled generation, particularly from older, less efficient coal-powered generators. We expect that many of the new power plants needed in the United States to meet increasing demand for electricity generation will be fueled by natural gas because gas-fired plants are cheaper to construct and permits to construct these plants are easier to obtain relative to coal-fueled plants.

Future environmental regulation of greenhouse gas, or GHG, emissions also could accelerate the use by utilities of fuels other than coal. In addition, state and federal mandates for increased use of electricity derived from renewable energy sources could affect demand for coal. For example, Congress has extended tax credits for renewable energy. In addition, a number of states have enacted mandates that require electricity suppliers to rely on renewable energy sources in generating a certain percentage of power. Such mandates, combined with other incentives to use renewable energy sources, such as tax credits, could make alternative fuel sources more competitive relative to coal. A decrease in coal consumption by the U.S. electricity utility industry could adversely affect the price of coal, which could adversely affect our results of operations and cash flows.

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

Feasibility study results are based on assumptions that are subject to uncertainty, and the estimates may not reflect actual capital and operating costs or revenues from any potential future production.

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

We likely will depend on a limited number of customers for a significant portion of our revenues. The failure to obtain additional customers, or the loss of all or a portion of the revenues attributable to any customer as a result of competition, creditworthiness, inability to negotiate extensions or replacement of contracts or otherwise, could adversely affect our financial condition, results of operations or cash flows.

Economic downturns and disruptions in the global financial markets have had, and may in the future have, an adverse effect on the demand for and price of coal.

Economic downturns and disruptions in the global financial markets have from time to time resulted in, among other things, extreme volatility in securities prices, severely diminished liquidity and credit availability, rating downgrades of certain investments and declining valuations of others. These sorts of disruptions, and in particular the tightening of credit in financial markets, could result in a decrease in the demand for and the price of coal. Changes in the value of the U.S. dollar relative to other currencies, particularly where imported products are required for the mining process, could result in materially increased operating expenses. Any prolonged global, national or regional economic recession or other similar events could adversely affect the demand for and price of coal.

Risks Relating to Regulatory and Legal Developments

Climate change or carbon dioxide emissions reduction initiatives could significantly reduce the demand for coal and reduce the value of our coal assets.

Global climate issues continue to attract considerable public and scientific attention. Numerous reports, such as the Fourth and Fifth Assessment Report of the Intergovernmental Panel on Climate Change, have also engendered concern about the effect of human-activity GHG emissions, such as carbon dioxide and methane, on global climate. Combustion of fossil fuels like coal results in the creation of carbon dioxide, which is emitted into the atmosphere by coal end-users such as coal-fired electric power generators, coke plants, steelmaking plants and, to a lesser extent, the mining equipment we use. In addition, coal mining can release methane directly into the atmosphere. Concerns associated with global climate change, and GHG emissions-reduction initiatives designed to address them, have resulted, and are expected to continue to result, in decreased coal-fired power plant capacity and utilization, phasing out and closing of many existing coal-fired power plants, fewer new coal-fired power plants, increased mining costs and decreased demand and prices for coal.

Emissions from coal consumption and production are subject to pending and proposed regulations as part of regulatory initiatives to address global climate change and global warming. Various international, federal, regional, foreign and state proposals are currently in place or being considered to limit emissions of GHGs, including possible future U.S. treaty commitments, new federal or state legislation, and regulation under existing environmental laws by the Environmental Protection Agency, or the EPA, and other regulatory agencies. These include:

•	the 2015 Paris climate summit agreement, which resulted in voluntary commitments by 195 countries (although on June 1, 2017, the Trump administration announced that the United States will withdraw from the agreement) to reduce their GHG emissions and could result in additional firm commitments by various nations with respect to future GHG emissions;
•	federal regulations such as the Affordable Clean Energy rule (ACE), and new source performance standards for GHG emissions for new, modified or reconstructed coal and oil-fired power plants, or Power Plant NSPS, which requires the use of partial carbon capture and sequestration (but is subject to potential suspension, revision or rescission);
•	state and regional climate change initiatives implementing renewable portfolio standards or cap-and-trade schemes;
•	challenges to or denials of permits for new coal-fired power plants or retrofits to existing plants by state regulators and environmental organizations due to concerns related to GHG emissions from the new or existing plants; and
•	private litigation against coal companies or power plant operators based on GHG-related concerns.

On March 28, 2017, President Trump signed the Executive Order for Promoting Energy Independence and Economic Growth, or March 2017 Executive Order, that directed the EPA to review and, if appropriate, suspend, revise or rescind, both the Clean Power Plan, or CPP, and the Power Plant NSPS as necessary to ensure consistency with the goals of energy independence, economic growth and cost-effective environmental regulation. On April 4, 2017, the EPA announced in the Federal Register that it was initiating its review of the CPP and the Power Plant NSPS. On December 6, 2018, EPA proposed to revise the Power Plant NSPS by designating the most efficient demonstrated steam cycle in combination with the best operating practices as the best system of emission reduction for newly constructed coal-fired units, in lieu of partial carbon capture and storage. The outcome of this rulemaking is uncertain and likely to be subject to extensive notice and comment and litigation. In August 2019, the EPA finalized the repeal of the CPP and replaced it with ACE, which designates heat rate improvement, or efficiency improvement, as the best system of emissions reduction for carbon dioxide from existing coal-fired electric utility generating units. Both the appropriateness of the repeal of the CPP and the adequacy of ACE are currently subject to litigation. The outcome of these rulemakings is uncertain. More stringent standards for carbon dioxide pollution as a result of these rulemakings or litigation could further reduce demand for coal, and our business would be adversely impacted.

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

Furthermore, several well-funded non-governmental organizations have explicitly undertaken campaigns to reduce or eliminate the use of coal as a source of electricity generation. These groups have sought to stop or delay coal-mining activities, bringing numerous lawsuits, including against the U.S. Bureau of Land Management, or BLM, and the U.S. Office of Surface Mining Reclamation and Enforcement, or OSM, to challenge not only the issuance of individual coal leases and mine plan approvals and modifications, but also the federal coal-leasing program more broadly. These efforts, as well as concerted conservation and efficiency efforts that result in reduced electricity consumption, and consumer and corporate preferences for non-coal fuel sources, could cause coal prices and sales to materially decline and our costs to increase.

Cities, counties and one state have also filed tort claims against fossil fuel companies seeking compensation for damages sustained due to the impacts of climate change.

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

In general, any future laws, regulations or other policies aimed at reducing GHG emissions have imposed and are likely to continue to impose significant costs on many coal-fired power plants, which may make them unprofitable. Accordingly, some existing power generators have switched to other fuels that generate fewer emissions and others are likely to switch, some power plants have closed and others are likely to close, and fewer new coal-fired plants are being constructed, all of which reduce demand for coal and the amount of coal that we sell and the prices that we receive for it, thereby reducing our revenues and adversely affecting our results of operations and the value of our coal reserves.

Extensive environmental laws and regulations, including existing and potential future legislation, treaties and regulatory requirements relating to air emissions, waste management and water discharges, affect coal customers, and could further reduce the demand for coal as a fuel source and cause prices and sales of coal to materially decline.

We expect that our customers’ operations will be subject to extensive laws and regulations relating to environmental matters, including air emissions, wastewater discharges and the storage, treatment and disposal of wastes, and operational permits. In particular, the Clean Air Act and similar state and local laws extensively regulate the amount of sulfur dioxide, particulate matter, nitrogen oxides, mercury and other compounds emitted into the air from fossil-fuel-fired power plants, which are the largest end-users of our coal. A series of more stringent requirements will or may become effective in coming years, including:

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

Federal or state laws or regulations may be adopted that would impose new or additional limits on the emissions of GHGs, including carbon dioxide from electric generating units that use fossil fuels such as coal or natural gas. In order to comply with such regulations, electric-generating units using fossil fuels may be required to implement carbon capture or other emissions control technologies. For example, pursuant to the Power Plant NSPS finalized by the EPA in August 2015, the EPA has designated partial carbon capture and sequestration as the best system of emission reduction for newly constructed fossil fuel-fired steam-generating units at power plants to employ to meet the standard. However, there is a risk that such technology, which may include storage, conversion, or other commercial use for captured carbon, may not be commercially practical in limiting emissions as otherwise required by the rule or similar rules that may be proposed in the future. The EPA has proposed to revise the Power Plant NSPS by designating the most efficient demonstrated steam cycle in combination with the best operating practices as the best system of emission reduction for newly constructed coal-fired units. In comments to the proposed revision submitted in March 2019, a coalition of attorneys general argued that the proposed revision would be arbitrary and capricious, and if the revisions are finalized they are likely to be subject to legal challenge. If the Power Plant NSPS ultimately remains in force as currently drafted, and economic, commercially available carbon capture or other carbon mitigation technologies for power plants are not developed or adopted in a timely manner, it would further reduce the demand for coal as a fuel source, causing coal prices to decline, perhaps materially.

Federal and state regulatory agencies have the authority to order any of our facilities to be temporarily or permanently closed under certain circumstances, which could materially adversely affect our ability to meet our customers’ demands.

Federal and state regulatory agencies have the authority following significant health and safety incidents, such as fatalities, to order a facility to be temporarily or permanently closed. If this were to occur, we may be required to incur capital expenditures to reopen the facility. In the event that these agencies order the closing of our facilities, we may have to purchase coal from third-party sources, if it is available, incur capital expenditures to reopen the facilities or negotiate settlements with customers, which may include price reductions, the reduction of commitments, or the extension of time for delivery or termination of customers’ contracts. Any of these actions could materially adversely affect our business and results of operations.

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

Federal, state and local governments may pass laws mandating the use of alternative energy sources, such as wind power and solar energy, which may decrease demand for coal products. The CPP was one of a number of recent developments aimed at limiting GHG emissions which could limit the market for coal products by encouraging electric generation from sources that do not generate the same amount of GHG emissions. Enactment of laws or passage of regulations regarding emissions from the combustion of coal by the United States, states, or other countries, could also result in electricity generators further switching from coal to other fuel sources or additional coal-fueled power plant closures. For example, the agreement resulting from the 2015 U.N. Framework Convention on Climate Change contains voluntary commitments by numerous countries to reduce their GHG emissions, and could result in additional firm commitments by various nations with respect to future GHG emissions. These commitments could further disfavor coal-fired generation, particularly in the medium to long term.

In addition, Congress has extended certain tax credits for renewable sources of electric generation, which will increase the ability of these sources to compete with our coal products in the market.

There have also been efforts in recent years affecting the investment community, including investment advisors, sovereign wealth funds, public pension funds, universities and other groups, promoting the divestment of fossil fuel equities and also pressuring lenders to limit funding to companies engaged in the extraction of fossil fuel reserves. In California, for example, legislation was signed into law in October 2015 that required California’s state pension funds to divest investments in companies that generate 50% or more of their revenue from coal mining by July 2017. Other activist campaigns have urged banks to cease financing coal-driven businesses. As a result, several major banks have enacted such policies. The impact of such efforts may adversely affect the demand for and price of securities issued by us, and impact our access to the capital and financial markets.

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

Since 2010, utilities have formally announced the retirement or conversion of more than 630 coal-fired electric generating units through 2030. These retirements and conversions amount to nearly 120,000 megawatts, or MW, or almost 40% of the 2010 total coal electric generating capacity. At the end of the 2018 calendar year, retirement and conversions affecting more than 69,000 MW, or approximately 22% of the 2010 total coal electric generating capacity, were estimated to have occurred. Most of these announced and completed retirements and conversions have been attributed to the EPA regulations, although other factors such as an aging coal fleet and low natural gas prices have also played a role. The reduction in coal electric capacity negatively impacts overall coal demand. Additional regulations and other factors could lead to additional retirements and conversions and, thereby, additional reductions in the demand for coal which could have an adverse effect on our business and results of operations.

Plaintiffs in federal court litigation have attempted to pursue tort claims based on the alleged effects of climate change.

In 2004, eight states and New York City sued five electric utility companies in Connecticut v. American Electric Power Co., invoking the federal and state common law of public nuisance. Plaintiffs sought an injunction requiring defendants to abate their contribution to the nuisance of climate change by capping carbon dioxide emissions and then reducing them. In June 2011, the U.S. Supreme Court issued a unanimous decision holding that the plaintiffs’ federal common law claims were displaced by federal legislation and regulations. The U.S. Supreme Court did not address the plaintiffs’ state law tort claims and remanded the issue of preemption for the district court to consider. While the U.S. Supreme Court held that federal common law provides no basis for public nuisance claims against utilities due to their carbon dioxide emissions, tort-type liabilities remain a possibility and a source of concern. In particular, in recent years a number of cities, counties and one state have filed similar public nuisance claims under state common law theories against companies in the fossil fuel industry. These actions are pending. Proliferation of successful climate change litigation could adversely affect demand for coal and ultimately have a material adverse effect on our business, financial condition or results of operations.

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

We expect that coal production at our mines will be subject to operating conditions and events beyond our control that could disrupt operations, affect production and the cost of mining for varying lengths of time, and have a significant impact on our operating results. Adverse operating conditions and events that we may experience in the future include:

•	changes or variations in geologic, hydrologic or other conditions, such as the thickness of the coal deposits and the amount of rock embedded in or overlying the coal deposit;
•	mining, processing and loading equipment failures and unexpected maintenance problems;
•	limited availability or increased costs of mining, processing and loading equipment and parts and other materials from suppliers;
•	difficulties associated with mining under or around surface obstacles;
•	unfavorable conditions with respect to proximity to and availability, reliability and cost of transportation facilities;
•	adverse weather and natural disasters, such as heavy snows, heavy rains and flooding, lightning strikes, hurricanes or earthquakes;
•	accidental mine water discharges, coal slurry releases and failures of an impoundment or refuse area;
•	mine safety accidents, including fires and explosions from methane and other sources;
•	hazards or occurrences that could result in personal injury and loss of life;
•	a shortage of skilled and unskilled labor;
•	security breaches or terroristic acts;
•	strikes and other labor-related interruptions;
•	delays or difficulties in, the unavailability of, or unexpected increases in the cost of acquiring, developing or permitting new acquisitions from the federal government and other new mining reserves and surface rights;
•	competition or conflicts with other natural resource extraction activities and production within our operating areas;
•	the termination of material contracts by state or other governmental authorities; and
•	fatalities, personal injuries or property damage arising from mined material or overburden leaving permit boundaries, underground mine blowouts, impoundment failures or other unexpected incidents.

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

We expect to maintain insurance policies that may provide limited coverage for some of these risks. Even when covered by insurance, these risks may not be fully covered, and insurers may contest their obligations to make payments. Failures by insurers to make payments could have a material adverse effect on our financial condition, results of operations or cash flows.

Our ability to operate our business effectively could be impaired if we fail to attract and retain key personnel.

Our ability to operate our business and implement our strategies depends, in part, on the continued contributions of our executive officers and other key employees. The loss of any of our key senior executives could have a material adverse effect on our business unless and until we find a replacement. A limited number of persons exist with the requisite experience and skills to serve in our senior management positions. We may not be able to locate or employ qualified executives on acceptable terms. In addition, we believe that our future success will depend on our continued ability to attract and retain highly skilled personnel with coal industry experience. Competition for these persons in the coal industry is intense, and we may not be able to successfully recruit, train or retain qualified managerial personnel. As a public company, our future success also will depend on our ability to hire and retain management with public company experience. We may not be able to continue to employ key personnel or attract and retain qualified personnel in the future. Our failure to retain or attract key personnel could have a material adverse effect on our ability to effectively operate our business.

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

Coal competes with natural gas and renewable energy sources, and the prices of these sources can therefore affect coal sales. The natural gas market has been volatile historically, and prices in this market are subject to wide fluctuations in response to relatively minor changes in supply and demand. Changes in supply and demand could be prompted by any number of factors, such as worldwide and regional economic and political conditions; the level of global exploration, production and inventories; natural gas prices; and transportation availability. Natural gas prices have declined significantly in recent years and may continue to decline, which could lead to reduced coal sales and have a material adverse effect on our financial condition, results of operations or cash flows.

In addition, state and federal mandates for increased use of electricity from renewable energy sources also have an impact on the market for our coal. Several states have enacted legislative mandates requiring electricity suppliers to use renewable energy sources to generate a certain percentage of power. There have been numerous proposals to establish a similar uniform, national standard, although none of these proposals have been enacted to date. Possible advances in technologies and incentives, such as tax credits, to enhance the economics of renewable energy sources could make these sources more competitive with coal. Any reduction in the amount of coal consumed by electric power generators could reduce the price of coal that we mine and sell, thereby reducing our revenues and materially and adversely affecting our business and results of operations.

Major equipment and plant failures could reduce our ability to produce and ship coal and materially and adversely affect our results of operations.

We expect to depend on several major pieces of mining equipment and preparation plants to produce and ship our coal, including, but not limited to, continuous (or room and pillar) mining equipment, preparation plants, and transloading facilities. If any of these pieces of equipment or facilities suffer major damage or are destroyed by fire, abnormal wear, flooding, incorrect operation or otherwise, we may be unable to replace or repair them in a timely or cost efficient manner.

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

We expect that transportation costs will represent a significant portion of the total cost of coal for our customers and, as a result, the cost of transportation will be a critical factor in a customer’s purchasing decision. Increases in transportation costs could make coal a less competitive source of energy or could make our coal production less competitive than coal produced from other sources. Disruption of transportation services due to weather-related problems, flooding, drought, accidents, mechanical difficulties, strikes, lockouts, bottlenecks or other events could temporarily impair our ability to supply coal to our customers. Due to the difficulty in arranging alternative transportation, these operations are particularly at risk to disruptions, capacity issues or other difficulties with that carrier’s transportation services, which could adversely impact our revenues and results of operations. Our transportation providers may face difficulties in the future that may impair our ability to supply coal to our customers, resulting in decreased revenues. If there are disruptions of the transportation services provided by our primary rail or barge carriers that transport our coal, and we are unable to find alternative transportation providers to ship our coal, our business could be adversely affected.

Conversely, significant decreases in transportation costs could result in increased competition from coal producers in other parts of the country. For instance, difficulty in coordinating the many eastern coal-loading facilities, the large number of small shipments, the steeper average grades of the terrain and a more unionized workforce are all issues that combine to make coal shipments originating in the eastern United States inherently more expensive on a per-mile basis than coal shipments originating in the western United States. Historically, high coal transportation rates from the western coal-producing areas into certain eastern markets limited the use of western coal in those markets. Lower rail rates from the western coal-producing areas to markets served by eastern U.S. coal producers have created major competitive challenges for eastern coal producers. In the event of further reductions in transportation costs from western coal-producing areas, the increased competition with certain eastern coal markets could have a material adverse effect on our business, financial condition and results of operations.

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

We plan to fund capital expenditures for our current growth projects with existing cash balances, debt financing and future cash flows from operations. We have estimated that total initial capital expenditures of $101.8 million will be required to construct the Cypress mine, if undertaken. Weakness in the energy sector in general and coal in particular has significantly reduced access to the debt and equity capital markets for some coal companies. Accordingly, our funding plans may be negatively affected by this constrained environment as well as numerous other factors, including higher than anticipated capital expenditures or lower than expected cash flow from operations. Furthermore, exploration and development of the Cypress mine or other expansion opportunities could require significant amounts of financing that may not be available to us on acceptable terms or at all.

Estimates of our economically recoverable coal reserves involve uncertainties, and inaccuracies in our estimates could result in lower than expected revenues, higher than expected costs, decreased profitability and asset impairments.

The estimates of our coal reserves may vary substantially from the actual amounts of coal we are able to economically recover. The reserve data set forth in this annual report on Form 20-F represent our engineering estimates. All of the reserves presented in this annual report on Form 20-F constitute proven and probable reserves. There are numerous uncertainties inherent in estimating quantities of reserves, including many factors beyond our control. Estimates of coal reserves necessarily depend upon a number of variables and assumptions, any one of which may vary considerably from actual results. These factors and assumptions relate to:

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

Kentucky state law allows the owner or controller of a partial interest tract to develop the tract in a manner consistent with full control of the property. Therefore, we expect, but cannot assure you, that any partial interest tracts that are less than 100% leased can be developed. Not all of the mine plans for the Poplar Grove and Cypress mines can be mined on mineral property currently controlled by us. Additional mineral leases representing approximately one-third of the life-of-mine land must be acquired in order to execute the life of mine plan to achieve the projected financial performance of the Poplar Grove and Cypress mines. If we are unable to successfully negotiate these additional coal leases with any or all of these surface owners, or to do so on commercially reasonable terms, we may be unable to mine these areas, which may adversely impact our business and results of operations. Furthermore, if we decide to alter our plans to mine around the affected areas, we could incur additional costs to do so, which could increase our operating expenses and could adversely affect our results of operations.

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

Risks Related to Our Liquidity

Our Proposed Tribeca Term Loan Amendment and Proposed Royalty Financing are conditional and not definitively agreed.

We have entered into a term sheet with Tribeca in respect of the Proposed Royalty Financing and Proposed Term Loan Amendment (each as defined in “Item 4. Information on the Company—A. History and Development of the Company—Financial Position”). The term sheet has been approved by Tribeca’s investment committee but remains conditional and subject to the Company raising US$5 million in equity (net of costs), or Capital Raising Condition, legal and tax due diligence by Tribeca, confirmation that the royalty can be granted, and completion of formal documentation. The ability to satisfy these conditions is outside the control of the Company. If any of these conditions are not satisfied, the Proposed Term Loan Amendment and Proposed Royalty Financing will not proceed unless otherwise agreed by Tribeca.

The Company is seeking to satisfy the Capital Raising Condition by conducting two pro-rata entitlement offers, or the Entitlement Offers. If the Company does not raise sufficient funds from the Entitlement Offers, the Company will not be able to satisfy the Capital Raising Condition unless it can successfully take other steps to raise the remaining capital.

Subject to becoming effective, the Proposed Royalty Financing and Proposed Term Loan Amendment will ensure that the previously announced termination of the Company’s supply agreement with Big Rivers Electric Corporation on July 17, 2019 and the funding gap issues arising from the slower than expected ramp-up of the Poplar Grove Mine do not result in any events of default occurring under the Term Loan Facility.

If the Proposed Royalty Financing and Proposed Term Loan Amendment do not proceed, then the Company will need to negotiate an extension or waiver with Tribeca and/or raise additional capital to avoid an event of default occurring under the Term Loan Facility (as defined in “Item 4. Information on the Company—A. History and Development of the Company—Financial Position”). An event of default could entitle Tribeca and the Company’s other financiers to exercise certain remedies, including acceleration of repayment of borrowings or the enforcement of security interests over the Company’s assets. In such event there is a risk that the Company would become insolvent, unless the Company was able to raise additional funds through equity or debt financing or disposal of assets. See “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Debt Obligations—Credit Facility.”

We may need additional funds to develop our properties.

Our operations have in the past and will in the future require substantial amounts of cash. We expect to continue to incur substantial capital expenditures to complete development of our mines. To finance our business plan, we have incurred indebtedness through the Term Loan Facility. Based on the availability of $12.0 million of cash from our financial position as of June 30, 2019, net cash flows from operations, $9.0 million from the Proposed Royalty Financing (before costs), US$5.7 million from the Entitlement Offers (assuming a USD:AUD exchange rate of 0.69) (before costs), and US$10.0 million from drawdown of the second tranche of the Term Loan Facility (before costs), we expect to have sufficient cash flow to complete the expansion of production capacity to 2.8 Mtpa at the Poplar Grove mine. However, there can be no assurances that we will have sufficient cash to maintain adequate liquidity to satisfy all future working capital requirements.

The terms of the Term Loan Facility contain affirmative and negative covenants, which impose operating and financial limitations and restrictions on us, including restrictions on our ability to enter into particular transactions and to engage in other actions that we may believe are advisable or necessary for our business. In addition, the occurrence of an event of default under the Term Loan Facility may entitle the lenders under such arrangements to exercise certain remedies, including the acceleration of repayment of outstanding borrowings under the Term Loan Facility or the enforcement of security interests over our assets. In such circumstances, if we were unable to raise additional funds through equity or debt financing, we may not have the necessary cash resources to finance our business plan.

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

We listed our ADSs on the Nasdaq Capital Market during fiscal 2019. If an active public market in the United States for the ADSs does not develop or is not sustained, the market price and liquidity of the ADSs may be adversely affected.

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

As a foreign private issuer listed on Nasdaq, we are permitted to follow certain home country corporate governance practices in lieu of certain Nasdaq requirements. Following our home country corporate governance practices, as opposed to the requirements that would otherwise apply to a U.S. company listed on Nasdaq, may provide less protection than is afforded to investors under Nasdaq rules applicable to domestic issuers. See “Item 16G. Corporate Governance—Exemptions from Certain Nasdaq Corporate Governance Rules.”

In particular, we expect to follow home country law instead of Nasdaq practice in the following ways:

•	We rely on an exemption from the independence requirements for a majority of our Board of Directors as prescribed by Nasdaq rules. The ASX Listing Rules do not require us to have a majority of independent directors although ASX Corporate Governance Principles do recommend a majority of independent directors. Accordingly, because Australian law and generally accepted business practices in Australia regarding director independence differ from independence requirements under Nasdaq rules, we seek to claim this exemption.
•	We rely on an exemption from the requirement that our independent directors meet regularly in executive sessions under Nasdaq rules. The ASX Listing Rules and the Corporations Act do not require the independent directors of an Australian company to have such executive sessions and, accordingly, we have claimed this exemption.
•	We rely on an exemption from the quorum requirements applicable to meetings of shareholders under Nasdaq rules. In compliance with Australian law, our Constitution provides that two shareholders present shall constitute a quorum for a general meeting. The Nasdaq rules require that an issuer provide for a quorum as specified in its by-laws for any meeting of the holders of ordinary shares, which quorum may not be less than 33 1/3 percent of the outstanding shares of an issuer’s voting ordinary shares. Accordingly, because applicable Australian law and rules governing quorums at shareholder meetings differ from Nasdaq’s quorum requirements, we seek to claim this exemption.
•	We rely on an exemption from the requirement that we establish a nomination committee and a compensation committee. The ASX Listing Rules and Australian law do not require an Australian company to establish a compensation committee, known in Australia as a remuneration committee, or a nominating committee comprised solely of non-executive directors if the company is not included in the S&P/ASX300 Index at the beginning of its fiscal year. The Company was not included on the S&P/ASX300 Index at the beginning of its last fiscal year and, hence, is not required under ASX Listing Rules to have a remuneration committee or a nominating committee. The ASX Corporate Governance Principles and Recommendations contain a non-binding recommendation that all ASX-listed companies should have a remuneration committee and nominating committee comprised of at least three members, a majority of whom (including the chair) are “independent.” While these recommendations contain guidelines for assessing independence, ASX-listed entities are able to adopt their own definitions of an independent director for this purpose, which can be different from the definition in Nasdaq rules.
•	We rely on an exemption from the requirement prescribed by the Nasdaq rules that issuers obtain shareholder approval prior to the issuance of securities in connection with certain acquisitions, private placements of securities, or the establishment or amendment of certain stock option, purchase or other compensation plans. Applicable Australian law and rules differ from Nasdaq rules, with the ASX Listing Rules providing generally for prior shareholder approval in numerous circumstances, including (i) issuance of equity securities exceeding 15% (or an additional 10% capacity to issue equity securities for the proceeding 12-month period if shareholder approval by shareholder resolution is sought at the

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

•	We will rely on an exemption from the requirement that issuers must in compliance with Nasdaq rules maintain charters for a nomination committee and compensation committee. In addition, we expect to rely on an exemption from the requirement that issuers must maintain a code of conduct in compliance with the Nasdaq rules. Applicable Australian law does not require the Company to maintain any charters for their committees nor does such law require the Company to maintain a code of conduct.

As a foreign private issuer, we are permitted to file less information with the SEC than a company that is not a foreign private issuer or that files as a domestic issuer.

As a foreign private issuer, we will be exempt from certain rules under the Exchange Act that impose disclosure requirements as well as procedural requirements for proxy solicitations under Section 14 of the Exchange Act. In addition, our officers, directors and principal shareholders will be exempt from the reporting and “short-swing” profit recovery provisions of Section 16 of the Exchange Act. Moreover, we will not be required to file periodic reports and financial statements with the SEC as frequently or as promptly as a company that files as a domestic issuer whose securities are registered under the Exchange Act, nor will we generally be required to comply with the SEC’s Regulation FD, which restricts the selective disclosure of material non-public information. Accordingly, there may be less information publicly available concerning us than there is for a company that files as a domestic issuer.

We are an emerging growth company, and we cannot be certain if the reduced disclosure requirements applicable to emerging growth companies may make the ADSs less attractive to investors and, as a result, adversely affect the price of the ADSs and result in a less active trading market for the ADSs.

We are an emerging growth company as defined in the JOBS Act, and we may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies. For example, we have elected to rely on an exemption from the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002, as amended, or the Sarbanes-Oxley Act, relating to internal control over financial reporting, and we will not provide such an attestation from our auditors.

We may avail ourselves of these disclosure exemptions until we are no longer an emerging growth company. We cannot predict whether investors will find the ADSs less attractive because of our reliance on some or all of these exemptions. If investors find the ADSs less attractive, it may adversely affect the price of the ADSs, and there may be a less active trading market for the ADSs.

We will cease to be an emerging growth company upon the earliest of:

•	the last day of the fiscal year during which we have total annual gross revenues of US$1,070,000,000 (as such amount is indexed for inflation every five years by the SEC or more);
•	the last day of our fiscal year following the fifth anniversary of the completion of our first sale of common equity securities pursuant to an effective registration statement under the Securities Act;
•	the date on which we have, during the previous three-year period, issued more than US$1,070,000,000 in non-convertible debt; or
•	the date on which we are deemed to be a “large accelerated filer,” as defined in Rule 12b-2 of the Exchange Act, which would occur if the market value of our ordinary shares and ADSs that are held by non-affiliates exceeds US$700,000,000 as of the last day of our most recently completed second fiscal quarter.

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

We incur significant costs as a result of operating as a company whose ADSs are publicly traded in the United States, and our management is required to devote substantial time to compliance initiatives.

As a company whose ADSs are publicly traded in the United States, we incur significant legal, accounting, insurance and other expenses. In addition, the Sarbanes-Oxley Act, Dodd-Frank Wall Street Reform and Consumer Protection Act and related rules implemented by the SEC have imposed various requirements on public companies including requiring establishment and maintenance of effective disclosure and internal controls. Our management and other personnel need to devote a substantial amount of time to these compliance initiatives, and we may need to add additional personnel and build our internal compliance infrastructure. Moreover, these rules and regulations increase our legal and financial compliance costs and make some activities more time-consuming and costly. These laws and regulations could also make it more difficult and expensive for us to attract and retain qualified persons to serve on our Board of Directors, our board committees or as our senior management. Furthermore, if we are unable to satisfy our obligations as a public company in the United States, we could be subject to delisting of the ADSs, fines, sanctions and other regulatory action and potentially civil litigation.

If we fail to maintain proper internal controls, our ability to produce accurate financial statements or comply with applicable regulations could be impaired.

We are subject to the reporting obligations under the U.S. securities laws. The SEC, as required under Section 404 of the Sarbanes-Oxley Act, has adopted rules requiring a public company to include a report of management on the effectiveness of such company's internal control over financial reporting in its annual report on Form 20-F. In addition, once we cease to be an “emerging growth company,” as such term is defined in the JOBS Act, an independent registered public accounting firm for a public company must issue an attestation report on the effectiveness of our internal control over financial reporting.

If in the future we are unable to conclude that we have effective internal controls over financial reporting, or our independent auditors are unwilling or unable to provide us with an unqualified report on the effectiveness of our internal controls over financial reporting as required by the Sarbanes-Oxley Act, investors may lose confidence in our operating results, the price of the ADSs could decline and we may be subject to litigation or regulatory enforcement actions. In addition, if we are unable to meet the requirements of the Sarbanes-Oxley Act, we may not be able to remain listed on the Nasdaq Capital Market.

ADS holders may be subject to additional risks related to holding ADSs rather than ordinary shares.

ADS holders do not hold ordinary shares directly and, as such, are subject to, among others, the following additional risks:

•	As an ADS holder, we will not treat you as one of our shareholders and you will not be able to exercise shareholder rights, except through the depositary as permitted by the deposit agreement.
•	Distributions on the ordinary shares represented by your ADSs will be paid to the depositary; before the depositary makes a distribution to you on behalf of your ADSs, any withholding taxes that must be paid will be deducted. Additionally, if the exchange rate fluctuates during a time when the depositary cannot convert the foreign currency, you may lose some or all of the value of the distribution.
•	We and the depositary may amend or terminate the deposit agreement without the ADS holders’ consent in a manner that could prejudice ADS holders.

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

We believe that we may have been a “passive foreign investment company,” or PFIC, for U.S. federal income tax purposes for the taxable year ended June 30, 2019, and we may be a PFIC in future taxable years, which could have adverse tax consequences for our investors.

The rules governing passive foreign investment companies, or PFICs, can have adverse consequences for U.S. investors for U.S. federal income tax purposes. Under the Internal Revenue Code of 1986, as amended, or the Code, we will be a PFIC for any taxable year in which, after the application of certain “look-through” rules with respect to our subsidiaries, either (i) 75% or more of our gross income consists of “passive income,” or (ii) 50% or more of the average quarterly value of our assets consist of assets that produce, or are held for the production of, “passive income.” Passive income generally includes interest, dividends, rents, certain non-active royalties and capital gains. As discussed in “Item 10. Additional Information—E. Taxation— U.S. Federal Income Tax Considerations—Certain Tax Consequences If We Are a Passive Foreign Investment Company,” we believe that we may have been a PFIC for the taxable year ended June 30, 2019, and we may be a PFIC in future taxable years.

If we are characterized as a PFIC for any taxable year during which a U.S. Holder (as defined in “Item 10. Additional Information—E. Taxation—U.S. Federal Income Tax Considerations”) holds ADSs or ordinary shares, we generally would continue to be treated as a PFIC with respect to that U.S. Holder for all succeeding years during which the U.S. Holder holds ADSs or ordinary shares, even if we ceased to meet the threshold requirements for PFIC status. Such a U.S. Holder may suffer adverse tax consequences, including ineligibility for any preferential tax rates on capital gains or on actual or deemed dividends, interest charges on certain taxes treated as deferred and additional reporting requirements under U.S. federal income tax laws and regulations. A U.S. Holder may, in certain circumstances, make a timely qualified electing fund, or QEF, election or a mark to market election to avoid or minimize the adverse tax consequences described above. We do not, however, expect to provide the information regarding our income that would be necessary in order for a U.S. Holder to make a QEF election. Moreover, our non-U.S. subsidiaries may also constitute PFICs, which could result in double taxation of the same income. Potential investors should consult their own tax advisors regarding all aspects of the application of the PFIC rules to our ADSs and ordinary shares.

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

We have never declared or paid cash dividends on our ordinary shares. For the foreseeable future, we currently intend to retain all available funds and any future earnings to support our operations and to finance the growth and development of our business. Any future determination to declare cash dividends will be made at the discretion of our Board of Directors, subject to compliance with applicable laws and covenants under current or future credit facilities, which may restrict or limit our ability to pay dividends, and will depend on our financial condition, operating results, capital requirements, general business conditions and other factors that our Board of Directors may deem relevant. We do not anticipate paying any cash dividends on our ordinary shares in the foreseeable future. As a result, a return on your investment will occur only if the price of our ordinary shares and the ADSs appreciate.

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

As an Australian company, we are subject to different corporate requirements than a corporation organized under the laws of the United States. Our Constitution, as well as the Corporations Act, set forth various rights and obligations that are unique to us as an Australian company. These requirements may operate differently than those of many U.S. companies. You should carefully review the summary of these matters set forth under the section entitled, “Item 10. Additional Information—A. Share Capital” as well as our Constitution, which is included as an exhibit to this annual report to Form 20-F prior to investing in the ADS.

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

Overview

Paringa Resources Limited is a developer of long-life thermal coal mines known as the Buck Creek Complex, consisting of the operating Poplar Grove mine and the undeveloped Cypress mine located in the western Kentucky section of the Illinois Basin.

We believe both the Poplar Grove and the Cypress mines possess geological and logistical advantages that will lower the operating costs of our mines and make our coal product attractive to the coal-fired power plants located in the Ohio River and southeast U.S. power markets.

Western Kentucky is one of the world’s best mining jurisdictions due to its access to low cost power, utilities, transportation and a non-union labor pool. Mining conditions at Poplar Grove are similar to those encountered in neighboring mines, which rank as some of the most productive room-and-pillar operations in the world.

The Poplar Grove mine commenced operations during fiscal 2019, and our maiden coal barge was shipped in the fourth fiscal quarter. Production ramp-up is underway, and we expect to reach full production capacity during the 2021 calendar year. We ship thermal coal by barge from our load-out facility on the Green River, accessing major coal transportation routes along the Ohio and Mississippi rivers where our customers are located.

We also have future plans to commence construction of the Cypress mine. We have not yet decided on the timing to develop the Cypress mine, which if undertaken would require additional funds.

Our Properties

In March 2013, we acquired the Buck Creek Complex, which consists of the Poplar Grove mine and the Cypress mine, from Buck Creek Resources, LLC. The complex is located in western Kentucky, approximately 175 miles southwest of the state capital of Frankfort and approximately 25 miles southwest of the city of Owensboro, Kentucky, within the Western Kentucky Coalfield region of the Illinois Basin. The Poplar Grove mine lies between the towns of Hanson and Slaughters in the west and Calhoun and Sacramento in the east, within the counties of McLean and Hopkins in Kentucky. The Cypress mine is located immediately north of the Poplar Grove mine.

Summary Reserve Data

Our coal reserves are summarized by project in the table below. See “B. Business Overview—Key Factors and Assumptions” for additional information about our reserves.

	Poplar Grove Mine	Cypress Mine
Location	Kentucky	Kentucky
Mining Method	Underground, room-and-pillar	Underground, room-and-pillar
ROM Recoverable Reserves (in millions of tons)(1)
Proven	22.5	21.8
Probable	28.5	62.9
Total(2)	51.0	84.7
Marketable Reserves (in millions of tons)(3)
Proven	17.1	16.7
Probable	21.8	48.2
Total	38.9	65.0
Estimated Full Production 2024 (million tons per year)	2.8	3.8
Anticipated Production Start Date	2019	2023
Projected Mine Life (years)	25	18
Heating Content (Btu/lb(4))	11,200	11,200
Planned Transportation	Barge/Truck	Barge
Sulfur % (product blend)	3.0%	3.0%
Coal prices used to estimate reserves(5)	$40.02 to $58.35 per ton	$44.80 to $70.30 per ton
(1)	The amounts do not constitute mineral reserves as defined in the SEC’s Industry Guide 7.
(2)	We estimate that dilution materials and allowances for losses will be approximately 24% of our recoverable reserves.
(3)	The amounts were calculated pursuant to the SEC’s Industry Guide 7 and reflect the final salable product.
(4)	Btu/lb means the British thermal unit (Btu), which is a traditional unit of heat; it is defined as the amount of heat required to raise the temperature of one pound of water by one degree Fahrenheit.
(5)	Based on our sales contracts with LG&E and KU and OVEC-IKEC through 2024 and then escalated pricing (based on the pricing in the sales contract with LG&E and KU escalated annually by 2.4% in real terms).

Financial Position

At June 30, 2019 and 2018, the Company had cash and cash equivalents of $12.0 million and $22.6 million, respectively. During fiscal 2019, we entered into a term loan facility, or Term Loan Facility, with Tribeca Global Resources Credit Pty Ltd, or Tribeca (as agent), and Tribeca Global Natural Resources Ltd and the Tribeca Global Natural Resources Credit Funds (as lenders).

We have drawn the first $40 million tranche of the Term Loan Facility, having satisfied all conditions precedent under the facility agreement to achieve financial close and drawdown the first tranche of the Term Loan Facility. We used a portion of the proceeds from such drawdown to repay in full our previous $21.7 million debt facility with Macquarie Bank Limited, or Macquarie.

After the end of fiscal 2019, we entered into a conditional term sheet to grant a royalty to Tribeca to raise US$9.0 million (before costs), or the Proposed Royalty Financing. The term sheet also provided for amendments to the Term Loan Facility from Tribeca (as agent), or the Proposed Term Loan Amendment. Assuming completion of the Proposed Royalty Financing and Proposed Term Loan Amendment, drawdown of the second $10.0 million tranche of the Term Loan Facility is expected to occur in H1 2020, conditional on satisfaction of ramp-up tests, financial undertakings and other customary conditions precedent.

After the end of fiscal 2019, in order to satisfy the minimum US$5.0 million equity raising (after costs) condition in respect of the Proposed Royalty Financing and Proposed Term Loan Amendment, we announced that we would make an accelerated pro-rata entitlement offer to eligible shareholders of new shares at an offer price of A$0.07 each, on the basis of one new share for every four shares held on the record date, or the Previous Offer. The Previous Offer comprised an institutional entitlement offer to be conducted on an accelerated basis, or the Institutional Entitlement Offer, and a retail entitlement offer, or the Retail Entitlement Offer. On September 20, 2019, we announced that we had completed the Institutional Entitlement Offer of the Entitlement Offer to raise approximately A$3.1 million (US$2.2 million, assuming a USD:AUD exchange rate of 0.69) (before costs). On October 21, 2019, we announced that the Retail Entitlement Offer had lapsed without the Company accepting any applications and the Company will instead undertake a new repriced fully underwritten pro-rata entitlement offer to eligible shareholders of new shares at an offer price of A$0.05 each, on the basis of one new share for every five shares held on the record date to raise approximately A$5.1 million (US$3.5 million, assuming a USD:AUD exchange rate of 0.69) (before costs), or the New Offer. The New Offer is fully underwritten by Argonaut Capital Limited. The underwriting fee is 5%. In addition, institutions that accepted the Institutional Entitlement Offer will be issued an additional two new shares for every five shares subscribed for under the Institutional Entitlement Offer, for no further consideration, to reflect the revised pricing of the New Offer, or the Top Up Shares. The Top Up Shares will be issued ex-entitlement.

Based on the availability of $12.0 million of cash from our financial position as of June 30, 2019, net cash flows from operations, $9.0 million from the Proposed Royalty Financing (before costs), US$2.2 million from the Institutional Entitlement Offer (assuming a USD:AUD exchange rate of 0.69) (before costs), US$3.5 million from the New Offer (assuming a USD:AUD exchange rate of 0.69) (before costs), and US$10.0 million from drawdown of the second tranche of the Term Loan Facility (before costs), we expect to have sufficient cash flow to complete the expansion of production capacity to 2.8 Mtpa at the Poplar Grove mine.

Our Strengths

We believe that we are well-positioned to successfully execute our business strategies because of the following competitive strengths:

Illinois Basin coal producer with permitted, high quality, long-lived reserves. We believe we will be one of the few pure-play Illinois Basin thermal coal producers in the United States. As of June 2019, we controlled a reserve base of approximately 103.9 million tons of marketable reserves of high-quality Illinois Basin coal, with an expected mine life of 25 years for the Poplar Grove mine and 18 years for the Cypress mine. The Poplar Grove mine commenced operations during fiscal 2019, and the Cypress mine is fully permitted to begin construction. Our studies indicate that the coal at both mines has attractive properties compared to the coal at other existing mines in the Illinois Basin. Specifically, the coal from the WK No. 11 and WK No. 9 seams is expected to have a high heat content of 12,168 Btu/lb and 12,026 Btu/lb, respectively, at the Poplar Grove mine, and 11,819 Btu/lb from the WK No. 9 seam at the Cypress mine, after processing, which compares favorably with the larger producing mines in the Illinois Basin.

Fixed price sales contract. We have entered into two long-term, fixed-price coal supply agreements with major regulated utilities having coal-fired power plants on the Ohio River Market. We expect that sales under the agreements will represent approximately 51% of the first five years of production. We believe the “fixed price, fixed tons” nature of these agreements will reduce the volatility of our future revenues. See “B. Business Overview—Marketing, Sales and Contracts.”

Low operating costs.We project low operating costs for both our mines relative to other U.S. coal producers, resulting from (1) the high in-seam yield of the Poplar Grove mine’s WK No. 9 and WK No. 11’s coal seams, (2) both mine plans being relatively flat and laterally continuous, (3) favorable mining conditions from a competent mine roof and floor structure, and (4) close proximity to the Green River Barge Load-out Facility providing low transportation cost access to coal-fired power plants located on the Ohio River. In addition, due to the high heating content (i.e. 11,819 to 12,168 Btu/lb) and low moisture content, we have developed a preparation plant flow sheet for our mines that we expect will allow for a portion of the ROM coal (approximately 20% to 30% of ROM) to bypass the preparation process and be blended back in with the processed coal, which would produce a higher yield, lower operating cost and lower heating content product that still meets customer specifications. In addition, both mines are located in an established coal mining district, which should allow us to access highly skilled, union-free labor and local mining services and equipment providers.

Established financing plan.We had approximately $12.0 million of cash and cash equivalents at June 30, 2019 and a Term Loan Facility from Tribeca (as agent). After the end of fiscal 2019, we entered into a conditional term sheet relating to the Proposed Royalty Financing and announced that we will conduct the Entitlement Offers to raise approximately A$8.2 million (US$5.7 million, assuming a USD:AUD exchange rate of 0.69) (before costs). The term sheet also provided for the Proposed Term Loan Amendment. Assuming completion of the Proposed Royalty Financing and Proposed Term Loan Amendment, drawdown of the second $10.0 million tranche of the Term Loan Facility is expected to occur in H1 2020, conditional on satisfaction of ramp- up tests, financial undertakings and other customary conditions precedent. Based on the availability of $12.0 million of cash from our financial position as of June 30, 2019, net cash flows from operations, $9.0 million from the Proposed Royalty Financing (before costs), US$5.7 million from the Entitlement Offers (assuming a USD:AUD exchange rate of 0.69) (before costs), and US$10.0 million from drawdown of the second tranche of the Term Loan Facility (before costs), we expect to have sufficient cash flow to complete the expansion of production capacity to 2.8 Mtpa at the Poplar Grove mine.

Highly experienced management team with a long history of acquiring, developing, financing, building and operating coal reserve properties. Our senior management team has significant experience in acquiring, developing, financing, building and operating coal mines in the United States under various market conditions. They have previously held senior business development, financial, operations, and coal sales positions at both large, publicly traded coal companies as well as successful private coal operations.

Our Strategies

The key elements of our strategy to grow our business include:

Complete ramp-up of the Poplar Grove mine and reach production of 1.8 Mtpa as a two-Unit operation. The Poplar Grove mine commenced operations during fiscal 2019, and our maiden coal barge was shipped in the fourth fiscal quarter. Production ramp-up is underway utilizing two Units. Each Unit is equipped with two continuous miners and two roof-bolting machines. At full capacity, each Unit is expected to produce, on average, approximately 900,000 tons of saleable coal per year. We expect to reach a production rate of 1.8 Mtpa saleable product on an annualized run-rate basis as a two-Unit operation by the end of the 2019 calendar year.

Expand production at the Poplar Grove mine to reach full production capacity of 2.8 Mtpa as a three-Unit operation. We plan to expand the Poplar Grove mine to include a third mining unit by the end of the 2020 calendar year. We expect to reach full production capacity of 2.8 Mtpa saleable product on an annualized run-rate basis as a three-Unit operation during the 2021 calendar year.

Assess development plans for the Cypress mine. The Cypress mine is fully permitted for construction with all technical studies completed for its development, including a BFS. Our decision to construct the Cypress mine will depend on us securing required debt or equity financing to pay for development and construction costs, our ability to identify and contract with customers who are willing to acquire a significant portion of production at the Cypress mine and coal prices remaining at profitable levels.

Continue to grow through a highly disciplined and selective acquisition strategy. Our senior management team has a demonstrated track record of identifying and securing geologically and logistically advantaged thermal coal projects. They also have shown success in the exploration and permitting of new mines and the building of long-lived resources through complementary acquisitions.

Pursue our financial strategy. Once the Term Loan Facility is fully drawn we will be funded to complete the expansion of production capacity to 2.8 Mtpa at Poplar Grove. We have projected cash flow from operations based on our fixed price sales contracts, as well as third-party forecasts of coal prices, discounted for expected transportation costs, ash content and the effects of having a blended coal product. We intend to utilize revolving credit arrangements for working capital management, in either the private or public markets, to the extent it is available. We expect to fund the development of the Cypress mine, if undertaken, and any acquisition activities from operating cash flows and additional future issuances of debt or equity securities.

U.S. Regulations

We are an “emerging growth company” under the U.S. Jumpstart Our Business Startups Act of 2012, or the JOBS Act, and will continue to qualify as an “emerging growth company” until the earliest to occur of:

•	the last day of the fiscal year during which we have total annual gross revenues of US$1,070,000,000 (as such amount is indexed for inflation every five years by the SEC) or more;

•	the last day of our fiscal year following the fifth anniversary of the completion of our first sale of common equity securities pursuant to an effective registration statement under the Securities Act;
•	the date on which we have, during the previous three-year period, issued more than US$1,070,000,000 in non-convertible debt; or
•	the date on which we are deemed to be a “large accelerated filer,” as defined in Rule 12b-2 of the U.S. Securities Exchange Act of 1934, as amended, or the Exchange Act, which would occur if the market value of our ordinary shares and ADSs that are held by non-affiliates exceeds US$700,000,000 as of the last day of our most recently completed second fiscal quarter.

An emerging growth company may take advantage of specified exemptions from various requirements that are otherwise applicable to public companies in the United States. Generally, a company that registers any class of its securities under Section 12 of the Exchange Act is required to include in the second and all subsequent annual reports filed by it under the Exchange Act, a management report on internal control over financial reporting and, subject to an exemption available to companies that meet the definition of a “smaller reporting company” in Rule 12b-2 under the Exchange Act, an auditor attestation report on management’s assessment of the company’s internal control over financial reporting. However, for so long as we continue to qualify as an emerging growth company, we will be exempt from the requirement to include an auditor attestation report in our annual reports filed under the Exchange Act, even if we do not qualify as a “smaller reporting company.” In addition, Section 103(a)(3) of the Sarbanes-Oxley Act has been amended by the JOBS Act, to provide that, among other things, auditors of an emerging growth company are exempt from any rules of the Public Company Accounting Oversight Board requiring mandatory audit firm rotation or a supplement to the auditor’s report in which the auditor would be required to provide additional information about the audit and the financial statements of the company.

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

Capital Expenditures

Our capital expenditures for fiscal 2017, 2018 and 2019 amounted to $8,575,000, $27,134,000 and $58,308,000, respectively.

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

BUSINESS

Overview

Paringa Resources Limited is a developer of long-life thermal coal mines known as the Buck Creek Complex, consisting of the operating Poplar Grove mine and the undeveloped Cypress mine located in the western Kentucky section of the Illinois Basin.

We believe both the Poplar Grove and Cypress mines possess geological and logistical advantages that will lower the operating costs of our mines and make our coal product attractive to the coal-fired power plants located in the Ohio River and southeast U.S. power markets.

Western Kentucky is one of the world’s best mining jurisdictions due to its access to low-cost power, utilities, transportation and a non-union labor pool. Mining conditions at Poplar Grove are similar to those encountered in neighboring mines, which rank as some of the most productive room-and-pillar operations in the world.

The Poplar Grove mine commenced operations during fiscal 2019, and our maiden coal barge was shipped in the fourth fiscal quarter. Production ramp-up is underway, and we expect to reach full production capacity during the 2021 calendar year. We ship thermal coal by barge from our load-out facility on the Green River, accessing major coal transportation routes along the Ohio and Mississippi rivers where our customers are located.

We also have future plans to commence construction of the Cypress mine. We have not yet decided on the timing to develop the Cypress mine, which if undertaken would require additional funds.

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

We have commissioned MM&A to conduct a review of our BFS. MM&A has provided reserve coal tonnage estimates that are compliant with the SEC’s Industry Guide 7 and, accordingly, the reserves disclosed in this annual report on Form 20-F are compliant with the JORC Code and Industry Guide 7. However, we note for you that we have made assumptions about the likely existence of mineralized material when designing our mine plan.

The following map shows the Buck Creek Complex and surrounding operations in Western Kentucky:

Development and Production Plans

Our plan is to develop low-capital and operating cost mines located near low-cost river transportation in the Illinois Basin, including the operating Poplar Grove mine and the undeveloped Cypress mine, which is fully permitted to begin construction. Once the Poplar Grove mine has been successfully ramped up, we currently plan to make low-cost mine developments to grow our coal production. We intend to support additional production growth with long-term sales contracts to ensure that additional capacity investments generate high levels of free cash flow.

Our development plan can be summarized as follows:

•	Complete ramp-up of the Poplar Grove mine and reach production of 1.8 Mtpa as a two-Unit operation. The Poplar Grove mine commenced operations during fiscal 2019, and our maiden coal barge was shipped in the fourth fiscal quarter. Production ramp-up is underway, utilizing two Units. Each Unit is equipped with two continuous miners and two roof-bolting machines. At full capacity, each Unit is expected to produce, on average, approximately 900,000 tons of saleable coal per year. We expect to reach a production rate of 1.8 Mtpa saleable product on an annualized run-rate basis as a two-Unit operation by the end of the 2019 calendar year.
•	Expand production at the Poplar Grove mine to reach full production capacity of 2.8 Mtpa as a three-Unit operation. We plan to expand the Poplar Grove mine to include a third mining unit by the end of the 2020 calendar year. We expect to reach full production capacity of 2.8 Mtpa saleable product on an annualized run-rate basis as a three-Unit operation during the 2021 calendar year.
•	Assess development plans for the Cypress mine. The Cypress mine is fully permitted for construction with all technical studies completed for its development, including a BFS. Our decision to construct the Cypress mine will depend on us securing required debt or equity financing to pay for development and construction costs, our ability to identify and contract with customers who are willing to acquire a significant portion of production at the Cypress mine and coal prices remaining at profitable levels. Based on the BFS conducted by MM&A, we have estimated that total capital expenditures to develop the Cypress mine will be approximately $101.2 million.

Our Competitive Strengths

We believe that we are well-positioned to successfully execute our business strategies because of the following competitive strengths:

•	Illinois Basin coal producer with permitted, high quality, long-lived reserves. We believe we will be one of the few pure-play Illinois Basin thermal coal producers in the United States. As of June 2019, we controlled a reserve base of approximately 103.9 million tons of marketable reserves of high-quality Illinois Basin coal, with an expected mine life of 25 years for the Poplar Grove mine and 18 years for the Cypress mine. The Poplar Grove mine commenced operations during fiscal 2019, and the Cypress mine is fully permitted to begin construction. Our studies indicate that the coal at both mines has attractive properties compared to the coal at other existing mines in the Illinois Basin. Specifically, the coal from the WK No. 11 and WK No. 9 seams is expected to have a high heat content of 12,168 Btu/lb and 12,026 Btu/lb, respectively, at the Poplar Grove mine, and 11,819 Btu/lb from the WK No. 9 seam at the Cypress mine, after processing, which compares favorably with the larger producing mines in the Illinois Basin.
•	Fixed price sales contract. We have entered into two long-term, fixed-price coal supply agreements with major regulated utilities having coal-fired power plants on the Ohio River Market. We expect that sales under the agreements will represent approximately 51% of the first five years of production. We believe the “fixed price, fix tons” nature of these agreements will reduce the volatility of our future revenues. See “—Marketing, Sales and Contracts.”
•	Low operating costs. We project low operating costs for both our mines relative to other U.S. coal producers, resulting from (1) the high in-seam yield of the Poplar Grove mine’s WK No. 9 and WK No. 11’s coal seams, (2) both mine plans being relatively flat and laterally continuous, (3) favorable mining conditions from a competent mine roof and floor structure, and (4) close proximity to the Green River Barge Load-out Facility providing low transportation cost access to coal fired power plants located on the Ohio River. In addition, due to the high heating content (i.e. 11,819 to 12,168 Btu/lb) and low moisture content, we have developed a preparation plant flow sheet for our

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

•	Established financing plan. We had approximately $12.0 million of cash and cash equivalents at June 30, 2019 and a Term Loan Facility from Tribeca (as agent). After the end of fiscal 2019, we entered into a conditional term sheet relating to the Proposed Royalty Financing, and announced that we will conduct the Entitlement Offers to raise approximately A$8.2 million (US$5.7 million, assuming a USD:AUD exchange rate of 0.69) (before costs). The term sheet also provided for the Proposed Term Loan Amendment. Assuming completion of the Proposed Royalty Financing and Proposed Term Loan Amendment, drawdown of the second $10.0 million tranche of the Term Loan Facility is expected to occur in H1 2020, conditional on satisfaction of ramp-up tests, financial undertakings and other customary conditions precedent. Based on the availability of $12.0 million of cash from our financial position as of June 30, 2019, net cash flows from operations, $9.0 million from the Proposed Royalty Financing (before costs), US$5.7 million from the Entitlement Offers (assuming a USD:AUD exchange rate of 0.69) (before costs), and US$10.0 million from drawdown of the second tranche of the Term Loan Facility (before costs), we expect to have sufficient cash flow to complete the expansion of production capacity to 2.8 Mtpa at the Poplar Grove mine.
•	Highly experienced management team with a long history of acquiring, developing, financing, building and operating coal reserve properties. Our senior management team has significant experience in acquiring, developing, financing, building and operating coal mines in the United States under various market conditions. They have previously held senior business development, financial, operations, and coal sales positions at both large, publicly traded coal companies as well as successful private coal operations.

Our Strategies

The key elements of our strategy to grow our business include:

•	Complete ramp-up of the Poplar Grove mine and reach production of 1.8 Mtpa as a two-Unit operation. The Poplar Grove mine commenced operations during fiscal 2019, and our maiden coal barge was shipped in the fourth fiscal quarter. Production ramp-up is underway utilizing two Units. Each Unit is equipped with two continuous miners and two roof-bolting machines. At full capacity, each Unit is expected to produce, on average, approximately 900,000 tons of saleable coal per year. We expect to reach a production rate of 1.8 Mtpa saleable product on an annualized run-rate basis as a two-Unit operation by the end of the 2019 calendar year.
•	Expand production at the Poplar Grove mine to reach full production capacity of 2.8 Mtpa as a three-Unit operation. We plan to expand the Poplar Grove mine to include a third mining unit by the end of the 2020 calendar year. We expect to reach full production capacity of 2.8 Mtpa saleable product on an annualized run-rate basis as a three-Unit operation during the 2021 calendar year.
•	Assess development plans for the Cypress mine. The Cypress mine is fully permitted for construction with all technical studies completed for its development, including a BFS. Our decision to construct the Cypress mine will depend on us securing required debt or equity financing to pay for development and construction costs, our ability to identify and contract with customers who are willing to acquire a significant portion of production at the Cypress mine and coal prices remaining at profitable levels.
•	Continue to grow through a highly disciplined and selective acquisition strategy. Our senior management team has a demonstrated track record of identifying and securing geologically and logistically advantaged thermal coal projects. They also have shown success in the exploration and permitting of new mines and the building of long-lived resources through complementary acquisitions.
•	Pursue our financial strategy. Once the Term Loan Facility is fully drawn, we will be funded to complete the expansion of production capacity to 2.8 Mtpa at Poplar Grove. We have projected cash flow from operations based on our fixed price sales contracts, as well as third-party forecasts of coal prices, discounted for expected transportation costs, ash content and the effects of having a blended coal product. We intend to utilize revolving credit arrangements for working capital management, in either the private or public markets, to the extent it is available. We expect to fund the development of the Cypress mine, if undertaken, and any acquisition activities from operating cash flows and additional future issuances of debt or equity securities.

Summary Reserve Data

Our reserves by mine are summarized below:

	Poplar Grove Mine	Cypress Mine
Location	Kentucky	Kentucky
Mining Method	Underground, room-and-pillar	Underground, room-and-pillar
ROM Recoverable Reserves (in millions of tons)(1)
Proven	22.5	21.8
Probable	28.5	62.9
Total(2)	51.0	84.7
Marketable Reserves (in millions of tons)(3)
Proven	17.1	16.7
Probable	21.8	48.2
Total	38.9	65.0
Estimated Full Production 2024 (million tons per year)	2.8	3.8
Anticipated Production Start Date	2019	2023
Projected Mine Life (years)	25	18
Heating Content (Btu/lb(4))	11,200	11,200
Planned Transportation	Barge/Truck	Barge
Sulfur % (product blend)	3.0%	3.0%
Coal price used to estimate reserves(5)	$40.02 to $58.35 per ton	$44.80 to $70.30 per ton
(1)	The amounts do not constitute mineral reserves as defined in the SEC’s Industry Guide 7.
(2)	We estimate that dilution materials and allowances for losses will be approximately 24% of our recoverable reserves.
(3)	The amounts were calculated pursuant to the SEC’s Industry Guide 7 and reflect the final salable product.
(4)	Btu/lb means the British thermal unit (Btu) is a traditional unit of heat; it is defined as the amount of heat required to raise the temperature of one pound of water by one degree Fahrenheit.
(5)	Based on our sales contracts with LG&E and KU and OVEC-IKEC through 2024 and then escalated pricing (based on the pricing in the sales contract with LG&E and KU escalated annually by 2.4% in real terms).

Please see “—Key Factors and Assumptions” for important information about the methodology applicable to our mine plan and reserve estimates, including key factors and assumptions that could cause actual results to differ materially from our expectations.

Overview of Poplar Grove Mine and Cypress Mine

Property Rights

In March 2013, we acquired the Buck Creek Complex from Buck Creek Resources, LLC. Buck Creek Resources, LLC assembled the original Buck Creek property consisting of a series of coal leases totaling 25,000 gross acres within 327 property tracts, all of which we acquired. We have subsequently leased approximately 16,000 gross acres of additional mineral property adjacent to existing leases.

As of June 30, 2019, we controlled approximately 41,000 gross acres of mineral property pursuant to over 300 individual leases with local landowners. Of the total saleable production profile of 133.9 million tons at the Poplar Grove mine and Cypress mine, approximately 103.9 million tons of the mine plan can be mined on mineral property we currently control. Additional mineral leases must be acquired in order to execute the life of mine plan to achieve the projected financial performance of the Poplar Grove mine.

There are 318 acres on three tracts of surface property controlled at the Poplar Grove mine that are necessary for surface facilities, which house the preparation plant, refuse area and associated support facilities. There are 500 acres on five tracts of options to acquire surface property controlled at the Cypress mine that are necessary for surface facilities which, if and when the Cypress mine is developed, are expected to house the preparation plant, refuse area and associated support facilities.

Royalties

Kentucky state law allows the owner or controller of a partial interest tract to develop the tract in a manner consistent with full control of the property. Therefore, we expect that any partial interest tracts that are less than 100% leased can be developed. Any royalties due to the owners of the uncontrolled portion of the tract are escrowed and administered by a local court. The partial interest tracts are included within our 41,000 controlled acres. In addition to annual minimum royalties, a production royalty equaling the greater of $1.25 per ton or four percent of the average gross sales price Free on Board, or F.O.B., mine is applicable.

Coal Seam Access

Access to the underground coal seam at Poplar Grove is provided by a declining entryway from the surface for transport of personnel, materials and ROM coal. The mine slope accommodates a conveyor belt to transport ROM coal to the mine site area and a travelway for the transportation of personnel, supplies, and equipment. Two vertical airshafts ventilate the slope and mine. Access to the coal seam at the Cypress mine is anticipated to be developed in a similar method to the Poplar Grove mine.

Surface Access

The Poplar Grove mine portal, coal preparation plant and refuse disposal facility are located in McLean County in the eastern portion of the property along Kentucky Route 2385. Trucks transport product to a river load-out on the Green River, approximately seven miles to the northeast along Kentucky Routes 81 and 138. Routes 2385, 81 and 138 are all paved roads maintained by Kentucky’s state government, and they currently handle industrial truck traffic mostly related to the large-scale agricultural operations in the area. The local infrastructure is classified as very good to excellent in terms of supporting a sizable mining operation. Surface access at the Cypress mine is anticipated to include a conveyor system which will run from the Cypress plant to the existing river load-out facility.

Poplar Grove Mine

Location

Contained within McLean and Hopkins counties, Kentucky, the Poplar Grove mine lies between the towns of Hanson and Slaughters in the west and Calhoun and Sacramento in the east. The navigable Green River flows through the northeastern corner of the property, and the Pond River flows north through the center of the Poplar Grove mine to its confluence with the Green River near the northern property boundary. The Pond River also forms the common border between McLean and Hopkins counties. A CSX Corporation rail line that parallels the Pennyrile Parkway, recently upgraded and renamed Interstate 69, is adjacent to the western end of the project area.

Geological Setting

The coal deposits in the Western Kentucky Coal Field are among the earliest exploited and most extensively developed coal deposits in the United States. The coal-bearing formations on the property belong to the Middle Pennsylvanian system (including the Carbondale Formation). These coal-bearing formations extend over 400 miles from northern Illinois to western Kentucky and are part of what is identified as the Illinois Basin. The Illinois Basin is more than 200 miles wide and, in some portions, contains over 30 named coal seams. The mineable coal horizons in the Carbondale Formation range from one foot to over six feet in thickness. Structurally, the coal horizons are typically characterized as gently dipping, but may steepen along the margins of the basin.

Sediment of the Carbondale Formation includes conglomerate, sandstone, siltstone, shale, limestone and coal that were deposited primarily in coastal-deltaic settings. The coal rank is generally high volatile bituminous C. Higher-rank coal is sometimes located along major structural fault systems. The Poplar Grove mine will extract coal from both the WK No.9 and WK No.11 coal seams, and the Cypress mine will mine the WK No.9 seam only.

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

Mining Conditions

The rock strata above the WK No. 9 seam generally consists of Turner Mine Shale, which is a thin, black shale, on top of which there is Canton Shale and Vermillionville Sandstone. Immediately below the WK No. 9 seam is claystone followed by shale and sandy shale. Coal seam thickness of the WK No.11 seam averages 4.2 feet with clean coal quality characteristics similar to the Poplar Grove mine’s WK No.9 seam. Mining conditions for the WK No.11 coal seam appear to be excellent, with the immediate roof consisting of a thin black shale horizon overlain by limestone. The roof conditions in the WK No. 11 seam are expected to result in lower operating costs compared to the WK No. 9 because the density of roof support materials is less. Both the WK No. 9 and No. 11 seams are relatively flat with a dip towards the northwest.

Like almost all coal seams in the United States, the seams studied at Buck Creek Complex liberate methane gas. Based on historical mining in the area and desorption testing conducted for the project, we believe the amount of gas encountered during mining should not require degasification drilling, nor is it expected to it adversely affect productivity.

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

Coal Mining Activities

We started construction of the Poplar Grove mine in August 2017. The construction is substantially complete and production ramp-up has begun, including the commencement of continuous underground mining operations with Company-operated mining equipment and labor. We successfully produced washed coal and commenced barge operations in the fourth fiscal quarter.

Coal production from the Poplar Grove mine comes exclusively from continuous miner units using room-and-pillar underground mining methods.

Underground mining operations at the Poplar Grove mine are undertaken using “super section units,” or Units, with each operating two continuous miners to undertake initial driving of mains and coal mining of panels. Each Unit is equipped with two continuous miners and two roof-bolting machines for enhanced productivity. In addition, each Unit is equipped with a minimum of four battery haulers which transport mined coal to a belt feeder/breaker, which provides surge capacity to reduce haulage dump times. The Units utilize scoops for clean-up of spillage, and supply cars for distribution of supplies and materials, rockdusting and other utility purposes.

Intake air is directed through central entries and used to provide fresh air for the continuous miners. After ventilating the working faces, the return air is routed through the exterior entries to exit the mine at the return portal or air shaft.

We delivered first coal during the 2019 fiscal year utilizing one Unit. After the end of fiscal 2019, a second Unit entered production, and we plan to expand to a third Unit during the 2020 calendar year. Each Unit has a nameplate production of approximately 0.9 Mtpa saleable coal, projecting that the Poplar Grove mine will have the capacity to process approximately 3.6 million tons of ROM coal annually including the raw coal bypass, which equates to approximately 2.7–2.8 Mtpa of saleable coal over a 25-year mine life. The Poplar Grove mine plan includes a total production of 89.0 million ROM tons, or 67.7 million saleable tons.

At steady state production, the continuous miner advance rate projected for each Unit is a nominal 560 feet per unit-shift, comparable to the performance of other producers in the Illinois Basin. At full capacity, each Unit is expected to produce, on average, approximately 900,000 tons of saleable coal per year.

Coal Processing

ROM production from the Poplar Grove mine requires processing in order to meet market specifications. The Poplar Grove preparation plant flow sheet allows for a portion of ROM coal to bypass the preparation process and be blended back in with the processed coal, which produces a higher yield, lower operating cost and lower heating content product that still meets customer specifications. The amount of bypassed coal can be varied to produce a range of product qualities. As part of the Poplar Grove production ramp-up, we have begun to introduce bypass tons to the final product mix as underground construction activities were completed and the amount of waste rock received by the preparation plant has begun to normalize.

The coal product from the Poplar Grove mine will be a blend of processed and bypassed coal to meet a target specification of 11,200 to 11,300 Btu/lb. This target coal quality is expected to result in an overall yield of approximately 73.8%. Following the processing and blend of both the WK No. 9 and WK No. 11 coal seams, the Poplar Grove washed qualities are expected to be as follows:

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

Capital Costs

We started construction of the Poplar Grove mine in August 2017. The construction is substantially complete and production ramp-up has begun, including the commencement of continuous underground mining operations with Company-operated mining equipment and labor. We successfully produced washed coal and commenced barge operations in the fourth fiscal quarter.

We believe the Poplar Grove mine is located in one of the best-serviced and infrastructure-advantaged coal regions in the United States. The cost of sustaining capital expenditures for the Poplar Grove mine, mine site infrastructure, CHPP, and additional air shafts is estimated at $2.15 per ton. Our estimates are based in part on the capital costs of similar mines in the region operating in similar conditions, utilizing identical mining or processing techniques and equipment.

Operating Costs

The average (steady state) annual operating cost for the Poplar Grove mine free-on-board barge is estimated to be approximately $29.46 per saleable ton. Operating costs are projected for each year of the mine plan, considering projected annual ROM tonnage, clean tonnage and feet of advance. Operating cost projections are based on current pricing provided by reputable vendors and contractors and our estimates of staffing, wage and salary levels, employee benefits, operating and maintenance and supply costs per ton produced (for the mine) or processed (for the plant and dock). Other costs include outside services, sales and administrative costs, royalties, black lung federal excise tax, OSM reclamation fees and property tax and insurance.

Refuse Disposal

In the plant, fine refuse is separated from process water using plate and frame presses, a technology utilized in the Illinois Basin by other operating companies. Once separated, the dewatered fine refuse is combined with coarse refuse and will exit the plant on a refuse-collecting conveyor belt. The combined refuse will be placed in permitted refuse-disposal facilities; the location of the refuse disposal area is immediately adjacent to the CHPP. Process water, once separated from the fine refuse, is recycled and reused in the CHPP. At steady-state operations, we expect the Poplar Grove mine to generate approximately 21.2 million tons of refuse, or approximately 16.9 million cubic yards, over the life of the mine. The designed refuse storage area at the Poplar Grove mine has a capacity of 26.7 million cubic yards.

Electricity and Water

The Poplar Grove mine is served by approximately 4.3 miles of high-voltage transmission line from the existing Kenergy 69 kV line. In addition, a main surface substation supplies the mine, plant, and surface facilities, along with internal distribution lines.

The Poplar Grove mine requires fresh water for the mine and plant to be pumped from groundwater wells to a freshwater supply pond adjacent to the surface facilities. In addition to the water needed to run the mine and plant on a daily basis, fresh water is stored in a tank for firefighting. Potable water for the bath house and offices is sourced from a public water supply, located adjacent to the property.

Barge Load-out Facility

The Company’s barge load-out facility is located approximately seven miles northwest of the Poplar Grove mine’s plant site. Coal is trucked from the Poplar Grove CHPP, dumped into a stockpile and reclaimed into a chain feeder by a bulldozer. From the feeder, conveyor belts transport the coal approximately 550 ft. into a 1,500 ton capacity barge. In order to accommodate changes in river level, the loading conveyor is supported by a work barge which is allowed to rise and fall as the river level changes.

Barge Waterways

The primary market access point for the Poplar Grove mine’s saleable product is via barge on the Green River. The Green River is part of the Mississippi River System, a 12,350-mile (19,871 km) network of navigable waterways serving much of the eastern and midwestern United States.

Cypress Mine

Location

Located immediately north of the Poplar Grove mine, the Cypress mine is contained within McLean and Hopkins counties, Kentucky, and lies between the towns of Hanson and Slaughters in the west and Calhoun and Sacramento in the east. The navigable Green River flows through the northeastern corner of the Cypress mine and the Pond River flows north through the center of the Property to its confluence with the Green River near the northern property boundary. The Pond River also forms the common border between McLean and Hopkins counties. The property is located near a CSX Corporation rail line that parallels the Pennyrile Parkway, recently upgraded and renamed Interstate 69, along the western end of the project area.

Geological Setting

Subject to market conditions and securing required financing, the Cypress mine will be mining the WK No. 9 coal seam approximately 650 feet below the surface at the proposed mine portal site. The coal seam is flat lying with a modest dip of 2 to 3 degrees generally to the northwest and toward the center of the bowl-shaped Illinois Basin. Thickness of the WK No. 9 coal seam averages approximately 3.8 feet (46 inches), a suitable seam thickness for high-productivity underground mining with approximately 0.7 feet (8 inches) of out-of-seam mining needed to achieve an average mining height of 4.5 feet, or 54 inches, required for equipment clearance. Seam and mining heights are similar to a number of underground mines in the region.

Coal Quality

Coal seam quality data, available from exploration drill holes, has been utilized to determine the Poplar Grove mine resource coal quality. Results are typical of the coal quality generally found in the west Kentucky portion of the Illinois Basin. A summary of the WK No. 9 drill hole quality data for the Cypress mine is provided.

Cypress Mine—Coal Quality Specifications

Raw Proximate Analysis (As Received)					Washed Core Quality (Equilibrium Moisture +4%)
EQ Moisture	Ash	Volatile Matter	Fixed Carbon	Chlorine	HGI	Calorific Value (Btu/lb)	Ash	Yield (@ 1.60 Float)
6.7%	11.9%	36.9%	44.6%	0.18%	60	11,819	8.4%	93.1%

Coal Processing

The project will include a modern, fully integrated, coal preparation plant in order to provide a consistent product, which meets the specifications of the Company’s customers. At full production, the coal preparation plant is expected to be capable of processing 5.1 million tons of ROM coal annually, which equates to approximately 3.8 million marketable tons per year. Average product yield is estimated at 77.0%, which includes direct shipment/preparation plant bypass of approximately 14% of the ROM production.

Mine Production

The mine plan includes a total production of 86.3 million ROM tons and 66.2 million saleable tons over an 18-year period, including a two-year ramp-up period. At planned productivity, each super-section will produce approximately 2,300 to 2,400 tons of ROM coal per shift. ROM production for the project will total approximately 5.1 million tons per year at full production.

Initial Capital Costs

Total initial capital is estimated at $101.2 million which includes the cost of surface property, surface and underground mine development and infrastructure estimated at $61 million and the cost of a 700 ton per hour wash plant, barge load-out and surface facilities of $44 million. The total initial capital cost with an added 10% contingency reserve is $115 million. Sustaining capital for the mine, mine site infrastructure and CHPP has been estimated at $1.28 per ton.

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

Materials Handling and Barge Load-out Facility

Clean coal originating from the stockpiles located at the preparation plant will be reclaimed using a system of underground feeders. At the dock site, the conveyor will dump coal into a 500-ton capacity bin, which allows the loading of barges without rehandling coal. The bin will be equipped with two feeders allowing trucks to be loaded or coal to be transferred to the barge loader.

Mining Permits and Approvals

We believe that we have the permits necessary to operate the Poplar Grove mine and construct the Cypress mine. The Poplar Grove and Cypress mines require multiple permits for coal preparation and mine access-related facilities, spoil storage and for haul roads, transportation, loading and other incidental permits necessary for mining to occur. A listing of all current and pending permits is provided in the table below. In each case, the permit was issued in the name of our wholly-owned subsidiary, Hartshorne Mining LLC.

Once we have completed construction, we will need to obtain and maintain additional permits to operate our mines.

Issued Permits:

Agency	Permit Type	Permit Description	Permit Number	Facility
KY DNR	SMCRA	Surface Area	875-8002	Poplar Grove mine
KY DNR	SMCRA	Underground Mine	875-5010	Poplar Grove mine
KY DNR	KPDES	Mine & Prep Plant	KYGW40071	Poplar Grove mine
KY DNR	SMCRA	Dock Facility	875-6001	Buck Creek Dock
KY DNR	SMCRA	Underground Mine	875-5009	Cypress mine
U.S. ACOE	US ACOE 404	Underground Mine	LRL-2011-707-b-	Cypress mine &
			MOD	Buck Creek Dock
KY DNR	KPDES	Underground Mine	KYGW40003	Cypress mine &
Buck Creek Dock

Pending Permits:

Agency	Permit Type	Permit Description	Permit Number	Facility
KY DNR	SMCRA (revision)	Surface Area	875-8002	Poplar Grove mine
KY DNR	KPDES (revision)	Mine & Prep Plan	KYGW40071	Poplar Grove mine

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

Markets and Transportation

We believe the location of the Poplar Grove and Cypress mines provides us significant logistical advantages and access to secure infrastructure that will help us reach future customers. We have initially identified two key potential markets:

•	Initial Target Market—Ohio River Market. The Buck Creek Complex has low-cost barge access to the Green and Ohio rivers, providing a transportation cost advantage over other Illinois Basin and U.S. coal producers. Our initial target market is approximately 17 large base-load coal-fired power plants located on the Ohio River. These plants consume approximately 50 million tons of coal per year, primarily from the Illinois Basin, and have all installed environmental controls.
•	Secondary Target Market—South East Market. We also have identified a secondary target market, the southeast U.S. market, which has traditionally been supplied by the Central Appalachian region. The increase in scrubber installations in the United States has provided an opportunity for low-cost Illinois Basin coal to increasingly penetrate a large proportion of the eastern U.S. power market.

Set forth below is a chart of Illinois Basin prices per ton of different qualities of coal:

Marketing, Sales and Contracts

We have signed a coal supply agreement with Louisville Gas and Electric, or LG&E, and KU Energy LLC, to deliver coal from the Poplar Grove mine. Set forth below is a summary of the key terms of that sales agreement (US$ in millions per ton):

Contracted Production	Fixed Contract Price (FOB Barge; 11,200 Btu/lb)
0–750,000 tons	$40.50
750,001–1,750,000	$41.50
1,750,001–2,750,000	$43.00
2,750,001–3,750,000	$44.25
3,750,001–4,750,000	$45.75
Total Sales Contract Value	$205 million

The agreement calls for fixed sales prices based on a F.O.B. basis delivered at the Green River barge load-out facility on the Green River and, under its terms, we are obligated to deliver a total of 4.75 million tons of 11,200 Btu/lb product over a five-year period. The fixed coal sales prices for our 11,200 Btu/lb coal specification begins at $40.50 per ton for the first 750,000 tons of coal delivered to the counterparties, escalating to $45.75 per ton for the final 1,000,000 tons sold.

The counterparties are subsidiaries of the PPL Corporation that are regulated utilities serving approximately 1.2 million customers. The counterparties own three power plants within our initial target Ohio River Market—Trimble county, Ghent and Mill Creek.

Additionally, in October 2018 we signed an additional coal sales agreement with Ohio Valley Electric Corporation and its subsidiary Indiana-Kentucky Electric Corporation, or OVEC-IKEC, to deliver 650,000 tons of coal from the Poplar Grove mine from 2019 to 2020. OVEC-IKEC’s largest shareholder is American Electric Power, or AEP, which is one of the largest electric utilities in the United States, serving nearly 5.4 million customers in 11 states.

Coal Sales Marketing Strategy. Our initial focus was to enter into a cornerstone sales contract (or mine-opening contract) with an investment grade, highly respected utility that would be considered a “bankable document” and facilitate the execution of a debt facility for the construction of the Poplar Grove mine. In addition to our cornerstone sales contract with LG&E and KU to deliver 4.75 million tons of coal over a give-year period, we have signed an additional coal sales agreement with OVEC-IKEC to deliver 650,000 tons of coal from 2019 to 2020. In the future, we plan to participate in the bi-annual coal solicitation process to sell additional coal to utilities initially located in the Ohio River Market. As we expand production at the Poplar Grove and Cypress mines, we also will aggressively target coal sales to the secondary southeast U.S. market.

Competition

The coal industry is highly competitive. We compete for U.S. sales with numerous coal producers in the Illinois Basin and the Appalachian region and with western coal producers. The most important factors on which we compete are delivered coal price, coal quality and characteristics, transportation costs from the mine to the customer and the reliability of supply.

Demand for steam coal, and the prices that we are able to obtain for it, are closely linked to coal-consumption patterns of the domestic electric generation industry. These coal-consumption patterns are influenced by many factors beyond our control, including the demand for electricity, which is significantly dependent upon summer and winter temperatures, and commercial and industrial outputs in the U.S., environmental and other government regulations, technological developments and the location, availability, quality and price of competing sources of power. These competing sources include natural gas, nuclear, fuel oil and, increasingly, renewable sources such as solar and wind power. Demand for our low sulfur coal, and the prices that we are able to obtain for it, are also affected by the price and availability of high sulfur coal.

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

Coal is generally categorized into metallurgical coal (for steel making) and thermal coal (to produce electricity). Coal has historically been a relatively inexpensive fuel for power generation and remains a major fuel for global energy. The geological characteristics of coal reserves largely determine the mining method used to extract coal. There are two primary methods of mining coal: underground and surface mining. Underground mining employs one of the following two methods: longwall mining or continuous (or room and pillar) mining. The Company has adopted the continuous mining method at Poplar Grove, whereby rooms are cut into the coal seam, leaving a series of coal pillars that help support the mine roof and control airflow. Continuous mining equipment is used to cut coal from the face, and shuttle cars are generally used to transport coal to a conveyor belt for subsequent delivery to the surface. Generally, coal products are extracted and transported to preparation plants where they are washed to remove impurities, such as rock and shale. Preparation plants process coal to ensure quality specifications for end users. Additionally, some coal products are crushed and shipped directly to end users. Shipments are made via major railroads, trucks, barges, and seaborne vessels or a combination thereof.

There are an estimated 1.1 trillion metric tonnes of proven coal reserves worldwide providing enough coal to last around 150 years at current rates of production. In contrast, proven oil and gas reserves are equivalent to around 50 and 52 years at current production levels (Source: www.worldcoal.org; December 2017). According to the BP Statistical Review, published in June 2017, coal provided 28% of the world’s primary energy consumption.

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

Mine Health and Safety Laws

Stringent safety and health standards have been imposed by federal legislation since the Federal Coal Mine Health and Safety Act of 1969, or the CMHSA, was adopted. The Federal Mine Safety and Health Act of 1977, or the FMSHA, and regulations adopted pursuant thereto, significantly expanded the enforcement of health and safety standards of the CMHSA, and imposed extensive and detailed safety and health standards on numerous aspects of mining operations, including training of mine personnel, mining procedures, blasting, the equipment used in mining operations, and numerous other matters. MSHA monitors and rigorously enforces compliance with these federal laws and regulations. In addition, most of the states where we operate have state programs for mine safety and health regulation and enforcement. Federal and state safety and health regulations affecting the coal mining industry are perhaps the most comprehensive and rigorous system in the United States for protection of employee safety and have a significant effect on our operating costs. Although many of the requirements primarily impact underground mining, our competitors in all of the areas in which we operate are subject to the same laws and regulations.

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

The Federal Mine Improvement and New Emergency Response Act of 2006, or the MINER Act, significantly amended the FMSHA, imposing more extensive and stringent compliance standards, increasing criminal penalties and establishing a maximum civil penalty for non-compliance, and expanding the scope of federal oversight, inspection, and enforcement activities. Following the passage of the MINER Act, MSHA has issued new or more stringent rules and policies on a variety of topics, including:

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

In 2014, MSHA began implementation of a finalized new regulation titled “Lowering Miner’s Exposure to Respirable Coal Mine Dust, Including Continuous Personal Dust Monitors.” The final rule implements a reduction in the allowable respirable coal mine dust exposure limits, requires the use of sampling data taken from a single sample rather than an average of samples, and increases oversight by MSHA regarding coal mine dust and ventilation issues at each mine, including the approval process for ventilation plans at each mine, all of which increase mining costs. The second phase of the rule began in February 2016 and requires additional sampling for designated and other occupations using the new continuous personal dust monitor technology, which provides real-time dust exposure information to the miner. Phase three of the rule began in August 2016, and resulted in lowering the current respirable dust level of 2.0 milligrams per cubic meter to 1.5 milligrams per cubic meter of air. Compliance with these rules can result in increased costs on our operations, including, but not limited to, the purchasing of new equipment and the hiring of additional personnel to assist with monitoring, reporting, and recordkeeping obligations.

Additionally, in July 2014, MSHA proposed a rule addressing the “criteria and procedures for assessment of civil penalties.” Public commenters have expressed concern that the proposed rule exceeds MSHA’s rulemaking authority and would result in substantially increased civil penalties for regulatory violations cited by MSHA.

MSHA last revised the process for proposing civil penalties in 2006 and, as discussed above, civil penalties increased significantly. The notice-and-comment period for this proposed rule has closed, and it is uncertain when MSHA will present a final rule addressing these civil penalties.

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

Black Lung Benefits Act

The Black Lung Benefits Act of 1977 and the Black Lung Benefits Reform Act of 1977, as amended in 1981, or the BLBA, requires businesses that conduct current mining operations to make payments of black lung benefits to current and former coal miners with black lung disease and to some survivors of a miner who died from this disease. The BLBA levies a tax on production of $1.10 per ton for underground-mined coal and $0.55 per ton for surface-mined coal, but not to exceed 4.4% of the applicable sales price, in order to compensate miners who are totally disabled due to black lung disease and some survivors of miners who died from this disease, and who were last employed as miners prior to 1970 or subsequently where no responsible coal mine operator has been identified for claims. In addition, the BLBA provides that some claims for which coal operators had previously been responsible are or will become obligations of the government trust funded by the tax. The Revenue Act of 1987 extended the termination date of this tax from January 1, 1996, to the earlier of January 1, 2014, or the date on which the government trust becomes solvent. For miners last employed as miners after 1969 and who are determined to have contracted black lung, we intend to self-insure the potential cost of compensating such miners using our actuary estimates of the cost of present and future claims. We may also be liable under state statutes for black lung claims. Congress and state legislatures regularly consider various items of black lung legislation, which, if enacted, could adversely affect our business, results of operations and financial position.

The revised BLBA regulations took effect in January 2001, relaxing the stringent award criteria established under previous regulations and thus potentially allowing new federal claims to be awarded and allowing previously denied claimants to re-file under the revised criteria. These regulations may also increase black-lung-related medical costs by broadening the scope of conditions for which medical costs are reimbursable and increase legal costs by shifting more of the burden of proof to the employer.

The Patient Protection and Affordable Care Act, enacted in 2010, includes significant changes to the federal black lung program retroactive to 2005, including an automatic survivor benefit paid upon the death of a miner with an awarded black lung claim and establishes a rebuttable presumption with regard to pneumoconiosis among miners with 15 or more years of coal-mine employment that are totally disabled by a respiratory condition. These changes could have a material impact on our costs expended in association with the federal black lung program.

Workers’ Compensation

We provide income replacement and medical treatment for work-related traumatic injury claims as required by applicable state laws. Workers’ compensation laws also compensate survivors of workers who suffer employment related deaths. Several states in which we operate consider changes in workers’ compensation laws from time to time. We generally intend to self-insure this potential expense using our actuary estimates of the cost of present and future claims. For more information concerning our requirement to maintain bonds to secure our workers’ compensation obligations, see the discussion of surety bonds below under “—Bonding Requirements.”

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

The OSM in November 2009 published an Advance Notice of Proposed Rulemaking, announcing its intent to revise the Stream Buffer Zone, or SBZ, rule published in December 2008. The SBZ rule prohibits mining disturbances within 100 feet of streams if there would be a negative effect on water quality. Environmental groups brought lawsuits challenging the rule, and in a March 2010 settlement the OSM agreed to rewrite the SBZ rule. In January 2013, the environmental groups reopened the litigation against OSM for failure to abide by the terms of the settlement. Oral arguments were heard on January 31, 2014. OSM published a notice in December 2014 to vacate the 2008 SBZ rule to comply with an order issued by the U.S. District Court for the District of Columbia and reimplemented the 1983 SBZ rule.

OSM issued its final Stream Protection Rule, or SPR, in December 2016 to replace the vacated SBZ rule. The rule would have generally prohibited the approval of permits issued pursuant to SMCRA where the proposed operations would result in “material damage to the hydrologic balance outside the permit area.” Pursuant to the rule, permittees would have also been required to restore any perennial or intermittent streams that a permittee mined through. Finally, the rule would have also imposed additional baseline data collection, surface/groundwater monitoring, and bonding and financial assurance requirements. However, in February 2017, both the U.S. House of Representatives and the Senate passed resolutions disapproving the SPR under the Congressional Review Act, or the CRA. President Trump signed the resolution on February 16, 2017 and, pursuant to the CRA, the SPR “shall have no force or effect” and OSM cannot promulgate a substantially similar rule absent future legislation. Whether Congress will enact future legislation to require a new SPR rule remains uncertain.

Following the spill of coal combustion residues, or CCRs, in the Tennessee Valley Authority impoundment in Kingston, Tennessee, in December 2009, the EPA issued proposed rules on CCRs in 2010. The final rule was published in December 2014. The EPA’s final rule does not address the placement of CCRs in minefills or non-minefill uses of CCRs at coal mine sites. OSM has announced their intention to release a proposed rule to regulate placement and use of CCRs at coal mine sites, but, to date, no further action has been taken. These actions by OSM could potentially result in additional delays and costs associated with obtaining permits, prohibitions or restrictions relating to mining activities, and additional enforcement actions.

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

Air Emissions

The CAA and similar state and local laws and regulations regulate emissions into the air and affect coal mining operations. The CAA directly impacts our coal mining and processing operations by imposing permitting requirements and, in some cases, requirements to install certain emissions control equipment, achieve certain emissions standards, or implement certain work practices on sources that emit various air pollutants. The CAA also indirectly affects coal mining operations by extensively regulating the air emissions of coal-fired electric power generating plants and other coal-burning facilities. There have been a series of federal rulemakings focused on emissions from coal-fired electric generating facilities. Installation of additional emissions-control technology and any additional measures required under applicable state and federal laws and regulations related to air emissions will make it more costly to operate coal-fired power plants and possibly other facilities that consume coal and, depending on the requirements of individual state implementation plans, or SIPs, could make coal a less attractive fuel alternative in the planning and building of power plants in the future. A significant reduction in coal’s share of power generating capacity could have a material adverse effect on our business, financial condition and results of operations. Since 2010, utilities have completed or formally announced the retirement or conversion of more than 630 coal-fired electric generating units through 2030.

In addition to the GHG issues discussed below, the air emissions programs that may affect our operations, directly or indirectly, include, but are not limited to, the following:

•	The EPA’s Acid Rain Program, provided in Title IV of the CAA, regulates emissions of sulfur dioxide from electric-generating facilities. Sulfur dioxide is a by-product of coal combustion. Affected facilities purchase or are otherwise allocated sulfur dioxide emissions allowances, which must be surrendered annually in an amount equal to a facility’s sulfur dioxide emissions in that year. Affected facilities may sell or trade excess allowances to other facilities that require additional allowances to offset their sulfur dioxide emissions. In addition to purchasing or trading for additional sulfur dioxide allowances, affected power facilities can satisfy the requirements of the EPA’s Acid Rain Program by switching to lower-sulfur fuels, installing pollution control devices such as flue gas desulfurization systems, or “scrubbers,” or by reducing electricity generating levels. These requirements would not be supplanted by a replacement rule for the Clean Air Interstate Rule, or CAIR, discussed below.
•	The CAIR calls for power plants in 28 states and Washington, D.C. to reduce emission levels of sulfur dioxide and nitrogen oxide pursuant to a cap-and-trade program similar to the system in effect for acid rain. In June 2011, the EPA finalized the CSAPR, a replacement rule for CAIR, which would have required 28 states in the Midwest and eastern seaboard to reduce power plant emissions that cross state lines and contribute to ozone and/or fine particle pollution in other states. Under CSAPR, the first phase of the nitrogen oxide and sulfur dioxide emissions reductions would have commenced in 2012, with further reductions effective in 2014. However, in August 2012, the D.C. Circuit Court of Appeals vacated CSAPR, finding the EPA exceeded its statutory authority under the CAA and striking down the EPA’s decision to require federal implementation plans, or FIPs, rather than SIPs, to implement mandated reductions. In its ruling, the D.C. Circuit Court of Appeals ordered the EPA to continue administering CAIR but proceed expeditiously to promulgate a replacement rule for CAIR. The U.S. Supreme Court granted the EPA’s certiorari petition appealing the D.C. Circuit Court of Appeals’ decision and heard oral arguments in December 2013. In April 2014, the U.S. Supreme Court reversed and remanded the D.C. Circuit Court of Appeals’ decision, concluding that the EPA’s approach is lawful. CSAPR has been reinstated, and the EPA began implementation of Phase 1 requirements in January 2015. In September 2016, EPA finalized the CSAPR Update to respond to the remand by the D.C. Circuit Court of Appeals. Implementation of Phase 2 began in 2017. In September 2019, the D.C. Circuit Court of Appeals ruled that the CSAPR Update, which has been criticized by environmental groups for being too lax and inconsistent with the Clean Air Act, did not meet the requirements of the Clean Air Act and ordered the EPA to revise the rule. The EPA is still reviewing this decision. The impacts of CSAPR Update and the recent D.C. Circuit Court of Appeals decision are unknown at the present time due to the implementation of MATS, discussed below, and the significant number of coal retirements that have resulted and that potentially will result from MATS.

•	In February 2012, the EPA adopted the MATS, which regulates the emission of mercury and other metals, fine particulates, and acid gases such as hydrogen chloride from coal- and oil-fired power plants. In March 2013, the EPA finalized a reconsideration of the MATS rule as it pertains to new power plants, principally adjusting emissions limits to levels attainable by existing control technologies. Appeals were filed and oral arguments were heard by the D.C. Circuit Court of Appeals in December 2013. In April 2014, the D.C. Circuit Court of Appeals upheld MATS. In June 2015, the U.S. Supreme Court remanded the final rule back to the D.C. Circuit, holding that the agency must consider cost before deciding whether regulation is necessary and appropriate. In December 2015, the EPA issued, for comment, the proposed supplemental finding. In April 2016, the EPA issued a final supplemental finding upholding the rule and concluding that a cost analysis supports the MATS rule. Many electric generators have already announced retirements due to the MATS rule. In April 2017, the D.C. Circuit Court of Appeals for the District of Columbia granted a request by the EPA to delay oral arguments in the pending appeal over the MATS rule. EPA requested that the court delay oral arguments to provide the new presidential administration with additional time to evaluate supplemental agency findings on the costs associated with the MATS rule. In December 2018, the EPA issued a proposed revised Supplemental Cost Finding for MATS, as well as the “risk and technology review” required by the Clean Air Act. After reconsidering coal- and oil-fired power plants’ costs of complying with the MATS rule and the benefits attributable to regulating hazardous air pollutant (HAP) emissions from these power plants, the EPA proposed to determine that it is not “appropriate and necessary” to regulate HAP emissions from power plants under Section 112 of the Clean Air Act. However, the emission standards and other requirements of the MATS rule, first promulgated in 2012, would remain in place, since the EPA did not propose to remove coal- and oil-fired power plants from the list of sources that are regulated under Section 112 of the Act. Although various issues surrounding the MATS rule remain subject to litigation in the D.C. Circuit, the MATS rule will force generators to make capital investments to retrofit power plants and could lead to additional premature retirements of older coal-fired generating units. The announced and possible additional retirements are likely to reduce the demand for coal. Apart from MATS, several states have enacted or proposed regulations requiring reductions in mercury emissions from coal-fired power plants, and federal legislation to reduce mercury emissions from power plants has been proposed. Regulation of mercury emissions by the EPA, states, or Congress may decrease the future demand for coal. We continue to evaluate the possible scenarios associated with CSAPR Update and MATS and the effects they may have on our business and our results of operations, financial condition or cash flows.
•	In January 2013, the EPA issued final Maximum Achievable Control Technology, or MACT, standards for several classes of boilers and process heaters, including large coal-fired boilers and process heaters, or Boiler MACT, which require owners of industrial, commercial, and institutional boilers to comply with standards for air pollutants, including mercury and other metals, fine particulates, and acid gases such as hydrogen chloride. Businesses and environmental groups have filed legal challenges to Boiler MACT in the D.C. Circuit Court of Appeals and petitioned the EPA to reconsider the rule. In 2015, the EPA announced minor changes designed to clarify and improve the implementation of the 2013 rule. In August 2016, the D.C. Circuit Court of Appeals vacated a portion of the rule while remanding portions back to the EPA. In December 2016, the D.C. Circuit Court of Appeals agreed to the EPA request to remand the rule back to the EPA without vacatur. The impact of the regulations will depend on the EPA’s reconsideration and the outcome of subsequent legal challenges. A number of boilers and process heaters could ultimately be prematurely retired as a result of the regulations. Retirements are likely to reduce the demand for coal.

•	The EPA is required by the CAA to periodically re-evaluate the available health effects information to determine whether the national ambient air quality standards, or NAAQS, should be revised. Pursuant to this process, the EPA has adopted more stringent NAAQS for fine particulate matter, ozone, nitrogen oxide and sulfur dioxide. As a result, some states will be required to amend their existing SIPs to attain and maintain compliance with the new air quality standards, and other states will be required to develop new SIPs for areas that were previously in “attainment” but do not attain the new standards. In addition, under the revised ozone NAAQS, significant additional emissions control expenditures may be required at coal-fired power plants. Initial non-attainment determinations related to the revised sulfur dioxide standard became effective in October 2013. In addition, in January 2013, the EPA updated the NAAQS for fine particulate matter emitted by a wide variety of sources including power plants, industrial facilities, and gasoline and diesel engines, tightening the annual PM 2.5 standard to 12 micrograms per cubic meter. The revised standard became effective in March 2013. In November 2013, the EPA proposed a rule to clarify PM 2.5 implementation requirements to the states for current 1997 and 2006 non-attainment areas. In July 2016, EPA issued a final rule for states to use in creating their plans to address particulate matter. In October 2015, the EPA published a final rule that reduced the ozone NAAQS from 75 to 70 parts per billion. Attainment dates for the new standards range between 2013 and 2030, depending on the severity of the non-attainment. In June 2013, the EPA proposed a rule for implementing the 2008 ozone NAAQS. Under a consent decree published in the Federal Register in January 2017, EPA agreed to review the NAAQS for sulfur dioxide with a final decision due by 2019, a deadline which the EPA has missed. The EPA has also set a goal of deciding in 2020 whether to revise its ozone and particulate matter NAAQS. New standards may impose additional emissions control requirements on new and expanded coal-fired power plants and industrial boilers. Because coal mining operations and coal-fired electric generating facilities emit particulate matter and sulfur dioxide, our mining operations and our customers could be affected when the new standards are implemented by the applicable states, and developments might indirectly reduce the demand for coal.
•	The EPA’s regional haze program is designed to protect and improve visibility at and around national parks, national wilderness areas and international parks. Under the program, states are required to develop SIPs to improve visibility. Typically, these plans call for reductions in sulfur dioxide and nitrogen oxide emissions from coal-fueled electric plants. In recent cases, the EPA has decided to negate the SIPs and impose stringent requirements through FIPs. The regional haze program, including particularly the EPA’s FIPs, and any future regulations may restrict the construction of new coal-fired power plants whose operation may impair visibility at and around federally protected areas and may require some existing coal-fired power plants to install additional control measures designed to limit haze-causing emissions. These requirements could limit the demand for coal in some locations.
•	The EPA’s new source review, or NSR, program under the CAA in certain circumstances requires existing coal-fired power plants, when modifications to those plants significantly increase emissions, to install more stringent air emissions control equipment. The Department of Justice, on behalf of the EPA, has filed lawsuits against a number of coal-fired electric generating facilities alleging violations of the NSR program. The EPA has alleged that certain modifications have been made to these facilities without first obtaining certain permits issued under the program. Several of these lawsuits have settled, but others remain pending. Depending on the ultimate resolution of these cases, demand for coal could be affected.

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

Even in the absence of new federal legislation, the EPA has begun to regulate GHG emissions under the CAA based on the U.S. Supreme Court’s 2007 decision in Massachusetts v. Environmental Protection Agency that the EPA has authority to regulate GHG emissions. In 2009, the EPA issued a final rule, known as the “Endangerment Finding,” declaring that GHG emissions, including carbon dioxide and methane, endanger public health and welfare and that six GHGs, including carbon dioxide and methane, emitted by motor vehicles endanger both the public health and welfare.

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

As a result of revisions to its preconstruction permitting rules that became fully effective in 2011, the EPA is now requiring new sources, including coal-fired power plants, to undergo control technology reviews for GHGs (predominantly carbon dioxide) as a condition of permit issuance. These reviews may impose limits on GHG emissions, or otherwise be used to compel consideration of alternative fuels and generation systems, as well as increase litigation risk for—and so discourage development of—coal-fired power plants. The EPA has also issued final rules requiring the monitoring and reporting of GHG emissions from certain sources.

In March 2012, the EPA proposed New Source Performance Standards, or NSPS, for carbon dioxide emissions from new fossil-fuel-fired power plants. The proposal requires new coal units to meet a carbon dioxide emissions standard of 1,000 lbs. CO2/MWh, which is equivalent to the carbon dioxide emitted by a natural gas combined cycle unit. In January 2014, the EPA formally published its re-proposed NSPS for carbon dioxide emissions from new power plants. The re-proposed rule requires an emissions standard of 1,100 lbs. CO2/MWh for new coal-fired power plants. To meet such a standard, new coal plants would be required to install CCS technology.

In August 2015, the EPA released final rules requiring newly constructed coal-fired steam electric generating units to emit no more than 1,400 lbs CO2/MWh (gross) and be constructed with CCS to capture 16% of CO2 produced by an electric generating unit burning bituminous coal. At the same time, the EPA finalized GHG emissions regulations for modified and existing power plants. The rule for modified sources required reducing GHG emissions from any modified or reconstructed source and could limit the ability of generators to upgrade coal-fired power plants thereby reducing the demand for coal. The rule for existing sources proposes to establish different target emission rates (lbs per megawatt hour) for each state and has an overall goal to achieve a 32% reduction of carbon dioxide emissions from 2005 levels by 2030. The compliance period begins in 2022 and in 2030 CO2 emissions goals must be met. In December 2018, the EPA proposed to revise the new NSPS by designating the most efficient demonstrated steam cycle in combination with the best operating practices as the best system of emission reduction for newly constructed coal-fired units. In comments to the proposed revision submitted in March 2019, a coalition of attorney generals argued that the proposed revision would be arbitrary and capricious, and if the revisions are finalized they are likely to be subject to legal challenge.

In June 2014, the EPA proposed CO2 emission “guidelines” for modified and existing fossil-fuel-fired power plants under Section 111 (d) of the CAA. The EPA finalized the CPP in August 2015, which established carbon pollution standards for power plants, called CO2 emission performance rates. The EPA expected each state to develop implementation plans for power plants in its state to meet the individual state targets established in the CPP. The EPA gave states the option to develop compliance plans for annual rate-based reductions (pounds per megawatt hour) or mass-based tonnage limits for CO2. The state plans were due in September 2016, subject to potential extensions of up to two years for final plan submission. The compliance period was to begin in 2022, and emission reductions were to be phased in up to 2030. The EPA also proposed a federal compliance plan to implement the CPP in the event that an approvable state plan is not submitted to the EPA. Although each state could determine its own method of compliance, the requirements relied on decreased use of coal and increased use of natural gas and renewables for electricity generation, as well as reductions in the amount of electricity used by consumers. In August 2019, the EPA repealed the CPP and replaced it with ACE, which designates heat rate improvement, or efficiency improvement, as the best system of emissions reduction, for carbon dioxide from existing coal-fired electric utility generating units. Generally, ACE establishes emissions guidelines for states to use when developing plans to limit carbon dioxide and set unit-specific standards or performance at their coal-fired power plants. States will have three years to submit their implementation plans. Both the appropriateness of the repeal of the CPP and the adequacy of ACE are currently subject to litigation.

Collectively, these requirements have led to premature retirements and could lead to additional premature retirements of coal-fired generating units and reduce the demand for coal. Congress has rejected legislation to restrict carbon dioxide emissions from existing power plants, and it is unclear whether the EPA has the legal authority to regulate carbon dioxide emissions from existing and modified power plants as proposed in the NSPS and CPP. Substantial limitations on GHG emissions could adversely affect demand for the coal we produce.

There have been numerous protests of and challenges to the permitting of new coal-fired power plants by environmental organizations and state regulators for concerns related to GHG emissions. For instance, various state regulatory authorities have rejected the construction of new coal-fueled power plants based on the uncertainty surrounding the potential costs associated with GHG emissions from these plants under future laws limiting the emissions of carbon dioxide. In addition, several permits issued to new coal-fueled power plants without limits on GHG emissions have been appealed to the EPA’s Environmental Appeals Board. In addition, over 30 states have currently adopted “renewable energy standards” or “renewable portfolio standards,” which encourage or require electric utilities to obtain a certain percentage of their electric generation portfolio from renewable resources by a certain date. These standards range generally from 10% to 30%, over time periods that generally extend from the present until between 2020 and 2030. Other states may adopt similar requirements, and federal legislation is a possibility in this area. To the extent these requirements affect our current and prospective customers, they may reduce the demand for coal-fired power, and may affect long-term demand for our coal. Finally, a federal appeals court allowed a lawsuit pursuing federal common law claims to proceed against certain utilities on the basis that they may have created a public nuisance due to their emissions of carbon dioxide, while a second federal appeals court dismissed a similar case on procedural grounds. The U.S. Supreme Court overturned that decision in June 2011, holding that federal common law provides no basis for public nuisance claims against utilities due to their carbon dioxide emissions. The U.S. Supreme Court did not, however, decide whether similar claims can be brought under state common law. As a result, despite this favorable ruling, tort-type liabilities remain a concern. In recent years, for example, a number of cities (including New York City)

and counties, as well as one state (Rhode Island), have filed suits against oil, natural gas, and coal companies, seeking recompense, under common law, for damages allegedly caused by these companies’ roles in intensifying climate change. Public nuisance actions brought by the City of Oakland and the County of San Francisco were dismissed in federal district courts in 2018; these decisions are now pending appeal in federal circuit courts of appeals, and many of the others suits have been stayed pending the results of the appeals. Meanwhile, suits brought by the State of Rhode Island and the City of Baltimore, among others, are moving forward.

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

Many states and regions have adopted GHG initiatives and certain governmental bodies have or are considering the imposition of fees or taxes based on the emission of GHG by certain facilities, including coal-fired electric generating facilities. For example, in 2005, 10 northeastern states entered into the Regional Greenhouse Gas Initiative agreement, or RGGI, calling for implementation of a cap and trade program aimed at reducing carbon dioxide emissions from power plants in the participating states. The members of RGGI have established in statutes and/or regulations a carbon dioxide trading program. Auctions for carbon dioxide allowances under the program began in September 2008. Since its inception, several additional northeastern states and Canadian provinces have joined as participants or observers.

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

Water Discharge

The Clean Water Act, or the CWA, and similar state and local laws and regulations affect coal mining operations by imposing restrictions on effluent discharge into waters and the discharge of dredged or fill material into the waters of the U.S. Regular monitoring, as well as compliance with reporting requirements and performance standards, is a precondition for the issuance and renewal of permits governing the discharge of pollutants into water. Section 404 of the CWA imposes permitting and mitigation requirements associated with the dredging and filling of wetlands and streams. The CWA and equivalent state legislation, where such equivalent state legislation exists, affect coal mining operations that impact wetlands and streams. Although permitting requirements have been tightened in recent years, we believe we have obtained all necessary permits required under CWA Section 404 as it has traditionally been interpreted by the responsible agencies. However, mitigation requirements under existing and possible future “fill” permits may vary considerably. For that reason, the setting of post-mine asset retirement obligation accruals for such mitigation projects is difficult to ascertain with certainty and may increase in the future. Although more stringent permitting requirements may be imposed in the future, we are not able to accurately predict the impact, if any, of such permitting requirements.

The U.S. Army Corps of Engineers, or Corps of Engineers, maintains two permitting programs under CWA Section 404 for the discharge of dredged or fill material—one for “individual” permits and a more streamlined program for “general” permits. In June 2010, the Corps of Engineers suspended the use of “general” permits under Nationwide Permit 21, or NWP 21, in the Appalachian states. In February 2012, the Corps of Engineers reissued the final 2012 NWP 21. The Center for Biological Diversity later filed a notice of intent to sue the Corps of Engineers based on allegations the 2012 NWP 21 program violated the Endangered Species Act, or ESA. The Corps of Engineers and National Marine Fisheries Service, or NMFS, have completed their programmatic ESA Section 7 consultation process on the Corps of Engineers’ 2012 NWP 21 package, and NMFS has issued a revised biological opinion finding that the NWP 21 program does not jeopardize the continued existence of threatened and endangered species and will not result in the destruction or adverse modification of designated critical habitat. However, the opinion contains 12 additional protective measures the Corps of Engineers will implement in certain districts to “enhance the protection of listed species and critical habitat.” While these measures will not affect previously verified permit activities where construction has not yet been completed, several Corps of Engineers districts with mining operations will be impacted by the additional protective measures going forward. These measures include additional reporting and notification requirements, potential imposition of new regional conditions and additional actions concerning cumulative effects analyses and mitigation. Our coal mining operations typically require Section 404 permits to authorize activities such as the creation of slurry ponds and stream impoundments. The CWA authorizes the EPA to review Section 404 permits issued by the Corps of Engineers, and in 2009, the EPA began reviewing Section 404 permits issued by the Corps of Engineers for coal mining in Appalachia. Currently, significant uncertainty exists regarding the obtaining of permits under the CWA for coal mining operations in Appalachia due to various initiatives launched by the EPA regarding these permits.

For instance, even though the State of West Virginia has been delegated the authority to issue permits for coal mines in that state, the EPA is taking a more active role in its review of National Pollutant Discharge Elimination System, or NPDES, permit applications for coal mining operations in Appalachia. The EPA has stated that it plans to review all applications for NPDES permits. Indeed, final guidance issued by the EPA in July 2011, encouraged the EPA regions 3, 4 and 5 to object to the issuance of state program NPDES permits where the region does not believe that the proposed permit satisfies the requirements of the CWA, and with regard to state-issued general Section 404 permits, support the previously drafted Enhanced Coordination Procedures, or ECP. In October 2011, the U.S. District Court for the District of Columbia rejected the ECP on several different legal grounds and later, this same court enjoined the EPA from any further usage of its final guidance. The U.S. Supreme Court denied a request to review this decision. Any future application of procedures similar to ECP, such as may be enacted following notice and comment rulemaking, would have the potential to delay issuance of permits for surface coal mines, or to change the conditions or restrictions imposed in those permits.

The EPA also has statutory “veto” power over a Section 404 permit if the EPA determines, after notice and an opportunity for a public hearing, that the permit will have an “unacceptable adverse effect.” In January 2011, the EPA exercised its veto power to withdraw or restrict the use of a previously issued permit for Spruce No. 1 Surface Mine in West Virginia, which is one of the largest surface mining operations ever authorized in Appalachia. This action was the first time that such power was exercised with regard to a previously permitted coal mining project. A challenge to the EPA’s exercise of this authority was made in the U.S. District Court for the District of Columbia and in March 2012, that court ruled that the EPA lacked the statutory authority to invalidate an already issued Section 404 permit retroactively. In April 2013, the D.C. Circuit Court of Appeals reversed this decision and authorized the EPA to retroactively veto portions of a Section 404 permit. The U.S. Supreme Court denied a request to review this decision. Any future use of the EPA’s Section 404 “veto” power could create uncertainty with regard to our continued use of current permits, as well as impose additional time and cost burdens on future operations, potentially adversely affecting our coal revenues. In addition, the EPA initiated a preemptive veto prior to the filing of any actual permit application for a copper and gold mine based on a fictitious mine scenario. The implications of this decision could allow the EPA to bypass the state permitting process and engage in watershed and land use planning.

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

In June 2015, the EPA issued a new rule providing a definition of “waters of the United States,” or WOTUS, under the CAA. This rule is broadly written and expands the EPA and Corps of Engineers jurisdiction. WOTUS creates new federal authority over lands, ditches, and potentially on-site mining waters. Of critical concern to our industry is the possibility that many water features commonly found on mine sites which are currently not considered jurisdictional could nevertheless fall within the definition of WOTUS under the proposed rule. Ditches, closed loop systems, on-site ponds, impoundments, and other water management features are integral to mining operations, and are used to manage on-site waters in an environmentally sound and frequently statutorily mandated manner. The rule could lead to substantially increased permitting requirements with more costs, delays, and increased risk of litigation. Industry groups have challenged the final rule. Multiple suits were filed across the country by states, industry, and outside parties. The Coal Industry is currently active in suits in the Texas District Court and Sixth Circuit Court of Appeals, though the coalition has moved to intervene in several suits (to both defend certain provisions in the rule important to industry and contest overly broad provisions). The Sixth Circuit ordered a nationwide stay of the rule that will remain in effect at least until it issues its jurisdictional determination (expected in the near future). In January 2018, the U.S. Supreme Court ruled that the WOTUS rule must first be reviewed in federal district courts, remanding the case at issue to the district level and putting the status of the Sixth Circuit’s stay into question. Regardless, a patchwork of federal district court decisions stayed the implementation of the WOTUS rule in their respective jurisdictions. In addition, in June 2017, the EPA and the U.S. Army Corps proposed a rule that would initiate the first step in a two-step process intended to review and revise the definition of WOTUS. Under the proposal, the first step would be to rescind the May 2015 final rule and put back into effect the narrower language defining WOTUS under the CWA that existed prior to the rule. The second step would be a notice-and-comment rule-making in which the agencies will conduct a substantive reevaluation of the definition of WOTUS. In September 2019, the EPA finalized the first step in this process.

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

In June 2010, the EPA released a proposed rule to regulate the disposal of certain coal combustion byproducts, or CCB. The proposed rule set forth two very different options for regulating CCB under RCRA. The first option called for regulation of CCB as a hazardous waste under Subtitle C, which creates a comprehensive program of federally enforceable requirements for waste management and disposal. The second option utilized Subtitle D, which would give the EPA authority to set performance standards for waste management facilities and would be enforced primarily through citizen suits. The proposal leaves intact the Bevill exemption for beneficial uses of CCB. In April 2012, several environmental organizations filed suit against the EPA to compel the EPA to take action on the proposed rule. Several companies and industry groups intervened. A consent decree was entered on January 29, 2014.

The EPA finalized the CCB rule on December 19, 2014, setting nationwide solid nonhazardous waste standards for CCB disposal. On April 17, 2015, the EPA finalized regulations under the solid waste provisions of RCRA and not the hazardous waste provisions which became effective on October 19, 2015. EPA affirms in the preamble to the final rule that “this rule does not apply to CCR placed in active or abandoned underground or surface mines.” Instead, the U.S. Department of Interior and EPA will address the management of CCR in mine fills in a separate regulatory action. While classification of CCB as a hazardous waste would have led to more stringent restrictions and higher costs, this regulation may still increase our customers’ operating costs and potentially reduce their ability to purchase coal. In 2018, the EPA finalized certain revisions to the 2015 regulations for the disposal of CCR in landfills and surface impoundments to (1) provide states with approved CCR permit programs the ability to use alternate performance standards; (2) revise the groundwater protection standard for constituents which do not have an established drinking water standard (known as a maximum contaminant level); and (3) provide facilities which are triggered into closure by the regulations additional time to cease receiving waste and initiate closure by delaying the trigger effect until October 2020.

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

Reserves estimates for the Polar Grove and Cypress mines as of June 2019 were prepared by MM&A.

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

The BFS for the Poplar Grove and Cypress mines was prepared to serve as a decision-making tool for the investment community and to support the estimate of coal reserves for the property. As part of the BFS, a project schedule and estimated capital and operating costs (+/-10% accuracy) have been developed. A detailed financial and discounted cash flow analysis has also been prepared.

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

Mine Plans—Maps driven by geology and quality trending are the base maps from which mine plans are developed. In the case of the deep mines, projections are made based on a combination of coal thickness, conditions that impact mining and coal quality. As of June 30, 2019, we controlled approximately 41,000 gross acres (~17,000 hectares) of coal leases that comprise the Buck Creek Mining Complex. Kentucky state law allows the owner or controller of a partial interest tract to develop the tract in a manner consistent with full control of the property. Therefore, we expect, but cannot assure you, that any partial interest tracts that are less than 100% leased can be developed. Of the total marketable production profile of 133.9 million tons at the Poplar Grove mine and Cypress mines, approximately 103.9 million tons of the mine plan can be mined on mineral property currently controlled by us. Additional mineral leases must be acquired in order to execute the life of mine plan to achieve the projected financial performance of the Poplar Grove mine and Cypress mines.

Reserves—The Buck Creek Mining Complex has Proven Marketable Coal Reserves of 33.9 million tons and Probable Marketable Coal Reserves of 70.0 million tons.

Feet Per Shift—For an underground room-and-pillar mine, feet per shift is the key operating variable, when combined with geologic data. When this measured variable is multiplied by the actual or projected clean tons per foot, this provides a calculation of clean tons. This is the measurement of the advancement that the underground mining equipment can make during one unit shift.

Shifts Per Day—Shifts per day is the number of operating shifts that employees work during a 24-hour period. We will typically work two production shifts per day to fully utilize the deployed capital. Multiplying the shift per day times the clean tons per shift result in the clean tons per day.

Tons Per Employee Hour—All coal mining operators are required to submit employee hours worked and the number of clean tons produced to MSHA. The greater the tons per employee hour, the lower the mining costs should be. We will utilize this statistic to benchmark and continuously analyze our underground mining operations.

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

Coal prices—Reflects the LG&E and KU contract tonnage and prices for the Poplar Grove and Cypress mines’ blended product (11,200 Btu/lb) for 2018 through 2022 and then escalated (real) pricing (based on the 2022 pricing in the LG&E and KU sales agreement). The LG&E and KU contracted fixed coal sales prices for our 11,200 Btu/lb coal specification begins at US$40.50 per ton for the first 750,000 tons of coal delivered to LG&E and KU, escalating to US$45.75 per ton for the final 1,000,000 tons sold.

As required by Australian securities laws and the ASX Listing Rules, we hereby notify Australian investors that set forth below is a summary of some of the key assumptions underpinning our mining, production and business plans as well as our cost models for the Poplar Grove and Cypress mines:

Key Assumptions	Poplar Grove Mine	Cypress Mine
Maximum Accuracy Variation	+/- 10%	+/- 10%
Minimum LOM	25 years	18 years
years Mining Method	Underground / room-and-pillar	Underground / room-and-pillar
Average Mining Height	4.6 feet	4.5 feet
Total Work Days per Year	250	250
Average Annual Operating Costs	$29.46 per ton	$27.37 per ton
Annual ROM Coal Production (tons)	3.6 Mtpa	5.1 Mtpa
Total ROM Coal Produced LOM (tons)(1)	89.0 Mt	86.3 Mt
Total Clean Coal Produced LOM (tons)	67.7	66.2
Capacity CHPP	400 raw tons per hour	700 raw tons per hour
Yield CHPP	73.8%	76.7%
Processing Method	Dense Media 2-stage	Dense Media 2-stage
Annual Clean Coal Production (tons)	2.8 Mtpa	3.8 Mtpa
Total Initial Capital Costs	Not applicable	US$101.2 million
Mine Royalty (4% of Gross Sales Value less taxes and fees)	4.0%	4.1%
Leased Equipment—Operating Lease	Included in Average Direct Mining Costs	Included in Average Direct Mining Costs
Kentucky State Severance Taxes	4.5%	4.5%
Coal Specification	11,200–11,300 Btu/lb	11,200 Btu/lb
Corporate/State Tax Rate	21%/5%	21%/5%
Discount Rate (8%, Real)	8%	8%
(1)	Total ROM Coal Produced LOM (tons) are reported before dilution materials and allowance for losses. Such amounts do not constitute mineral reserves as defined in the SEC’s Industry Guide 7.

C.	Organizational Structure

Organizational Structure

The following reflects our organizational structure. All our subsidiaries are wholly-owned.

D.	Property, Plant and Equipment

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

Our financial statements for the fiscal years ended June 30, 2017, 2018 and 2019 have been prepared in accordance with IFRS.

Overview

Paringa Resources Limited is a developer of long-life thermal coal mines known as the Buck Creek Complex, consisting of the operating Poplar Grove mine and the undeveloped Cypress mine located in the western Kentucky section of the Illinois Basin.

We believe both the Poplar Grove and Cypress mines possess geological and logistical advantages that will lower the operating costs of our mines and make our coal product attractive to the coal-fired power plants located in the Ohio River and southeast U.S. power markets.

Western Kentucky is one of the world’s best mining jurisdictions due to its access to low cost power, utilities, transportation and a non-union labor pool. Mining conditions at Poplar Grove are similar to those encountered in neighboring mines, which rank as some of the most productive room-and-pillar operations in the world.

The Poplar Grove mine commenced operations during fiscal 2019, and our maiden coal barge was shipped in the fourth fiscal quarter. Production ramp-up is underway, and we expect to reach full production capacity during the 2021 calendar year. We ship thermal coal by barge from our load-out facility on the Green River, accessing major coal transportation routes along the Ohio and Mississippi rivers where our customers are located.

We also have future plans to commence construction of the Cypress mine. We have not yet decided on the timing to develop the Cypress mine, which if undertaken would require additional funds.

During fiscal 2019, we entered into a Term Loan Facility with Tribeca (as agent) and Tribeca Global Natural Resources Ltd and the Tribeca Global Natural Resources Credit Funds (as lenders).

We have drawn the first $40 million tranche of the Term Loan Facility, having satisfied all conditions precedent under the facility agreement to achieve financial close and drawdown the first tranche of the Term Loan Facility. We used a portion of the proceeds from such drawdown to repay in full our previous $21.7 million debt facility with Macquarie.

After the end of fiscal 2019, we entered into a conditional term sheet relating to the Proposed Royalty Financing, and announced that we will conduct the Entitlement Offers to raise approximately A$8.2 million (US$5.7 million, assuming a USD:AUD exchange rate of 0.69) (before costs). The term sheet also provided for the Proposed Term Loan Amendment. Assuming completion of the Proposed Royalty Financing and Proposed Term Loan Amendment, drawdown of the second $10.0 million tranche of the Term Loan Facility is expected to occur in H1 2020, conditional on satisfaction of ramp-up tests, financial undertakings and other customary conditions precedent.

Based on the availability of $12.0 million of cash from our financial position as of June 30, 2019, net cash flows from operations, $9.0 million from the Proposed Royalty Financing (before costs), US$5.7 million from the Entitlement Offers (assuming a USD:AUD exchange rate of 0.69) (before costs), and US$10.0 million from drawdown of the second tranche of the Term Loan Facility (before costs), we expect to have sufficient cash flow to complete the expansion of production capacity to 2.8 Mtpa at the Poplar Grove mine.

A.	Operating Results

Summary

The following tables set forth summary historical financial data for the periods indicated.

The summary historical consolidated financial data for the fiscal years ended June 30, 2019, 2018 and 2017, and selected consolidated statements of financial position as of June 30, 2019 and 2018, are derived from the audited consolidated financial statements included in this annual report on Form 20-F. Our financial statements have been prepared in U.S. dollars and in accordance with IFRS and interpretations issued by the IASB.

You should read the selected consolidated financial data in conjunction with our consolidated financial statements and related notes beginning on page F-1 of this annual report on Form 20-F. Our historical results do not necessarily indicate our expected results for any future periods.

Consolidated Statements of Profit or Loss data: (in thousands, except per share data)	For the year ended June 30,
	2019	2018	2017
Finance income and (expenses)	$(329)	$341	$111
Exploration and evaluation expenses	—	—	(1,526)
Corporate and administrative expenses	(1,253)	(1,207)	(594)
Business development expenses	(268)	(269)	(331)
Foreign stock exchange listing expenses	(424)	(767)	—
Employment expenses	(3,619)	(2,958)	(2,337)
Share-based payment expenses	(1,504)	(2,298)	(674)
Depreciation, amortization and impairment expenses	(5,639)	(13)	(541)
Other income and (expenses)	(61)	56	(63)
(Loss) before income tax	(13,097)	(7,115)	(5,955)
Income tax expense	—	—	—
Net (loss) for the year	(13,097)	(7,115)	(5,955)
Net (loss) attributable to members	(13,097)	(7,115)	$(5,955)
Basic and diluted (loss) per share from continuing operations	$(0.03)	$(0.02)	$(0.03)
Consolidated Statements of Financial Position data: (in thousands)	As if June 30,
	2019	2018
Cash and cash equivalents	$12,038	$22,623
Trade and other receivables	834	78
Inventories	730	—
Other assets	519	—
Total current assets	14,121	22,701
Property, plant and equipment	115,567	59,065
Exploration and evaluation assets	—	—
Other assets	4,261	6,551
Total assets	133,949	88,317
Total current liabilities	9,495	9,914
Total liabilities	66,644	11,227
Total equity	$67,305	$77,090
Consolidated Statements of Cash Flow data: (in thousands)	For the year ended June 30,
	2019	2018	2017
Net cash outflow from operating activities	$(7,615)	$(4,132)	$(4,990)
Net cash outflow from investing activities	(59,059)	(28,179)	(8,575)
Net cash inflow from financing activities	56,136	20,076	48,128
Net change in cash and cash equivalents	(10,538)	(12,235)	34,563
Net foreign exchange differences	(47)	56	(64)
Cash and cash equivalents at beginning of the year	22,623	34,802	303
Cash and cash equivalents at the end of the year	$12,038	$22,623	$34,802

Financial Overview

The following discussion relates to our consolidated results of operations, financial condition and capital resources. You should read this discussion in conjunction with our consolidated financial statements and the notes thereto contained elsewhere in this annual report on Form 20-F. Comparative results of operations for the period indicated are discussed below.

Operating results: (in thousands, except per share data)	For the year ended June 30,
	2019	2018	2017
Finance income and (expenses)	$(329)	$341	$111
Exploration and evaluation expenses	—	—	(1,526)
Corporate and administrative expenses	(1,253)	(1,207)	(594)
Business development expenses	(268)	(269)	(331)
Foreign stock exchange listing expenses	(424)	(767)	—
Employment expenses	(3,619)	(2,958)	(2,337)
Share based payment expenses	(1,504)	(2,298)	(674)
Depreciation, amortization and impairment expenses	(5,639)	(13)	(541)
Other income and (expenses)	(61)	56	(63)
Loss before income tax	(13,097)	(7,115)	(5,955)
Income tax expense	—	—	—
Net loss for the year	$(13,097)	$(7,115)	$(5,955)

Coal sales. The Poplar Grove mine commenced operations during fiscal 2019, and our maiden coal barge was shipped from our Poplar Grove barge load-out facility on the Green River in the fourth fiscal quarter. Production ramp-up is underway, and we expect to reach full production capacity during the 2021 calendar year. However, prior to the commencement of “commercial production,” any mine operating costs incurred, net of proceeds received from selling product produced in the process of commissioning and ramp-up of the mine, are capitalized in the cost of the asset. Capitalization of operating costs, net of sale proceeds received, ceases upon the commencement of “commercial production.” “Commercial production” is the level of activities intended by management for a mine, or a mine and plant complex, to be capable of operating in the manner intended by management. At June 30, 2019, we determined that “commercial production” had not yet been reached. We consider a range of factors when determining the level of activity that represents “commercial production” for a particular project, including: completion of certain underground development activities; commissioning of a certain number of planned mining units; percentage of design capacity for the mine and plant; achievement of continuous production over a sustained period; and specific factors such as recoveries and product quality specifications. “Commercial production” is considered to have commenced at the beginning of the month after the directors deem the relevant criteria to have been met. Underground mining operations at Poplar Grove will consist of three Units, with each Unit equipped with two continuous miners. At June 30, 2019, we had only commissioned Unit 1 of the planned three Units. Accordingly, no coal sales revenue is reflected in our financial statements because we were not engaged in “commercial production” during the periods presented.

Exploration and evaluation expenses. During fiscal 2017, we made the decision to develop the Poplar Grove mine. Accordingly, all subsequent expenditures associated with the development of the Poplar Grove mine have been capitalized as “mine development properties.” If the Company chooses to develop the Cypress mine, additional exploration and evaluation expenses could be incurred.

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

Foreign stock exchange listing expenses. In fiscal 2018, we began to plan for our listing in the United States. We expense the costs of such listing in the periods when incurred. In fiscal 2019, our ADSs were approved for listing on Nasdaq and trading has commenced in the U.S. under the ticker symbol “PNRL.”

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

Comparison of the fiscal years 2019 and 2018

Our net loss for fiscal 2019 and 2018 was $13.1 million and $7.1 million, respectively. Significant items contributing to the loss for the 2019 period and the differences from the 2018 year include:

•	Employee benefit expenses of $3.6 million and $3.0 million in 2019 and 2018, respectively, relating to our staffing and travel required to support the development and operation of (and previously the exploration of) the Buck Creek Complex. The increased expense in fiscal 2019 resulted principally from increased hiring to support our increased construction and operational activities;
•	Amortization of capitalized borrowing costs of $3.6 million and $0.0 million in 2019 and 2018, respectively, relating to our previous debt facility from Macquarie Bank Limited which was repaid in full during the fiscal 2019 year, at which time the remaining balance of unamortized borrowing costs (including non-cash share-based payments) was expensed through profit or loss;
•	Depreciation and impairment of plant and equipment of US$2.1 million and US$0.0 million in 2019 and 2018, respectively, relating to our mine plant and equipment. The increased expense in fiscal 2019 resulted principally from mine plant and equipment that has begun depreciating in fiscal 2019 as a result of the commencement of mining operations;
•	Share-based payment expenses of $1.5 million and $2.3 million in 2019 and 2018, respectively, relating to the requirement to expense the value of incentive securities granted to key employees and consultants over the period during which the employees and consultants become entitled to the incentive securities. The reduced expense in fiscal 2019 resulted principally from the accelerated expensing in fiscal 2018 of the fair value of 3,835,000 performance rights that were subject to the achievement of the Construction Milestone in relation to the Buck Creek Complex, which subsequently vested and were converted in fiscal 2019; and
•	Corporate and administrative expenses of $1.3 million and $1.2 million in 2019 and 2018, respectively, relating to our overhead costs, such as maintaining our Australian and U.S. offices and sites, public company costs, audit and other fees for professional services and legal compliance. The nature and level of corporate and administrative activity remained largely consistent between both financial years.

Comparison of the fiscal years 2018 and 2017

Our net loss for fiscal 2018 and 2017 was $7.1 million and $6.0 million, respectively. Significant items contributing to the loss for the 2018 period and the differences from the 2017 year include:

•	Employee benefit expenses of $3.0 million and $2.3 million in 2018 and 2017, respectively, relating to our staffing and travel required to support the development of (and previously the exploration of) the Buck Creek Complex. The increased expense in fiscal 2018 resulted principally from increased hiring to support our increased construction and operational activities;
•	Share-based payment expenses of $2.3 million and $0.7 million in 2018 and 2017, respectively, relating to our policy of expensing the value of incentive securities granted to key employees and consultants over the period during which the employees and consultants become entitled to the incentive securities. The increased expense in fiscal 2018 resulted principally from increased hiring to support our increased construction and operational activities;

•	Corporate and administrative expenses of $1.2 million and $0.6 million in 2018 and 2017, respectively relating to our overhead costs, such as maintaining our Australian and U.S. offices and sites, public company costs, audit and other fees for professional services and legal compliance. The increased expense in fiscal 2018 resulted principally from increased overhead costs required to support our increased construction and operational activities;
•	Foreign stock exchange listing expenses of $0.8 million and $0.0 million in 2018 and 2017, respectively, relating to the Company’s listing in the United States. Subsequent to the end of fiscal 2018, our ADSs were approved for listing on Nasdaq and trading has commenced in the U.S. under the ticker symbol “PNRL”; and
•	Exploration and evaluation expenses of $0.0 million and $1.5 million in 2018 and 2017, respectively, relating to our policy of expensing exploration and evaluation expenditures incurred up until completion of a BFS (other than costs associated with acquiring the exploration properties, which are capitalized). The reduced expense in fiscal 2018 resulted principally from our decision during fiscal 2017 to develop the Poplar Grove mine, following which, all subsequent expenditures associated with the development of the Poplar Grove mine have been capitalized as “mine development properties.”

Factors Affecting Comparability of Future Results

In addition to the impact of the matters discussed in “Risk Factors,” our future results could differ materially from our historical results due to a variety of factors, including the following:

•	Revenue and Production Costs. We commenced coal mining, and related production, in fiscal 2019. However, prior to the commencement of “commercial production,” any mine operating costs incurred, net of proceeds received from selling product produced in the process of commissioning and ramp-up of the mine, are capitalized in the cost of the asset. Capitalization of operating costs, net of sale proceeds received, ceases upon the commencement of “commercial production.” “Commercial production” is the level of activities intended by management for a mine, or a mine and plant complex, to be capable of operating in the manner intended by management. At June 30, 2019, we determined that “commercial production” had not yet been reached. We consider a range of factors when determining the level of activity that represents “commercial production” for a particular project, including: completion of certain underground development activities; commissioning of a certain number of planned mining units; percentage of design capacity for the mine and plant; achievement of continuous production over a sustained period; and specific factors such as recoveries and product quality specifications. “Commercial production” is considered to have commenced at the beginning of the month after the directors deem the relevant criteria to have been met. Underground mining operations at Poplar Grove will consist of three Units, with each Unit equipped with two continuous miners. At June 30, 2019, we had only commissioned Unit 1 of the planned three Units. Accordingly, no coal sales revenue is reflected in our financial statements because we were not engaged in “commercial production” during the periods presented.
•	Depreciation and Amortization. Accumulated mine development costs will be depreciated on a unit-of-production basis over the economically recoverable reserves of the mine. However, mine development properties are not amortized until construction is completed and the asset is in the location and condition necessary for it to be capable of operating in the manner intended by management. For a new mine, this occurs upon commencement of “commercial production.” “Commercial production” is the level of activities intended by management for a mine, or a mine and plant complex, to be capable of operating in the manner intended by management. At June 30, 2019, we determined that “commercial production” had not yet been reached. Accordingly, no amortization of mine development properties is reflected in our financial statements because we were not engaged in “commercial production” during the periods presented. However, we have commenced depreciating “mine plant and equipment” and “other plant and equipment” upon the relevant asset being ready for intended use.
•	Demand and Price. The demand for, and pricing of, thermal coal is susceptible to volatility related to, among other factors, the level of global economic activity and the demand for electricity, which is significantly dependent upon summer and winter temperatures, and commercial and industrial outputs in the United States, environmental and other government regulations, technological developments and the location, availability, quality and price of competing sources of power.

B.	Liquidity and Capital Resources

We have recorded losses in each reporting period since our inception in September 2012. In fiscal 2019, we incurred a loss of $13.1 million and had accumulated losses of $41.1 million as of June 30, 2019. In fiscal 2018, we incurred a loss of $7.1 million and had accumulated losses of $28.2 million as of June 30, 2018. In fiscal 2017, we incurred a loss of $6.0 million and had accumulated losses of $21.1 million as of June 30, 2017. We started construction of the Poplar Grove mine in fiscal 2018 and commenced coal production in fiscal 2019. The construction has substantially completed and we successfully produced washed coal and commenced barge operations in the third fiscal quarter, and we expect to reach full production capacity during the 2021 calendar year.

During fiscal 2019, we entered into the Term Loan Facility with Tribeca (as agent) and Tribeca Global Natural Resources Ltd and the Tribeca Global Natural Resources Credit Funds (as lenders). We have drawn the first $40.0 million tranche of the Term Loan Facility, having satisfied all conditions precedent under the facility agreement to achieve financial close and drawdown the first tranche of the Term Loan Facility. We used a portion of such proceeds to repay in full our existing $21.7 million debt facility with Macquarie.

After the end of fiscal 2019, we entered into a term sheet relating to the Proposed Royalty Financing. The term sheet also provided for the Proposed Term Loan Amendment, to, amongst other things, resize the second tranche of the Term Loan Facility from US$16 million to US$10 million (Unit 3 expansion capex is projected to be US$5.9 million), and to ensure that the previously announced termination of the Company’s supply agreement with Big Rivers Electric Corporation and issues arising from a funding gap do not result in any events of default under the Term Loan Facility. Whilst the term sheet has been approved by Tribeca’s investment committee, it remains conditional upon completion of a minimum US$5 million equity raising (after costs) by the Company, completion of legal and tax due diligence by Tribeca, confirmation that the royalty can be granted, and completion of formal documentation.

Assuming completion of the Proposed Royalty Financing and Proposed Term Loan Amendment, drawdown of the second $10.0 million tranche of the Term Loan Facility is expected to occur in H1 2020 and is conditional on satisfaction of ramp up tests, financial undertakings and other customary conditions precedent.

Other key terms of the three-year Term Loan Facility, assuming completion of the Proposed Royalty Financing and Proposed Term Loan Amendment, are a floating interest rate comprising the U.S. Prime Rate (subject to a floor of 5.50% p.a.) plus a margin of 7.5% p.a. (temporarily increased to 9.5% p.a. until such time that two consecutive quarters of EBITDA of no less than US$4.0 million has been delivered) with the Term Loan Facility being repayable by April 30, 2022. Upon completion of the Proposed Royalty Financing and Proposed Term Loan Amendment, we will grant 60,000,000 new options to the lenders (30,000,000 with a strike price of A$0.06 per option and 30,000,000 with a strike price of A$0.07 per option), subject to shareholder approval and required ASX waivers, and cancel 25,000,000 options previously granted to the lenders (with a strike price of A$0.20 per option), subject to shareholder approval and required ASX waivers. We will also issue ordinary shares to Argonaut Capital Limited in an amount equal to US$270,000 at an issue price of A$0.05 for financial advisory services provided in respect to the Proposed Royalty Financing.

After the end of fiscal 2019, in order to satisfy the minimum US$5.0 million equity raising (after costs) condition in respect of the Proposed Royalty Financing and Proposed Term Loan Amendment, we announced the Previous Offer. The Previous Offer comprised the Institutional Entitlement Offer and the Retail Entitlement Offer. On September 20, 2019, we announced that we had completed the Institutional Entitlement Offer of the Entitlement Offer to raise approximately A$3.1 million (US$2.2 million, assuming a USD:AUD exchange rate of 0.69) (before costs). On October 21, 2019, we announced that the Retail Entitlement Offer had lapsed without the Company accepting any applications and the Company will instead undertake the New Offer. The New Offer is fully underwritten by Argonaut Capital Limited. The underwriting fee is 5%. In addition, institutions who accepted the Institutional Entitlement Offer will be issued the Top Up Shares to reflect the revised pricing of the New Offer. The Top Up Shares will be issued ex-entitlement. The cost of the Entitlement Offers is estimated to be A$0.4 million (US$0.3 million, assuming a USD:AUD exchange rate of 0.69).

Based on the availability of $12.0 million of cash from our financial position as of June 30, 2019, net cash flows from operations, $9.0 million from the Proposed Royalty Financing (before costs), US$2.2 million from the Institutional Entitlement Offer (assuming a USD:AUD exchange rate of 0.69) (before costs), US$3.5 million from the New Offer (assuming a USD:AUD exchange rate of 0.69) (before costs), and US$10.0 million from drawdown of the second tranche of the Term Loan Facility (before costs), we expect to have sufficient cash flow to complete the expansion of production capacity to 2.8 Mtpa at the Poplar Grove mine. At June 30, 2019 and June 30, 2018, the Company had cash and cash equivalents of $12.0 million and $22.6 million, respectively. The decrease in cash and cash equivalents during fiscal 2019 was primarily the result of capital expenditures of $58.3 million in relation to the construction of the Poplar Grove mine.

At June 30, 2019, we had net assets of $67.3 million, a decrease of 13% compared with $77.1 million at June 30, 2018. The decrease in net assets was primarily the result of our net loss of $13.1 million incurred during fiscal 2019, offset by an increase in the share based payments reserve of $3.0 million. At June 30, 2018, we had net assets of $77.1 million, an increase of 27% compared with $60.6 million at June 30, 2017. The increase in net assets was primarily the result of our capital raising of a net total of $21.0 million during fiscal 2018, offset by our net loss of $7.1 million incurred during fiscal 2018.

Cash Flows

Our cash flows for the years ended June 30, 2019, 2018 and 2017 were as follows (in thousands):

Consolidated Statement of Cash Flow data: (in thousands)	For the year ended June 30,
	2019	2018	2017
Net cash outflow from operating activities	$(7,615)	$(4,132)	$(4,990)
Net cash outflow from investing activities	(59,059)	(28,179)	(8,575)
Net cash inflow from financing activities	56,136	20,076	48,128
Net change in cash and cash equivalents	(10,538)	(12,235)	34,563
Net foreign exchange differences	(47)	56	(64)
Cash and cash equivalents at beginning of the year	22,623	34,802	303
Cash and cash equivalents at the end of the year	$12,038	$22,623	$34,802

Net cash outflow from operating activities. Net cash used in operating activities for each of the above periods was primarily the result of net losses incurred in preparing the Company for operations. Net cash used in operating activities was $7.6 million, $4.1 million and $5.0 million for the years ended June 30, 2019, 2018 and 2017, respectively. The increase in the net cash outflow from operating activities between fiscal 2019 and 2018 resulted primarily from an increase in payments to suppliers and employees relating to increasing corporate and administrative, business development and employee benefits expenses required to support the development of the Poplar Grove mine. The decrease in the net cash outflow from operating activities between fiscal 2018 and 2017 resulted primarily from timing differences between expenses incurred during fiscal 2018 but not paid until after the end of fiscal 2018.

Net cash outflow from investing activities. Net cash used in investing activities was $59.1 million, $28.2 million and $8.6 million for the years ended June 30, 2019, 2018 and 2017, respectively. The increase in net cash used in investing activities during fiscal 2019 compared to fiscal 2018 was primarily attributable to capital expenditures of $58.3 million incurred in construction of the Poplar Grove mine. The increase in the net cash outflow from investing activities between fiscal 2018 and 2017 resulted primarily from capital expenditures of $23.4 million incurred in construction of the Poplar Grove mine which commenced during fiscal 2018 in August 2017.

Net cash inflow from financing activities. Net cash inflows arising from financing activities was $56.1 million, $20.1 million and $48.1 million for the years ended June 30, 2019, 2018 and 2017, respectively. The increase in net cash generated by financing activities during fiscal 2019 compared to fiscal 2018 was primarily attributable to proceeds from borrowings related to the Tribeca Term Facility Loan of US$40.0 million and Komatsu equipment finance facility of US$22.4 million, offset by payments for related borrowing costs of US$6.2 million. The decrease in the net cash inflow from financing activities between fiscal 2018 and 2017 resulted primarily from our larger capital raisings in fiscal 2017 to raise gross proceeds of $51.0 million compared to our capital raisings in fiscal 2018 to raise gross proceeds of $22.8 million.

Capital Requirements

Our primary use of cash currently includes mine operating expenses for the Poplar Grove mine and capital expenditures required to expand production capacity to 2.8 Mtpa at Poplar Grove. We currently estimate annual sustaining capital expenditures for the Poplar Grove mine, mine site infrastructure, and CHPP, of approximately $1.28 per ton produced.

Based on the availability of $12.0 million of cash from our financial position as of June 30, 2019, net cash flows from operations, $9.0 million from the Proposed Royalty Financing (before costs), US$5.7 million from the Entitlement Offers (assuming a USD:AUD exchange rate of 0.69) (before costs), and US$10.0 million from drawdown of the second tranche of the Term Loan Facility (before costs), we expect to have sufficient cash flow to complete the expansion of production capacity to 2.8 Mtpa at the Poplar Grove mine.

We expect to fund working capital and any new mine developments, such as the development of the Cypress mine, if undertaken, for the next 12 months using cash from operations and future debt or equity financing.

Debt Obligations

Credit Facility

During fiscal 2019, we entered into the Term Loan Facility with Tribeca (as agent) and Tribeca Global Natural Resources Ltd and the Tribeca Global Natural Resources Credit Funds (as lenders). We have drawn the first $40.0 million tranche of the Term Loan Facility, having satisfied all conditions precedent under the facility agreement to achieve financial close and drawdown the first tranche of the Term Loan Facility. We used a portion of such proceeds to repay in full our existing $21.7 million debt facility with Macquarie.

After the end of fiscal 2019, we entered into a term sheet relating to the Proposed Royalty Financing. The term sheet also provided for the Proposed Term Loan Amendment, to, amongst other things, resize the second tranche of the Term Loan Facility from US$16 million to US$10 million (Unit 3 expansion capex is projected to be US$5.9 million), and to ensure that the previously announced termination of the Company’s supply agreement with Big Rivers Electric Corporation and issues arising from a funding gap do not result in any events of default under the Term Loan Facility. Whilst the term sheet has been approved by Tribeca’s investment committee, it remains conditional upon completion of a minimum US$5 million equity raising (after costs) by the Group, completion of legal and tax due diligence by Tribeca, confirmation that the royalty can be granted, and completion of formal documentation.

Assuming completion of the Proposed Royalty Financing and Proposed Term Loan Amendment, drawdown of the second $10.0 million tranche of the Term Loan Facility is expected to occur in H1 2020 and is conditional on satisfaction of ramp up tests, financial undertakings and other customary conditions precedent.

Other key terms of the three-year Term Loan Facility, assuming completion of the Proposed Royalty Financing and Proposed Term Loan Amendment, are a floating interest rate comprising the U.S. Prime Rate (subject to a floor of 5.50% p.a.) plus a margin of 7.5% p.a. (temporarily increased to 9.5% p.a. until such time that two consecutive quarters of EBITDA of no less than US$4.0 million has been delivered) with the Term Loan Facility being repayable by April 30, 2022. Upon completion of the Proposed Royalty Financing and Proposed Term Loan Amendment, we will grant 60,000,000 new options to the lenders (30,000,000 with a strike price of A$0.06 per option and 30,000,000 with a strike price of A$0.07 per option), subject to shareholder approval and required ASX waivers, and cancel 25,000,000 options previously granted to the lenders (with a strike price of A$0.20 per option), subject to shareholder approval and required ASX waivers. We will also issue ordinary shares to Argonaut Capital Limited in an amount equal to US$270,000 at an issue price of A$0.05 for financial advisory services provided in respect to the Proposed Royalty Financing.

After the end of fiscal 2019, in order to satisfy the minimum US$5.0 million equity raising (after costs) condition in respect of the Proposed Royalty Financing and Proposed Term Loan Amendment, we announced the Previous Offer. The Previous Offer comprised the Institutional Entitlement Offer and the Retail Entitlement Offer. On September 20, 2019, we announced that we had completed the Institutional Entitlement Offer to raise approximately A$3.1 million (US$2.2 million, assuming a USD:AUD exchange rate of 0.69) (before costs). On October 21, 2019, we announced that the Retail Entitlement Offer had lapsed without the Company accepting any applications and the Company will instead undertake the New Offer. The New Offer is fully underwritten by

Argonaut Capital Limited. The underwriting fee is 5%. In addition, institutions who accepted the Institutional Entitlement Offer will be issued the Top Up Shares. The Top Up Shares will be issued ex-entitlement. The cost of the Entitlement Offers is estimated to be A$0.4 million (US$0.3 million, assuming a USD:AUD exchange rate of 0.69).

Based on the availability of $12.0 million of cash from our financial position as of June 30, 2019, net cash flows from operations, $9.0 million from the Proposed Royalty Financing (before costs), US$5.7 million from the Entitlement Offers (assuming a USD:AUD exchange rate of 0.69) (before costs), and US$10.0 million from drawdown of the second tranche of the Term Loan Facility (before costs), we expect to have sufficient cash flow to complete the expansion of production capacity to 2.8 Mtpa at the Poplar Grove mine.

Equipment Facility

During fiscal 2018, we entered into a secured financing facility with Komatsu (and its subsidiary Joy Underground Mining) to finance the purchase of up to $19.0 million of equipment from Komatsu for use at the Poplar Grove Mine, on instalment terms. Komatsu has also agreed to provide an additional equipment financing facility of up to US$7.5 million for the purchase of non-Komatsu equipment.

Interest rates vary for each piece of equipment, based on standard commercial rates for leased mining equipment in the United States. Improved lease rates were negotiated by agreeing to provide upfront deposits, representing approximately 10% of the equipment cost.

Off-balance sheet arrangements

During fiscal 2017, 2018 and 2019, we did not have any off-balance sheet arrangements as defined in Item 303(a)(4) of Regulation S-K.

C.	Research and Development, Patents and Licenses

Not Applicable.

D.	Trend Information

See Item 4, Item 5.A and Item 5.B.

E.	Off-Balance Sheet Arrangements

We do not have any off-balance sheet arrangements.

F.	Tabular Disclosure of Contractual Obligations

The following table summarizes our contractual obligations as of June 30, 2019:

Commitments (in thousands)	Total	Less than 1 year	1–5 years	Thereafter
Operating lease commitments	594	258	336	—
Total	594	258	336	—

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

Commencement of Commercial Production. “Mine development properties” consist of costs transferred from exploration properties when a decision is made to proceed with development and costs of subsequent mine development and construction. Mine development properties are not amortized until construction is completed and the asset is in the location and condition necessary for it to be capable of operating in the manner intended by management. For a new mine, this occurs upon commencement of “commercial production.” “Commercial production” is the level of activities intended by management for a mine, or a mine and plant complex, to be capable of operating in the manner intended by management. At June 30, 2019, we determined that “commercial production” had not yet been reached. We consider a range of factors when determining the level of activity that represents “commercial production” for a particular project, including: completion of certain underground development activities; commissioning of a certain number of planned mining units; percentage of design capacity for the mine and plant; achievement of continuous production over a sustained period; and specific factors such as recoveries and product quality specifications. “Commercial production” is considered to have commenced at the beginning of the month after the directors deem the relevant criteria to have been met. Underground mining operations at Poplar Grove will consist of three Units, with each Unit equipped with two continuous miners. At June 30, 2019, we had only commissioned Unit 1 of the planned three Units. Any mine operating costs incurred, net of proceeds received from selling product produced, prior to the commencement of “commercial production” in the process of preparing an asset to be capable of operating in the manner intended by management, are capitalized in the cost of the asset. Capitalization of operating costs, net of sale proceeds received, ceases upon the commencement of “commercial production.” We also capitalize borrowing costs that are directly attributable to the acquisition, construction or production of qualifying assets, which are assets that take a substantial period of time to get ready for their intended use or sale. Capitalization of borrowing costs ceases once the qualifying assets commence “commercial production” or are otherwise ready for their intended use or sale. After the commencement of “commercial production,” all assets included in “mine development properties” are then transferred to “mine properties” (see below). At this time, amortization commences.

Depreciation and Amortization. Accumulated mine development costs will be depreciated on a unit-of-production basis over the economically recoverable reserves of the mine. However, mine development properties are not amortized until construction is completed and the asset is in the location and condition necessary for it to be capable of operating in the manner intended by management. For a new mine, this occurs upon commencement of “commercial production.” “Commercial production” is the level of activities intended by management for a mine, or a mine and plant complex, to be capable of operating in the manner intended by management. At June 30, 2019, we determined that “commercial production” had not yet been reached. Accordingly, no amortization of mine development properties is reflected in our financial statements because we were not engaged in “commercial production” during the periods presented. However, we have commenced depreciating “mine plant and equipment” and “other plant and equipment” upon the relevant asset being ready for intended use.

Impairment of Non-Current Assets. We assess at each reporting date whether there is an indication that an asset may be impaired. If any such indication exists, or when annual impairment testing for an asset is required, we make an estimate of the asset’s recoverable amount. An asset’s recoverable amount is the higher of its fair value less costs to sell and its value in use and is determined for an individual asset, unless the asset does not generate cash inflows that are largely independent of those from other assets or groups of assets and the asset’s value in use cannot be estimated to be close to its fair value. In such cases the asset is tested for impairment as part of the cash-generating unit to which it belongs. When the carrying amount of an asset or cash-generating unit exceeds its recoverable amount, the asset or cash-generating unit is considered impaired and is written down to its recoverable amount. In assessing the value in use, the determination of estimated future cash flows is most sensitive to discount rate, exchange rate, coal price and production volumes and operating costs. In fiscal 2017, we recorded an impairment of $0.5 million related to the exploration and evaluation expenditures associated with the Arkoma Coal Project, following the decision not to progress with this project during the year. In fiscal 2019, we recorded an impairment of approximately $0.5 million in respect of “mine plant and equipment,” relating to storm damage to the raw and clean coal radial stackers.

Mine Rehabilitation Costs. The Company commenced construction of the Poplar Grove mine during fiscal 2018, which has resulted in the creation of a rehabilitation obligation. The Company will assess its mine rehabilitation provision as development activities progress, and subsequently on at least an annual basis, or where evidence exists that the provision should be reviewed. Significant judgement is required in determining the provision for mine rehabilitation and closure as there are many factors that will affect the ultimate liability payable to rehabilitate the mine site, including future disturbances caused by further development, changes in technology, changes in regulations, price increases, changes in timing of cash flows which are based on life of mine plans and changes in discount rates. When these factors change or become known in the future, such differences will impact the mine rehabilitation provision in the period in which the change becomes known. Accretion of the provision will commence when development has been completed.

Share-Based Payments. Estimating fair value for share-based payment transactions requires determination of the most appropriate valuation model, which depends on the terms and conditions of the grant. This estimate also requires determination of the most appropriate inputs to the valuation model including the expected life of the share option, volatility, dividend yield and risk-free interest rate and making assumptions about them. We measure the cost of equity-settled transactions with employees by reference to the fair value of the equity instruments at the date at which they are granted. The fair value is determined by using the Black-Scholes model taking into account the terms and conditions upon which the instruments were granted and are disclosed in Note 18 to the audited consolidated financial statements appearing elsewhere in this annual report on Form 20-F. The accounting estimates and assumptions relating to equity-settled share-based payments would have no impact on the carrying amounts of assets and liabilities within the next annual reporting period but may adversely affect reported profit or loss and equity.

Recognition of Deferred Tax Assets. Deferred tax assets are recognized for unused tax losses to the extent that it is probable that taxable profit will be available against which the losses can be utilized. Significant judgement is required to determine the amount of deferred tax assets that can be recognized, based upon the likely timing and the level of future taxable profits. Given our history of recent losses, we have not recognized a deferred tax asset with regard to unused tax losses and other temporary differences, as it has not been determined whether we or our subsidiaries will generate sufficient taxable income against which the unused tax losses and other temporary differences can be utilized. Further, the availability of tax losses is subject to Australian continuity of ownership and same business tests. Should we continue to obtain funding from new shareholders we may not comply with continuity of ownership regulations for tax losses effected by this regulation.

In addition, we also refer you to our significant accounting policies set forth in Note 1 to our consolidated financial statements for the fiscal year ended June 30, 2019, included elsewhere in this annual report on Form 20-F.

G.	Safe Harbor

This annual report contains forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act and as defined in the Private Securities Litigation Reform Act of 1995.

Certain information included or incorporated by reference in this annual report on Form 20-F may be deemed to be “forward-looking statements” within the meaning of applicable securities laws. Such forward-looking statements concern our anticipated results and progress of our operations in future periods, planned exploration and, if warranted, development of our properties, plans related to our business and other matters that may occur in the future. These statements relate to analyses and other information that are based on forecasts of future results, estimates of amounts not yet determinable and assumptions of management. All statements contained herein that are not clearly historical in nature are forward-looking, and the words “anticipate,” “believe,” “expect,” “estimate,” “may,” “will,” “could,” “leading,” “intend,” “contemplate,” “shall” and similar expressions are generally intended to identify forward-looking statements. Forward-looking statements are subject to a variety of known and unknown risks, uncertainties and other factors which could cause actual events or results to differ from those expressed or implied by the forward-looking statements. Forward-looking statements in this annual report on Form 20-F include, but are not limited to, statements with respect to:

•	risks related to our limited operating history in the coal industry;
•	risks related to our ability to identify coal mineralization and achieve commercial coal mining at the Project;
•	risks related to mining, exploration and mine construction, if warranted, on our properties;
•	risks related to our ability to achieve and maintain profitability and to develop positive cash flow from our mining activities;
•	risks related to investment risk and operational costs associated with our production activities;

•	risks related to our ability to access capital and the financial markets;
•	risks related to compliance with government regulations;
•	risks related to our ability to acquire necessary mining licenses, permits or access rights;
•	risks related to environmental liabilities and reclamation costs;
•	risks related to volatility in coal prices or demand for coal;
•	risks related to stock price and trading volume volatility;
•	risks relating to the development of an active trading market for the ADSs;
•	risks related to ADS holders not having certain shareholder rights;
•	risks related to ADS holders not receiving certain distributions; and
•	risks related to our status as a foreign private issuer and emerging growth company.

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

Name	Age	Position
Ian Middlemas	59	Director and Chairman of the Board
Todd Hannigan	46	Director and Deputy Chairman of the Board
Egan J. Antill	53	Chief Executive Officer and Managing Director
David Gay	60	Executive Director and President
Richard Kim	40	Chief Operating Officer (up to October 7, 2019)
Dominic Allen	36	Vice President, Finance
Bruce Czachor	58	Vice President and General Counsel
Gregory Swan	38	Company Secretary
Jonathan Hjelte	37	Director
Richard McCormick	60	Director
Thomas Todd	45	Director

Ian Middlemas has been a Director since October 2013 and Chairman of our Board since January 2014. Mr. Middlemas’s current term as a director will end at our 2019 annual general meeting. Mr. Middlemas has been the Chairman of Cradle Resources Limited since August 2016, Apollo Minerals Limited since July 2016, Salt Lake Potash Limited since August 2014, Berkeley Energia Limited since April 2012, Prairie Mining Limited since August 2011, Equatorial Resources Limited since November 2009, Piedmont Lithium Limited since September 2009, Sovereign Metals Limited since July 2006, and Odyssey Energy Limited since September 2005. Mr. Middlemas was formerly the Chairman of Mantra Resources Limited and Papillon Resources Limited. Mr. Middlemas is a Chartered Accountant and holds a Bachelor of Commerce degree from the University of Western Australia.

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

Egan J. Antill has been our Chief Executive Officer and Managing Director since December 2018. Mr. Antill studied Engineering at the University of Queensland and early in his career worked for Mount Isa Mines Ltd and Caterpillar of Australia Ltd. He then completed an MBA at Yale University and spent the next 20 years in investment banking on Wall Street in New York including as Managing Director, Merrill Lynch & Co., New York, where he raised capital for and provided strategic advice to global Metals and Mining companies, and prior to that with Credit Suisse First Boston, New York in the Mergers & Acquisitions department.

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

Richard Kim was our Chief Operating Officer from October 2017 to October 2019. Mr. Kim also served as General Manager of the Company from July 2014 to October 2017. Previously, Mr. Kim was a production coordinator at Arch Coal, Inc. from May 2013 to October 2013 and May 2014 to July 2014. From October 2013 to May 2014, Mr. Kim was a mine superintendent at Arch Coal, Inc. Mr. Kim has over 15 years’ experience working in the coal industry managing underground mining operations, most of which utilized continuous mining, for Arch Coal, Metinvest, and other U.S. producers. During his time in the industry, Mr. Kim also worked for Bucyrus International (now a subsidiary of Caterpillar) where he implemented continuous mining technology into emerging markets such as China, Russia, and India. Mr. Kim holds an MBA from the University of Pittsburgh, a Bachelor of Science in Mining & Minerals Engineering from Virginia Tech and is a Registered Professional Engineer.

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

Remuneration

Our remuneration policy for our key management personnel, or KMP, has been developed by the Board taking into account the size of the Company, the size of the management team for the Company, the nature and stage of development of the Company’s current operations, and market conditions and comparable salary levels for companies of a similar size and operating in similar sectors.

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

Executive Remuneration

Our remuneration policy is to provide a fixed remuneration component and a performance-based component (short-term incentive and long-term incentive). The Board believes that this remuneration policy is appropriate given the considerations discussed in the section above and is appropriate in aligning executives’ objectives with shareholder and business objectives.

Fixed Remuneration

Fixed remuneration consists of base salaries, as well as employer 401(k) contributions or contributions to superannuation funds, and other non-cash benefits. Non-cash benefits may include provision of car parking, health care benefits, health insurance and life insurance.

Fixed remuneration is reviewed annually by the Board. The process consists of a review of company and individual performance, relevant comparative remuneration externally and internally and, where appropriate, external advice on policies and practices. No external remuneration consultants were used during the fiscal year.

Performance Based Remuneration—Short-Term Incentives

Some executives are entitled to an annual or semi-annual cash bonus upon achieving various key performance indicators, or KPIs, as set by the Board. Having regard to the current size, nature and opportunities of the Company, the Board has determined that these KPIs will include measures such as successful commencement and/or completion of development activities (e.g. completion of technical studies), construction activities (e.g. completion of construction programs within budgeted timeframes and cost), corporate activities (e.g. recruitment of key personnel) and business development activities (e.g. successful investor relations activities and capital raisings).

These measures were chosen as the Board believes these represent the key drivers in the short- and medium-term success of the project’s development. The Board currently assesses performance against these criteria annually.

During the 2019 financial year, no bonuses were paid to KMP (2018: US$133,115).

Performance Based Remuneration—Long-Term Incentives

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

During the fiscal year, 6,800,000 employee rights were granted by the Company to executive KMP. During the fiscal year, 2,975,000 employee rights held by executive KMP vested upon achievement of the Construction Milestone in relation to the Buck Creek Complex. During the fiscal year, 700,000 employee rights held by executive KMP were either forfeited or lapsed. At June 30, 2019, executive KMP held 12,950,000 employee rights that will vest upon achievement of certain performance conditions in relation to the Poplar Grove mine including: (a) First Coal Production Milestone; (b) Nameplate Production Milestone; (c) 1.7 Mtpa Coal Production Milestone; and (d) 2.7 Mtpa Coal Production Milestone.

In addition, the Company has chosen to provide incentive options, or employee options, to some KMP as part of their remuneration and incentive arrangements in order to attract and retain their services and to provide an incentive linked to the performance of the Company. The Board has a policy of granting employee options to KMP with exercise prices at or above market share price (at the time of agreement). As such, the employee options granted to KMP are generally only of benefit if the KMP perform to the level whereby the value of the Company increases sufficiently to warrant exercising the employee options granted.

Other than service-based vesting conditions (if any), there are no additional performance criteria on the employee options granted to KMP, as given the speculative nature of the Company’s activities at the time and the previously small management team responsible for its running, it is considered the performance of the KMP and the performance and value of the Company are closely related. The Company prohibits executives entering into arrangements to limit their exposure to employee options granted as part of their remuneration package.

During the fiscal year, 2,300,000 employee options were granted by the Company to executive KMP. During the fiscal year, no employee options held by executive KMP were exercised, and no employee options held by executive KMP were forfeited or lapsed. At June 30, 2019, executive KMP held 2,300,000 employee options.

Non-Executive Director Remuneration

The Board’s policy is for fees to Non-Executive Directors to be no greater than market rates for comparable companies for time, commitment and responsibilities. Given the current size, nature and risks of the Company, employee options and/or employee rights may also be used to attract and retain Non-Executive Directors. The Board determines payments to the Non-Executive Directors and reviews their remuneration annually, based on market practice, duties and accountability. Independent external advice is sought when required. No external remuneration consultants were used during the fiscal year.

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

Fees for the Chairman are presently A$50,000 (US$35,065) per annum, however the Chairman, Mr. Ian Middlemas, elected to only receive fees of A$36,000 (US$24,624) for the 2019 financial year. Fees for Non-Executive Directors’ are presently set at A$30,000 (US$21,039) per annum. These fees cover main board activities only. Non-Executive Directors may receive additional remuneration for other services provided to the Company, including, but not limited to, membership of committees. During the fiscal year, the Company established an Audit Committee.

Details of Remuneration for Fiscal 2019

Details of the nature and amount of each element of the emoluments of our Directors and executive officers are as follows:

	Short-term benefits		Other US$	Post- employment benefits US$	Share- based payments US$	Termination Payments US$	Total US$	Performance related %
2018	Salary & fees US$	Cash Bonus US$
Directors
Mr. Ian Middlemas	24,624	—	—	—	—	—	24,624	—
Mr. Todd Hannigan	21,223	—	—	2,016	248,078	—	271,317	91%
Mr. Egan J. Antill(1)	192,500	—	4,593	3,231	181,316	—	381,640	48%
Mr. David Gay	280,000	—	24,097	11,000	263,246	—	578,343	46%
Mr. Jonathan Hjelte	21,233	—	—	—	—	—	21,223	—
Mr. Richard McCormick	21,233	—	—	—	—	—	21,223	—
Mr. Thomas Todd	21,233	—	—	1,025	124,039	—	146,287	85%
Other KMP
Mr. Richard Kim	210,000	—	36,039	8,400	161,752	—	416,191	39%
Mr. Dominic Allen(2)	123,846	—	16,110	—	120,073	—	260,029	46%
Mr. Bruce Czachor	100,000	—	15,665	4,000	36,268	—	155,933	23%
Mr. Gregory Swan(3)	—	—	—	—	69,395	—	69,395	100%
Mr. Adam Anderson(4)	100,846	—	11,838	3,800	(48,132)	31,667	100,019	—
	1,116,708	—	108,342	33,472	1,156,035	31,667	2,446,224
(1)	Mr. Antill was appointed effective December 12, 2018.
(2)	Mr. Dominic Allen was appointed effective August 13, 2018.
(3)	Mr. Swan provides services as the Company Secretary through a services agreement with Apollo Group Pty Ltd. During fiscal 2019, Apollo Group Pty Ltd was paid A$180,000 for the provision of a fully serviced office and administrative, accounting and company secretarial services to the Company, based on a monthly retainer of A$15,000.
(4)	Mr. Adam Anderson was appointed effective October 16, 2017 and ceased employment effective January 9, 2019. Upon cessation of employment, Mr. Anderson forfeited his employee rights. Any share-based payment expense previously recognized under AASB 2 in respect of these employee rights has been reversed.

Employment Agreements with Executive Officers

The key provisions of the employment agreements (other than remuneration) are set out below for each of our executive officers. None of these employment agreements have termination dates.

Mr. Antill, Chief Executive Officer, is an employee of Paringa. The arrangement may be terminated by either party at any time for any or no reason. No amount is payable in the event of termination by the Company for cause. In the event of termination by the Company without cause, Mr. Antill is entitled to receive his salary and benefits for a period of six months. The fixed component of Mr. Antill’s remuneration is $350,000 per annum and a discretionary annual bonus of up to $175,000 to be paid upon the successful completion of key performance indicators as determined by the Board.

Mr. Gay, President, is an employee of Paringa. The arrangement may be terminated by either party at any time for any or no reason. No amount is payable in the event of termination by the Company for cause. In the event of termination by the Company without cause, Mr. Gay is entitled to receive his salary and benefits for a period of three months. The fixed component of Mr. Gay’s remuneration is $280,000 per annum.

Mr. Kim, Chief Operating Officer, was an employee of Paringa until October 2019. The arrangement was able to be terminated by either party at any time for any or no reason. No amount is payable in the event of termination by the Company for cause. In the event of termination by the Company without cause, Mr. Kim is entitled to receive his salary and benefits for a period of three months. Mr. Kim received fixed remuneration component of $210,000 per annum.

Mr. Allen, Vice President, Finance, is an employee of Paringa. The arrangement may be terminated by either party at any time for any or no reason. No amount is payable in the event of termination by the Company for cause. In the event of termination by the Company without cause, Mr. Allen is entitled to receive his salary and benefits for a period equal to three months. Mr. Allen receives a fixed remuneration component of $140,000 per annum and a discretionary annual bonus of up to $30,000 to be paid upon the successful completion of key performance indicators as determined by the Board.

Mr. Czachor, Vice President and General Counsel, is an employee of Paringa. The arrangement may be terminated by either party at any time for any or no reason. No amount is payable in the event of termination by the Company for cause. In the event of termination by the Company without cause, Mr. Czachor is entitled to receive a payment equal to 10% of his base salary and benefits for a period of one month. Mr. Czachor receives a fixed remuneration component of $100,000 per annum and a discretionary annual bonus of up to $25,000 to be paid upon the successful completion of key performance indicators as determined by the Board.

All Directors have a letter of appointment confirming the terms and conditions of their appointment as Director of the Company.

C.	Board Practices

Board of Directors

Our Board of Directors, or the Board, currently consists of seven members, including our Chief Executive Officer. We believe that each of our directors has relevant industry experience. The membership of our Board is directed by the following requirements:

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

Audit Committee. Our Board has established an audit committee. Assignments to, and chairs of, the audit committee are selected by our Board. The audit committee operates under a charter approved by the Board and reports on its activities to the Board. The audit committee monitors the integrity of our financial statements, the independence and qualifications of our independent auditors, the performance of our accounting staff and independent auditors, our compliance with legal and regulatory requirements and the effectiveness of our internal controls. The audit committee is responsible for selecting, retaining (subject to shareholder approval), evaluating, setting the remuneration of, and, if appropriate, recommending the termination of, our independent auditors. The audit committee is established in accordance with Section 10A(m) of the Securities Exchange Act of 1934, as amended. The chair of the audit committee is Mr. Hjelte, and Mr. Middlemas and Mr. McCormick are members of the audit committee. Mr. Hjelte, Mr. Middlemas and Mr. McCormick are independent under the listing standards of the Nasdaq Capital Market for audit committee members and the heightened independence requirement for audit committee members required by Rule 10A-3 under the Exchange Act and satisfy the SEC and Nasdaq standards for being an audit committee member. Mr. Hjelte is also an audit committee financial expert.

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

We have established a code of conduct, which sets out the standards of behavior that apply to every aspect of our dealings and relationships, both within and outside the Company. The following standards of behavior apply to all directors, executive officers and employees of the Company:

•	act honestly, in good faith and in the best interests of the Company as a whole;

•	duty to use due care and diligence in fulfilling the functions of their position and exercising the powers attached to their employment;
•	recognize that their primary responsibility is to the Company’s shareholders as a whole;
•	not take advantage of their position for personal gain, or the gain of their associates;
•	directors have an obligation to be independent in their judgments;
•	confidential information received by employees in the course of the exercise of their duties remains the property of the Company. Confidential information can only be released or used with specific permission from the Company; and
•	comply with the spirit as well as the letter of the law and with the principles of the Company’s code of conduct.

The directors and executives also have a fiduciary relationship with shareholders of the Company, making it unlawful to improperly use their position to gain advantage for themselves. At all times, directors and executives must act in the best interest of the Company and eliminate or abstain from participating in any discussion or decision-making process in relation to matters in which they have a conflict of interest, not engage in insider trading and comply with all applicable anti-bribery laws.

D.	Employees

As of September 30, 2019, we had 174 full-time employees and two part-time employees.

E.	Share Ownership

See “Item 7. Major Shareholders and Related Party Transactions” for information about share ownership by our directors and senior management.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS
A.	Major Shareholders

The following table presents certain information regarding the beneficial ownership of our ordinary shares based on 505,826,021 ordinary shares outstanding as of September 30, 2019 by:

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

Based on information known to us, as of September 30, 2019, we had 15 shareholders of record in the United States. These shareholders held an aggregate of 9,880,837 of our outstanding ordinary shares, or approximately 2.0% of our outstanding ordinary shares. A large number of our ordinary shares are held by nominee companies so we cannot be certain of the identity of those beneficial owners. In addition, approximately 17,719,700 of our outstanding ordinary shares are held in the form of ADSs.

	Ordinary Shares Beneficially Owned Prior to Offering
Shareholder	Number		Percent
5% Shareholders
AustralianSuper Pty Ltd(1)	77,263,055		15.3%
Mitsubishi UFJ Financial Group, Inc.	53,317,320		10.5%
Tribeca Investment Partners Pty Ltd(2)	39,076,062		7.7%
Officers and Directors
Ian Middlemas	14,015,152		2.8%
Todd Hannigan	12,111,104	(3)	2.4%
Egan J. Antill	—	(4)	*
David Gay	3,520,292	(5)	*
Richard Kim	460,530	(6)	*
Dominic Allen	191,669	(7)	*
Bruce Czachor	—	(8)	*
Gregory Swan	3,350,000	(9)	*
Jonathan Hjelte	1,449,001		*
Richard McCormick	1,000,000		*
Thomas Todd	6,949,359	(10)	1.4%
Officers and directors as a group (11 persons)	43,047,107		8.5%
*	Represents beneficial ownership of less than 1% of the outstanding ordinary shares of Paringa.
(1)	Based solely on publicly available information, AustralianSuper Ptd Ltd is managed by a trustee, AustralianSuper Pty Ltd, and has a board of directors comprised of Heather Ridout, Dave Oliver, Julie Angrisano, Paul Bastian, Gabrielle Coyne, Jim Craig, Brian Daley, Lucio Di Bartolomeo, Don Russell, Daniel Walton, Grahame Willis and Innes Willox.
(2)	According to filings made with the Australian Securities & Investment Commission, all of Tribeca’s shares are owned by Alcyon Investments Pty Limited and its three directors are David Aylward, Kylie Osgood and Benjamin Cleary.

(3)	Does not include 1,750,000 shares that Mr. Hannigan has the right to receive pursuant to unvested performance rights that only vest upon the Board determining that various future performance conditions have been satisfied. Such rights expire, if not vested, on December 31, 2019 (850,000 shares) and December 31, 2020 (900,000 shares).
(4)	Does not include 2,300,000 shares that Mr. Antill has the right to acquire pursuant to unvested options. Such options expire on December 31, 2023 and have an exercise prices of A$0.30 (575,000 shares), A$0.40 (575,000 shares), A$0.50 (575,000 shares), and A$0.60 (575,000 shares). Also does not include 5,500,000 shares that Mr. Antill has the right to receive pursuant to unvested performance rights that only vest upon the Board determining that various future performance conditions have been satisfied. Such rights expire, if not vested, on December 31, 2020 (2,500,000 shares) and December 31, 2021 (3,000,000 shares).
(5)	Does not include 2,100,000 shares that Mr. Gay has the right to receive pursuant to unvested performance rights that only vest upon the Board determining that various future performance conditions have been satisfied. Such rights expire, if not vested, on December 31, 2019 (1,000,000 shares) and December 31, 2020 (1,100,000 shares).
(6)	Does not include 1,300,000 shares that Mr. Kim has the right to receive pursuant to unvested performance rights that only vest upon the Board determining that various future performance conditions have been satisfied. Such rights expire, if not vested, on December 31, 2019 (600,000 shares) and December 31, 2020 (700,000 shares).
(7)	Does not include 1,000,000 shares that Mr. Allen has the right to receive pursuant to unvested performance rights that only vest upon the Board determining that various future performance conditions have been satisfied. Such rights expire, if not vested, on December 31, 2019 (300,000 shares) and December 31, 2020 (700,000 shares).
(8)	Does not include 300,000 shares that Mr. Czachor has the right to receive pursuant to unvested performance rights that only vest upon the Board determining that various future performance conditions have been satisfied. Such rights expire, if not vested, on December 31, 2019 (150,000 shares) and December 31, 2020 (150,000 shares).
(9)	Does not include 450,000 shares that Mr. Swan has the right to receive pursuant to unvested performance rights that only vest upon the Board determining that various future performance conditions have been satisfied. Such rights expire, if not vested, on December 31, 2019 (200,000 shares) and December 31, 2020 (250,000 shares).
(10)	Does not include 875,000 shares that Mr. Todd has the right to receive pursuant to unvested performance rights that only vest upon the satisfaction of various performance conditions. Such rights expire, if not vested, on December 31, 2019 (425,000 shares) and December 31, 2020 (450,000 shares).

To our knowledge, there have not been any significant changes in the ownership of our ordinary shares by major shareholders over the past three years, except as follows (which is based upon substantial shareholder notices filed with the ASX):

•	AustralianSuper Pty Ltd. became a substantial shareholder on August 2, 2016, when it reported that it held 17,647,059 ordinary shares, or 9.14% of the total voting power, as of that date. Between August 2016 and September 2019, AustralianSuper Pty Ltd reported that it acquired a relevant interest in an additional net amount of 59,615,996 ordinary shares. On September 30, 2019, AustralianSuper Pty Ltd reported that it held 77,263,055 ordinary shares, or 15.3% of the total voting power, as of that date.
•	Mitsubishi UFJ Financial Group, Inc. became a substantial shareholder on August 2, 2019, when it reported that it held 42,653,856 ordinary shares, or 9.25% of the total voting power, as of that date, following completion of the acquisition of the global asset management business of Colonial First State Global Asset Management by Mitsubishi UFJ Trust and Banking Corporation, a consolidated subsidiary of Mitsubishi UFJ Financial Group, from Commonwealth Bank of Australia. On September 30, 2019, Mitsubishi UFJ Financial Group, Inc. reported that it held 53,317,320 ordinary shares, or 10.5% of the total voting power, as of that date. The reported holding of 53,317,320 ordinary shares aggregates the trade data in respect of Mitsubishi UFJ Financial Group, Inc. and First Sentier Investors Holdings Pty Limited.
•	Tribeca Investment Partners Pty Ltd became a substantial shareholder on October 13, 2017, when it reported that it held 16,359,240 ordinary shares, or 5.16% of the total voting power, as of that date. Between October 2017 and May 2018, Tribeca Investment Partners Pty Ltd reported that it acquired a relevant interest in an additional net amount of 8,582,894 ordinary shares. On May 31, 2018, Tribeca Investment Partners Pty Ltd reported that it held 24,942,134 ordinary shares, or 6.2% of the total voting power, as of that date. We understand that since this date, Tribeca Investment Partners Pty Ltd acquired a relevant interest in an additional net amount of 14,133,928 ordinary shares, including as part of the recent Institutional Entitlement Offer.
•	Commonwealth Bank of Australia became a substantial shareholder on April 21, 2017, when it reported that it held 15,840,664 ordinary shares, or 6.13% of the total voting power, as of that date. Between April 2017 and July 2018, Commonwealth Bank of Australia reported that it acquired a relevant interest in an additional net amount of 21,913,202 ordinary shares. On July 9, 2018, Commonwealth Bank of Australia reported that it held 37,753,866 ordinary shares, or 8.3% of the total voting power, as of that date. Commonwealth Bank of Australia has ceased to be a substantial holder following completion of the sale of its global asset management business, Colonial First State Global Asset Management, to Mitsubishi UFJ Trust and Banking Corporation, a consolidated subsidiary of Mitsubishi UFJ Financial Group.

•	Silver Lake Resources Limited became a substantial shareholder on December 12, 2012. On October 16, 2013 Silver Lake Resources Limited had a change in substantial holding (due to share dilution) and reported that it held 20,764,683 ordinary shares, or 17% of the total voting power, as of that date. On July 29, 2014, Silver Lake Resources Limited had a change in substantial holding (due to share dilution) and reported that it held 20,764,683 ordinary shares, or 15% of the total voting power as of that date. On July 29, 2015, Silver Lake Resources Limited had a change in substantial holding (due to share dilution) and reported that it held 20,764,683 ordinary shares, or 13.6% of the total voting power as of that date. On June 15, 2018, Silver Lake Resources Limited reported that it ceased to be a substantial shareholder.
•	UBS Group AG became a substantial shareholder on June 13, 2017 when it reported that it held 15,868,098 ordinary shares, or 5.01%, of the total voting power as of that date. Between June 2017 and August 2017, UBS Group AG reported that it acquired a relevant interest in an additional net amount of 3,190,331 ordinary shares. On October 18, 2017, UBS Group AG reported that it ceased to be a substantial shareholder.
•	Bouchi Pty Ltd became a substantial shareholder on October 16, 2013, when it reported that it held 11,400,000 ordinary shares, or 9.34% of the total voting power, as of that date. On July 31, 2014, Bouchi Pty Ltd had a change in substantial holding (due to dilution) and reported it held 11,400,000 ordinary shares, or 8.29% of the total voting power, as of that date. On August 2, 2016, Bouchi Pty Ltd. had a change in substantial holding (due to dilution) and reported it held 11,400,000 ordinary shares, or 5.90% of the total voting power, as of that date. Bouchi Pty Ltd ceased to be a substantial holder on April 21, 2017 (due to dilution).
•	Moshos Family Investments Pty Ltd. became a substantial shareholder on October 16, 2013, when it reported that it held 15,625,000 ordinary shares, or 12.80% of the total voting power, as of that date. On September 9, 2014, Moshos Family Investments Pty Ltd. had a change in substantial holding (due to an on-market trade) and reported it held 14,825,000 ordinary shares, or 10.78% of the total voting power, as of that date. On July 28, 2015, Moshos Family Investments Pty Ltd had a change in substantial holding (due to dilution and an off-market transfer) and reported that it held 12,905,000 ordinary shares, or 8.47% of the total voting power, as of that date. On August 1, 2016, Moshos Family Investments Pty Ltd. had a change in substantial holding (due to dilution and an on-market trade) and reported it held 11,105,000 ordinary shares, or 5.75% of the total voting power, as of that date. Moshos Family Investments Pty Ltd ceased to be a substantial holder on April 21, 2017 (due to dilution).
•	Arredo Pty Ltd became a substantial shareholder on October 16, 2013, when it reported that it held 8,200,000 ordinary shares, or 6.72% of the total voting power, as of that date. On July 30, 2015, Arredo Pty Ltd had a change in substantial holding (due to dilution) and reported that it held 8,200,000 ordinary shares, or 5.38% of the total voting power, as of that date. Arredo Pty Ltd ceased to be a substantial holder on August 2, 2016 (due to dilution). Arredo Pty Ltd is an entity associated with Mr. Ian Middlemas, Director of the Company.
B.	Related Party Transactions

Since the start of fiscal 2017, we did not enter into any transactions or loans with any: (i) enterprises that directly or indirectly, through one or more intermediaries, control, are controlled by or are under common control with us; (ii) associates; (iii) individuals owning, directly or indirectly, an interest in our voting power that gives them significant influence over us, and close members of any such individual’s family; (iv) key management personnel and close members of such individuals’ families; or (v) enterprises in which a substantial interest in our voting power is owned, directly or indirectly, by any person described in (iii) or (iv) or over which such person is able to exercise significant influence.

Transactions between related parties are on normal commercial terms and the conditions are no more favorable than those available to other non-related parties.

C.	Interests of Experts and Counsel

Not Applicable.

ITEM 8.	FINANCIAL INFORMATION.
A.	Consolidated Statements and Other Financial Information.

See “Item 18. Financial Statements.”

Legal Proceedings

During fiscal 2018, we entered into a fixed price contract with Frontier-Kemper Constructors, Inc., or Contractor, to construct the initial slope for the Poplar Grove mine and related matters. To-date we have paid the Contractor approximately US$9.9 million, but have disputed several invoices, primarily related to water excavation, concrete backfilling, and, pursuant to the terms of the contract, the quantum of liquidated damages to be paid by the Contractor to the Company as a result of construction delays. Subsequent to the end of fiscal 2019, the Contractor filed a claim for arbitration pursuant to the terms of the contract and claims that it is owed approximately US$2.6 million. At June 30, 2019, retainage of approximately US$1.1 million has been recognized as a liability in our financial statements (see Note 10 to our consolidated financial statements included in this annual report on Form 20-F), being the amount specified in the contract that has been withheld from payments to the Contractor to ensure that the Contractor satisfies its obligations. We will pursue resolution of the arbitration and believe that it is not probable that the claim by the Contractor will be successful and accordingly, other than the retainage of US$1.1 million, no provision for any liability has been recognized in the financial statements.

Dividends

We have not declared or paid any dividends on our ordinary shares, and we do not anticipate paying any dividends in the foreseeable future. Our Board of Directors presently intends to reinvest all earnings in the continued development and operation of our business.

Any future determination relating to our dividend policy will be made at the discretion of our Board of Directors and will depend on then-existing conditions, including our financial condition, results of operations, contractual restrictions in our debt arrangements, capital requirements, business prospects and other factors our Board of Directors may deem relevant.

Any dividend we declare will be paid to the holders of ADSs, subject to the terms of the deposit agreement, to the same extent as holders of our ordinary shares, to the extent permitted by applicable law and regulations, less the fees and expenses payable under the deposit agreement. Any dividend we declare will be distributed by the depositary bank to the holders of the ADSs, subject to the terms of the deposit agreement. See “Description of Share Capital,” which is included as an exhibit to this annual report on Form 20-F.

B.	Significant Changes

No significant change, other than as otherwise described in this annual report on Form 20-F, has occurred in our operations since the date of our consolidated financial statements included in this annual report on Form 20-F.

ITEM 9.	THE OFFER AND LISTING
A.	Offer and Listing Details

Our ordinary shares are traded on the ASX under the symbol “PNL.” Our ADSs, each representing 50 of our ordinary shares, are traded on Nasdaq under the symbol “PNRL.”

B.	Plan of Distribution

Not applicable.

C.	Markets

Our ordinary shares are traded on the ASX under the symbol “PNL.” Our ADSs, each representing 50 of our ordinary shares, are traded on Nasdaq under the symbol “PNRL.” The Bank of New York Mellon, acting as depositary, registers and delivers the ADSs.

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

We are a public company limited by shares registered under the Corporations Act by the Australian Securities and Investments Commission, or ASIC. Our corporate affairs are principally governed by our Constitution, the Corporations Act and the ASX Listing Rules. Our ordinary shares trade on the ASX, and our ADSs are listed on Nasdaq.

The Australian law applicable to our Constitution is not significantly different than a U.S. company’s charter documents except we do not have a limit on our authorized share capital, the concept of par value is not recognized under Australian law and as further discussed under “Our Constitution.”

Subject to restrictions on the issue of securities in our Constitution, the Corporations Act and the ASX Listing Rules of ASX and any other applicable law, we may at any time issue shares and grant options or warrants on any terms, with the rights and restrictions and for the consideration that our Board of Directors determine.

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

Changes to Our Share Capital

As of June 30, 2019, we had (i) 461,251,181 ordinary shares outstanding and (ii) outstanding options and performance rights to purchase an aggregate of 51,583,888 ordinary shares at a weighted average exercise price of A$0.21.

As of September 30, 2019, we had (i) 505,826,021 ordinary shares outstanding and (ii) outstanding options and performance rights to purchase an aggregate of 58,583,888 ordinary shares at a weighted average exercise price of A$0.21.

Since July 1, 2016, the following changes have been made to our ordinary share capital:

•	On August 2, 2016, we issued 36,800,000 ordinary shares as part of a private placement at A$0.17 per share to institutional and professional investors.
•	On August 4, 2016, we issued 1,400,000 ordinary shares as part of a private placement at A$0.17 per share to institutional and professional investors.
•	On December 16, 2016, we issued 19,247,619 ordinary shares as part of a private placement at A$0.42 per share to institutional and professional investors.
•	On April 21, 2017, we issued 44,596,538 ordinary shares as part of a private placement at A$0.52 per share to institutional and professional investors.
•	On June 6, 2017, we issued 57,326,542 ordinary shares as part of a private placement at A$0.52 per share to institutional and professional investors.
•	On May 29, 2018, we issued 87,410,792 ordinary shares as part of a pro-rata accelerated non-renounceable entitlement offer and a private placement at A$0.22 per share to institutional and professional investors.
•	On June 15, 2018 and June 20, 2018 and June 26, 2018, we issued 50,049,690 ordinary shares as part of a pro-rata accelerated non-renounceable entitlement offer at A$0.22 per share to retail investors predominately in Australia and New Zealand.
•	On December 28, 2018, we issued 30,000 ordinary shares to a consultant, for no issue price, as consideration for services provided by the consultant.
•	On June 13, 2019, following shareholder approval, we issued 3,000,000 ordinary shares to Argonaut Capital Limited, our financial advisor in relation to the Tribeca Term Loan Facility, for no issue price, as consideration for advisory services provided in relation to our debt financing.
•	On September 27, 2019, we issued 44,574,840 ordinary shares as part of a pro-rata accelerated non-renounceable entitlement offer at A$0.07 per share to institutional and professional investors.
•	On April 6, 2017, we granted options to Macquarie covering an aggregate of 4,444,444 ordinary shares, with an exercise price of A$0.66 per share, in consideration for the possible provision of a US$20 million project loan facility to develop the Poplar Grove mine. None of these options have been exercised, and none of these options have been forfeited or canceled without being exercised.
•	On June 26, 2018, we granted options to Argonaut Securities Limited covering an aggregate of 6,000,000 ordinary shares with an exercise price of A$0.33 per share, in connection with the provision of corporate advisory services upon the successful completion of a pro-rata accelerated non-renounceable entitlement offer. None of these options have been exercised, and none of these options have been forfeited or canceled without being exercised.
•	On September 10, 2018, we granted options to Macquarie covering an aggregate of 4,444,444 ordinary shares, with an exercise price of A$0.34 per share, in consideration for the provision of a US$21.7 million project loan facility to develop the Poplar Grove mine. None of these options have been exercised, and none of these options have been forfeited or canceled without being exercised.
•	On April 30, 2019, we granted 18,000,000 options to Tribeca covering an aggregate of 18,000,000 ordinary shares, with an exercise price of A$0.20 per share, pursuant to the terms of the Term Loan Facility. None of these options have been exercised, and none of these options have been forfeited or canceled without being exercised.
•	On September 12, 2019, we granted 7,000,000 options to Tribeca covering an aggregate of 7,000,000 ordinary shares, with an exercise price of A$0.20 per share, pursuant to the terms of the Term Loan Facility. None of these options have been exercised, and none of these options have been forfeited or canceled without being exercised.

•	We have granted, from time to time since July 1, 2016, performance rights to employees, directors and consultants under the Paringa Performance Rights Plan covering an aggregate of 25,360,000 ordinary shares, with a nil exercise price that each convert into one ordinary share upon the satisfaction of various performance conditions. As of June 30, 2019, 3,835,000 of these performance rights have vested and been converted into ordinary shares, while 5,130,000 of these performance rights have lapsed, been forfeited, or canceled without being exercised.
•	We have granted, from time to time since July 1, 2016, options to employees, directors and consultants covering an aggregate of 3,300,000 ordinary shares, with exercise prices ranging from A$0.30 to A$0.60 per share. As of June 30, 2019, none of these options have been exercised, and 1,000,000 of these options have lapsed or been forfeited without being exercised.

In addition, we issued the following ordinary shares upon exercise of options or conversion of performance rights during fiscal 2017, 2018 and 2019:

•	3,835,000 ordinary shares in the year ended June 30, 2019;
•	500,000 ordinary shares in the year ended June 30, 2018; and
•	2,156,000 ordinary shares in the year ended June 30, 2017.

Issuances of Securities

Since July 1, 2016, we have issued and sold to third parties the securities listed below without registering the securities under the Securities Act of 1933, as amended, or the Securities Act. None of these transactions involved any public offering. All our securities were sold through private placement either (i) outside the United States in reliance on Regulation S, (ii) in the United States to a limited number of investors in transactions not involving any public offering or (iii) in the case of employee compensation, pursuant to Rule 701 of the Securities Act. As discussed below, we believe that each issuance of these securities was exempt from, or not subject to, registration under the Securities Act.

•	On August 2, 2016, we issued 36,800,000 ordinary shares as part of a private placement at A$0.17 per share to institutional and professional investors.
•	On August 4, 2016, we issued 1,400,000 ordinary shares as part of a private placement at A$0.17 per share to institutional and professional investors.
•	On December 16, 2016, we issued 19,247,619 ordinary shares as part of a private placement at A$0.42 per share to institutional and professional investors.
•	On April 21, 2017, we issued 44,596,538 ordinary shares as part of a private placement at A$0.52 per share to institutional and professional investors.
•	On June 6, 2017, we issued 57,326,542 ordinary shares as part of a private placement at A$0.52 per share to institutional and professional investors.
•	On May 29, 2018, we issued 87,410,792 ordinary shares as part of a pro-rata accelerated non-renounceable entitlement offer and a private placement at A$0.22 per share to institutional and professional investors.
•	On June 15, 2018 and June 20, 2018 and June 26, 2018, we issued 50,049,690 ordinary shares as part of a pro-rata accelerated non-renounceable entitlement offer at A$0.22 per share pursuant to retail investors predominately in Australia and New Zealand.
•	On December 28, 2018, we issued 30,000 ordinary shares to a consultant, for no issue price, as consideration for services provided by the consultant.
•	On June 13, 2019, following shareholder approval, we issued 3,000,000 ordinary shares to Argonaut Capital Limited, our financial advisor in relation to the Tribeca Term Loan Facility, for no issue price, as consideration for advisory services provided in relation to our debt financing.
•	On September 27, 2019, we issued 44,574,840 ordinary shares as part of a pro-rata accelerated non-renounceable entitlement offer at A$0.07 per share to institutional and professional investors.

•	On April 6, 2017, we granted options to Macquarie covering an aggregate of 4,444,444 ordinary shares, with an exercise price of A$0.66 per share, in consideration for the possible provision of a US$21.7 million project loan facility to develop the Poplar Grove mine. None of these options have been exercised, and none of these options have been forfeited or canceled without being exercised.
•	On June 26, 2018, we granted options to Argonaut Securities Limited covering an aggregate of 6,000,000 ordinary shares with an exercise price of A$0.33 per share, in connection with the provision of corporate advisory services upon the successful completion of a pro-rata accelerated non-renounceable entitlement offer. None of these options have been exercised, and none of these options have been forfeited or canceled without being exercised.
•	On September 10, 2018 we granted options to Macquarie covering an aggregate of 4,444,444 ordinary shares, with an exercise price of A$0.34 per share, in consideration for the provision of a US$21.7 million project loan facility to develop the Poplar Grove mine. None of these options have been exercised, and none of these options have been forfeited or canceled without being exercised.
•	On April 30, 2019, we granted 18,000,000 options to Tribeca covering an aggregate of 18,000,000 ordinary shares, with an exercise price of A$0.20 per share, pursuant to the terms of the Term Loan Facility. None of these options have been exercised, and none of these options have been forfeited or canceled without being exercised.
•	On September 12, 2019, we granted 7,000,000 options to Tribeca covering an aggregate of 7,000,000 ordinary shares, with an exercise price of A$0.20 per share, pursuant to the terms of the Term Loan Facility. None of these options have been exercised, and none of these options have been forfeited or canceled without being exercised.
•	We have issued, from time to time since July 1, 2016, an aggregate of 6,491,000 ordinary shares upon the exercise of options or conversion of performance rights.
•	We have granted, from time to time since July 1, 2016, performance rights to employees, directors and consultants under the Paringa Performance Rights Plan covering an aggregate of 25,360,000 ordinary shares, with a nil exercise price that each convert into one ordinary share upon the satisfaction of various performance conditions. As of June 30, 2019, 3,835,000 of these performance rights have vested and been converted into ordinary shares, while 5,130,000 of these performance rights have lapsed, been forfeited, or canceled without being exercised.
•	We have granted, from time to time since July 1, 2016, options to employees, directors and consultants covering an aggregate of 3,300,000 ordinary shares, with exercise prices ranging from A$0.30 to A$0.60 per share. As of June 30, 2019, none of these options have been exercised, and 1,000,000 of these options have lapsed or been forfeited without being exercised.
B.	Memorandum and Articles of Association

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

Dividend Rights

Our Board of Directors may from time to time determine to pay any interim, special or final dividends to shareholders, fix the amount of dividends, the record date for determining entitlements to, and for payment of, a dividend and the method of payment of a dividend.

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

Variation or Cancelation of Share Rights

The rights attached to shares in a class of shares may only be varied or canceled by a special resolution of Paringa, together with either:

•	a special resolution passed by members holding shares in the class; or
•	the written consent of members with at least 75% of the shares in the class.

Liability for Further Capital Calls

According to our Constitution, the Board of Directors may make any calls from time to time upon shareholders in respect of all monies unpaid or partly paid shares (if any), subject to the terms upon which any of the partly paid shares have been issued. Each shareholder is liable to pay the amount of each call in the manner, at the time, and at the place specified by the Board of Directors. Calls may be made payable by installment. Failure to pay a call will result in interest becoming payable on the unpaid amount and ultimately, forfeiture of those shares. As of the date of this annual report on Form 20-F, all of our issued shares are fully paid.

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

Foreign Ownership Regulation

There are no limitations on the rights to own securities imposed by our Constitution. However, acquisitions and proposed acquisitions of shares in Australian companies may be subject to review and approval by the Australian Federal Treasurer under the Foreign Acquisitions and Takeovers Act 1975, or the FATA, which generally applies to acquisitions or proposed acquisitions:

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

Ownership Threshold

There are no provisions in our Constitution that require a shareholder to disclose ownership above a certain threshold. The Corporations Act, however, requires a substantial shareholder to notify us and the ASX once a 5% interest in our ordinary shares is obtained. Further, once a shareholder owns a 5% interest in us, such shareholder must notify us and the ASX of any increase or decrease of 1% or more in its holding of our ordinary shares. Upon becoming a U.S. public company, our shareholders will also be subject to disclosure requirements under U.S. securities laws.

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

Breaches of the takeover provisions of the Corporations Act are criminal offenses. ASIC and the Australian Takeover Panel have a wide range of powers relating to breaches of takeover provisions, including the ability to make orders canceling contracts, freezing transfers of, and rights attached to, securities, and forcing a party to dispose of securities. There are certain defenses to breaches of the takeover provisions provided in the Corporations Act.

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

Coal Supply Agreement

Pursuant to a coal supply agreement with LG&E and KU Energy LLC, as amended, we have agreed to sell coal to the counterparties, at fixed sales prices based on an F.O.B. basis and delivered at the barge load-out facility on the Green River. Under the agreement, we are obligated to deliver a total of 4.75 million tons of coal at 11,200 Btu/lb over a five-year period, commencing in the 2018 calendar year. The fixed coal sales price for the 11,200 Btu/lb coal begins at $40.50 per ton for the first 750,000 tons of coal delivered to the counterparties, escalating to $45.75 per ton for the final 1,000,000 tons sold. The total contract value of the coal sold is approximately $205 million. For additional information, see “Item 4. Information on the Company—B. Business Overview—Marketing, Sales and Contracts.”

Term Loan Facility

For a description of the Term Loan Facility we entered into with Tribeca (as agent), see “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Debt Obligations—Credit Facility.”

Construction Contracts

On June 23, 2017, our subsidiary Hartshorne Mining, LLC entered into a fixed price construction contract with Fricke Management and Contracting, Inc. The contract covered all materials and labor to design, construct and commission a heavy media coal preparation plant and all surface materials handling facilities at the Poplar Grove mine, as well as the barge load-out facility. The total contract sum was $21.0 million. On October 26, 2017, our subsidiary Hartshorne Mining, LLC entered into a unit price construction contract with Frontier-Kemper Constructors, Inc. The contract covered all materials and labor to design, procure, construct, install, test and commission a mine slope to access the underground coal at the Poplar Grove mine. The total contract sum was $8.1 million.

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

U.S. Federal Income Tax Considerations

The following summary, subject to the limitations set forth below, describes the material U.S. federal income tax consequences to a U.S. Holder (as defined below) of the acquisition, ownership and disposition of our ADSs and ordinary shares as of the date hereof. This summary is limited to U.S. Holders that hold our ADSs or ordinary shares as capital assets within the meaning of Section 1221 of the Code.

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

Certain Tax Consequences If We Are a Passive Foreign Investment Company

The rules governing PFICs can result in adverse tax consequences to U.S. Holders. We generally will be classified as a PFIC for any taxable year if (i) at least 75% of our gross income for the taxable year consists of certain types of passive income or (ii) at least 50% of our gross assets during the taxable year, based on a quarterly average and generally determined by value, produce or are held for the production of passive income. Passive income for this purpose generally includes, among other things, dividends, interest, rents, royalties, gains from commodities and securities transactions and gains from the disposition of assets that produce or are held for the production of passive income. In determining whether a foreign corporation is a PFIC, a pro-rata portion of the income and assets of each corporation in which it owns, directly or indirectly, at least a 25% interest (by value) is taken into account. Under this rule, we should be deemed to own a proportionate share of the assets and to have received a proportionate share of the income of our principal subsidiaries for purposes of the PFIC determination. Additionally, if we are classified as a PFIC in any taxable year with respect to whether you own ADSs or ordinary shares, we generally will continue to be treated as a PFIC with respect to you in all succeeding taxable years, regardless of whether we continue to meet the tests described above, unless you make the “deemed sale election” described below. Furthermore, if we are treated as a PFIC, then one or more of our subsidiaries may also be treated as PFICs. The rules applicable to tiered-PFICs are not entirely clear and could result in double taxation of the same income.

We believe we may have been a PFIC in tax year 2019. We may also be a PFIC in future taxable years. The determination of our PFIC status for any taxable year, however, is not determinable until after the end of the taxable year, and depends on, among other things, the composition of our income and assets (which could change significantly during the course of a taxable year) and the market value of our assets for such taxable year, which may be, in part, based on the market price of our ADSs or ordinary shares (which may be especially volatile). The PFIC determination depends, in part, on whether we are able to generate gross income from mining operations. You should consult your own tax advisor regarding our PFIC status.

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

Under current law, the mark-to-market election may be available to U.S. Holders of ADSs if the ADSs are listed on Nasdaq, which constitutes a qualified exchange, although there can be no assurance that the ADSs will be “regularly traded” for purposes of the mark-to-market election. It should also be noted that it is intended that only the ADSs and not the ordinary shares will be listed on Nasdaq. While we would expect the Australian Stock Exchange, on which the ordinary shares are listed, to be considered a qualified exchange, no assurance can be given as to whether the ASX is a qualified exchange, or that the ordinary shares would be traded in sufficient frequency to be considered regularly traded for these purposes. Additionally, because a mark-to-market election cannot be made for equity interests in any lower-tier PFIC that we may own, if you make a mark-to-market election with respect to us, you may continue to be subject to the PFIC rules with respect to any indirect investments held by us that are treated as an equity interest in a PFIC for U.S. federal income tax purposes. The rules applicable to tiered-PFICs are not entirely clear and could result in double taxation of the same income.

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

As described in “Dividend Policy” above, we do not currently anticipate paying any distributions on our ADSs or ordinary shares in the foreseeable future. However, to the extent there are any distributions made with respect to our ADSs or ordinary shares in the foreseeable future, and subject to the PFIC rules discussed above, the gross amount of any such distributions (without deduction for any withholding tax) made out of our current or accumulated earnings and profits (as determined for U.S. federal income tax purposes) will generally be taxable to you as ordinary dividend income on the date such distribution is actually or constructively received. Distributions in excess of our current and accumulated earnings and profits, as so determined, will be treated first as a tax-free return of capital to the extent of your adjusted tax basis in the ADSs or ordinary shares, as applicable, and thereafter as capital gain. Notwithstanding the foregoing, we do not intend to maintain calculations of earnings and profits, as determined for U.S. federal income tax purposes. Consequently, you should expect to treat any distributions paid with respect to our ADSs or ordinary shares as dividend income. See “—Backup Withholding Tax and Information Reporting Requirements” below. If you are a corporate U.S. Holder, dividends paid to you generally will not be eligible for the dividends-received deduction generally allowed under the Code.

Subject to certain exceptions for short-term and hedged positions, if you are a non-corporate U.S. Holder, dividends paid to you by a “qualified foreign corporation” may be subject to taxation at a maximum rate of 20% if the dividends are “qualified dividends.” Dividends will be treated as qualified dividends if (a) certain holding period requirements are satisfied, (b) we are eligible for benefits under the Convention between the Government of the United States of America and the Government of Australia for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with Respect to Taxes on Income, as amended, or the Treaty, or our ADSs or ordinary shares are readily tradable on an established U.S. securities market, and (c) we were not, in the taxable year prior to the year in which the dividend was paid, and are not, in the taxable year in which the dividend is paid, a PFIC.

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

As discussed above, we believe we were a PFIC in our taxable year ending June 30, 2019. Therefore, the reduced rate of taxation available to U.S. Holders of a “qualified foreign corporation” is not expected to be available for such years or any subsequent year in which we are classified as a PFIC. See the discussion above under “—Certain Tax Consequences If We Are a Passive Foreign Investment Company.” You should consult your tax advisor regarding the availability of the reduced tax rate on any dividends paid with respect to our ADSs or ordinary shares.

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

The availability of the foreign tax credit and the application of the limitations on its availability are fact specific and are subject to complex rules. You are urged to consult your own tax advisor as to the consequences of Australian withholding taxes and the availability of a foreign tax credit or deduction. See “Australian Tax Considerations—Taxation of Dividends.” You should also consult your tax advisor regarding the application of the foreign tax credit rules to the QEF and mark-to-market regimes described above in the event we are a PFIC (as we believe to be the case with respect to taxable year 2019 and as we may be in future taxable years).

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

Certain individual U.S. Holders (and under Treasury regulations, certain entities) may be required to report to the IRS (on Form 8938) information with respect to their investment in the ADSs or ordinary shares not held through an account with a U.S. financial institution. If you acquire any of the ADSs or ordinary shares for cash, you may be required to file an IRS Form 926 with the IRS and to supply certain additional information to the IRS if (i) immediately after the transfer, you own directly or indirectly (or by attribution) at least 10% of our total voting power or value or (ii) the amount of cash transferred to us in exchange for the ADSs or ordinary shares when aggregated with all related transfers under applicable regulations exceeds an applicable dollar threshold. You are urged to consult with your own tax advisor regarding the reporting obligations that may arise from the acquisition, ownership or disposition of our ADSs or ordinary shares.

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

Tax on Sales or Other Dispositions of Shares—Capital Gains Tax

Non-Australian Shareholders will not be subject to Australian capital gains tax on the gain made on a sale or other disposal of ordinary shares, unless they, together with associates, hold 10% or more of our issued capital, at the time of disposal or for 12 months of the last two years prior to disposal.

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

Any future determination relating to our dividend policy will be made at the discretion of our Board of Directors and will depend on then-existing conditions, including our financial condition, results of operations, contractual restrictions in our debt arrangements, capital requirements, business prospects and other factors our Board of Directors may deem relevant.

Any dividend we declare will be paid to the holders of ADSs, subject to the terms of the deposit agreement, to the same extent as holders of our ordinary shares, to the extent permitted by applicable law and regulations, less the fees and expenses payable under the deposit agreement. Any dividend we declare will be distributed by the depositary bank to the holders of the ADSs, subject to the terms of the deposit agreement. See “Description of Share Capital,” which is included as an exhibit to this annual report on Form 20-F.

G.	Statement by Experts

Competent Persons Statement

As required by Australian securities laws and the ASX Listing Rules, we hereby notify Australian investors that the information in this annual report that relates to Exploration Results, Coal Reserves, Production Targets, Mining, Coal Preparation, Infrastructure, and Cost Estimation was extracted from our ASX announcements dated September 26, 2019, September 18, 2019, June 13, 2019, May 17, 2018, March 28, 2017 and December 2, 2015, which are available to view on the Company’s website at www.paringaresources.com.au.

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

We are subject to the information reporting requirements of the Exchange Act, applicable to foreign private issuers and under those requirements will file reports with the SEC. The SEC maintains an Internet website that contains reports and other information regarding issuers that file electronically with the SEC. Our filings with the SEC will also be available to the public through the SEC’s website at www.sec.gov.

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

In addition, since our ordinary shares are traded on the ASX, we file annual and semi-annual reports with, and furnish information to, the ASX, as required under the ASX Listing Rules and the Corporations Act. Copies of our filings with the ASX can be retrieved electronically at www.asx.com.au. We also maintain a website at www.paringaresources.com. The information contained on our website or available through our website is not incorporated by reference into and should not be considered a part of this annual report on Form 20-F, and the reference to our website in this annual report on Form 20-F is an inactive textual reference only.

I.	Subsidiary Information.

Not applicable.

ITEM 11.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Interest rate risk. Our exposure to the risk of changes in market interest rates relates primarily to our long-term debt obligations and cash and short-term deposits with a floating interest rate. These financial liabilities and assets with variable rates expose us to cash flow interest rate risk. At June 30, 2019, we had $40.0 million in interest-bearing borrowings with a floating interest rate, relating to our Term Loan Facility from Tribeca (as agent). A one-percentage point increase in the interest rate related to the Term Loan Facility would result in an annualized increase in interest expense of $0.4 million, based on borrowing levels at June 30, 2019. At June 30, 2019, we had $12.0 million in cash and cash equivalents, primarily held in bank accounts and short-term deposits. A one-percentage point increase in interest rates would not have a material effect on the fair market value of our cash and cash equivalents.

Foreign currency risk. Foreign currency risk refers to the risk that the fair value of future cash outflows of an exposure will fluctuate because of changes in foreign currency exchange rates. It is our policy not to enter into any hedging or derivative transactions to manage foreign currency risk. At June 30, 2019, the majority of our cash reserves were denominated in US$, being US$12.0 million. At June 30, 2019, our net asset foreign currency exposure to Australian dollars was $0.3 million.

Credit risk. Credit risk refers to the risk that a counterparty will default on its contractual obligations resulting in a financial loss to us. With respect to credit risk arising from cash and cash equivalents, our exposure to credit risk arises from default of the counter party, with a maximum exposure equal to the carrying amount of these instruments. At June 30, 2019, we had $12.0 million in cash and cash equivalents, primarily held in bank accounts and short-term deposits. Where possible, we invest our cash and cash equivalents with banks that are rated the equivalent of investment grade and above. Our exposure and the credit ratings of our counterparties are monitored and the aggregate value of transactions concluded is spread among approved counterparties. With respect to credit risk arising from trade receivables, our exposure to credit risk is influenced mainly by the individual characteristics of each customer. We have two fixed-price coal sales contracts with LG&E and KU and OVEC-IKEC to sell a combined 5,400,000 tons of coal from 2019 to 2022. Both LG&E and KU and OVEC-IKEC have a Moody’s investment grade credit rating. At June 30, 2019, the credit risk related to our most significant customer (LG&E and KU) was approximately US$719,000, being unbilled coal sales revenues at June 30, 2019.

Liquidity risk. Ultimate responsibility for liquidity risk management rests with our Board of Directors. We manage liquidity risk by continuously monitoring forecast and actual cash flows and matching maturity profiles of financial assets with liabilities and commitments. Based on the availability of $12.0 million of cash from our financial position as of June 30, 2019, net cash flows from operations, $9.0 million from the Proposed Royalty Financing (before costs), US$5.7 million from the Entitlement Offers (assuming a USD:AUD exchange rate of 0.69) (before costs), and US$10.0 million from drawdown of the second tranche of the Term Loan Facility (before costs), we expect to have sufficient cash flow to complete the expansion of production capacity to 2.8 Mtpa at the Poplar Grove mine and to maintain adequate liquidity to satisfy working capital requirements.

Commodity Price Risk. Our major commodity price exposure is to the price of coal. The price of coal is affected by numerous factors beyond our control. During fiscal 2019, we commenced selling coal product from our Poplar Grove Mine. We have two fixed-price coal sales contracts with major regulated utilities having coal-fired power plants on the Ohio River Market, being LG&E and KU and OVEC-IKEC, to sell a combined 5,400,000 tons of coal from 2019 to 2022. We believe the “fixed price, fixed tons” nature of these agreements will reduce the volatility of our future revenues. We currently do not enter into hedging or derivative transactions to manage commodity price risk.

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

Not applicable.

PART II.

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

ITEM 15.	CONTROLS AND PROCEDURES
A.	Disclosure Controls and Procedures

Our management, with the participation of our chief executive officer and our chief financial officer, evaluated the effectiveness of our disclosure controls and procedures as of June 30, 2019. “Disclosure controls and procedures,” as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act, are designed to ensure that information required to be disclosed by a company in the reports that it files or submits under the Exchange Act is (i) recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission’s rules and forms and (ii) accumulated and communicated to the company’s management, including its principal executive officer and principal financial officer, as appropriate to allow timely decisions regarding required disclosure. Based on the evaluation of our disclosure controls and procedures, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures were effective as of June 30, 2019. Any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives.

B.	Management’s Report on Internal Control over Financial Reporting

Our management, including our Chief Executive Officer and Chief Financial Officer, is responsible for establishing and maintaining adequate internal control over financial reporting, as defined under Exchange Act Rules 13a-15(f) and 15d-15(f). Our internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with International Financial Report Standards as issued by the International Accounting Standards Board. Internal control over financial reporting includes those policies and procedures that: (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of our assets; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with International Financial Report Standards as issued by the International Accounting Standards Board, and that our receipts and expenditures are being made only in accordance with authorizations of our management and directors; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of our assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements on a timely basis. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to the preparation and presentation of our consolidated financial statements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Our Chief Executive Officer and Chief Financial Officer assessed the effectiveness of our internal control over financial reporting as of the end of the period covered by this annual report on Form 20-F based on the criteria established in Australian Standard AS ISO 31000:2018 Risk management — Guidelines. Management’s assessment included an evaluation of the design of our internal control over financial reporting and testing of the operational effectiveness of our internal control over financial reporting. Based on that assessment, our Chief Executive Officer and Chief Financial Officer concluded that as of June 30, 2019, our internal control over financial reporting was effective.

C.	Attestation Report of the Registered Public Accounting Firm

This annual report does not include an attestation report of our company’s Registered Public Accounting firm, because an emerging growth company under the JOBS Act is exempted from such attestation requirement.

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

Services Rendered	Fiscal 2018 $000	Fiscal 2019 $000
Audit	$112	$89
Audited-Related	$324	$87
Tax	—	—
Other	—	—
Total	$436	$176

Pre-Approval Policies and Procedures

Our Audit Committee has adopted policies and procedures for the pre-approval of audit and non-audit services rendered by our independent registered public accounting firm. Pre-approval of an audit or non-audit service may be given as a general pre-approval, as part of the audit committee’s approval of the scope of the engagement of our independent registered public accounting firm, or on an individual basis. Any proposed services exceeding general pre-approved levels also require specific pre-approval by our audit committee. All of the fees described above were pre-approved by our Board of Directors prior to our listing on Nasdaq and by the Audit Committee after our listing on Nasdaq.

ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

In connection with our initial listing on Nasdaq and registration under the Exchange Act, we elected to use the exemption from audit committee standards set forth in Rule 10A-3(b)(1)(iv). One additional independent director was appointed to the audit committee during the one year after our listing on Nasdaq, as required by the rules of the SEC and Nasdaq. Our Board of Directors determined that reliance on the phase-in exemption did not materially adversely affect the ability of our audit committee to act independently and to satisfy the other requirements of Rule 10A-3.

ITEM 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Neither we, nor any affiliated purchaser of us, purchased any of our securities during the year ended June 30, 2019.

ITEM 16F.	CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

None.

ITEM 16G.	CORPORATE GOVERNANCE

Exemptions from Certain Nasdaq Corporate Governance Rules

The Nasdaq rules allows for a foreign private issuer, such as Paringa, to follow its home country practices in lieu of certain of the Nasdaq’s corporate governance standards. We rely on exemptions from certain corporate governance standards that are contrary to the laws, rules, regulations or generally accepted business practices in Australia, as described below:

•	We rely on an exemption from the independence requirements for a majority of our Board of Directors as prescribed by Nasdaq rules. The ASX Listing Rules do not require us to have a majority of independent directors although ASX Corporate Governance Principles do recommend a majority of independent directors. Accordingly, because Australian law and generally accepted business practices in Australia regarding director independence differ to the independence requirements under the Nasdaq rules, we claim this exemption.
•	We rely on an exemption from the requirement that our independent directors meet regularly in executive sessions under the Nasdaq rules. The ASX Listing Rules and the Corporations Act do not require the independent directors of an Australian company to have such executive sessions and, accordingly, we claim this exemption.
•	We rely on an exemption from the quorum requirements applicable to meetings of shareholders under the Nasdaq rules. In compliance with Australian law, our Constitution provides that two shareholders present shall constitute a quorum for a general meeting. The Nasdaq rules require that an issuer provide for a quorum as specified in its by-laws for any meeting of the holders of ordinary shares, which quorum may not be less than 33 1/3% of the outstanding shares of an issuer’s voting ordinary shares. Accordingly, because applicable Australian law and rules governing quorums at shareholder meetings differ from Nasdaq’s quorum requirements, we claim this exemption.
•	We rely on an exemption from the requirement that we establish compensation and nominating committees and that all members of such committees be independent as defined by Nasdaq. Nasdaq rules would require that nominations be determined, or recommended to the Board of Directors for determination, either by a compensation committee comprising independent directors or by a majority of the independent directors on our Board of Directors. Instead, compensation of our directors and officers will be determined by our Board of Directors. The ASX Listing Rules and Australian law do not require an Australian company to establish a compensation committee, known in Australia as a remuneration committee, or a nominating committee solely comprising non-executive directors if the company is not included in the S&P/ASX300 Index at the beginning of its fiscal year. The Company was not included on the S&P/ASX300 Index at the beginning of its last fiscal year and, hence, is not required under ASX Listing Rules to have a remuneration committee or a nominating committee. The ASX Corporate Governance Principles and Recommendations contain a nonbinding recommendation that all ASX-listed companies should have a remuneration committee and nominating committee comprising at least three members, a majority of whom (including the chair) are “independent.” While these recommendations contain guidelines for assessing independence, ASX-listed entities are able to adopt their own definitions of an independent director for this purpose and are different from the definition in Nasdaq rules.
•	We rely on an exemption from the requirement prescribed by the Nasdaq rules that issuers obtain shareholder approval prior to the issuance of securities in connection with certain acquisitions, private placements of securities, or the establishment or amendment of certain stock option, purchase or other compensation plans. Applicable Australian law and rules differ from Nasdaq rules, with the ASX Listing Rules providing generally for prior shareholder approval in numerous circumstances, including

(i) issuance of equity securities exceeding 15% (or an additional 10% capacity to issue equity securities for the proceeding 12-month period if shareholder approval by shareholder resolution is sought at the Company’s annual general meeting) of our issued share capital in any 12-month period (but, in determining the available limit, securities issued under an exception to the rule or with shareholder approval are not counted), (ii) issuance of equity securities to related parties (as defined in the ASX Listing Rules) and (iii) directors or their associates acquiring securities under an employee incentive plan. Due to differences between Australian law and rules and the Nasdaq shareholder approval requirements, we seek to claim this exemption.

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

The information required by Item 16H and by Section 1503(a) of the Dodd-Frank Wall Street Reform and Consumer Protection Act is set forth in Exhibit 16.1, which exhibit is incorporated herein by reference.

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
2.1
Deposit Agreement, dated September 27, 2018, between Paringa Resources Limited and The Bank of New York Mellon, as depositary, and Owners and Holders of the American Depositary Shares, (incorporated by reference to Exhibit 2.1 to the Company’s Annual Report on Form 20-F, filed on October 31, 2018).

2.2	Form of American Depositary Receipt evidencing American Depositary Shares (included in Exhibit 4.1).
2.3	Description of Share Capital
4.1
Coal Supply Agreement, dated October 15, 2015, between Louisville Gas and Electric Company and KU Energy, LLC and Hartshorne Mining Group LLC* (incorporated by reference to Exhibit 4.1 to the Company’s Registration Statement on Form 20-F, filed on September 4, 2018).

4.2
Amendment No. 1 to Coal Supply Agreement and Producer’s Certificate, dated May 20, 2016* (incorporated by reference to Exhibit 4.2 to the Company’s Registration Statement on Form 20-F, filed on September 4, 2018).

4.3	Amendment No. 2 to Coal Supply Agreement, dated October 1, 2019.**
4.4
Project Facility Agreement, between Macquarie Bank Limited and Paringa Resources Limited, dated May 17, 2018* (incorporated by reference to Exhibit 4.3 to the Company’s Amendment No. 3 to the Registration Statement on Form 20 F, filed on September 27, 2018).

4.5
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

4.7	Form of Executive Employment Agreement for executive officers (incorporated by reference to Exhibit 4.6 to the Company’s Registration Statement on Form 20-F, filed on September 4, 2018).
4.8	Form of Indemnity, Insurance and Access for Directors (incorporated by reference to Exhibit 4.7 to the Company’s Registration Statement on Form 20-F, filed on September 4, 2018).
4.9
Term Facility Agreement, dated April 24, 2019, by and among Hartshorne Mining Group, LLC, as borrower, Paringa Resources Limited, as parent, the guarantors named therein, Tribeca Global Resources Credit Pty Ltd, as agent, Tribeca Global Natural Resources Ltd and the Tribeca Global Natural Resources Credit Funds, as lenders, and Global Loan Agency Services Australia Nominees Pty Ltd, as security trustee.**

4.10	Amending Deed—Term Facility Agreement, dated April 29, 2019.**
8.1	List of subsidiaries of Paringa Resources Limited
12.1	Section 302 Certification of Chief Executive Officer
12.2	Section 302 Certification of Chief Financial Officer
13.1	Section 906 Certification of Chief Executive Officer
13.2	Section 906 Certification of Chief Financial Officer
15.1	Consent of Marshall Miller & Associates, Inc.
15.2	Consent of Deloitte Touche Tohmatsu
16.1	Mine Safety Disclosure
100.1	XBRL
101.1	XBRL
*	Confidential treatment has been obtained with respect to certain portions of this exhibit. Omitted portions have been filed separately with the Securities and Exchange Commission.
**	Pursuant to 17 CFR 229.601(b)(2)(ii), confidential information has been omitted from this exhibit.

Paringa Resources Limited

ANNUAL CONSOLIDATED FINANCIAL STATEMENTS

for the years ended June 30, 2019, 2018 and 2017

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the shareholders and the Board of Directors of Paringa Resources Limited

Opinion on the Financial Statements

We have audited the accompanying consolidated statements of financial position of Paringa Resources Limited and subsidiaries (the “Company”) as of June 30, 2019 and 2018, the related consolidated statements of profit or loss and other comprehensive income, changes in equity, and cash flows for each of the three years in the period ended June 30, 2019, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of June 30, 2019 and 2018, and the results of its operations and its cash flows for each of the three years in the period ended June 30, 2019, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 (a) to the financial statements the Company has suffered recurring losses from operations, experienced net cash outflows from operating and investing activities and subsequent to June 30, 2019, has determined that it is not in compliance with certain covenants of its Term Loan Facility agreement resulting in potential events of default. These conditions together with other matters included in Note 1 (a) raise substantial doubt about the Company’s ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 1 (a). The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

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

October 31, 2019

We have served as the Company’s auditor since fiscal 2014.

CONSOLIDATED STATEMENTS OF PROFIT OR LOSS AND OTHER
COMPREHENSIVE INCOME
FOR THE YEARS ENDED JUNE 30, 2019, 2018 AND 2017

	Note	2019	2018	2017
		US$000	US$000	US$000
Continuing operations
Finance income/(expenses)		(329)	341	111
Exploration and evaluation expenses		—	—	(1,526)
Corporate and administrative expenses		(1,253)	(1,207)	(594)
Business development expenses		(268)	(269)	(331)
Foreign stock exchange listing expenses		(424)	(767)	—
Employment expenses	2	(3,619)	(2,958)	(2,337)
Share based payment expenses	2	(1,504)	(2,298)	(674)
Depreciation, amortisation and impairment expenses	2	(5,639)	(13)	(541)
Other income/(expenses)	2	(61)	56	(63)
Loss before income tax		(13,097)	(7,115)	(5,955)
Income tax expense	3	—	—	—
Net loss for the year		(13,097)	(7,115)	(5,955)
Net loss attributable to members of Paringa Resources Limited		(13,097)	(7,115)	(5,955)

Other comprehensive income
Items that may be reclassified subsequently to profit or loss:
Exchange differences on translation of foreign operations		—	—	187
Total other comprehensive income/(loss) for the year, net of tax		—	—	187
Total comprehensive loss for the year, net of tax		(13,097)	(7,115)	(5,768)
Total comprehensive loss attributable to members of Paringa Resources Limited
		(13,097)	(7,115)	(5,768)
Basic and diluted loss per share from continuing operations (US$ per share)	16	(0.03)	(0.02)	(0.03)

The above Consolidated Statements of Profit or Loss and other Comprehensive Income should be read in conjunction with the accompanying notes.

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
AS AT JUNE 30, 2019 AND 2018

	Note	2019	2018
		US$000	US$000
ASSETS
Current Assets
Cash and cash equivalents	5	12,038	22,623
Trade and other receivables	6	834	78
Inventories	7	730	—
Other assets	8	519	—
Total Current Assets		14,121	22,701

Non-Current Assets
Property, plant and equipment	9	115,567	59,065
Other assets	8	4,261	6,551
Total Non-Current Assets		119,828	65,616
TOTAL ASSETS		133,949	88,317

LIABILITIES
Current Liabilities
Trade and other payables	10	5,028	9,892
Interest-bearing loans and borrowings	11	4,274	—
Provisions	12	193	22
Total Current Liabilities		9,495	9,914

Non-Current Liabilities
Interest-bearing loans and borrowings	11	54,441	—
Provisions	12	2,708	1,313
Total Non-Current Liabilities		57,149	1,313
TOTAL LIABILITIES		66,644	11,227

NET ASSETS		67,305	77,090

EQUITY
Contributed equity	13	104,050	102,278
Reserves	14	4,331	3,003
Accumulated losses	15	(41,076)	(28,191)
TOTAL EQUITY		67,305	77,090

The above Consolidated Statements of Financial Position should be read in conjunction with the accompanying notes.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
FOR THE YEARS ENDED JUNE 30, 2019, 2018 AND 2017

	Contributed Equity	Share-Based Payments Reserve	Foreign Currency Translation Reserve	Accumulated Losses	Total Equity
	US$000	US$000	US$000	US$000	US$000
Balance at July 1, 2018	102,278	5,356	(2,353)	(28,191)	77,090
Net loss for the year	—	—	—	(13,097)	(13,097)
Total comprehensive income/(loss) for the year	—	—	—	(13,097)	(13,097)
Conversion of employee rights	1,465	(1,465)	—	—	—
Forfeiture/lapse of employee options	—	(212)	—	212	—
Grant of lender options	—	1,505	—	—	1,505
Issue of advisor shares	319	—	—	—	319
Share issue costs	(16)	—	—	—	(16)
Share based payments expense	4	1,500	—	—	1,504
Balance at June 30, 2019	104,050	6,684	(2,353)	(41,076)	67,305

Balance at July 1, 2017	81,194	2,810	(2,353)	(21,076)	60,575
Net loss for the year	—	—	—	(7,115)	(7,115)
Total comprehensive income/(loss) for the year	—	—	—	(7,115)	(7,115)
Share placements	22,678	—	—	—	22,678
Share issue costs	(1,714)	—	—	—	(1,714)
Grant of underwriter options	—	248	—	—	248
Exercise of employee options and placement options	120	—	—	—	120
Share based payments expense	—	2,298	—	—	2,298
Balance at June 30, 2018	102,278	5,356	(2,353)	(28,191)	77,090

Balance at July 1, 2016	32,833	1,151	(2,540)	(15,121)	16,323
Net loss for the year	—	—	—	(5,955)	(5,955)
Exchange differences on translation of foreign operations	—	—	187	—	187
Total comprehensive income/(loss) for the year	—	—	187	(5,955)	(5,768)
Share placements	50,664	—	—	—	50,664
Share issue costs	(2,941)	—	—	—	(2,941)
Exercise of employee options and placement options	638	(269)	—	—	369
Grant of lender options	—	1,254	—	—	1,254
Share based payments expense	—	674	—	—	674
Balance at June 30, 2017	81,194	2,810	(2,353)	(21,076)	60,575

The above Consolidated Statements of Changes in Equity should be read in conjunction with the accompanying notes.

CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED JUNE 30, 2019, 2018 AND 2017

	Note	2019	2018	2017
		US$000	US$000	US$000
Cash flows from operating activities
Payments to suppliers and employees		(7,476)	(4,478)	(5,072)
Interest received		255	346	82
Interest paid		(404)	—	—
Other income received		10	—	—
Net cash outflow from operating activities	5(a)	(7,615)	(4,132)	(4,990)

Cash flows from investing activities
Payments for property, plant and equipment	9	(58,308)	(23,384)	(4,478)
Payments for advanced royalties	8	(445)	(389)	—
Payments for security deposits and bonds		(306)	(656)	—
Payments for deferred consideration		—	(3,750)	(3,750)
Payments for exploration and evaluation assets		—	—	(347)
Net cash outflow from investing activities		(59,059)	(28,179)	(8,575)

Cash flows from financing activities
Proceeds from borrowings	11(a)	81,880	—	—
Repayment of borrowings	11(a)	(19,494)	—	—
Proceeds from issue of shares	13(a)	—	22,798	51,033
Payments for share issue costs		(107)	(1,408)	(2,905)
Payments for borrowing costs		(6,143)	(1,314)	—
Net cash inflow from financing activities		56,136	20,076	48,128

Net increase/(decrease) in cash and cash equivalents		(10,538)	(12,235)	34,563
Net foreign exchange differences		(47)	56	(64)
Cash and cash equivalents at beginning of the year		22,623	34,802	303
Cash and cash equivalents at the end of the year	5	12,038	22,623	34,802

The above Consolidated Statements of Cash Flows should be read in conjunction with the accompanying notes.

NOTES TO AND FORMING PART OF THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED JUNE 30, 2019, 2018 AND 2017

1.	STATEMENT OF SIGNIFICANT ACCOUNTING POLICIES

The significant accounting policies adopted in preparing the financial report of Paringa Resources Limited (“Paringa” or “Company”) and its consolidated entities (“Consolidated Entity” or “Group”) for the years ended June 30, 2019, 2018 and 2017 are stated to assist in a general understanding of the financial report.

Paringa is a for profit company limited by shares, incorporated and domiciled in Australia. Our ordinary shares have been listed on the Australian Securities Exchange, or ASX, since 2012 under the symbol “PNL”. Our American Depositary Shares, or ADRs, each representing 50 of our ordinary shares, are traded on the Nasdaq Capital Market, or Nasdaq, under the symbol “PNRL”. The Bank of New York Mellon, acting as depositary, registers and delivers the ADRs.

The Group’s principal activities are the exploration, development, and operation of coal mines in the United States.

The consolidated financial statements of the Group for the years ended June 30, 2019, 2018 and 2017 were authorised for issue in accordance with a resolution of the Directors on October 31, 2019.

(a)	Basis of Preparation

The financial statements are general purpose financial statements, which have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

The Group is a for-profit entity for the purposes of preparing the consolidated financial statements.

The financial report has been prepared on a historical cost basis and is presented in United States dollars (US$). Amounts in the financial statements are rounded off to the nearest thousand dollars, unless otherwise indicated.

Going concern

The consolidated financial statements have been prepared on the going concern basis, which assumes the continuity of normal business activity and the realisation of assets and the settlement of liabilities in the ordinary course of business.

For the year ended June 30, 2019, the Group has incurred net losses of US$13.1 million (2018: US$7.1 million), experienced net cash outflows from operating activities of US$7.6 million (2018: US$4.1 million) and net cash outflows from investing activities of US$59.1 million (2018: US$28.2 million).

During the year, the Group executed a Term Loan Facility (“TLF”) with Tribeca (as agent) for the purpose of refinancing existing debt, expansion development of the Poplar Grove Mine and working capital. The first US$40 million tranche of the TLF has been drawn, and the Group’s previous US$21.7 million debt facility from Macquarie Bank Limited was repaid in full.

Following a slower than expected ramp-up which led to a funding gap after year end, the Group executed a term sheet with Tribeca for a Proposed Royalty Financing to raise approximately US$9.0 million (before costs) and for a Proposed Term Loan Amendment to, amongst other things, resize the second tranche of the TLF from US$16.0 million to US$10.0 million. The Proposed Term Loan Amendment will also ensure that the termination of the Group’s coal sales agreement with Big Rivers Electric Corporation (“BREC”) in July 2019, the dispute regarding the Group’s construction contract with Frontier-Kemper Constructors, Inc. (“Frontier-Kemper”) and the mechanic’s lien filed by Frontier-Kemper, and the funding gap which has led to the Group’s cash reserves being less than the required minimum cash balance of US$5.0 million, do not result in any events of default under the TLF.

The term sheet has been approved by Tribeca’s Investment Committee, but it remains conditional upon completion of a minimum US$5.0 million equity raising (after costs) by the Group, completion of legal and tax due diligence by Tribeca, confirmation that the royalty can be granted, and completion of formal documentation. The Group expects to complete the Proposed Royalty Financing, Proposed Term Loan Amendment, and US$5.0

equity raising before November 30, 2019. Until this time, Tribeca has agreed to waive any breaches in respect of termination of the BREC coal sales agreement and the minimum cash balance. If the Group does not complete the Proposed Royalty Financing and Proposed Term Loan Amendment by November 30, 2019, an event of default under the TLF will be triggered which will allow Tribeca to request immediate repayment of the outstanding amounts owed to them. Upon completion of the Proposed Term Loan Amendment, the Group will also grant 60,000,000 new options to the lenders and cancel 25,000,000 existing options previously granted to the lenders, subject to shareholder approval and the Group obtaining the required waivers by the ASX within 60 days of the date the Facility Agreement is amended and restated. If the Group does not obtain shareholder approval and the ASX waivers by this date, the Group will be required to pay a non-refundable fee of A$2.5 million (US$1.7 million assuming a USD:AUD exchange rate of 0.69) to the lenders.

In order to satisfy the minimum US$5.0 million equity raising condition in respect of the Proposed Royalty Financing and Proposed Term Loan Amendment, the Group announced that it would make a 1 for 4 pro-rata Entitlement Offer to eligible shareholders, at an issue price of A$0.07 per new ordinary share, comprising an Institutional Entitlement Offer to be conducted on an accelerated basis and a Retail Entitlement Offer. The Group completed the Institutional Entitlement Offer in September 2019 to raise approximately A$3.1 million (US$2.1 million assuming a USD:AUD exchange rate of 0.69) before costs, and in October 2019, the Group announced that the Retail Entitlement Offer had lapsed without the Group accepting any applications and the Group will undertake a new re-priced fully underwritten 1 for 5 non-renounceable entitlement offer (“New Offer”) to raise approximately A$5.1 million (US$3.5 million assuming a USD:AUD exchange rate of 0.69) before costs, at an issue price of A$0.05 per new ordinary share. The New Offer is fully underwritten by Argonaut Capital Limited, subject to customary and specific conditions precedent. The agreed underwriting fee is 5%. In addition, institutions who accepted the Institutional Entitlement Offer will be issued an additional 2 new shares for every 5 shares subscribed for under the Institutional Entitlement Offer, for no further consideration, to reflect the revised pricing of the New Offer (“Top Up Shares”). Net proceeds from the Institutional Entitlement Offer and the New Offer will be used to fund Poplar Grove’s ongoing mine ramp-up to positive cash flow, to satisfy the minimum US$5.0 million equity raising (after costs) in respect of the Proposed Royalty Financing and Proposed Term Loan Amendment, and for general working capital purposes.

Drawdown of the second US$10.0 million tranche of the TLF, which the Group expects will be required in March 2020, is conditional upon satisfaction of a ramp-up test, financial undertakings and other customary conditions precedent.

On the basis of the funds from both the Proposed Royalty Financing drawdown of US$9.0 million (before costs) and the New Offer of approximately A$5.1 million (US$3.5 million assuming a USD:AUD exchange rate of 0.69) (before costs) becoming available in November 2019, the Group expects to be free cash flow positive in February 2020 and expects to have continued availability of sufficient and appropriately priced funding when the debt facility becomes due and payable in subsequent periods.

The Directors are confident that they will be able to complete the New Offer, Proposed Royalty Financing, Proposed Term Loan Amendment and satisfy all conditions precedent to allow drawdown of the second tranche of the TLF and that the Group will have sufficient funds to meet its obligations as and when they fall due and are of the opinion that the use of the going concern basis remains appropriate.

Should the Directors be unable to complete (1) the New Offer, (2) the Proposed Royalty Financing, (3) the Proposed Term Loan Amendment and (4) drawdown of the second tranche of the TLF, as set out above, the Group will need to raise additional funds as an event of default under the TLF will be triggered which will allow Tribeca to request immediate repayment of the outstanding amounts owed to them. Based on above, substantial doubt exists on the ability of the Group to continue as a going concern within one year after the date of issuance of the financial statements and therefore, whether it will be able to realise its assets and extinguish its liabilities in the normal course of business.

The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or to the amounts and classification of liabilities that might by necessary should the Group not continue as a going concern.

(b)	New standards, interpretations and amendments adopted by the Group

In the current year, the Group has adopted all of the new and revised Standards and Interpretations issued by the IASB that are relevant to its operations and effective for the current annual reporting period.

New and revised standards and amendments thereof and interpretations effective for the current reporting period that are relevant to the Group include:

•	IFRS 9 Financial Instruments, and relevant amending standards;
•	IFRS 15 Revenue from Contracts with Customers, and relevant amending standards;
•	Amendments to IFRS 2 Share-based Payments – Classification and Measurement of Share-based Payment Transactions; and
•	IFRIC 22 Foreign Currency Transactions and Advance Consideration.

The adoption of the aforementioned standards has resulted in an immaterial impact on the financial statements of the Group as at June 30, 2019. A discussion on the impact of the adoption of IFRS 9 and IFRS 15 is included below. The Group has not early adopted any other standard, interpretation or amendment that has been issued but is not yet effective.

IFRS 9 Financial Instruments

IFRS 9 Financial Instruments addresses the classification, measurement and derecognition of financial assets and financial liabilities, introduces new rules for hedge accounting and a new impairment model for financial assets.

The Group has adopted IFRS 9 from July 1, 2018 which has resulted in changes to accounting policies and the analysis for possible adjustments to amounts recognised in the financial statements. In accordance with the transitional provisions in IFRS 9, the reclassifications and adjustments are not reflected in the balance sheet as at June 30, 2018 but recognised in the opening balance sheet as at July 1, 2018.

Classification and Measurement

On July 1, 2018, the Group has assessed financial instruments held by the Group and have classified them into the appropriate IFRS 9 categories. The main effects resulting from this reclassification are shown in the table below.

On adoption of IFRS 9, the Group classified financial assets and liabilities measured at either amortised cost or fair value, depending on the business model for those assets and on the asset’s contractual cash flow characteristics. There were no changes in the measurement of the Group’s financial instruments.

There was no impact on the statement of comprehensive income or the statement of changes in equity on adoption of IFRS 9 in relation to classification and measurement of financial assets and liabilities.

The following table summarises the impact on the classification and measurement of the Group’s financial instruments at July 1, 2018:

Presented in statement of financial position	IAS 39 Classification	IFRS 9 Classification	Reported $	Restated $
Cash and cash equivalents	Loans and receivables	Amortised cost	No change	No material impact
Trade and other receivables	Loans and receivables	Amortised cost	No change	No material impact
Restricted cash	Loans and receivables	Amortised cost	No change	No material impact
Trade and other payables	Amortised Cost	Amortised cost	No change	No material impact
Interest bearing loans and borrowings	Amortised Cost	Amortised cost	No change	No material impact

The Group does not currently engage in any hedging activities and accordingly any changes to hedge accounting rules under IFRS 9 do not impact on the Group.

Impairment

IFRS 9 introduces a new expected credit loss (“ECL”) impairment model that requires the Group to adopt an ECL position across the Group’s trade and other receivables from July 1, 2018. The loss allowances for financial assets are based on the assumptions about risk of default and expected loss rates as opposed to the previously applied incurred loss model. The Group uses judgement in making these assumptions and selecting the inputs to the impairment calculation, based on the Group’s past history, existing market conditions as well as forward looking estimates at the end of each reporting period. The Group has assessed that the risk of default is minimal for trade receivables given the nature of the counterparties and the non-existence of any incurred losses since the recent start of sales activities, and therefore the loss allowance is immaterial. As such, no allowance for expected credit losses has been recognised against these receivables at June 30, 2019.

IFRS 15 Revenue from Contracts with Customers

The IASB has issued a new standard for the recognition of revenue. This has replaced IAS 18 which covers revenue arising from the sale of goods and the rendering of services and IAS 11 which covers construction contracts. The new standard is based on the principle that revenue is recognised when control of a good or service transfers to a customer. The standard permits either a full retrospective or a modified retrospective approach for the adoption.

The Group has adopted IFRS 15 from July 1, 2018 using the modified retrospective approach which means that the cumulative impact of the adoption will be recognised in retained earnings as of July 1, 2018 and that comparatives will not be restated.

Management has assessed the effects of applying the new standard on the Group’s financial statements. As at the date of adoption on July 1, 2018, the Group’s only income was interest income. IFRS 15 did not have any impact on the recognition of interest income (which is accounted for under IFRS 9) and accordingly did not have any significant impact on reported results and balances on July 1, 2018 which required any adjustments to be made.

During the year ended June 30, 2019, the Group commenced production and started selling coal from its Poplar Grove Mine. Because the mine has not yet achieved ‘commercial production’, the proceeds from these sales were accounted for as a reduction in mine operating costs incurred (as described in Note 1(h)(iv)), but applying the measurement and recognition principles of IFRS 15. When ‘commercial production’ is reached, coal sales will be accounted for applying the accounting policies described in Note 1(o).

(c)	New standards, interpretations and amendments not yet applied by the Group

International Financial Reporting Standards and Interpretations that have recently been issued or amended but are not yet effective have not been adopted by the Group for the annual reporting period ended June 30, 2019. Those which may be relevant to the Group are set out in the table below.

Standard or Interpretation	Application Date of Standard	Application Date for Group
IFRS 16 Leases	January 1, 2019	July 1, 2019
Interpretation 23 Uncertainty over Income Tax Treatments	January 1, 2019	July 1, 2019
Annual Improvements to IFRS Standards 2015–2017 Cycle	January 1, 2019	July 1, 2019
Amendments to IAS 19 Employee Benefits – Plan Amendment, Curtailment or Settlement	January 1, 2019	July 1, 2019

The impact of the adoption of IFRS 16 Leases is set out below. The adoption of the other standards, interpretations and amendments are not expected to have any significant impact on the Group’s financial statements.

IFRS 16 Leases

IFRS 16 was issued in February 2016 and is mandatorily effective for financial years commending on or after 1 January 2019. The adoption of IFRS 16 will result in almost all leases being recognised on the balance sheet, as the distinction between operating and finance leases (for lessees) is removed. Under the new standard, an asset (the right to use the leased item) and a financial liability to pay rentals are recognised. The exceptions are short-term and low-value leases.

The Group has reviewed the Group’s leasing arrangements in light of the new lease accounting rules in IFRS 16. The standard will affect primarily the accounting for the Group’s operating leases where the Group is the lessee in the lease arrangement.

As at the reporting date, the Group has non-cancellable operating lease commitments of approximately US$594,000 (refer Note 22). Of these commitments, approximately US$140,000 relate to short-term and low value leases which will both continue to be recognised on a straight-line basis as an expense in profit or loss.

For the remaining operating lease commitments, the Group expects, on 1 July 2019, to recognise right-of-use assets of approximately US$311,000 with a corresponding lease liability of approximately US$334,000.

(d)	Principles of Consolidation

The consolidated financial statements incorporate the assets and liabilities of all subsidiaries of the Company and the results of all subsidiaries.

Control is achieved when the Company has power over the investee, is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to use its power to affect its returns. The Company reassesses whether or not it controls an investee if facts and circumstances indicate that there are changes to one or more of the three elements of control listed above. When the Company has less than a majority of the voting rights of an investee, it has power over the investee when the voting rights are sufficient to give it the practical ability to direct the relevant activities of the investee unilaterally. The Company considers all relevant facts and circumstances in assessing whether or not the Company’s voting rights in an investee are sufficient to give it power.

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

Trade receivables are recognised initially at fair value and subsequently measured at amortised cost using the effective interest method, less an allowance for expected credit losses.

Unbilled receivables relate to goods sold for which invoices have not yet been issued to the customer but represent the Group’s unconditional right to consideration for goods sold, because only the passage of time is required before payment of the consideration is due. These amounts are recognised and measured in the same manner as other trade receivables.

If collection of the amounts is expected in one year or less, they are classified as current assets. If not, they are presented as non-current assets. Trade receivables are generally due for settlement within 30 days and therefore are all classified as current.

As the majority of receivables are short term in nature, their carrying amount is assumed to be the same as their fair value.

(g)	Inventories

Coal stockpiles are physically measured or estimated and valued at the lower of cost and net realisable value. Cost represents the weighted average cost and includes direct purchase costs and an appropriate portion of fixed and variable production overhead expenditure, including depreciation and amortisation, incurred in converting materials into finished goods.

Materials and supplies are valued at the lower of cost and net realisable value. Any allowance for obsolescence is determined by reference to specific stock items identified. A regular and on-going review is undertaken to establish the extent of surplus items and an allowance is made for any potential loss on their disposal.

Net realisable value is the estimated selling price in the ordinary course of business less the estimated costs of completion and the estimated costs necessary to make the sale.

(h)	Property, Plant and Equipment
(i)	Cost and valuation

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

(ii)	Depreciation and Amortisation

Depreciation is provided on a straight-line basis on all property, plant and equipment.

	2019	2018	2017
Major depreciation and amortisation periods are:
Land and buildings	25 years	25 years	25 years
Plant and equipment	2 – 20 years	2 – 10 years	2 – 10 years
Mine development properties	Unit of production	Unit of production	Unit of production

The assets’ residual values, useful lives and amortisation methods are reviewed, and adjusted if appropriate, at each financial year end.

(iii)	Derecognition

An item of property, plant and equipment is derecognised upon disposal or when no further future economic benefits are expected from its use or disposal.

(iv)	Mine development properties

‘Mine development properties’ consist of costs transferred from exploration properties when a decision is made to proceed with development and costs of subsequent mine development and construction.

Mine development properties are not amortized until construction is completed and the asset is in the location and condition necessary for it to be capable of operating in the manner intended by management. For a new mine, this occurs upon commencement of ‘commercial production’. ‘Commercial production’ is the level of activities intended by management for a mine, or a mine and plant complex, to be capable of operating in the manner intended by management. At June 30, 2019, the Group determined that ‘commercial production’ had not yet been reached. The Group considers a range of factors when determining the level of activity that represents ‘commercial production’ for a particular project, including: completion of certain underground development activities; commissioning of a certain number of planned mining units; percentage of design capacity for the mine and plant; achievement of continuous production over a sustained period; and specific factors such as recoveries and product quality specifications. ‘Commercial production’ is considered to have commenced at the beginning of the month after the directors deem the relevant criteria to have been met.

Underground mining operations at Poplar Grove will consist of three “mining units”, or Units, with each Unit equipped with two continuous miners. At June 30, 2019, the Group had only commissioned Unit 1 of the planned three Units.

Any mine operating costs incurred, net of proceeds received from selling product produced, prior to the commencement of ‘commercial production’ in the process of preparing an asset to be capable of operating in the manner intended by management, are capitalized in the cost of the asset. Capitalization of operating costs, net of sale proceeds received, ceases upon the commencement of ‘commercial production’.

The Group also capitalizes borrowing costs that are directly attributable to the acquisition, construction or production of qualifying assets, which are assets that take a substantial period of time to get ready for their intended use or sale. Capitalization of borrowing costs ceases once the qualifying assets commence ‘commercial production’ or are otherwise ready for their intended use or sale.

After the commencement of ‘commercial production’, all assets included in ‘mine development properties’ are then transferred to ‘mine properties’ (see below). At this time, amortization commences.

(v)	Mine properties

‘Mine properties’ consist of capitalised exploration, evaluation, feasibility, development, construction, commissioning, and other capitalised expenditures transferred from ‘mine development properties’ when a mining property reaches ‘commercial production’, as well as costs of subsequent mine development costs incurred in the production stage. Mine properties are stated at cost, less accumulated amortization and accumulated impairment losses.

Mine properties are amortised on a unit-of-production basis over the economically recoverable reserves of the mine concerned, resulting in an amortization charge proportional to the depletion of the economically recoverable mineral reserves. Amortization begins at the commencement of ‘commercial production’.

(i)	Trade and other payables

These amounts represent liabilities for goods and services provided to the Group prior to the end of financial year which are unpaid. The amounts are unsecured and are usually paid within 60 days of recognition. Trade and other payables are presented as current liabilities unless payment is not due within 12 months from the reporting date.

They are recognised initially at their fair value and subsequently measured at amortised cost using the effective interest method.

The carrying amounts of trade and other payables are considered to be the same as their fair values, due to their short-term nature.

(j)	Loans and borrowings

Borrowings are initially recognised at fair value, net of transaction costs incurred. Borrowings are subsequently measured at amortised cost.

Leases of property, plant and equipment where the Group, as lessee, has substantially all the risks and rewards of ownership are classified as finance leases. Finance leases are capitalised under plant and equipment at the lease’s inception at the fair value of the leased property or, if lower, the present value of the minimum lease payments. The corresponding rental obligations, net of finance charges, are included in borrowings.

Borrowings are classified as current liabilities unless the Group has an unconditional right to defer settlement of the liability for at least 12 months after the reporting date.

For the majority of borrowings, the fair values are not materially different to their carrying amounts, since the interest payable on those borrowings is either close to current market rates or the borrowings are of a short-term nature. Refer to Note 1(u) for fair value estimation accounting policy.

(k)	Provisions

Provisions are recognised when the group has a legal or constructive obligation, as a result of past events, for which it is probable that an outflow of economic benefits will result and that outflow can be reliably measured.

(l)	Interest income

Interest revenue is recognised on a time proportionate basis that takes into account the effective yield on the financial assets.

(m)	Income tax

The income tax expense for the period is the tax payable on the current period’s taxable income based on the national income tax rate for each jurisdiction adjusted by changes in deferred tax assets and liabilities attributable to temporary differences between the tax bases of assets and liabilities and their carrying amounts in the financial statements, and to unused tax losses.

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

(n)	Employee Entitlements
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

Eligible U.S. employees participate in the Group’s defined contribution 401(k) savings plan, under which eligible employees may elect to make voluntary contributions to the plan up to a specified amount of their compensation. The Group makes matching contributions based on a percent of an employee’s eligible compensation. Eligible Australian employees receive statutory employer contributions to employee superannuation funds. These contributions are charged as expenses when incurred. These contributions are not defined benefits programs. Consequently, there is no exposure to market movements on employee superannuation liabilities or entitlements.

(o)	Revenue

Revenue from the sale of coal is recognised when control over the inventory has transferred to the customer. Coal is sold by the Group on a free-on-board (“FOB”) basis at its barge load-out facility on the Green River, with the Group’s customers responsible for the transportation of coal. Accordingly, control is considered to have passed when the third-party transport provider arranged by the customer takes physical possession. Since the Group has not yet reached Commercial Production, all sales proceeds have been included as a reduction of costs incurred in the Mine Development Asset and accordingly no revenue has been presented in the consolidated statement of profit or loss and other comprehensive income (also refer to Note 1(g)(iv)).

(p)	Advance royalties

Rights to coal mineral leases are often acquired and/or maintained through advance royalty payments. Where royalty payments represent prepayments recoupable against future production, they are recorded as an asset, with amounts expected to be recouped within one year classified as a current asset. As mining occurs on these leases, the royalty prepayments are charged to operating expenses. The Group assesses the recoverability of royalty prepayments based on estimated future production. Royalty prepayments estimated to be non-recoverable are expensed.

(q)	Earnings per Share

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

(r)	Goods and Services Tax

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

(s)	Segment Reporting

An operating segment is a component of an entity that engages in business activities from which it may earn revenues and incur expenses (including revenues and expenses relating to transactions with other components of the same entity), whose operating results are regularly reviewed by the entity’s chief operating decision maker to make decisions about resources to be allocated to the segment and assess its performance and for which discrete financial information is available. This includes start-up operations which are yet to earn revenues. Management will also consider other factors in determining operating segments such as the existence of a line manager and the level of segment information presented to the Board of Directors.

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

The accounting policies of the operating segments are the same as those described elsewhere in Note 1. Further information on segmental reporting is included in Note 19.

(t)	Impairment of Assets

The Group assesses at each reporting date whether there is an indication that an asset may be impaired. If any such indication exists, or when annual impairment testing for an asset is required, the Group makes an estimate of the asset’s recoverable amount. An asset’s recoverable amount is the higher of its fair value less costs to sell and its value in use and is determined for an individual asset, unless the asset does not generate cash inflows that are largely independent of those from other assets or groups of assets and the asset’s value in use cannot be estimated to be close to its fair value. In such cases the asset is tested for impairment as part of the cash-generating unit to which it belongs. When the carrying amount of an asset or cash-generating unit exceeds its recoverable amount, the asset or cash-generating unit is considered impaired and is written down to its recoverable amount.

In assessing the value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset.

An assessment is also made at each reporting date as to whether there is any indication that previously recognised impairment losses may no longer exist or may have decreased. If such indication exists, the recoverable amount is estimated. A previously recognised impairment loss is reversed only if there has been a change in the estimates used to determine the asset’s recoverable amount since the last impairment loss was recognised. If that is the case the carrying amount of the asset is increased to its recoverable amount. That increased amount cannot exceed the carrying amount that would have been determined, net of depreciation, had no impairment loss been recognised for the asset in prior years. Such reversal is recognised in profit or loss unless the asset is carried at a revalued amount, in which case the reversal is treated as a revaluation increase. After such a reversal, the depreciation charge is adjusted in future periods to allocate the asset’s revised carrying amount, less any residual value, on a systematic basis over its remaining useful life.

(u)	Fair Value Estimation

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

As disclosed above, the fair value of financial instruments traded in active markets, Level 1 in the hierarchy noted above is based on quoted market prices at the reporting date. The quoted market price used for financial assets held by the Group is the current bid price; the appropriate quoted market price for financial liabilities is the current ask price.

The nominal value less estimated credit adjustments of trade receivables and payables are assumed to approximate their fair values. The fair value of financial liabilities for disclosure purposes is estimated by discounting the future contractual cash flows at the current market interest rate that is available to the Group for similar financial instruments.

(v)	Issued and Unissued Capital

Ordinary Shares are classified as equity. Issued and paid up capital is recognised at the fair value of the consideration received by the Company.

Incremental costs directly attributable to the issue of new shares or options are shown in equity as a deduction, net of tax, from the proceeds.

(w)	Foreign Currencies
(i)	Functional and presentation currency

The functional currency of each of the Group’s entities is measured using the currency of the primary economic environment in which that entity operates. The consolidated financial statements are presented in United States dollars which is the Company’s functional and presentation currency.

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

The financial results and position of foreign operations whose functional currency is different from the Group’s presentation currency are translated as follows:

•	assets and liabilities are translated at year-end exchange rates prevailing at that reporting date;
•	income and expenses are translated at average exchange rates for the period; and
•	items of equity are translated at the historical exchange rates prevailing at the date of the transaction.

Exchange differences arising on translation of foreign operations are transferred directly to the group’s foreign currency translation reserve in the statement of financial position. These differences are recognised in the Statement of Profit or Loss and other Comprehensive Income in the period in which the operation is disposed.

(x)	Share-Based Payments

Equity-settled share-based payments are provided to officers, employees, consultants and other advisors. These share-based payments are measured at the fair value of the equity instrument at the grant date. Fair value is determined using the Black-Scholes option pricing model. Further details on how the fair value of equity-settled share based payments has been determined can be found in Note 19.

The fair value determined at the grant date is expensed on a straight-line basis over the vesting period, based on the Company’s estimate of equity instruments that will eventually vest. At each reporting date, the Company revises its estimate of the number of equity instruments expected to vest. The impact of the revision of the original estimates, if any, is recognised in profit or loss over the remaining vesting period, with a corresponding adjustment to the share based payments reserve.

Equity-settled share-based payments may also be provided as consideration for the acquisition of assets. Where Ordinary Shares are issued, the transaction is recorded at fair value based on the quoted price of the Ordinary Shares at the date of issue. The acquisition is then recorded as an asset or expensed in accordance with accounting standards.

(y)	Mine rehabilitation

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

(z)	Use and Revision of Accounting Estimates, Judgements and Assumptions

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

In particular, information about significant areas of estimation uncertainty and critical judgements in applying accounting policies that have the most significant effect on the amount recognised in the financial statements are described in the following notes:

•	Commencement of ‘commercial production’ (refer Note 1(h));
•	Depreciation and amortisation of property, plant and equipment (refer Note 1(h));
•	Provision for mine rehabilitation (refer Note 12);
•	Share-based payments (refer Note 19); and
•	Recognition of deferred tax asset (refer Note 3).
2.	OTHER INCOME AND EXPENSES
	Note	2019	2018	2017
		US$000	US$000	US$000
Other income and expenses
Net foreign exchange (loss)/gain		(47)	56	(63)
Loss on disposal of plant and equipment	9	(24)	—	—
Other income		10	—	—
Total other income included in profit or loss		(61)	56	(63)

Depreciation and impairment
Amortisation of borrowing costs(1)	11	(3,570)	—	—
Depreciation of plant and equipment	9	(1,524)	(13)	(21)
Impairment of plant and equipment	9	(545)	—	—
Impairment of exploration and evaluation assets		—	—	(520)
Total depreciation, amortization and impairment included in profit or loss		(5,639)	(13)	(541)

Employment expenses
Salaries and wages		(2,642)	(2,141)	(1,582)
Defined contribution plans		(74)	(58)	(64)
Termination benefits		(32)	(23)	(2)
Travel expenses		(306)	(161)	(400)
Other employee expenses		(565)	(575)	(289)
Employment expenses included in profit or loss		(3,619)	(2,958)	(2,337)
Share-based payment expenses included in profit or loss		(1,504)	(2,298)	(674)
Total employment expenses included in profit or loss		(5,123)	(5,256)	(3,011)

Notes:

(1)	During the year, the Group fully repaid its previous project loan facility from Macquarie Bank Limited by making a principal repayment of US$18.4 million. Upon extinguishment of the project loan facility, the remaining balance of unamortized borrowing costs, amounting to US$3.6 million (including non-cash share-based payments), were expensed through profit or loss.

3.	INCOME TAX
	2019	2018	2017
	US$000	US$000	US$000
Recognised in profit or loss
Current income tax:
Current income tax benefit in respect of the current year	—	—	—
Deferred income tax:
Origination and reversal of temporary differences	—	—	—
Income tax expense reported in profit or loss	—	—	—

Reconciliation between tax expense and accounting loss before income tax
Accounting loss before income tax	(13,097)	(7,115)	(5,955)
At the domestic income tax rate of 27.5% (2017: 27.5%)	(3,602)	(1,957)	(1,638)
Effect of changes in Australian income tax rate	—	—	63
Effect of different tax rates in the United States	261	(284)	(297)
Effect of change in income tax rate in the United States(1)	2,202	—	—
Expenditure not allowable for income tax purposes	615	844	263
Income not assessable for income tax purposes	—	(15)	—
Capital allowances	(652)	—	—
Adjustments in respect of deferred income tax of previous years	(160)	(416)	(95)
Effect of deferred tax assets not brought to account	1,336	1,828	1,704
Income tax expense reported in profit or loss	—	—	—

Deferred Tax Assets and Liabilities
Deferred Tax Liabilities:
Accrued income	—	7	8
Property, plant and equipment	17,670	361	—
Deferred tax assets used to offset deferred tax liabilities	(17,670)	(368)	(8)
	—	—	—
Deferred Tax Assets:
Accrued expenditure	59	50	15
Capital allowances	676	934	860
Provisions	495	369	6
Tax losses available to offset against future taxable income	25,136	6,373	4,657
Deferred tax assets used to offset deferred tax liabilities	(17,670)	(368)	(8)
Deferred tax assets not brought to account(2)	(8,696)	(7,358)	(5,530)
	—	—	—

Notes:

(1)	The United States Tax Cuts and Jobs Act of 2017 reduced the top U.S. federal corporate tax rate from 35% to one flat rate of 21%, effective from July 1, 2018 for the Group’s U.S. subsidiaries.
(2)	The benefit of deferred tax assets not brought to account will only be brought to account if: (a) future assessable income is derived of a nature and of an amount sufficient to enable the benefit to be realised; (b) the conditions for deductibility imposed by tax legislation continue to be complied with; and (c) no changes in tax legislation adversely affect the Group in realising the benefit. The Group will assess the recoverability of the unrecognised deferred tax assets once ‘commercial production’ has been declared.
4.	DIVIDENDS PAID OR PROVIDED FOR ON ORDINARY SHARES

No dividends have been paid or proposed for the year ended June 30, 2019 (2018: Nil) (2017: Nil).

5.	CASH AND CASH EQUIVALENTS
	Note	2019	2018	2017
		US$000	US$000	US$000
Cash at bank and on hand		12,038	22,623	34,802
		12,038	22,623	34,802

(a) Reconciliation of loss before income tax to net cash flows from operations
Net loss for the year		(13,097)	(7,115)	(5,955)
Adjustment for non-cash income and expense items:
Amortisation of borrowing costs	11	3,570	—	—
Depreciation of plant and equipment	9	1,524	13	21
Impairment of plant and equipment	9	545	—	—
Impairment of exploration and evaluation assets		—	—	520
Loss on disposal of plant and equipment	9	24	—	—
Provision for employee entitlements	12	171	5	17
Share based payment expense	19	1,504	2,298	674
Net foreign exchange differences		47	(56)	251
Change in operating assets and liabilities:
(Increase)/decrease in trade and other receivables		(766)	187	(667)
(Increase)/decrease in inventories		(730)	—	—
(Increase)/decrease in other current assets		(509)	—	—
Increase/(decrease) in trade and other payables		102	536	149
Net cash outflow from operating activities		(7,615)	(4,132)	(4,990)
6.	TRADE AND OTHER RECEIVABLES
	2019	2018
	US$000	US$000
Trade receivables	6	—
Unbilled revenues(1)	719	—
GST receivable	109	39
Accrued interest	—	24
Prepayments	—	10
Other receivables	—	5
	834	78

Notes:

(1)	Unbilled revenues relate to coal sales which were shipped prior to year-end, but which were only invoiced after year-end.
7.	INVENTORIES
	2019	2018
	US$000	US$000
Coal stockpiles	190	—
Consumables & spares	540	—
	730	—

8.	OTHER ASSETS
	2019	2018
	US$000	US$000
Current
Prepayments	465	—
Advance royalties(1)	54	—
Total current	519	—
Non-current
Restricted cash (security deposits and bonds)	1,407	1,102
Advance royalties(1)	2,854	2,462
Capitalised borrowing costs	—	2,987
Total non-current	4,261	6,551
Total other assets	4,780	6,551

Notes:

(1)	The Group’s coal leases require the payment of annual minimum advance royalties prior to the commencement of mining operations and the payment of earned royalties once mining operations commence. The advance royalties paid became recoupable against any earned royalties due under the coal leases on a lease-by-lease basis once the Company determined to move forward with development.
9.	PROPERTY, PLANT AND EQUIPMENT
	Mine development properties	Mine plant and equipment	Other plant and equipment	Total
	US$000	US$000	US$000	US$000
2019
Net book value at July 1, 2018	42,096	16,883	86	59,065
Additions(1),(2)	20,966	37,617	12	58,595
Disposals	—	—	(24)	(24)
Depreciation charges(3)	—	(1,521)	(3)	(1,524)
Impairment charges(4)	—	(545)	—	(545)
Net book value at June 30, 2019	63,062	52,434	71	115,567
- at cost	63,062	54,500	94	117,656
- accumulated depreciation and impairment	—	(2,066)	(23)	(2,089)

2018
Net book value at July 1, 2017	25,969	—	99	26,068
Additions	16,127	16,883	—	33,010
Depreciation charges(3)	—	—	(13)	(13)
Net book value at June 30, 2018	42,096	16,883	86	59,065
- at cost	42,096	16,883	204	59,183
- accumulated depreciation and impairment	—	—	(118)	(118)

2017
Net book value at July 1, 2016	—	—	120	120
Transfer from exploration and evaluation assets	15,293	—	—	15,293
Additions	4,676	—	—	4,676
Amended acquisition consideration	6,000	—	—	6,000
Depreciation charges(3)	—	—	(21)	(21)
Net book value at June 30, 2017	25,969	—	99	26,068
- at cost	25,969	—	204	26,173
- accumulated depreciation and impairment	—	—	(105)	(105)

Notes:

(1)	Borrowing costs amounting to approximately US$3,220,000 (June 30, 2018: nil), relating to the Poplar Grove Mine incurred prior to the commencement of ‘commercial production’, have been capitalized under ‘mine development properties’. Refer to Note 1(h) for further details.

(2)	Mine operating costs, net of proceeds from coal sales, amounting to approximately US$3,413,000 (June 30, 2018: nil), relating to the Poplar Grove mine incurred prior to the commencement of ‘commercial production’, have been capitalized under ‘mine development properties’. Refer to Note 1(h) for further details.
(3)	No depreciation is recognised in respect of ‘mine development properties’ until ‘commercial production’ has been achieved. At June 30, 2019, the Group determined that ‘commercial production’ at the Poplar Grove Mine had not yet been reached. Refer to Note 1(h) for further details. Depreciation of ‘mine plant and equipment’ and ‘other plant and equipment’ commences once the relevant asset is ready for intended use.
(4)	An impairment loss of approximately US$545,000 has been recognised in respect of ‘mine plant and equipment’ for fiscal 2019, relating to storm damage to the raw and clean coal radial stackers. The repair and rebuild costs are expected to be covered under existing insurance arrangements.
10.	TRADE AND OTHER PAYABLES
	2019	2018
	US$000	US$000
Trade creditors	2,596	7,597
Retainage	1,597	2,240
Accrued expenses	835	55
	5,028	9,892
11.	INTEREST-BEARING LOANS AND BORROWINGS
	2019	2018
	US$000	US$000
Current
Equipment finance facility(1)	4,140	—
Other	134	—
Total current	4,274	—
Non-current
Term loan facility(2)	35,904	—
Equipment finance facility(1)	18,498	—
Other	39	—
Total non-current	54,441	—
Total borrowings	58,715	—
(a)	Reconciliation
	Balance at July 1, 2018	Transfers	Proceeds	Repayments	Borrowing costs	Balance at June 30, 2019
	US$000	US$000	US$000	US$000	US$000	US$000
Equipment finance facility(1)	—	—	23,679	(1,041)	—	22,638
Term loan facility(2)	—	—	40,000	—	(4,096)	35,904
Project loan facility(3)	—	—	18,149	(18,149)	—	—
Other	—	425	52	(304)	—	173
Total borrowings	—	425	81,880	(19,494)	(4,096)	58,715

Notes:

(1)	The Company has entered into a secured financing facility with Komatsu Financial Limited Partnership (“Komatsu”) (and its subsidiary Joy Underground Mining) to finance the purchase of up to US$19.0 million of equipment from Komatsu for use at the Poplar Grove Mine, on instalment terms. Komatsu has also agreed to provide an additional equipment financing facility of up to US$7.5 million for the purchase of non-Komatsu equipment. Interest rates vary for each piece of equipment, based on standard commercial rates for leased mining equipment in the United States.
(2)	During the year, the Company executed a Term Loan Facility (“TLF”) with Tribeca Global Resources Credit Pty Ltd (“Tribeca”) (as agent) and drew the first US$40 million tranche of the TLF. Drawdown of the second tranche of the TLF (originally US$16 million, but proposed to be resized to US$10 million – refer to Note 25 for additional details) is conditional upon satisfaction of a ramp-up test, financial undertakings and other customary conditions precedent. The key terms of the three-year TLF are typical of a facility of this nature, including a floating interest rate comprising the US Prime Rate plus a margin of 7.50% pa, plus usual undertakings and events of default for a facility of this nature. The TLF is repayable in a bullet repayment by April 2022. Borrowing costs amounting to US$4.1 million (which includes non-cash share-based payments of US$2.2 million), have been offset against the borrowing.

(3)	During the year, the Group fully repaid its previous project loan facility from Macquarie Bank Limited by making a principal repayment of US$18.1 million. Upon extinguishment of the project loan facility, the remaining balance of unamortised borrowing costs, amounting to US$3.6 million (including non-cash share-based payments), were expensed through profit or loss.
12.	PROVISIONS
	2019	2018
	US$000	US$000
Current
Employee entitlements	193	22
Total current	193	22
Non-current
Mine rehabilitation(1)	2,708	1,313
Total non-current	2,708	1,313
Total provisions	2,901	1,335

Notes:

(1)	The Group commenced construction of the Poplar Grove Mine during fiscal 2018, which has resulted in the creation of a rehabilitation obligation. The Group will assess its mine rehabilitation provision as development activities progress, and subsequently on an annual basis, or where evidence exists that the provision should be reviewed. Significant judgement is required in determining the provision for mine rehabilitation and closure as there are many factors that will affect the ultimate liability payable to rehabilitate the mine site, including future disturbances caused by further development, changes in technology, changes in regulations, price increases, changes in timing of cash flows which are based on life of mine plans and changes in discount rates. When these factors change or become known in the future, such differences will impact the mine rehabilitation provision in the period in which the change becomes known. Accretion of the provision will commence when development has been completed.
13.	CONTRIBUTED EQUITY
	Note	2019	2018
		US$000	US$000
Issued capital
461,251,181 fully paid ordinary shares (June 30, 2018: 454,386,181)	13(a)	104,050	102,278
		104,050	102,278

Notes:

(1)	Ordinary shares have no par value and the company does not have a limited amount of authorised capital.
(a)	Movements in issued capital
	Thousands of Shares	US$000
2019
Opening balance at July 1, 2018	454,386	102,278
Issue of shares to advisors and consultants	3,030	323
Conversion of employee performance rights	3,835	1,465
Share issue costs	—	(16)
Closing balance at June 30, 2019	461,251	104,050

	Thousands of Shares	US$000
2018
Opening balance at July 1, 2017	316,426	81,194
Institutional placement (May 2018)	31,818	5,275
Institutional entitlement offer (May 2018)	55,593	9,215
Retail entitlement offer (June 2018)	50,049	8,188
Share issue costs	—	(1,714)
Exercise of employee options and placement options	500	120
Closing balance at June 30, 2018	454,386	102,278

2017
Opening balance at July 1, 2016	154,899	32,833
Share placement (August 2016)	38,200	4,903
Share placement (December 2016)	19,248	5,951
Share placement (April – June 2017)	101,923	39,810
Share issue costs	—	(2,941)
Exercise of employee options and placement options	2,156	638
Closing balance at June 30, 2017	316,426	81,194
(b)	Rights Attaching to Shares

The rights attaching to fully paid ordinary shares (“Shares”) arise from a combination of the Company’s Constitution, statute and general law.

(i)	Shares - The issue of shares in the capital of the Company and options over unissued shares by the Company is under the control of the Directors, subject to the Corporations Act 2001, ASX Listing Rules and any rights attached to any special class of shares.
(ii)	Meetings of Members - Directors may call a meeting of members whenever they think fit. Members may call a meeting as provided by the Corporations Act 2001. The Constitution contains provisions prescribing the content requirements of notices of meetings of members and all members are entitled to a notice of meeting. A meeting may be held in two or more places linked together by audio-visual communication devices. A quorum for a meeting of members is two shareholders. The Company holds annual general meetings in accordance with the Corporations Act 2001 and the Listing Rules.
(iii)	Voting - Subject to any rights or restrictions at the time being attached to any shares or class of shares of the Company, each member of the Company is entitled to receive notice of, attend and vote at a general meeting. Resolutions of members will be decided by a show of hands unless a poll is demanded. On a show of hands each eligible voter present has one vote. However, where a person present at a general meeting represents personally or by proxy, attorney or representative more than one member, on a show of hands the person is entitled to one vote only despite the number of members the person represents. On a poll, each eligible member has one vote for each fully paid share held and a fraction of a vote for each partly paid share determined by the amount paid up on that share.
(iv)	Changes to the Constitution - The Company’s Constitution can only be amended by a special resolution passed by at least three quarters of the members present and voting at a general meeting of the Company. At least 28 days’ written notice specifying the intention to propose the resolution as a special resolution must be given.
(v)	Listing Rules - Provided the Company remains admitted to the Official List, then despite anything in its Constitution, no act may be done that is prohibited by the Listing Rules, and authority is given for acts required to be done by the Listing Rules. The Company’s Constitution will be deemed to comply with the Listing Rules as amended from time to time.

14.	RESERVES
	Note	2019	2018	2017
		US$000	US$000	US$000

Share-based payments reserve	14(b)	6,684	5,356	2,810
Foreign currency translation reserve		(2,353)	(2,353)	(2,353)
		4,331	3,003	457
(a)	Nature and Purpose of Reserves
(i)	Share-based payments reserve - The share-based payments reserve is used to record the fair value of options and rights issued by the Group to officers, employees, consultants, lenders and advisors.
(ii)	Foreign currency translation reserve - Exchange differences arising on translation of foreign controlled entities are taken to the foreign currency translation reserve, as described in Note 1(w). The reserve is recognised in profit or loss when the net investment is disposed of.
(b)	Movements in share-based payments reserve
	Thousands of Options	Thousands of Rights	US$000
2019
Opening balance at July 1, 2018	11,944	13,630	5,356
Grant of employee options/rights	2,300	7,300	—
Grant of lender options	29,444	—	1,505
Conversion of employee performance rights	—	(3,835)	(1,465)
Forfeiture/lapse of employee options/performance rights	(1,500)	(700)	(212)
Share based payments expense	—	—	1,500
Closing balance at June 30, 2019	42,188	16,395	6,684

2018
Opening balance at July 1, 2017	7,694	16,410	2,810
Grant of employee rights	—	1,650	—
Grant of underwriter options	6,000	—	248
Exercise of employee options	(500)	—	—
Forfeiture/lapse of employee options	(1,250)	(4,430)	—
Share based payments expense	—	—	2,298
Closing balance at June 30, 2018(1)	11,944	13,630	5,356

2017
Opening balance at July 1, 2016	4,400	5,924	1,151
Grant of employee options and employee rights	1,000	16,410	—
Grant of lender options	4,444	—	1,254
Exercise of employee options	(2,150)	—	(269)
Forfeiture of employee rights	—	(5,924)	—
Share based payments expense	—	—	674
Closing balance at June 30, 2017(1)	7,694	16,410	2,810

Notes:

1	At June 30, 2018, the Company also had on issue 7,494,000 (2017: 7,494,000) placement options exercisable at $0.50 each on or before July 31, 2018 and nil (2017: 1,500,000) placement options exercisable at $0.45 each on or before June 30, 2018 which are not considered share-based payments under IFRS 2 as they were issued as part of a share placement. Any value related to these placement options is included within contributed equity as part of the related placement value.

(c)	Terms and Conditions of Options

Unlisted share options (“Options”) are granted based upon the following terms and conditions:

•	Each Option entitles the holder to the right to subscribe for one Share upon the exercise of each Option;
•	The Options have the following exercise prices and expiry dates:
-	575,000 employee incentive Options exercisable at A$0.30 on or before December 31, 2023;
-	575,000 employee incentive Options exercisable at A$0.40 on or before December 31, 2023;
-	575,000 employee incentive Options exercisable at A$0.50 on or before December 31, 2023;
-	575,000 employee incentive Options exercisable at A$0.60 on or before December 31, 2023;
-	4,444,444 lender Options exercisable at A$0.66 each on or before April 5, 2021;
-	4,444,444 lender Options exercisable at A$0.34 each on or before September 10, 2022;
-	6,000,000 underwriter Options exercisable at A$0.33 each on or before June 30, 2021;
-	18,000,000 lender Options exercisable at A$0.20 each on or before April 30, 2023; and
-	7,000,000 lender Options exercisable at A$0.20 each on or before June 13, 2023.
•	The Options are exercisable at any time prior to the expiry date, subject to vesting conditions being satisfied (if applicable);
•	Shares issued on exercise of the Options rank equally with the then Shares of the Company;
•	Application will be made by the Company to ASX for official quotation of the Shares issued upon the exercise of the Options;
•	If there is any reconstruction of the issued share capital of the Company, the rights of the Option holders may be varied to comply with the ASX Listing Rules which apply to the reconstruction at the time of the reconstruction; and
•	No application for quotation of the Options will be made by the Company.
(d)	Terms and Conditions of Rights

Unlisted performance rights (“Rights”) are granted based upon the following terms and conditions:

•	Each Right automatically converts into one Share upon vesting of the Right;
•	Each Right is subject to performance conditions (as determined by the Board from time to time) which must be satisfied in order for the Right to vest;
•	The Rights have the following expiry dates:
-	4,635,000 employee Rights subject to the First Coal Production Milestone expiring on December 31, 2019;
-	6,260,000 employee Rights subject to the Nameplate Production Milestone expiring on December 31, 2020;
-	2,500,000 employee Rights subject to the 1.7 Mtpa Coal Production Milestone expiring on December 31, 2020; and
-	3,000,000 employee Rights subject to the 2.7 Mtpa Coal Production Milestone expiring on December 31, 2021.
•	Shares issued on conversion of the Rights rank equally with the then Shares of the Company;
•	Application will be made by the Company to ASX for official quotation of the Shares issued upon conversion of the Rights;

•	If there is any reconstruction of the issued share capital of the Company, the rights of the Right holders may be varied to comply with the ASX Listing Rules which apply to the reconstruction at the time of the reconstruction; and
•	No application for quotation of the Rights will be made by the Company.
15.	ACCUMULATED LOSSES
	2019	2018
	US$000	US$000
Balance at July 1	(28,191)	(21,076)
Net loss for the year attributable to members of Paringa Resources Limited	(13,097)	(7,115)
Adjustment to accumulated losses for expired options	212	—
Balance at June 30	(41,076)	(28,191)
16.	EARNINGS PER SHARE

The following reflects the income and share data used in the calculations of basic and diluted earnings per share:

	2019	2018	2017
	US$000	US$000	US$000
Net loss attributable to members of the Parent Entity used in calculating basic and diluted earnings per share	(13,097)	(7,115)	(5,955)
	2019 Thousands of Shares	2018 Thousands of Shares	2017 Thousands of Shares
Weighted average number of Ordinary Shares used in calculating basic and diluted loss per share	456,480	326,101	213,376
(a)	Non-Dilutive Securities

As at balance date, 42,188,888 Options (including 2,300,000 employee options, 33,888,888 lender options, and 6,000,000 underwriter options) and 16,395,000 employee rights, which together represent 58,583,888 potential Shares (2018: 19,438,444), were considered anti-dilutive as they would decrease the loss per share.

(b)	Conversions, Calls, Subscriptions or Issues after June 30, 2019

There have been no conversions to, calls of, subscriptions for, or issues of Shares or potential Shares since the reporting date and before the completion of this financial report.

17.	RELATED PARTIES
(a)	Subsidiaries
	Country of Incorporation	% Equity Interest
Name		2019	2018	2017
Hartshorne Coal Mining Pty Ltd	Australia	100	100	100
HCM Resources Pty Ltd	Australia	100	100	100
Hartshorne Holdings LLC	USA	100	100	100
Hartshorne Mining Group LLC	USA	100	100	100
Hartshorne Mining LLC	USA	100	100	100
Hartshorne Land LLC	USA	100	100	100
HCM Operations LLC	USA	—	100	100
(b)	Ultimate Parent

Paringa Resources Limited is the ultimate parent of the Group.

(c)	Key Management Personnel

The aggregate compensation made to Key Management Personnel of the Group is set out below:

	2019	2018	2017
	US$000	US$000	US$000
Short-term employee benefits	1,225	1,459	1,276
Post-employment benefits	33	36	50
Termination benefits	32	5	2
Share-based payments	1,156	1,950	741
Total compensation	2,446	3,450	2,069

No loans were provided to or received from Key Management Personnel during the year ended June 30, 2019 (2018: Nil) (2017: nil).

(d)	Transactions with Related Parties of Key Management Personnel

Balances and transactions between the Company and its subsidiaries, which are related parties of the Company, have been eliminated on consolidation and are not disclosed in this note.

18.	SHARE-BASED PAYMENTS
(a)	Recognised Share-based Payment Expense

From time to time, the Group grants options and rights to officers, employees, consultants, lenders, and advisors as part of remuneration and incentive arrangements. The number of options or rights granted, and the terms of the options or rights granted are determined by the Board. Shareholder approval is sought where required.

During the past three years, the following expenses arising from share-based payments have been recognised:

	2019	2018	2017
	US$000	US$000	US$000
Expense arising from equity-settled share-based payment transactions	1,504	2,298	674

In addition to share-based payments recognised as an expense through profit or loss:

(a)	during fiscal 2019, a share-based payment of approximately US$1,325,000 relating to 25,000,000 lender options granted as consideration for the provision of the US$56 million Term Loan Facility from Tribeca (as agent) was capitalized as borrowing costs and offset against the borrowing;
(b)	during fiscal 2019, a share-based payment of approximately US$319,000 relating to 3,000,000 advisor shares granted to Argonaut Capital Limited for financial advisory services provided in relation to the US$56 million Term Loan Facility from Tribeca (as agent) was capitalized as borrowing costs and offset against the borrowing;
(c)	during fiscal 2019, a share-based payment of approximately US$180,000 relating to 4,444,444 lender options granted by as consideration for the provision of the previous US$21.7 million project loan facility from Macquarie Bank Limited was capitalized as borrowing costs and offset against the borrowing. Upon repayment of this loan in April 2019, the unamortized balance of this share-based payment was expensed through profit or loss;
(d)	during fiscal 2018, a share-based payment of US$248,000 relating to the grant of 6,000,000 underwriter options to Argonaut Capital Limited was recognised as share issue costs and offset against share capital; and
(e)	during fiscal 2017, a share-based payment of US$1,254,000 relating to the issue of 4,444,444 lender options to Macquarie Bank Limited in consideration for an offer to provide the previous US$21.7 million project loan facility from Macquarie Bank Limited to develop the Poplar Grove Mine was capitalized as borrowing costs and recognized as an asset.

(b)	Summary of Options and Rights Granted as Share-based Payments

The following table illustrates the number and weighted average exercise prices (“WAEP”) of options and rights granted as share-based payments at the beginning and end of the financial year:

	2019 Thousands of Options and Rights	2019 WAEP A$	2018 Thousands of Options and Rights	2018 WAEP A$	2017 Thousands of Options and Rights	2017 WAEP A$
Outstanding at beginning of year	25,574	$0.22	24,104	$0.17	10,324	$0.12
Granted during the year	39,044	$0.19	7,650	$0.26	21,854	$0.15
Forfeited and lapsed during the year	(2,200)	$0.38	(5,680)	$0.07	(5,924)	—
Exercised/converted during the year	(3,835)	—	(500)	$0.30	(2,150)	$0.23
Outstanding at end of year(1)	58,583	$0.21	25,574	$0.22	24,104	$0.17

Notes:

(1)	At June 30, 2018, the Company also had on issue 7,494,000 placement options exercisable at $0.50 each on or before July 31, 2018 which are not considered share-based payments under IFRS 2 as they were issued as part of a share placement. These options expired unexercised during the year ended June 30, 2019.

The following options and rights were granted as share-based payments during the past three years:

Series	Security Type	Number	Grant Date	Expiry Date	Exercise Price $	Grant Date Fair Value $
2019
Series 1	Rights	100,000	19-Dec-18	31-Dec-19	—	A$0.192
Series 2	Rights	400,000	19-Dec-18	31-Dec-20	—	A$0.192
Series 3	Rights	200,000	11-Jul-18	31-Dec-18	—	A$0.217
Series 4	Rights	300,000	11-Jul-18	31-Dec-19	—	A$0.217
Series 5	Rights	700,000	11-Jul-18	31-Dec-20	—	A$0.217
Series 6	Rights	100,000	19-Dec-18	31-Dec-18	—	A$0.192
Series 7	Rights	2,500,000	10-Dec-18	31-Dec-20	—	A$0.192
Series 8	Rights	3,000,000	10-Dec-18	31-Dec-21	—	A$0.192
Series 9	Options	575,000	10-Dec-18	31-Dec-23	A$0.30	A$0.074
Series 10	Options	575,000	10-Dec-18	31-Dec-23	A$0.40	A$0.059
Series 11	Options	575,000	10-Dec-18	31-Dec-23	A$0.50	A$0.049
Series 12	Options	575,000	10-Dec-18	31-Dec-23	A$0.60	A$0.041
Series 13	Options	4,444,444	10-Sep-18	10-Sep-22	A$0.34	A$0.056
Series 14	Options	18,000,000	30-Apr-19	30-Apr-23	A$0.20	A$0.075
Series 15	Options	7,000,000	30-Apr-19	13-Jun-23	A$0.20	A$0.076

2018
Series 1	Rights	50,000	23-May-17	31-Dec-18	—	A$0.456
Series 2	Rights	100,000	23-May-17	31-Dec-19	—	A$0.456
Series 3	Rights	400,000	23-May-17	31-Dec-20	—	A$0.456
Series 4	Rights	100,000	5-Jun-17	31-Dec-20	—	A$0.413
Series 5	Rights	200,000	16-Oct-17	31-Dec-19	—	A$0.359
Series 6	Rights	500,000	16-Oct-17	31-Dec-20	—	A$0.359
Series 7	Rights	100,000	11-Dec-17	31-Dec-19	—	A$0.351
Series 8	Rights	200,000	11-Dec-17	31-Dec-20	—	A$0.351
Series 9	Options	6,000,000	26-Jun-18	30-Jun-21	A$0.33	A$0.056

Series	Security Type	Number	Grant Date	Expiry Date	Exercise Price $	Grant Date Fair Value $
2017
Series 10	Options	1,000,000	25-Jan-17	31-Dec-18	A$0.45	A$0.239
Series 11	Options	4,444,444	05-Apr-17	05-Apr-21	A$0.66	A$0.376
Series 12	Rights	3,070,000	21-Dec-16	31-Dec-19	—	A$0.448
Series 13	Rights	3,695,000	25-Jan-17	31-Dec-18	—	A$0.523
Series 14	Rights	1,275,000	25-Jan-17	31-Dec-19	—	A$0.523
Series 15	Rights	4,870,000	25-Jan-17	31-Dec-20	—	A$0.523
Series 16	Rights	1,500,000	19-Jun-17	31-Dec-19	—	A$0.447
Series 17	Rights	2,000,000	19-Jun-17	31-Dec-20	—	A$0.447
(c)	Weighted Average Remaining Contractual Life

At June 30, 2019, the weighted average remaining contractual life of options and rights on issue that had been granted as share-based payments was 2.8 years (2018: 3.1 years) (2017: 2.6 years).

(d)	Range of Exercise Prices

At June 30, 2019, the range of exercise prices of options on issue that had been granted as share-based payments was A$0.20 to A$0.66 (2018: A$0.33 to A$0.66) (2017: A$0.30 to A$0.66).

(e)	Weighted Average Fair Value

The weighted average fair value of options and rights granted as share-based payments by the Group during the year ended June 30, 2019 was A$0.09 (2018: A$0.13) (2017: A$0.46).

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

The table below lists the inputs to the valuation model used for share options and performance share rights granted by the Group during the last three years:

2019 Inputs	Series 1	Series 2	Series 3	Series 4	Series 5	Series 6	Series 7	Series 8
Exercise price	—	—	—	—	—	—	—	—
Grant date share price	A$0.195	A$0.195	A$0.21	A$0.21	A$0.21	A$0.195	A$0.195	A$0.195
Dividend yield(1)	—	—	—	—	—	—	—	—
Volatility(2)	—	—	—	—	—	—	—	—
Risk-free interest rate	—	—	—	—	—	—	—	—
Grant date	19-Dec-18	19-Dec-18	11-Jul-18	11-Jul-18	11-Jul-18	19-Dec-18	10-Dec-18	10-Dec-18
Expiry date	31-Dec-19	31-Dec-20	31-Dec-18	31-Dec-19	31-Dec-20	31-Dec-18	31-Dec-20	31-Dec-21
Expected life (years)(3)	1.03	2.03	0.47	1.47	2.47	0.03	2.06	3.06
Fair value at grant date	A$0.192	A$0.192	A$0.217	A$0.217	A$0.217	A$0.192	A$0.192	A$0.192
2019 Inputs (cont.)	Series 9	Series 10	Series 11	Series 12	Series 13	Series 14	Series 15
Exercise price	A$0.30	A$0.40	A$0.50	A$0.60	A$0.34	A$0.20	A$0.20
Grant date share price	A$0.195	A$0.195	A$0.195	A$0.195	A$0.195	A$0.175	A$0.175
Dividend yield(1)	—	—	—	—	—	—	—
Volatility(2)	55%	55%	55%	55%	55%	60%	60%
Risk-free interest rate	2.11%	2.11%	2.11%	2.11%	2.02%	1.38%	1.38%
Grant date	10-Dec-18	10-Dec-18	10-Dec-18	10-Dec-18	10-Sep-18	30-Apr-19	30-Apr-19
Expiry date	31-Dec-23	31-Dec-23	31-Dec-23	31-Dec-23	10-Sep-22	30-Apr-23	13-Jun-23
Expected life (years)(3)	5.06	5.06	5.06	5.06	4.00	4.00	4.12
Fair value at grant date	A$0.074	A$0.059	A$0.049	A$0.041	A$0.056	A$0.075	A$0.076

2018 Inputs	Series 1	Series 2	Series 3	Series 4	Series 5	Series 6	Series 7	Series 8	Series 9
Exercise price	—	—	—	—	—	—	—	—	A$0.33
Grant date share price	A$0.48	A$0.48	A$0.48	A$0.385	A$0.385	A$0.385	A$0.37	A$0.37	A$0.19
Dividend yield(1)	—	—	—	—	—	—	—	—	—
Volatility(2)	—	—	—	—	—	—	—	—	65%
Risk-free interest rate	—	—	—	—	—	—	—	—	2.10%
Grant date	23-May-17	23-May-17	23-May-17	5-Jun-17	16-Oct-17	16-Oct-17	11-Dec-17	11-Dec-17	26-Jun-18
Issue date	23-May-17	23-May-17	23-May-17	5-Jun-17	16-Oct-17	16-Oct-17	11-Dec-17	11-Dec-17	26-Jun-18
Expiry date	31-Dec-18	31-Dec-19	31-Dec-20	31-Dec-20	31-Dec-19	31-Dec-20	31-Dec-19	31-Dec-20	30-Jun-21
Expected life (years)(3)	1.61	2.61	3.61	3.58	2.21	3.21	2.05	3.06	3.01
Fair value at grant date	A$0.456	A$0.456	A$0.456	A$0.413	A$0.359	A$0.359	A$0.351	A$0.351	A$0.056
2017 Inputs	Series 10	Series 11	Series 12	Series 13	Series 14	Series 15	Series 16	Series 17	Series 18
Exercise price	A$0.45	A$0.66	—	—	—	—	—	—	A$0.50
Grant date share price	A$0.51	A$0.64	A$0.45	A$0.51	A$0.51	A$0.51	A$0.44	A$0.44	A$0.26
Dividend yield(1)	—	—	—	—	—	—	—	—	—
Volatility(2)	80%	80%	—	—	—	—	—	—	75%
Risk-free interest rate	1.81%	2.14%	—	—	—	—	—	—	2.03%
Grant date	25-Jan-17	5-Apr-17	21-Dec-16	25-Jan-17	25-Jan-17	25-Jan-17	19-Jun-17	19-Jun-17	22-Dec-15
Issue date	25-Jan-17	5-Apr-17	21-Dec-16	25-Jan-17	25-Jan-17	25-Jan-17	19-Jun-17	19-Jun-17	22-Dec-15
Expiry date	31-Dec-18	5-Apr-21	31-Dec-19	31-Dec-18	31-Dec-19	31-Dec-20	31-Dec-19	31-Dec-20	31-Dec-18
Expected life (years)(3)	1.93	4.00	3.03	1.93	2.93	3.93	2.53	3.54	3.03
Fair value at grant date	A$0.239	A$0.376	A$0.448	A$0.523	A$0.523	A$0.523	A$0.447	A$0.447	A$0.087

Notes:

1	The dividend yield reflects the assumption that the current dividend payout will remain unchanged.
2	The expected volatility reflects the assumption that the historical volatility is indicative of future trends, which may not necessarily be the actual outcome.
3	The expected life of the options and rights is based on the expiry date of the options or rights.
19.	SEGMENT INFORMATION

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

(a)	Reconciliation of Non-Current Assets by geographical location
	2019	2018
	US$000	US$000
United States of America	119,828	65,616
	119,828	65,616
20.	FINANCIAL RISK MANAGEMENT OBJECTIVES AND POLICIES
(a)	Overview

The Group’s principal financial instruments comprise receivables, payables, loans and borrowings, security deposits, cash and short-term deposits. The main risks arising from the Group’s financial instruments are credit risk, liquidity risk, interest rate risk, commodity price risk and foreign currency risk.

This note presents information about the Group’s exposure to each of the above risks, its objectives, policies and processes for measuring and managing risk, and the management of capital. Other than as disclosed, there have been no significant changes since the previous financial year to the exposure or management of these risks.

The Group manages its exposure to key financial risks in accordance with the Group’s financial risk management policy. Key risks are monitored and reviewed as circumstances change and policies are revised as required. The overall objective of the Group’s financial risk management policy is to support the delivery of the Group’s financial targets whilst protecting future financial security.

Given the nature and size of the business and uncertainty as to the timing and amount of cash inflows and outflows, the Group does not enter into derivative transactions to mitigate the financial risks. In addition, the Group’s policy is that no trading in financial instruments shall be undertaken for the purposes of making speculative gains. As the Group’s operations change, the Directors will review this policy periodically going forward.

The Board of Directors has overall responsibility for the establishment and oversight of the risk management framework. The Board reviews and agrees policies for managing the Group’s financial risks as summarised below.

(b)	Credit Risk

Credit risk is the risk of financial loss to the Group if a customer or counterparty to a financial instrument fails to meet its contractual obligations. This arises principally from cash and cash equivalents, security deposits and trade and other receivables.

There are no significant concentrations of credit risk within the Group. The carrying amount of the Group’s financial assets represents the maximum credit risk exposure, as represented below:

	2019	2018
	US$000	US$000
Cash and cash equivalents	12,038	22,623
Trade and other receivables	834	78
Other non-current financial assets	1,408	1,102
	14,280	23,793

With respect to credit risk arising from cash and cash equivalents, the Group’s exposure to credit risk arises from default of the counter party, with a maximum exposure equal to the carrying amount of these instruments. Where possible, the Group invests its cash and cash equivalents with banks that are rated the equivalent of investment grade and above. The Group’s exposure and the credit ratings of its counterparties are monitored and the aggregate value of transactions concluded is spread amongst approved counterparties.

With respect to credit risk arising from trade receivables, the Group’s exposure to credit risk is influenced mainly by the individual characteristics of each customer. The Group has two fixed-price coal sales contracts with LG&E and KU and OVEC-IKEC to sell 5,400,000 tons of coal from 2019 to 2022. Both LG&E and KU and OVEC-IKEC have a Moody’s investment grade credit rating. LG&E and KU are subsidiaries of the PPL Corporation (NYSE:PPL) (“PPL”) and OVEC-IKEC’s largest shareholder is American Electric Power (NYSE:AEP) (“AEP”). PPL and AEP are two of the largest electric energy companies in the United States.

At June 30, 2019, the credit risk related to the Group’s most significant customer (LG&E and KU) was approximately US$719,000 (2018: nil), being unbilled coal sales at June 30, 2019. Refer to Note 1(o) for revenue accounting policy, to Note 1(g)(iv) for the treatment of coal sales prior to achieving ‘commercial production’ and to Note 1(f) for the accounting policy on trade and other receivables.

It is the Group’s policy that, where possible, customers who wish to trade on credit terms are subject to credit verification procedures. Each new customer is analysed individually for creditworthiness, including review of external ratings, if they are available. The Group limits its exposure to credit risk from trade receivables by establishing a maximum payment period of 30 days for its customers. In addition, receivable balances are monitored on an ongoing basis. At June 30, 2019, none (2018: nil) of the Group’s receivables are past due, and no customer’s balances have been written off or are credit-impaired at the reporting date.

(c)	Liquidity Risk

Liquidity risk is the risk that the Group will not be able to meet its financial obligations as they fall due. The Board’s approach to managing liquidity is to ensure, as far as possible, that the Group will always have sufficient liquidity to meet its liabilities when due.

At reporting date, the Group had sufficient liquid assets to meet its financial obligations. The contractual maturities of financial liabilities, including estimated interest payments, are provided below. There are no netting arrangements in respect of financial liabilities.

	≤12 Months	1-5 Years	≥5 Years	Total
	US$000	US$000	US$000	US$000
2019
Financial Liabilities
Trade and other payables	5,028	—	—	5,028
Borrowings	4,274	54,441	—	58,715
	9,302	54,441	—	63,743
2018
Financial Liabilities
Trade and other payables	9,892	—	—	9,892
	9,892	—	—	9,892
(d)	Interest Rate Risk

The Group’s exposure to the risk of changes in market interest rates relates primarily to the Group’s long-term debt obligations and cash and short-term deposits with a floating interest rate. These financial liabilities and assets with variable rates expose the Group to cash flow interest rate risk. All other financial assets and liabilities, in the form of receivables, payables, and fixed interest borrowings are either non-interest bearing or have a fixed interest rate.

At the reporting date, the interest rate profile of the Group’s interest-bearing financial instruments with variable rates was:

	2019	2018
	US$000	US$000
Financial assets
Cash and cash equivalents	12,038	22,623
Financial liabilities
Interest-bearing loans and borrowings (floating rate borrowings)	(35,904)	—
Net exposure	(23,866)	22,623

The Group’s cash and cash equivalents had a weighted average floating interest rate at year end of 1.7% (2018: 1.6%).

The Group’s floating rate loans and borrowings had a weighted average floating interest rate at year end of 13.0% (2018: nil).

The Group currently does not engage in any hedging or derivative transactions to manage interest rate risk.

Interest rate sensitivity

A sensitivity of 1% (100 basis points) has been selected as this is considered reasonable given the current level of both short term and long-term interest rates. A 1% (100 basis points) movement in interest rates at the reporting date would have increased/(decreased) profit or loss by the amounts shown below. This analysis assumes that all other variables, in particular foreign currency rates, remain constant. The analysis is performed on the same basis for 2018.

	Profit or loss
	+ 100 basis points US$000	- 100 basis points US$000
2019
Financial assets
Cash and cash equivalents	119	(119)
Financial liabilities
Interest-bearing loans and borrowings (floating rate borrowings)	(400)	400
	(281)	281
2018
Financial assets
Cash and cash equivalents	187	(187)
	187	(187)
(e)	Commodity Price Risk

The Group’s major commodity price exposure is to the price of coal. The price of coal is affected by numerous factors beyond the control of the Group. During fiscal 2019, the Group commenced selling coal product from its Poplar Grove Mine. The Group has two fixed-price coal sales contracts with major regulated utilities having coal fired power plants on the Ohio River Market, being LG&E and KU and OVEC-IKEC, to sell 5,400,000 tons of coal from 2019 to 2022. We believe the “fixed price, fixed tons” nature of these agreements will reduce the volatility of our future revenues. We currently do not enter into hedging or derivative transactions to manage commodity price risk.

(f)	Fair Value

At June 30, 2019 and 2018 the Group has no material financial assets and liabilities that are measured at fair value on a recurring basis.

All financial assets and financial liabilities of the Group at the reporting date are recorded at amounts approximating their carrying amount. No financial instruments are subsequently carried at fair value.

(g)	Capital Management

The Group defines its Capital as total equity of the Group, being US$67.3 million for the year ended June 30, 2019 (2018: US$77.1 million). The Group manages its capital to ensure that entities in the Group will be able to continue as a going concern while financing the development of its projects through primarily debt and equity-based funding. The Board’s policy is to maintain a strong capital base so as to maintain investor, creditor and market confidence and to sustain future development of the business.

During the year, the Company achieved financial close for its Term Loan Facility (“TLF”) with Tribeca Global Resources Credit Pty Ltd (“Tribeca”) (as agent). The first US$40 million tranche of the TLF has been drawn, with drawdown of the second tranche of the TLF conditional upon satisfaction of certain ramp-up tests and other customary conditions precedent. The key terms of the three-year TLF are typical of a facility of this nature, including a floating interest rate comprising the US Prime Rate plus a margin of 7.50% pa, plus usual undertakings and events of default for a facility of this nature. The TLF is repayable by April 2022.

(h)	Foreign Currency Risk

Foreign currency risk is the risk that the fair value of future cash flows will fluctuate because of changes in foreign currency exchange rates. It is the Group’s policy not to enter into any hedging or derivative transactions to manage foreign currency risk. At June 30, 2019, the majority of the Group’s cash reserves were denominated in US$, being US$12.0 million. At the reporting date, the Group’s exposure to financial instruments denominated in foreign currencies arose from the Australian parent entities operations, as follows:

Exposure to A$ Financial assets	2019 A$ exposure US$000	2018 A$ exposure US$000
Cash and cash equivalents	—	2,072
Trade and other receivables	110	42
Financial liabilities
Trade and other payables	(395)	(479)
Net exposure	(285)	1,635

Foreign exchange rate sensitivity

At the reporting date, had the A$ appreciated or depreciated against the US$, as illustrated in the table below, profit and loss and equity would have been affected by the amounts shown below. This analysis assumes that all other variables remain constant.

	Profit or loss
	10% Increase US$000	10% Decrease US$000
2019
Group	(29)	29
2018
Group	163	(163)
21.	CONTINGENT ASSETS AND LIABILITIES

During fiscal 2018, the Group entered into a fixed price contract with Frontier-Kemper Constructors, Inc. (“Contractor”) to construct the initial slope for the Poplar Grove mine and related matters. To-date the Group has paid the Contractor approximately US$9.9 million, but has disputed several invoices, primarily related to water excavation, concrete backfilling, and, pursuant to the terms of the contract, the quantum of liquidated damages to be paid by the Contractor to the Group as a result of construction delays. Subsequent to the end of fiscal 2019, the Contractor filed a claim for arbitration pursuant to the terms of the contract and claims that it is owed approximately US$2.6 million and filed a mechanic’s lien against certain parcels of the Group’s real property. At June 30, 2019, retainage of approximately US$1.1 million has been recognised as a liability in the Group’s financial statements (refer to Note 10), being the amount specified in the contract that has been withheld from payments to the Contractor to ensure that the Contractor satisfies its obligations. The Group will pursue resolution of the arbitration and believes that it is not probable that the claim by the Contractor will be successful and accordingly, other than the retainage of US$1.1 million, no provision for any liability has been recognised in the financial statements.

22.	COMMITMENTS

Management have identified the following material commitments for the consolidated group as at June 30, 2019 and June 30, 2018:

	Payable within 1 year	Payable later than 1 year within 5 years	Total
	US$000	US$000	US$000
2019
Operating lease commitments	258	336	594
2018
Operating lease commitments	161	340	501
(a)	Operating lease commitments

Operating lease commitments include contracts for leased equipment and property in the United States.

23.	EVENTS SUBSEQUENT TO BALANCE DATE
(i)	On July 19, 2019, the Company announced that the second mining unit (“Unit 2”) had entered production at the Poplar Grove Mine, taking the total number of CMs in operation to four and significantly increasing the total quantity of coal mined per shift of operation;
(ii)	On July 19, 2019, the Company announced that BREC had elected to terminate its coal sales agreement with the Company (which represents a potential event of default under the TLF) due to the delayed delivery of first coal to BREC. Under the TLF, the Group has a period 90 days to replace the terminated contract with alternative arrangements which are acceptable to Tribeca, or to negotiate an extension or waiver of this requirement, otherwise an event of default will be triggered under the TLF. The Company maintains a good relationship with BREC, and BREC has requested a test burn of Poplar Grove coal later in 2019;
(iii)	On August 24, 2019, the Company announced that an extended cut plan for Unit 1 at the Poplar Grove Mine had been approved, enabling the CMs to increase the depth of each cut into the coal seam from 20 ft to 40 ft. The extended cut plan resulted in an immediate increase in Unit 1 mining productivity;
(iv)	On September 17, 2019, the Company announced the appointment of Mr. Jim Middleton as Executive Advisor to Paringa’s Board, with specific responsibility to provide guidance to the Company’s Poplar Grove Mine, to assist in further developing safe, efficient, reliable and cost effective mine operations. Mr. Middleton is an experienced underground mining executive with a long and successful history of running coal mining operations for major natural resource companies, including Glencore, BHP, Xstrata, Exxon Coal and Coal & Allied;
(v)	On September 18, 2019, the Company announced that it had entered into a term sheet to grant a 2% gross revenue royalty to Tribeca Global Resources Credit Pty Limited (“Tribeca”) to raise US$9.0 million (before costs) (“Proposed Royalty Financing”), conditional upon completion of a minimum US$5 million equity raising (after costs), legal and tax due diligence, and completion of formal documentation. The term sheet also provides for amendments to the Company’s TLF with Tribeca (as agent) (“Proposed Term Loan Amendment”) to, amongst other things, resize the second tranche of the TLF from US$16 million to US$10 million (Unit 3 expansion capex is projected to be US$5.9 million), and to ensure that the previously announced termination of the Company’s supply agreement with Big Rivers Electric Corporation and issues arising from a funding gap do not result in any events of default under the TLF. Upon completion of the Proposed Royalty Financing and Proposed Term Loan Amendment, the Company will: (a) grant 60,000,000 new options to the lenders (30,000,000 with a strike price of A$0.06 per option and 30,000,000 with a strike price of A$0.07 per option) (subject to shareholder approval and ASX waivers); (b) cancel 25,000,000 options previously granted to the lenders (with a strike price of A$0.20) (subject to shareholder approval and ASX waivers); and (c) issue shares to Argonaut Capital Limited in an amount equal to US$270,000 at an issue price of A$0.05 for financial advisory services provided in respect to the Proposed Royalty Financing;

(vi)	On September 18, 2019, the Company announced that it would make a non-renounceable accelerated pro rata entitlement offer to eligible Shareholders of new shares at an offer price of A$0.07 each, on the basis of one (1) new share for every four (4) shares held on the record date, to raise approximately A$8.1 million (US$5.6 million ) (before costs) (“Entitlement Offer”). The Entitlement Offer will comprise an Institutional Entitlement Offer to be conducted on an accelerated basis and a Retail Entitlement Offer. Net proceeds from the Entitlement Offer will be used to fund Poplar Grove’s ongoing mine ramp-up to positive cashflow, to satisfy the minimum US$5 million equity raising in respect of the Proposed Royalty Financing and Proposed Term Loan Amendment, and for general working capital purposes;
(vii)	On September 20, 2019, the Company announced that it had completed the Institutional Entitlement Offer of its Entitlement Offer to raise approximately A$3.1 million. The Institutional Entitlement Offer was well supported with the majority of substantial existing institutional shareholders electing to take up their entitlements;
(viii)	On September 25, 2019, the Company announced that it had commenced coal sales to OVEC-IKEC. Coal is procured by AEP on behalf of OVEC-IKEC. AEP is OVEC-IKEC’s major shareholder and one of the largest electric energy companies in the United States. The Company continues to ramp up sales to its cornerstone customer LG&E and KU, with August shipping rates to LG&E and KU of approximately 700 Ktpa on an annualised basis;
(ix)	On October 8, 2019, the Company announced that it continued to ramp-up shipping of coal to customers during the September quarter, with approximately 136 Kt of product barged from the Company’s dock on the Green River, up from approximately 26 Kt shipped during the June quarter. September quarter coal sales equate to revenues of approximately US$5.7 million for the quarter (US$23 million on an annualised basis). The Company expects a further increase in sales during the December quarter as the operations continue to ramp up;
(x)	On October 21, 2019, the Company announced that it had cancelled the Retail Entitlement Offer of its Entitlement Offer and will undertake a new re-priced fully underwritten 1 for 5 non-renounceable entitlement offer (“New Offer”) to raise approximately A$5.1 million before costs. Under the New Offer, shareholders will be entitled to acquire 1 new share for every 5 shares held at the record date at an issue price of A$0.05 per new ordinary share. The New Offer is fully underwritten by Argonaut Capital Limited. The agreed underwriting fee is 5%. In addition, institutions who accepted the Institutional Entitlement Offer will be issued an additional 2 new shares for every 5 shares subscribed for under the Institutional Entitlement Offer, for no further consideration, to reflect the revised pricing of the New Offer (“Top Up Shares”). The Company expects to issue a total of 17,829,936 Top Up Shares. The Top Up Shares will be issued ex-entitlement; and
(xi)	On October 21, 2019, the Company announced that it was currently finalizing the formal documentation with Tribeca for the Proposed Royalty Financing and Proposed Term Loan Amendment. Due to the change in the issue price of the New Offer, the options to be issued to Tribeca in relation to the Proposed Royalty Financing and Proposed Term Loan Amendment (subject to shareholder approval and ASX waivers), will be revised to 30,000,000 new options with an exercise price of A$0.06 per option and 30,000,000 new options with an exercise price of A$0.07 cents per option. 50,000,000 of these options will be issued within 60 days after closing and 10,000,000 of these options will be issued upon draw down of the second US$10 million tranche of the Tribeca term loan facility.

Other than the above, at the date of this report, there are no matters or circumstances, which have arisen since June 30, 2019 that have significantly affected or may significantly affect:

•	the operations, in financial years subsequent to June 30, 2019, of the Group;
•	the results of those operations, in financial years subsequent to June 30, 2019, of the Group; or
•	the state of affairs, in financial years subsequent to June 30, 2019, of the Group.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on Form 20-F filed on its behalf.

PARINGA RESOURCES LIMITED

By:	/s/ Egan J. Antill
Egan J. Antill
Chief Executive Officer

Date: October 31, 2019